As confidentially submitted to the Securities and Exchange Commission on October 3, 2025
This draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.
Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Yesway, Inc.
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	5411 (Primary Standard Industrial Classification Code Number)	86-3446060 (I.R.S. Employer Identification No.)
2301 Eagle Parkway
Fort Worth, TX 76177
Telephone: (682) 428-2400
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Kurt M. Zernich
General Counsel
2301 Eagle Parkway
Fort Worth, TX 76177
Telephone: (682) 428-2400
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Ian D. Schuman, Esq. Stelios G. Saffos, Esq. Drew Capurro, Esq. Latham & Watkins LLP 1271 Avenue of Americas New York, NY 10020 Telephone: (212) 906-1200 Fax: (212) 751-4864	Christopher M. Forrester Ilir Mujalovic Allen Overy Shearman Sterling US LLP 1460 El Camino Real, 2nd Floor Menlo Park, CA 94025-4110 Telephone: (650) 838-3600

APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: AS SOON AS PRACTICABLE AFTER THIS REGISTRATION STATEMENT IS DECLARED EFFECTIVE.
If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box. ☐
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.
Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☒	Smaller reporting company ☐
Emerging growth company ☐
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐
The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities, and we are not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.
PROSPECTUS (Subject To Completion)
Issued            , 2026
      Shares
Yesway, Inc.
Class A Common Stock

This is an initial public offering of shares of Class A common stock of Yesway, Inc. We are selling   shares of Class A common stock.
Prior to this offering, there has been no public market for the Class A common stock. It is currently estimated that the initial public offering price per share of Class A common stock will be between $      and $      . We have applied to list our Class A common stock on the Nasdaq Stock Market under the symbol “YSWY.”
We will have two classes of common stock outstanding after this offering: Class A common stock and Class B common stock. Each share of our Class A common stock and each share of our Class B common stock entitles the holder to one vote per share on all matters presented to our stockholders generally. Immediately following the consummation of this offering, all of the outstanding shares of our Class B common stock will be held by the Continuing Equity Owners (as defined below), which, assuming an initial public offering price of  $      per share, will represent in the aggregate approximately    % of the voting power of our outstanding common stock after this offering (or approximately    % if the underwriters exercise in full their option to purchase additional shares).
We will be a holding company, and upon consummation of this offering and the application of proceeds therefrom, our principal asset will consist of LLC Interests (as defined below) we acquire directly from BW Ultimate Parent, LLC, and indirectly from the Blocker Shareholders (as defined below), with the proceeds from this offering, collectively representing, assuming an initial public offering price of  $      per share, an aggregate    % economic interest in BW Ultimate Parent, LLC. Of the remaining    % economic interest in BW Ultimate Parent, LLC,    % will be owned by the Continuing Equity Owners (excluding Brookwood) through their ownership of LLC Interests and    % will be owned by Brookwood, our majority owner through their ownership of LLC Interests. Following this offering, Brookwood will continue to be able to control all of our major corporate decisions.
Yesway, Inc. will be the sole managing member of BW Ultimate Parent, LLC. We will operate and control all of the business and affairs of BW Ultimate Parent, LLC and its direct and indirect subsidiaries and, through BW Ultimate Parent, LLC and its direct and indirect subsidiaries, conduct our business.
After the consummation of the Transactions (as defined below), including this offering, we will be considered a “controlled company” within the meaning of the rules of the Nasdaq Stock Market as Brookwood, our sponsor, will have more than 50% of the voting power for the election of our directors. See “Our Organizational Structure” and “Management—Controlled Company Exception.”

Investing in our common stock involves risks. See “Risk Factors” beginning on page 25 to read about factors you should consider before buying shares of our Class A common stock.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.
	Per Share	Total
Initial public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds, before expenses, to Yesway, Inc.	$	$

(1)
We have agreed to reimburse the underwriters for certain expenses in connection with this offering. See “Underwriting (Conflicts of Interest).”

At our request, the underwriters have reserved up to % of the shares offered by this prospectus for sale at the initial public offering price through a reserved share program. See “Underwriting (Conflicts of Interest)—Reserved Share Program.”
The underwriters have the option to purchase up to an additional                 shares of Class A common stock from us at the initial price to public less the underwriting discounts within 30 days of the date of this prospectus solely to cover over-allotments, if any.
The underwriters expect to deliver the shares of Class A common stock against payment in New York, New York on            , 2026.

Morgan Stanley          J.P. Morgan Goldman Sachs & Co. LLC
Prospectus dated            , 2026.

EXPLANATORY NOTE
Pursuant to the applicable provisions of the Fixing America’s Surface Transportation Act, we are omitting our unaudited financial statements as of and for the six months ended June 30, 2025 and June 30, 2024 because they relate to historical periods that we believe will not be required to be included in the prospectus at the time of the first public filing of the registration statement. We intend to amend the registration statement to include all financial information required by Regulation S-X at the date of such public filing of the registration statement.

You should rely only on the information contained in this prospectus and any free writing prospectus prepared by or on behalf of us or to which we have referred you. No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus or in any free writing prospectus that we file with the Securities and Exchange Commission. We and the underwriters have not authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any related free writing prospectuses. We and the underwriters take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the shares offered by this prospectus, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date regardless of the time of delivery of this prospectus or of any sale of our Class A common stock. Our business, financial condition, results of operations and prospects may have changed since that date.
Through and including            , 2026 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter, and with respect to an unsold allotment or subscription.
For investors outside the United States: We have not, and the underwriters have not, done anything that would permit this offering or the possession or distribution of this prospectus or any free writing prospectus we may provide to you in connection with this offering in any jurisdiction where action for purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of Class A common stock and the distribution of this prospectus outside the United States. See “Underwriting (Conflicts of Interest).”

i

BASIS OF PRESENTATION
Organizational Structure
In connection with the closing of this offering, we will undertake certain organizational transactions to reorganize our corporate structure. Unless otherwise stated or the context otherwise requires, all information in this prospectus reflects the consummation of the organizational transactions described in the section titled “Our Organizational Structure” and this offering, and the application of the proceeds therefrom, to which we refer collectively as the “Transactions.”
See “Our Organizational Structure” for a diagram depicting our organizational structure after giving effect to the Transactions, including this offering.
Certain Definitions
As used in this prospectus, unless the context otherwise requires:
•
“we,” “us,” “our,” the “Company,” “Yesway,” and similar references refer: (1) following the consummation of the Transactions, including this offering, to Yesway, Inc., and, unless otherwise stated, all of its direct and indirect subsidiaries, including Parent (as defined below); and (2) prior to the completion of the Transactions, including this offering, to Parent and, unless otherwise stated, all of its direct and indirect subsidiaries.

•
“Allsup’s” refers to Allsup’s Convenience Stores, which we acquired in November 2019.

•
“Blocker Companies” refers to entities affiliated with Brookwood that are owners of LLC Interests in Parent prior to the Transactions and are taxable as corporations for U.S. federal income tax purposes.

•
“Blocker Shareholders” refers to entities affiliated with Brookwood, which entities are also the owners of the Blocker Companies prior to the Transactions, who will exchange their interests in the Blocker Companies for shares of our Class A common stock and rights under the Tax Receivable Agreement in connection with the consummation of the Transactions.

•
“Brookwood” refers to our sponsor Brookwood Financial Partners, LLC, a Delaware limited liability company, certain funds affiliated with Brookwood Financial Partners, LLC and other entities over which Brookwood Financial Partners, LLC has voting control (including any such fund or entity formed to hold shares of Class A common stock for the Blocker Shareholders).

•
“Continuing Equity Owners” refers collectively to holders of LLC Interests and our Class B common stock immediately following consummation of the Transactions (which include Brookwood and each of our executive officers, and their respective permitted transferees) who may, following the consummation of this offering, exchange at each of their respective options (subject in certain circumstances to time-based vesting requirements and certain other restrictions), in whole or in part from time to time, their LLC Interests (along with an equal number of shares of Class B common stock (and such shares shall be immediately cancelled)) for, at our election (as determined solely by a majority of our independent directors (within the meaning of the rules of the Nasdaq Stock Market) who are disinterested), cash or newly issued shares of our Class A common stock as described in “Certain Relationships and Related Party Transactions—Parent LLC Agreement—Agreement in Effect Upon Consummation of the Transactions.”

•
“Credit Facility” refers to the $410.0 million Term Loan Facility and the $150.0 million Revolving Credit Facility under the Credit Agreement (as defined herein).

•
“Final Payment” refers to our expected payment of $      million to certain Continuing Equity Owners in connection with this offering.

•
“LLC Interests” refers to the common units of Parent, including those that we purchase with a portion of the net proceeds from this offering.

•
“Parent” refers to BW Ultimate Parent, LLC.

•
“Parent LLC Agreement” refers to Parent’s fourth amended and restated limited liability company agreement, which will become effective on, or prior to, the consummation of this offering.

•
“Redeemable Senior Preferred Membership Interests” refers to the 150,000 redeemable, non-convertible, non-exchangeable senior preferred membership interests in Parent issued and sold by Parent to certain purchasers in December 2022 at a price of $980.00 per interest for gross proceeds of $147.0 million.

Yesway, Inc. will be a holding company and the sole managing member of Parent, and upon consummation of the Transactions, its principal asset will consist of LLC Interests.
Presentation of Financial Information
Parent is the accounting predecessor of the issuer, Yesway, Inc., for financial reporting purposes. Yesway, Inc. will be the financial reporting entity following this offering. Accordingly, this prospectus contains the following historical financial statements:
•
Yesway, Inc.—Yesway, Inc. has no material transactions or activities to date, as reflected in the historical financial information of Yesway, Inc. included in this prospectus.

•
Parent—Because Yesway, Inc. will have no interest in any operations, other than those of Parent and its subsidiaries, the historical consolidated financial information included in this prospectus is that of Parent and its subsidiaries.

Except as noted in this prospectus, the unaudited pro forma financial information of Yesway, Inc. presented in this prospectus has been derived by the application of pro forma adjustments to the historical consolidated financial statements of Parent and its subsidiaries included elsewhere in this prospectus. These pro forma adjustments give effect to the Transactions as described in “Our Organizational Structure,” including the consummation of this offering, as if all such transactions had occurred on January 1, 2024 in the case of the unaudited pro forma condensed consolidated statements of income data, and as of September 30, 2025, in the case of the unaudited pro forma condensed consolidated balance sheet data. See “Unaudited Pro Forma Condensed Consolidated Financial Information” for a complete description of the adjustments and assumptions underlying the pro forma financial information included in this prospectus.
Certain monetary amounts, percentages, and other figures included in this prospectus have been subject to rounding adjustments. Percentage amounts included in this prospectus have not in all cases been calculated on the basis of such rounded figures, but on the basis of such amounts prior to rounding. For this reason, percentage amounts in this prospectus may vary from those obtained by performing the same calculations using the figures in our consolidated financial statements included elsewhere in this prospectus. Certain other amounts that appear in this prospectus may not sum due to rounding.
Key Terms and Performance Indicators Used in this Prospectus; Non-GAAP Financial Measures
Throughout this prospectus, we use a number of key terms and provide a number of key performance indicators used by management. These key performance indicators are discussed in more detail in the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—How We Assess the Performance of Our Business.” We define these terms as follows:
•
“store count by brand” represents the number of stores open under the Yesway brand and the Allsup’s brand we operated at the end of a given period;

•
“fuel gallons sold by type” represents the total number of gallons sold of diesel fuel and of gasoline fuel in a given period;

•
“fuel sales less cost of goods sold (exclusive of depreciation and amortization)” represents the fuel sales in a given period less the cost of goods sold for fuel during the same period;

•
“fuel margin” represents the fuel sales less cost of goods sold (exclusive of depreciation and amortization) divided by the fuel gallons sold by type, expressed as cents per gallon (“cpg”);

•
“inside merchandise sales” represent the sales of general merchandise and foodservice;

•
“inside merchandise sales less cost of goods sold (exclusive of depreciation and amortization)” represents inside merchandise sales in a given period less the direct cost of goods sold for merchandise and foodservice during the same period;

•
“inside merchandise margin” represents the inside merchandise sales less cost of goods sold (exclusive of depreciation and amortization) as a percent of total inside merchandise sales;

•
“same-store sales” represent the total sales in a given category for our stores open during the full time of the periods being presented;

•
“Adjusted EBITDA” represents, as applicable for the period, net income (loss) before change in fair value of derivative liability, interest expense, net, income tax expense, depreciation, amortization, and accretion, and further adjusted by excluding the loss (gain) on disposal of assets, long-lived asset impairment, acquisition, financing, integration and stock-based compensation costs; and

•
“Store Contribution” represents, as applicable for the period, income (loss) from operations before depreciation, amortization and accretion, loss (gain) on disposal of assets, long-lived asset impairment, acquisition financing, integration, and stock-based compensation costs, and overhead expenses directly attributed to support staff and corporate offices that, while essential in supporting our store operations, are not directly related to store operations. The excluded overhead expenses include:

•
salaries and benefits: the costs associated with corporate officers, senior management and back office staff;

•
facility expenses: all costs associated with maintaining corporate offices, including rent, real estate taxes, utilities and telecommunications;

•
professional services: audit, accounting, and consulting service fees, third party legal fees, payroll processing fees for corporate payroll, and recruiting fees for corporate staff;

•
marketing and advertising costs: retainers and fees for public relations and advertising firms related to overall Company brand and marketing that is not directly related to a store;

•
computer software and hardware: software and hardware costs associated with corporate officers, senior management and back office staff;

•
supplies costs: costs for office supplies for corporate staff;

•
repairs and maintenance costs: costs related to supplies and equipment for corporate employees and corporate offices;

•
meetings and travel expenses: expenses associated with travel by corporate personnel and corporate meetings, trainings, and events;

•
insurance costs: costs associated with maintaining insurance policies related to corporate offices and staff; in contrast, individual stores are separately allocated insurance expenses for applicable premiums; and

•
other income and expenses: costs related primarily to bank fees, equipment rental, membership dues for retail/fuel associations and charitable contributions.

We use non-GAAP financial measures, such as Adjusted EBITDA and Store Contribution, to supplement financial information presented in accordance with generally accepted accounting principles in the United States, or GAAP. We believe that excluding certain items from our GAAP results allows management to better understand our consolidated financial performance, in the case of Adjusted EBITDA, and the direct performance of our stores, in the case of Store Contribution, from period to period, and better project our future consolidated financial performance as forecasts are developed at a level of detail different from that used to prepare GAAP-based financial measures. Moreover, we believe these non-GAAP financial measures provide our stakeholders with useful information to help them evaluate our operating results by facilitating an enhanced understanding of our performance and enabling them to make more meaningful period to period comparisons. There are limitations to the use of the non-GAAP financial measures presented in this prospectus. For example, our non-GAAP financial measures may not be comparable to similarly titled measures of other companies. Additionally, Store Contribution excludes costs that we incur on an enterprise level that while essential in supporting our store operations, are not directly related to store operations, and that we believe result in efficiencies of scale and confer other benefits across our business. As a result of the exclusion of these enterprise-level expenses from our presentation of Store Contribution, our presentation of

Store Contribution is not, and should not be construed as, indicative of our overall results. Other companies, including companies in our industry, may calculate non-GAAP financial measures differently than we do, limiting the usefulness of those measures for comparative purposes. See “Prospectus Summary—Summary Historical and Pro Forma Condensed Consolidated Financial and Other Data,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”
TRADEMARKS
This prospectus includes our trademarks and trade names which are protected under applicable intellectual property laws and are our property. This prospectus also contains trademarks, trade names, and service marks of other companies, which are the property of their respective owners. Solely for convenience, trademarks, trade names, and service marks referred to in this prospectus may appear without the ®, ™, or SM symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent permitted under applicable law, our rights or the right of the applicable licensor to these trademarks, trade names, and service marks. We do not intend our use or display of other parties’ trademarks, trade names, or service marks to imply, and such use or display should not be construed to imply, a relationship with, or endorsement or sponsorship of us by, these other parties.
MARKET AND INDUSTRY DATA
Unless otherwise indicated, information contained in this prospectus concerning our industry, competitive position, and the markets in which we operate is based on information from independent industry and research organizations, other third-party sources, and management estimates. Management estimates are derived from publicly available information released by independent industry analysts and other third-party sources, including trade associations and government agencies, and data from our internal research, and are based on assumptions made by us upon reviewing such data, and our experience in, and knowledge of, such industry and markets, which we believe to be reasonable. In addition, projections, assumptions, and estimates of the future performance of the industry in which we operate, and our future performance are necessarily subject to uncertainty and risk due to a variety of factors, including those described in “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements.” These and other factors could cause results to differ materially from those expressed in the estimates made by the independent parties and by us.

v

PROSPECTUS SUMMARY
This summary highlights selected information included elsewhere in this prospectus. This summary does not contain all of the information that you should consider before deciding to invest in our Class A common stock. You should read the entire prospectus carefully, including the “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our consolidated financial statements and the related notes included elsewhere in this prospectus, before making an investment decision. Some of the statements in this prospectus constitute forward-looking statements. See “Cautionary Note Regarding Forward-Looking Statements.”
Overview
Yesway is a United States-based convenience store operator that has rapidly grown since its inception in 2015. We operate our portfolio primarily under two successful brands, Yesway and Allsup’s. Our sites are differentiated through a leading foodservice offering, featuring Allsup’s famous deep-fried burrito, and a wide variety of high-quality grocery items and private-label products. Our geographic footprint consists of stores located in attractive rural and suburban markets across the Southwest and Midwest, where we often are the convenience retail destination of choice and effectively, the local grocer. We have a successful track record of growing through new store development and 27 acquisitions and believe we are well-positioned to continue to solidify our market position and grow our store count.

Yesway Portfolio

Contiguous Footprint in Attractive Geographies

Yesway Presence
No Yesway Presence
No Yesway Presence Post-Expected Divestiture

Note: The map above reflects 447 company-operated stores as of September 30, 2025, inclusive of the 29 stores (marked with gray dots) in Iowa and Kansas which we expect to sell in the fourth quarter of 2025.
Established in 2015 by a leading real estate-focused private equity firm, Yesway was built from the ground up by a team of seasoned industry veterans who brought decades of expertise and best practices to the convenience retailing industry. By leveraging our deep real estate knowledge and prioritizing data-driven decision-making, we have assembled a portfolio of highly accessible, customer-friendly sites through a combination of new store construction and strategic acquisition activity. This approach has enabled us to expand our portfolio in both existing and new markets, build brand density, and evolve our store formats to better serve our communities.
Our disciplined strategy extends beyond real estate. We have refined our food service platform and enhanced operational performance across our portfolio, creating a retail experience that resonates with our customers. This has resulted in exceptional customer loyalty, evidenced by our track record of continued same-store sales growth over the past three years and successful new store openings. At the same time, we have embraced innovation in an industry that has historically been slow to adopt it. By investing in technology and software-driven automation, Yesway has achieved best-in-class reporting and performance monitoring, reduced labor costs through streamlined operations, enabled real-time data-driven decision-making, and enhanced the customer experience.
Our success has not gone unnoticed. Over the years, Yesway has been widely recognized as an industry leader. We have been honored with numerous prestigious awards, including being named one of the fastest-growing chain in the convenience store industry by CS News, the “Breakout Retailer of the Year” by Chain Store Age, and the recognition of “Convenience Store Chain of the Year” by CStore Decisions.
Recent Financial Performance

Fuel Sales Less Cost of Goods Sold (Exclusive of Depreciation and Amortization) ($MM) and Fuel Margin (CPG)

44.0
40.1
38.5
182.9
201.9
207.8
2022A
2023A
2024A
LTM Q3 2025
Fuel Sales Less Cost of Goods Sold (Exclusive of Depreciation and Amortization)
Fuel Margin (CPG)

Inside Merchandise Sales ($MM) and Inside Merchandise Margin (%)

31.8%
32.1%
33.6%
691.4
790.2
829.3
2022A
2023A
2024A
LTM Q3 2025
Inside Merchandise Sales
Gross Margin (%)

Income from Operations ($MM)

90.2
91.4
76.7
2022A
2023A
2024A
LTM Q3 2025

Net Income ($MM)

50.8
38.7
23.6
2022A
2023A
2024A
LTM Q3 2025

Store Contribution ($MM)

194.0
209.0
208.4
2022A
2023A
2024A
LTM Q3 2025

Adjusted EBITDA ($MM)

141.0
148.3
149.3
2022A
2023A
2024A
LTM Q3 2025

Store Contribution and Adjusted EBITDA are non-GAAP financial measures. We use non-GAAP financial measures, such as Adjusted EBITDA and Store Contribution, to supplement financial information presented in accordance with GAAP. Please see “Basis of Presentation—Key Terms and Performance Indicators Used in this Prospectus; Non-GAAP Financial Measures,” “Prospectus Summary—Summary Historical and Pro Forma Condensed Consolidated Financial and Other Data,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for more information and reconciliations of each of Adjusted EBITDA and Store Contribution to its most directly comparable GAAP financial measure.
Results for the periods above include 29 stores in Iowa and Kansas, the sale of which we expect to complete in the fourth quarter of 2025. However, these stores collectively account for no more than       % of fuel sales and no more than       % of inside merchandise sales for any period shown above.
Our results for the periods above include the performance of 29 stores in Iowa and Kansas, which we have agreed to sell for aggregate consideration of $17.5 million plus inventory. Following a strategic evaluation, we determined that these markets are no longer an optimal use of our operational focus and resources primarily due to impending uneconomic capital expenditures required by new regulations in Iowa.
We expect the sale of these stores to close in the fourth quarter of 2025 and, given the immaterial contribution of these locations, do not anticipate meaningful dis-synergies. However, we believe exiting these markets will tighten our operational focus and simplify our supply chains and reinforce our brand presence in our core regions.

Excluding these 29 locations, our store portfolio would consist of 416 convenience stores, one liquor store, and one standalone Subway location as of September 30, 2025.
Fuel sales less cost of goods sold (exclusive of depreciation and amortization) for these Iowa and Kansas stores was $4.2 million in the year ended December 31, 2024 and $        in the nine months ended September 30, 2025. Inside merchandise sales for these stores were $26.7 million in the year ended December 31, 2024 and $        in the nine months ended September 30, 2025. Store Contribution generated by these stores included in the transaction was $1.4 million and $2.4 million in the years ended in December 31, 2024 and 2023, respectively, and $        million for the nine months ended September 30, 2024 compared to $        million for the nine months ended September 30, 2025.
Our Industry
We operate in the U.S. convenience retail industry, which was comprised of over 152,000 stores as of December 31, 2024, according to the National Association of Convenience Stores (“NACS”). Convenience stores are one of the most ubiquitous retail offerings in the country, with more than three times as many locations as grocery stores. This essential industry has experienced consistent growth for decades and has proven to be resilient through recessions, the recent COVID pandemic, and financial crises. Additionally, we believe the significant fragmentation of this industry and the economic and operational benefits of consolidation provide us with abundant opportunities to compete more effectively and to continue growing our store count and geographic footprint primarily through new store construction.
Large and Growing Addressable Market.   The U.S. convenience retail industry generated $837.4 billion in total sales in 2024, according to NACS. Inside merchandise sales, which comprised 40.1% of total U.S. convenience retail industry sales in 2024, have increased by 6.1% per year on average since 1980, reaching $335.5 billion in 2024. Convenience stores offer speed of service to time-sensitive consumers and often serve as substitutes to conventional grocery stores and quick service restaurants (“QSRs”), which generated $587 billion and $549 billion, respectively, in sales in the United States in 2024, according to the USDA’s Economic Research Service. We believe these trends are particularly applicable to our stores, as we operate in less dense markets and are often one of the primary destinations for customers to buy groceries and food to-go. Total gasoline consumption in the United States totaled approximately 3.3 billion barrels in 2024 according to the United States Energy Information Administration (“EIA”). NACS estimates that gas stations at convenience stores sell approximately 80% of retail motor fuel purchased in the United States.

Sources:   NACS and U.S. Energy Information Administration.

Recession-Resilient Industry.   At the heart of our investment thesis is the resiliency of the industry across economic climates. As shown in the preceding chart, the convenience retail industry has thrived through U.S. economic cycles, oil price fluctuations, inflation, and government regulations, often even outperforming in formally-declared recessions. Furthermore, retail demand for fuel remains fairly inelastic with regard to fuel prices, with gas stations at convenience stores supplying an estimated 80% of retail motor fuel needs across the country, further helping to cement the reputation of convenience stores as the “destination of choice” for grocery and snacking needs for many consumers. In line with this status, convenience stores were declared essential businesses by state governments during the pandemic and have demonstrated resilient and growing inside merchandise sales as a result of strong customer loyalty.
Long-Term Strength of Fuel Margins.   We believe there have been structural shifts in the retail fuel industry in the post-COVID environment that have resulted in secular support for higher retail fuel margins going forward. Continued consolidation by scaled industry operators has resulted in smaller chains and single-store operators having their earnings disproportionately punished by expense inflation, primarily stemming from wage increases, which has resulted in increased upward pressure on average fuel margins to make up the difference. According to research from KeyBanc and Murphy USA, this industry-wide increase in fuel margin is expected to persist in the long term. In addition, as larger, scaled operators can generally command higher margins than their mom-and-pop counterparts, larger chains are better able to absorb increased operating costs and compensate for the lost profit through inside merchandise sales amidst inflationary pressures.
Highly Fragmented Industry Leading to Significant Consolidation Opportunities.   The convenience retail industry is large and remains highly fragmented. Of the more than 152,000 stores in the United States as of December 31, 2024, approximately 60% were controlled by single-store operators, while the remaining 40% were part of multi-store chains, according to NACS. The five largest convenience store chains accounted for only approximately 16% of the industry’s total store count as of December 31, 2024. In recent years, the industry has seen a wave of consolidation as larger players have increasingly absorbed smaller ones. Scale provides convenience store operators numerous benefits, including more attractive fuel and merchandise contract terms, a more scalable foodservice platform, an ability to implement broad loyalty programs, and other economies of scale.
Slow Adoption of Electric Vehicles.   The adoption of plug-in electric vehicles (“EVs”) has been much slower than originally anticipated, credits are less widely available than they were previously, and the power infrastructure to support EV adoption at scale has not been built. EV adoption is particularly slow in our current geography, a trend we believe insulates us from more dramatic long-term drops in demand for fuel. According to data from S&P Global Mobility, EVs accounted for only 5.5% of all light-duty vehicles sold in 2024 in the nine states in which we operate, compared to 11.2% in the rest of the country. In addition, while the fuel efficiency of vehicles is slowly increasing, total gasoline consumption in the United States increased from 2015 through 2019, and again post-pandemic from 2021 through 2024, due to population growth and increased miles driven per capita according to the EIA. We also believe that even in the event of faster adoption of EVs, our prime real estate locations will make attractive targets for EV charging stations.
Insulated from E-Commerce.   We believe convenience stores are more insulated from the encroachment of e-commerce than other retailers, as convenience stores provide a number of important items that cannot be easily delivered on an on-demand basis to consumers’ homes, whether due to government regulation, logistical issues, or customers’ desire for food on-the-go. These categories include hot coffee, lottery tickets, tobacco and nicotine products, alcohol, hot food, fountain drinks, and, most importantly, motor fuel. According to NACS, in-store categories collectively represented approximately 64% of merchandise sales at convenience stores and, together with motor fuel, more than 85% of total industry revenue in 2024. According to NACS, the United States convenience store market has grown at a compound annual growth rate of 5.3% from 2019 through 2024 despite increased e-commerce sales. Drivers for this growth include changing consumer lifestyles that demand fast and convenient shopping options, increasing urbanization, and increasing disposable income according to The Business Research Company. In addition, in rural markets, we believe the home delivery of small-ticket items has proven uneconomical due, in part, to low population density and the convenience of local shopping. As a result, we have seen limited competition in the industry from e-commerce businesses, and we believe the potential near-term impact of e-commerce on our business is low.

Our Competitive Strengths
Leading, Scaled Convenience Store Operator with Strong Position in Highly Attractive Markets
We ranked as the 15th largest convenience store operator by store count in the United States, according to CS News’ 2025 Top 100 store count for convenience store chains, excluding non-comparable convenience store owners such as integrated, midstream, and upstream oil companies, truck stops, franchisors, and REITs. We operate a mix of rural, suburban, and highway-adjacent locations in the Southwest and Midwest geographies, which are traditionally characterized by stable household income and population growth. Our greatest concentration of stores is in Texas, which has recorded the largest absolute population increase in the United States since 2020, according to the U.S. Census Bureau. The majority of our stores are located in communities with fewer than 20,000 people, and our greenfield growth is generally targeted along major thoroughfares and arterial roadways connecting high-growth markets across our geographies. Through our deep presence in smaller communities, we have built strong competitive positioning and brand loyalty in our markets, where we generally operate as the #1 or #2 convenience store and are, in some locations, the sole local destination for fuel- and grocery-related items. In addition, we note slower adoption of EVs relative to urban markets in the rural markets in which we operate, providing us with greater insulation from potential decreases in the long-term demand for fuel. We believe that our scale and leading market position will allow us to effectively compete and drive growth in our existing markets and those we target for expansion.
Strong Financial Performance with Attractive Business Mix and Robust Operating Margins
We have a highly attractive business mix, with inside merchandise margin representing 57.3% and       % of total inside merchandise sales less cost of goods sold (exclusive of depreciation and amortization) plus fuel sales less cost of goods sold (exclusive of depreciation and amortization) for the year ended December 31, 2024 and the nine months ended September 30, 2025, respectively. Our robust inside merchandise and fuel platforms and longstanding relationships with suppliers help drive industry-leading margins.
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Inside Merchandise Platform.   Our inside merchandise comparable sales growth has been positive for eleven out of the past twelve quarters through September 30, 2025, driven by our competitive merchandise offerings, loyalty program, and new customers resulting from various fuel and operational initiatives. Our highly regarded merchandising platforms, sought-after foodservice and private-label offerings, and strong vendor relationships drive strong merchandise margins. We have delivered consistent inside merchandise margins over the last three years, reaching 33.6% in the year ended December 31, 2024, an increase of 180 basis points over our inside margin of 31.8% in the year ended December 31, 2022.

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Fuel Platform.   We have consistently delivered high fuel margins that often exceed the industry average, driven by our team’s strong fuel sourcing expertise, favorable contracts, and our strategic shift toward diesel fuel, which has historically commanded a substantial margin premium in our portfolio compared to gasoline. We believe industry fuel margins have structurally increased following the pandemic in response to persistent inflation and settled at a durable new baseline well above our historical average. Notably, our new-to-industry stores, raze-and-rebuilds, and fuel forecourt expansion projects have driven a substantial increase in our volume of higher-margin diesel sold from approximately 27% of total gallons sold in the year ended December 31, 2021 to over 35% in the nine months ended September 30, 2025.

We believe our strong competitive position and brand loyalty in small communities position both our inside merchandise and fuel platforms to continue to deliver strong financial performance.
Revered Destination Foodservice Platform with an Efficient Labor Model
When we acquired Allsup’s Convenience Stores in 2019, we inherited a celebrated and time-tested foodservice offer that we have since rolled out across our portfolio. The Allsup’s foodservice platform—which comprises numerous frozen-to-fresh deep-fried items, anchored by the famous Allsup’s deep-fried burritos and chimichangas—is a true destination offer, attracting customers to our stores specifically for our branded foodservice items. The Allsup’s foodservice platform is ubiquitous and highly-recognized across our southwestern markets, generates outsized margins compared to the majority of our inside merchandise, and offers a wide selection of ready-to-eat items at compelling price-points. Additionally, the platform is underpinned by an efficient labor model—a simplified frying area and hot food case are located immediately adjacent to the checkout counter area, enabling both the foodservice operation and the cash registers to be operated by a single employee, if needed, providing both financial and operational benefits to our stores.
Strong Value Creation Track Record through New-to-Industry Stores and Strategic Reinvestment in Existing Assets
We operate predominantly under a company-owned, company-operated (“COCO”) model and own approximately 66% of the real estate underlying our total store base as of September 30, 2025. Through our dedicated real estate development team, we have completed a number of successful capital investment projects, which have driven operational improvements, grown gallons of fuel sold, and increased inside merchandise sales.
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New-to-Industry Stores.   We have leveraged our strong brand recognition in our core markets into an effective new-to-industry store construction program. From June 1, 2021 through September 30, 2025, we opened 57 new-to-industry stores in existing markets and those adjacent to our current portfolio, the majority of which have become some of the best-performing assets in our portfolio. Our in-house site selection team utilizes cutting-edge AI tools to assist with new site selection and performance modeling to pursue a robust pipeline of potential store development opportunities. We expect the majority of these to be funded via our capital light build-to-suit program, through which we have historically targeted a ~30% return on invested capital.

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Reinvestment in Our Assets.   We maintain and execute a list of opportunistic capital projects across the portfolio to take advantage of opportunities to drive incremental sales and EBITDA. These include raze-and-rebuilds, fuel pump upgrades and expansions, diesel island additions, store and parking lot expansions, the acquisition of supply-limited liquor licenses, and store remodels. These projects often generate the highest return on investment (“ROI”) of all of our capital projects, at times resulting in a full payback in less than a year. We have proactively completed almost all of our identified asset reinvestment projects, and expect the majority of our near-term growth to come from our new-to-industry construction projects and ongoing operational improvement initiatives.

Through our disciplined capital allocation, which entails allocating our investments toward projects that are expected to yield the highest ROI, and our deep experience in improving real estate and store operations, we have demonstrated our ability to generate attractive returns on investment.
Technological Platform and Data-Driven Decision-Making Drive Operational Efficiencies
We have established a consistent and best-in-class technological platform to drive greater efficiency across our stores. We effectively leverage technology and data in an industry that has been historically slow to adopt technology, and we believe that this differentiates us from our competitors. By introducing into the stores we build or acquire our state-of-the-art infrastructure, comprised of accounting and point-of-sale systems, cloud-hosted databases, a customized loyalty program, and a back-office platform, we are able to generate valuable data and insights into every store in our portfolio to reduce costs and increase profitability. Investments have been made in Yesway fuel offerings, resulting in expanded diesel fueling stations and increased speed of transaction to support gallon growth. Investments have also been made in data warehouse capabilities to drive faster decision making and cost efficiencies. Reporting on pump health, store labor hours, turnover, and new store metrics allow for real-time monitoring and more informed decision-making. For example, daily automated reporting on flow rates and dispenser health enable management to identify and resolve inefficiencies before any issues arise. Yesway is also using cutting-edge AI tools to assist with new site selection and performance modeling.
Strong Leadership Team with Deep Bench of Talent with Real Estate, Retail, and Private Equity Expertise
Yesway is led by a management team that possesses decades of combined investment and operating experience and has a demonstrated track record of revenue growth and value creation. Thomas N. Trkla, who serves as Chairman and Chief Executive Officer of Yesway, and many individuals from the Company’s leadership team came from the private equity sponsor firm of Yesway and have extensive experience in building, acquiring, improving, rebranding, and operating value-add commercial real estate properties and convenience stores. This includes all aspects of real estate development, including sourcing of opportunities and site selection, navigating the permitting process with local municipalities, choosing construction partners, and managing the building or remodeling process. Yesway’s senior leadership also includes numerous convenience store industry veterans who leverage best practices learned from decades of experience with major U.S.-based convenience store chains to deliver operational excellence.
In addition, we believe that Yesway’s private-equity roots are one of our greatest strengths; by employing the metrics, strategies, and creativity resulting from a private equity mindset, we have been able to generate significant growth and ROI.
Our Growth Strategies
New Store Development
We have a strong history of building new-to-industry stores that quickly rank among the strongest performers in our portfolio. We attribute this performance to a combination of factors, including our data-driven site selection process, deep brand recognition in and adjacent to our current geographic footprint, and a consistent yet flexible store footprint and site layout.
Strategy and Design
Our new locations are, on average, larger than our historic legacy stores, enabling a broader assortment of SKUs, expanded internal storage areas, and enhanced fuel offerings, often including dedicated diesel fueling islands for semi-trucks and large vehicles. However, our store designs are not one-size-fits-all. Each development is customized to reflect local market demographics and the unique characteristics of the lot, traffic patterns, and access points, allowing us to deploy capital efficiently without sacrificing customer experience. This flexible strategy has enabled us to build stores in a variety of markets and locations, and we believe it will provide ample opportunities for further growth in the years ahead.
New Store Performance and Return on Investment
Due to the factors outlined above, our new stores have typically matured rapidly, often approaching long-term run-rate performance within three months of opening. We target a one-year return on investment (“ROI”) of approximately 15% for self-funded new stores and approximately 30% for build-to-suit-funded new stores, based on our assumed average capital investments of roughly $11.2 million per project and $2.8 million per project, respectively. For the       self-funded new stores opened to date, for which we have an applicable 12 months of performance data, we have achieved a     % ROI. We define ROI for a new store development, including any store that is part of our build-to-suit program, as the Store Contribution generated during the 12 months beginning in the third full month following the store opening date, divided by the total cost to us of developing that store.
See “Risk Factors—Risks Related to Our Business and Industry—Our growth may be slowed if we are not able to maintain an adequate pipeline of suitable locations for new stores and manage the risks associated with new store development.”
The table below highlights the enhanced productivity of our new stores compared to our legacy stores. It compares pertinent performance figures and specifications of our average new store with those of our average legacy store for the twelve months ending September 30, 2025. New stores include all new-to-industry stores opened since 2020. Legacy stores include all acquired stores that have not been razed and rebuilt or significantly remodeled.

	Average New Store	Average Legacy Store
Store Size	5,900 square feet	3,400 square feet
Lot Size	4.6 acres	1.1 acres
Fuel Dispensers	29	10
Diesel Share of Total Gallons Sold	45%	29%
Annual Gallons Sold	3.0 million	1.0 million
Annual Inside Merchandise Sales	$2.9 million	$1.7 million
Annual Store Contribution	$1.0 million	$0.4 million
Self-Funded New Stores	$1.3 million	N/A
Build-to-Suit-Funded New Stores	$0.5 million	N/A
Development Pipeline and Execution Capacity
Since 2020, we have opened       self-funded new stores and       build-to-suit-funded new stores, including 11 build-to-suit-funded new stores and one self-funded new store, in the nine months ended September 30, 2025. We plan to open approximately       to       build-to-suits and       to       self-funded new stores over the following      years. Despite our rapid pace of expansion, we believe we are in the early stages of our long-term growth journey with significant whitespace in our existing and new markets. To support this plan, we have engaged numerous construction companies, which we expect will allow us to accelerate the pace of our new-to-industry store program.
Capital Allocation and Build-to-Suit Program
Our future new store construction activity is expected to be funded in two ways: self-funded construction, using cash from our balance sheet to acquire land and build a store; and partnerships with REITs and other triple-net real estate groups that specialize in funding build-to-suit development. Under this build-to-suit program, a third party typically contributes the majority of the capital to construct a new store. At the same time, we oversee site selection, permitting, design, and construction processes, and, once construction is completed, we operate the location under a long-term lease agreement.
Since December 2023, we have completed 28 build-to-suit construction projects with three financial partners, in connection with which we funded only 26% of the total land acquisition and store construction costs. On the remaining portion of the financing, we secured an average capitalization rate of 7.86% from our build-to-suit partners.
Because we oversee site selection and the construction process, subject to certain third-party approvals, we believe the build-to-suit program does not add material strategic execution risk to our new store construction platform.
Consequently, we plan to fund most of our new store growth in the coming years via our build-to-suit program. By doing so, we believe we will increase our capacity to build new stores while reducing the capital expenditure required and accelerating our EBITDA growth. While our build-to-suit platform enhances the attractiveness of our capital deployment program, we remain mindful of the benefits of owning the real estate underlying our portfolio. As such, while build-to-suit construction may drive a significant portion of our new store development activity in the near term, we plan to consider self-funding an increasing portion of our new store development in the future.
Other Initiatives to Drive Year-over-Year Sales Growth
We believe we can leverage our superior operating standards and technology to help drive more customers to our locations, encourage more fuel shoppers to visit the inside of our stores, and increase per-visit spend per customer by implementing the following strategies:
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Launch Value-Add Operational Initiatives.   We continue to expand our offerings both inside and outside the store and have identified several initiatives that we believe will have a significant impact on our results, including, but not limited to: diesel fuel expansions and dispenser upgrades to improve transaction speeds; innovating our foodservice offerings; augmenting and optimizing our current in-store merchandise mix, including enhancing our private label assortment; and optimizing our hiring practices to reduce turnover and improving store-level labor models based on hourly transaction volumes, sales, and store-specific attributes. We regularly assess and improve our operational model, and we believe this is a key competitive advantage that we can continue to build upon in the future.
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Superior Operating Standards and Technology.   We believe our operating standards and use of technology are key competitive advantages within the marketplace, which can continue to drive same-store sales growth for our new and existing units. For example, we believe our near-real time pump health monitoring technology enables us to identify and quickly correct any issues customers may encounter at the pump, ensuring excellent customer experience and minimizing potential missed sales opportunities. We believe we can continue to build loyalty at our stores and optimize our cost structure by maintaining a focus on operational excellence and leveraging technology throughout our organization.

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Pursue Acquisitions in New and Existing Markets.   We have a differentiated track record of sourcing, integrating, and adding value to our portfolio acquisitions. Since our founding, we have acquired more than 400 convenience stores through 27 separate transactions, building a strong reputation as the acquirer of choice in our markets. Given the fragmentation in the U.S. convenience retail market, we will continue to evaluate the acquisition of stores opportunistically, including in smaller towns with lower concentrations of larger-chain convenience store locations. We will also consider expanding geographically by entering new states with attractive market dynamics and demographic profiles.

As referenced above, most of our unit growth is expected to come from new store development. We plan to consider acquisition activity as an alternative to new-store construction based on an attractive return profile or other strategic advantages.
Summary Risk Factors
Participating in this offering involves substantial risk. Our ability to execute our strategy is also subject to certain risks. The risks described under the heading “Risk Factors” immediately following this summary may cause us not to realize the full benefits of our strengths or may cause us to be unable to successfully execute all or part of our strategy. Some of the most significant challenges and risks we face include the following:
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volatility in the global prices and availability of oil and petroleum products and general economic conditions that are out of our control, including interest rates;

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our ability to maintain an adequate pipeline of suitable locations for new stores;

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our ability to successfully implement our rapid growth strategy;

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our ability to maintain an adequate pipeline of suitable locations for new stores and manage the risks associated with new store development;

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our ability to successfully recruit, hire, and retain qualified personnel;

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our dependence upon market acceptance by consumers and our failure to offer products that meet our existing customers’ taste and attract new customers;

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changes to wage regulations and other employment and labor laws;

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changes in demand for fuel-based modes of transportation and advancements in technologies, such as hybrid and electric vehicles, that significantly reduce fuel consumption related to the public’s current general approach with regard to climate change and the effects of greenhouse gas emissions, among others;

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our dependence on a limited number of suppliers for the majority of our gross fuel purchases and merchandise;

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operational hazards and risks normally associated with the marketing of petroleum products, as well as hazards and risks relating to the physical effects of weather and climate change;

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the Tax Receivable Agreement with the Continuing Equity Owners and Blocker Shareholders requires us to make cash payments to them in respect of certain tax benefits to which we may become entitled, and we expect that such payments will be substantial;

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changes to tobacco legislation, potential court rulings affecting the tobacco industry, campaigns to discourage smoking, increases in tobacco and nicotine product taxes and wholesale cost increases of tobacco and nicotine products; and

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the significant influence Brookwood will continue to have over us after the Transactions, including control over decisions that require the approval of stockholders.

Before you invest in our Class A common stock, you should carefully consider all the information in this prospectus, including matters set forth under the heading “Risk Factors.”
Summary of the Transactions
Yesway, Inc., a Delaware corporation, was formed on April 23, 2021 and is the issuer of the Class A common stock offered by this prospectus. Prior to this offering, all of our business operations have been conducted through Parent and its subsidiaries. We will consummate the following organizational transactions in connection with this offering:
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we will amend and restate Yesway, Inc.’s certificate of incorporation to, among other things, provide for (1) the cancellation of our outstanding shares of existing common stock, (2) the creation of a class of common stock to be designated as Class A common stock, with each share of our Class A common stock entitling its holder to one vote per share on all matters presented to our stockholders generally and (3) the creation of a class of common stock to be designated as Class B common stock, with each share of our Class B common stock entitling its holder to one vote per share on all matters presented to our stockholders generally, and that shares of our Class B common stock may only be held by the Continuing Equity Owners and their respective permitted transferees as described in “Description of Capital Stock—Common Stock—Class B Common Stock”;

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we will acquire, by means of one or more mergers, the Blocker Companies (the “Blocker Mergers”) and, assuming an initial public offering price of $        per share, the midpoint of the price range set forth on the cover page of this prospectus, will issue to the Blocker Shareholders           shares of our Class A common stock and rights under the Tax Receivable Agreement;

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assuming an initial public offering price of $      per share, the midpoint of the price range set forth on the cover page of this prospectus, we will issue           shares of our Class B common stock to the Continuing Equity Owners, which is equal to the number of LLC Interests held directly or indirectly by such Continuing Equity Owners immediately following the Transactions, for nominal consideration;

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we will amend and restate the existing limited liability company agreement of Parent, which will become effective prior to the consummation of this offering, to, among other things, (1) recapitalize all existing ownership interests in Parent (including profits interests awarded under the existing limited liability company agreement of Parent) into one class of LLC Interests and (2) appoint Yesway, Inc. as the sole managing member of Parent upon its acquisition of LLC Interests in connection with this offering;

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we will issue           shares of our Class A common stock to the purchasers in this offering (or           shares if the underwriters exercise in full their option to purchase additional shares of Class A common stock) in exchange for net proceeds, after taking into account the underwriting discounts and estimated offering expenses payable by us, of approximately $      million (or approximately $      million if the underwriters exercise in full their option to purchase additional shares of Class A common stock);

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we will use the net proceeds from this offering to purchase         LLC Interests (or          LLC Interests if the underwriters exercise in full their option to purchase additional shares of Class A common stock) directly from Parent at a price per unit equal to the initial public offering price per share of Class A common stock in this offering less the underwriting discounts and estimated offering expenses payable by us;

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we will make the Final Payment of $      million to the Continuing Equity Owners;

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Parent intends to use $      million of the net proceeds from the sale of LLC Interests to Yesway, Inc. to fully redeem the outstanding Redeemable Senior Preferred Membership Interests in connection with the consummation of this offering, and the remainder of the net proceeds, if any, to pay down existing indebtedness and for general corporate purposes to support the growth of the business as described under “Use of Proceeds”; and

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Yesway, Inc. will enter into (1) the Stockholders Agreement with Brookwood, (2) the Registration Rights Agreement with certain of the Continuing Equity Owners and (3) the Tax Receivable Agreement with Parent, the Continuing Equity Owners and the Blocker Shareholders. For a description of the terms of the Stockholders Agreement, the Registration Rights Agreement and the Tax Receivable Agreement, see “Certain Relationships and Related Party Transactions.”

Immediately following the consummation of the Transactions (including this offering):
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Yesway, Inc. will be a holding company and its principal asset will consist of LLC Interests it acquires directly from Parent and indirectly from the Blocker Shareholders;

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Yesway, Inc. will be the sole managing member of Parent and will control the business and affairs of Parent and its direct and indirect subsidiaries;

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Yesway, Inc. will own, directly or indirectly,           LLC Interests, representing approximately     % of the economic interest in Parent (or           LLC Interests, representing approximately     % of the economic interest in Parent if the underwriters exercise in full their option to purchase additional shares of Class A common stock);

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assuming an initial public offering price of $      per share, the midpoint of the price range set forth on the cover page of this prospectus, Brookwood will own (1) through the Blocker Shareholders,         shares of Class A common stock of Yesway, Inc. representing approximately     % of the combined voting power of all of Yesway, Inc.’s common stock and approximately     % of the economic interest in Yesway, Inc. (or approximately    % of the combined voting power and approximately     % of the economic interest if the underwriters exercise in full their option to purchase additional shares of Class A common stock), (2) directly through Brookwood’s ownership of LLC Interests and indirectly through Yesway, Inc.’s ownership of LLC Interests, approximately    % of the economic interest in Parent (or approximately      % of the economic interest in Parent if the underwriters exercise in full their option to purchase additional shares of Class A common stock) and (3)           shares of Class B common stock of Yesway, Inc., representing approximately    % (and, together with the shares of Class A common stock,    %) of the combined voting power of all of Yesway, Inc.’s common stock (or           shares of Class B common stock of Yesway, Inc., representing approximately     % (and, together with the shares of Class A common stock,    %) if the underwriters exercise in full their option to purchase additional shares of Class A common stock);

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assuming an initial public offering price of $      per share, the midpoint of the price range set forth on the cover page of this prospectus, the Continuing Equity Owners (including the holders of Series P Interests (as defined herein)) will own (1) directly through such Continuing Equity Owners’ ownership of LLC Interests and indirectly through Yesway, Inc.’s ownership of LLC Interests, approximately     % of the economic interest in Parent (or approximately    % of the economic interest in Parent if the underwriters exercise in full their option to purchase additional shares of Class A common stock) and (2)           shares of Class B common stock of Yesway, Inc., representing approximately     % of the combined voting power of all of Yesway, Inc.’s common stock (or           shares of Class B common stock of Yesway, Inc., representing approximately    % if the underwriters exercise in full their option to purchase additional shares of Class A common stock); and

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the purchasers in this offering will own (1)           shares of Class A common stock of Yesway, Inc. (or           shares of Class A common stock of Yesway, Inc. if the underwriters exercise in full their option to purchase additional shares of Class A common stock), representing approximately     % of the combined voting power of all of Yesway, Inc.’s common stock and approximately        of the economic interest in Yesway, Inc. (or approximately     % of the combined voting power and approximately     % of the economic interest in Yesway, Inc. if the

underwriters exercise in full their option to purchase additional shares of Class A common stock), and (2) through Yesway, Inc.’s ownership of LLC Interests, indirectly will hold approximately     % of the economic interest in Parent (or approximately     % of the economic interest in Parent if the underwriters exercise in full their option to purchase additional shares of Class A common stock).
As the sole managing member of Parent, we will operate and control all of the business and affairs of Parent and, through Parent and its direct and indirect subsidiaries, conduct our business. Following the Transactions, including this offering, Yesway, Inc. will have the minority economic interest in Parent, and will control the management of Parent as its sole managing member. As a result, Yesway, Inc. will consolidate Parent and record a significant non-controlling interest in a consolidated entity in Yesway, Inc.’s consolidated financial statements for the economic interest in Parent held by the Continuing Equity Owners.
Unless otherwise indicated, this prospectus assumes the shares of Class A common stock being offered pursuant to this prospectus are sold at $      per share (the midpoint of the price range set forth on the cover page of this prospectus). The number of shares of our Class A common stock and Class B common stock to be outstanding after this offering depends on the actual initial public offering price of our Class A common stock in this offering. For illustrative purposes, the below table shows the approximate number of shares of Class A common stock (excluding the shares of Class A common stock to be sold to the public in this offering) and Class B common stock to be outstanding following this offering at various assumed initial public offering prices per share.
Assumed Initial Public Offering Price Per Share	Class A Common Stock	Class B Common Stock
$
$
$
$
$
$
$
$
For more information regarding the Transactions and our structure, see “Our Organizational Structure.”
Ownership Structure
The diagram below depicts our organizational structure after giving effect to the Transactions, including this offering, assuming no exercise by the underwriters of their option to purchase additional shares of Class A common stock and assuming an initial public offering price of $        per share, the midpoint of the price range set forth on the cover page of this prospectus.

(1)
The Brookwood funds will own shares of Class A common stock of Yesway, Inc. through the Blocker Shareholders.

(2)
Investors in this offering will hold approximately    % of the combined voting power of Yesway, Inc. (or approximately    % of the combined voting power if the underwriters exercise in full their option to purchase additional shares of Class A common stock).

Corporate Information
Yesway, Inc., the issuer of the Class A common stock in this offering, was incorporated as a Delaware corporation on April 23, 2021. Our corporate headquarters are located at 2301 Eagle Parkway, Fort Worth, TX 76177. Our telephone number is +1 (682) 428-2400. Our principal website address is www.yesway.com. The information on any of our websites is deemed not to be incorporated in this prospectus or to be part of this prospectus.
After giving effect to the Transactions, including this offering, Yesway, Inc. will be a holding company whose principal asset will consist of    % of the outstanding LLC Interests, a Delaware limited liability company (or    % if the underwriters exercise in full their option to purchase additional shares of our Class A common stock).

The Offering
Issuer
Yesway, Inc.
Shares of Class A common stock offered by us
           shares.
Underwriters’ option to purchase additional shares of Class A common stock from us shares.
Shares of Class A common stock to be outstanding immediately after this offering
Assuming an initial public offering price of $      per share, the midpoint of the price range set forth on the coverage page of this prospectus,          shares, representing approximately    % of the combined voting power of all of Yesway, Inc.’s common stock (or             shares, representing approximately     % of the combined voting power of all of Yesway, Inc.’s common stock if the underwriters exercise in full their option to purchase additional shares of Class A common stock),     % of the economic interest in Yesway, Inc. and    % of the indirect economic interest in Parent.
Shares of Class B common stock to be outstanding immediately after this offering
Assuming an initial public offering price of $      per share, the midpoint of the price range set forth on the coverage page of this prospectus,          shares, representing approximately    % of the combined voting power of all of Yesway, Inc.’s common stock (or            shares, representing approximately     % of the combined voting power of all of Yesway, Inc.’s common stock if the underwriters exercise in full their option to purchase additional shares of Class A common stock) and no economic interest in Yesway, Inc.
Shares of Class A common stock to be held by Brookwood (through the Blocker Shareholders) immediately after this offering
Assuming an initial public offering price of $      per share, the midpoint of the price range set forth on the cover page of this prospectus, shares representing approximately    % of the of the economic interest in Yesway, Inc. (or      shares, representing approximately    % of the economic interest in Yesway, Inc. if the underwriters exercise in full their option to purchase additional shares of Class A common stock).
LLC Interests to be held by us immediately after this
offering
Assuming an initial public offering price of $      per share, the midpoint of the price range set forth on the coverage page of this prospectus,           LLC Interests, representing approximately     % of the economic interest in Parent (or          LLC Interests, representing approximately      % of the economic interest in Parent if the underwriters exercise in full their option to purchase additional shares of Class A common stock).
LLC Interests to be held by Brookwood immediately after this offering
Assuming an initial public offering price of $      per share, the midpoint of the price range set forth on the coverage page of this

prospectus,          LLC Interests, representing approximately       % of the economic interest in Parent (or          LLC Interests, representing approximately      % of the economic interest in Parent if the underwriters exercise in full their option to purchase additional shares of Class A common stock).
Ratio of shares of Class A common stock to LLC Interests
Our amended and restated certificate of incorporation and the Parent LLC Agreement will require that we and Parent at all times maintain a one-to-one ratio between the number of shares of Class A common stock issued by us and the number of LLC Interests owned by us.
Ratio of shares of Class B common stock to LLC Interests
Our amended and restated certificate of incorporation and the Parent LLC Agreement will require that we and Parent at all times maintain a one-to-one ratio between the number of shares of Class B common stock owned by the Continuing Equity Owners and their respective permitted transferees and the number of LLC Interests owned by the Continuing Equity Owners and their respective permitted transferees, except as otherwise determined by us. Immediately after the Transactions, the Continuing Equity Owners will together own 100% of the outstanding shares of our Class B common stock.
Permitted holders of shares of Class B common stock
Only the Continuing Equity Owners and their permitted transferees as described in this prospectus will be permitted to hold shares of our Class B common stock. Shares of Class B common stock are transferable for shares of Class A common stock only together with an equal number of LLC Interests. See “Certain Relationships and Related Party Transactions—Parent LLC Agreement—Agreement in Effect Upon Consummation of this Offering.”
Voting rights
Holders of shares of our Class A common stock and our Class B common stock will vote together as a single class on all matters presented to stockholders for their vote or approval, except as otherwise required by law or our amended and restated certificate of incorporation. Each share of our Class A common stock entitles its holders to one vote per share and each share of our Class B common stock entitles its holders to one vote per share on all matters presented to our stockholders generally. See “Description of Capital Stock.”
Redemption rights of holders of LLC Interests
The Continuing Equity Owners may, subject to certain exceptions, from time to time at each of their options require Parent to redeem all or a portion of their LLC Interests in exchange for, at our election (as determined solely by a majority of our independent directors (within the meaning of the rules of the Nasdaq Stock Market) who are disinterested), newly issued shares of our Class A common stock on a one-for-one basis, or to the extent there is cash available from a private or public offering of shares of Class A common stock by the Parent following this offering, a cash payment equal to a volume weighted average market price of one share of our Class A common stock for each LLC Interest so redeemed, in each case, in accordance with the terms of the Parent LLC Agreement; provided that, at our election (as determined solely by a majority of our independent directors (within the meaning of the rules of the Nasdaq Stock Market) who are disinterested), we may effect a direct exchange by Yesway, Inc. of such Class A common stock or such cash, as applicable, for such LLC Interests. The Continuing Equity Owners may, subject to certain exceptions, exercise such redemption right for as long as their LLC Interests remain outstanding. See “Certain Relationships and Related Party Transactions—Parent LLC Agreement—Agreement in Effect Upon Consummation of the Transactions.” Simultaneously with the payment of cash or shares of Class A common stock, as applicable, in connection with a redemption or exchange of LLC Interests pursuant to the terms of the Parent LLC Agreement, a number of shares of our Class B common stock registered in the name of the redeeming or exchanging Continuing Equity Owner will be transferred to the Company and will be cancelled for no consideration on a one-for-one basis with the number of LLC Interests so redeemed or exchanged.
Use of proceeds
We estimate, based upon an assumed initial public offering price of $      per share (which is the midpoint of the price range set forth on the cover page of this prospectus), that we will receive net proceeds from this offering of approximately $      million (or $      million if the underwriters exercise in full their option to purchase additional           shares of Class A common stock), after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. We intend to use the net proceeds from this offering to purchase          newly issued LLC Interests (or                LLC Interests if the underwriters exercise in full their option to purchase additional shares of Class A common stock) directly from Parent at a price per unit equal to the initial public offering price per share of Class A common stock in this offering less the underwriting discounts and estimated offering expenses payable by us. We intend to cause Parent to use $      million of the net proceeds from the sale of LLC Interests to Yesway, Inc. to fully redeem the outstanding Redeemable Senior Preferred Membership Interests in connection with the consummation of this offering, and the remainder of the net proceeds, if any, to pay down existing indebtedness and for general corporate purposes to support the growth of the business, including new store developments. Parent will bear, or reimburse Yesway, Inc. of the expenses of this offering. See “Use of Proceeds.”
Conflicts of Interest
Certain entities affiliated with Morgan Stanley & Co. LLC beneficially own more than 10% of our outstanding common stock prior to the consummation of the offering. As a result, there is a conflict of interest within the meaning of FINRA Rule 5121. Accordingly, this offering is being conducted in compliance with FINRA Rule 5121, which prohibits Morgan Stanley & Co. LLC from making sales to discretionary accounts without the prior written approval of the account holder and requires that a “qualified independent underwriter,” as defined in FINRA Rule 5121, participate in the preparation of the registration statement and exercise its usual standards of due diligence with respect thereto.                is acting as a “qualified independent underwriter” for this offering.               will not receive any additional fees for serving as qualified independent underwriter in connection with this offering.

Please see “Underwriting (Conflicts of Interest)” for more information.
Dividend policy
Following the completion of this offering, our board of directors may elect to pay cash dividends on our Class A common stock. Holders of our Class B common stock are not entitled to participate in any dividends declared by our board of directors. Because we are a holding company, our ability to pay cash dividends on our Class A common stock depends on our receipt of cash distributions from Parent and, through Parent, cash distributions and dividends from our other indirect wholly-owned subsidiaries. Any future determination as to the declaration and payment of dividends, if any, will be at the discretion of our board of directors, subject to compliance with applicable law, contractual restrictions and covenants in the agreements governing our current and future indebtedness. Any such determination will also depend upon our business prospects, results of operations, financial condition, cash requirements and availability, industry trends, and other factors that our board of directors may deem relevant. See “Dividend Policy.”
Controlled company
exception
After the consummation of the Transactions, we will be considered a “controlled company” for the purposes of the rules of the Nasdaq Stock Market as Brookwood will have more than 50% of the voting power for the election of directors. See “Principal Stockholders.” As a “controlled company,” we will not be subject to certain corporate governance requirements, including that: (1) a majority of our board of directors consists of “independent directors,” as defined under the rules of the Nasdaq Stock Market; (2) we have a nominating and corporate governance committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; (3) we have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and (4) we perform annual performance evaluations of the nominating and corporate governance and compensation committees. As a result, we may not have a majority of independent directors on our board of directors, an entirely independent nominating and corporate governance committee, or an entirely independent compensation committee or perform annual performance evaluations of the nominating and corporate governance and compensation committees unless and until such time as we are required to do so.
Tax receivable agreement
We will enter into a Tax Receivable Agreement with Parent, the Continuing Equity Owners and the Blocker Shareholders that will provide for the payment by Yesway, Inc. to the Continuing Equity Owners and the Blocker Shareholders of 85% of the amount of tax benefits, if any, that Yesway, Inc. actually realizes (or in some circumstances is deemed to realize) as a result of (1) Yesway, Inc.’s allocable share of the existing tax basis of Parent’s assets, which tax basis is attributable to the LLC Interests being acquired in this offering and in the Blocker Mergers; (2) increases in Yesway, Inc.’s allocable share of the tax basis of Parent’s assets resulting from (a) future redemptions or exchanges of LLC Interests for Class A common stock or cash as described above under “—Redemption rights of holders of LLC Interests” and (b) certain distributions (or deemed distributions) by Parent; (3) Yesway, Inc.’s allocable share of the existing tax basis of Parent’s assets at the time of any redemption or exchange of LLC Interests, which tax basis is attributable to the LLC Interests being redeemed or exchanged and acquired by Yesway, Inc.; (4) certain tax attributes of the Blocker Companies acquired by Yesway, Inc. in the Blocker Mergers; and (5) certain additional tax benefits arising from payments made under the Tax Receivable Agreement. See “Certain Relationships and Related Party Transactions—Tax Receivable Agreement” for a discussion of the Tax Receivable Agreement.
Registration rights agreement
Pursuant to the Registration Rights Agreement (as defined elsewhere in this prospectus), we will, subject to the terms and conditions thereof, agree to register the resale of the shares of our Class A common stock that are issuable to certain of the Continuing Equity Owners in connection with the Transactions. See “Certain Relationships and Related Party Transactions—Registration Rights Agreement” for a discussion of the Registration Rights Agreement.
Risk factors
See “Risk Factors” beginning on page 25 and other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in shares of our Class A common stock.
Trading symbol
We have applied to list our Class A common stock on the Nasdaq Stock Market under the symbol “YSWY.”
Reserved share program
At our request, the underwriters have reserved for sale, at the initial public offering price, up to    % of the Class A common stock offered by this prospectus for sale to some of our directors, officers, employees, business associates and related parties as well as directors, officers, employees, business associates and related parties of Brookwood, through a reserved share program, or Reserved Share Program. If these persons purchase reserved shares, it will reduce the number of shares of Class A common stock available for sale to the general public. Any reserved shares of Class A common stock that are not so purchased will be offered by the underwriters to the general public on the same terms as the other shares of Class A common stock offered by this prospectus. See “Underwriting (Conflicts of Interest)—Reserved Share Program.”

Unless we indicate otherwise or the context otherwise requires, all information in this prospectus:
•
gives effect to the amendment and restatement of the Parent LLC Agreement that converts all existing ownership interests in Parent into LLC Interests, as well as the filing of our amended and restated certificate of incorporation;

•
gives effect to the other Transactions, including the consummation of this offering;

•
excludes shares of Class A common stock reserved for issuance under our 2025 Incentive Award Plan, or 2025 Plan, which will become effective in connection with the consummation of this offering, as well as any shares that will become issuable pursuant to provisions in the 2025 Plan that automatically increase the share reserve under the 2025 Plan;

•
excludes            shares of Class A common stock reserved for issuance under our 2025 Employee Stock Purchase Plan, or ESPP, which will become effective in connection with the consummation of this offering as well as any shares that will become issuable pursuant to provisions in the ESPP that automatically increase the share reserve under the ESPP;

•
assumes an initial public offering price of $      per share of Class A common stock, which is the midpoint of the price range set forth on the cover page of this prospectus; and

•
assumes no exercise by the underwriters of their option to purchase             additional shares of Class A common stock.

Unless otherwise indicated, this prospectus assumes the shares of Class A common stock being offered pursuant to this prospectus are sold at $      per share (the midpoint of the price range set forth on the cover page of this prospectus). The number of shares of our Class A common stock and Class B common stock to be outstanding after this offering depends on the actual initial public offering price of our Class A common stock in this offering. For illustrative purposes, the below table shows the approximate number of shares of Class A common stock (excluding the shares of Class A common stock to be sold to the public in this offering) and Class B common stock to be outstanding following this offering at various assumed initial public offering prices per share.
Assumed Initial Public Offering Price Per Share	Class A Common Stock	Class B Common Stock
$
$
$
$
$
$
$
$

Summary Historical and Pro Forma Condensed Consolidated Financial and Other Data
The following tables present the summary historical consolidated financial and other data for Parent and its subsidiaries and the summary pro forma condensed consolidated financial and other data for Yesway, Inc. Parent is the predecessor of the issuer, Yesway, Inc., for financial reporting purposes. The summary consolidated statements of income data and statements of cash flows data for the years ended December 31, 2024, 2023 and 2022, and the summary consolidated balance sheet data as of December 31, 2024 are derived from the consolidated financial statements of Parent included elsewhere in this prospectus. The summary condensed consolidated statements of income data and statements of cash flows data for the nine months ended September 30, 2025 and 2024, and the summary condensed consolidated balance sheet data as of September 30, 2025, are derived from the unaudited condensed consolidated financial statements of Parent included elsewhere in this prospectus. The results of operations for the periods presented below are not necessarily indicative of the results to be expected for any future period. The information set forth below should be read together with the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and the accompanying notes included elsewhere in this prospectus.
The summary unaudited pro forma condensed consolidated financial data of Yesway, Inc. presented below have been derived from our unaudited pro forma condensed consolidated financial information included elsewhere in this prospectus. These pro forma adjustments give effect to the Transactions as described in “Our Organizational Structure,” including the Final Payment and the consummation of this offering, as if all such transactions had occurred on January 1, 2024 in the case of the unaudited pro forma condensed consolidated statements of income data, and as of September 30, 2025 in the case of the unaudited pro forma condensed consolidated balance sheet data. The unaudited pro forma condensed consolidated financial information includes various estimates which are subject to material change and may not be indicative of what our operations or financial position would have been had the Transactions taken place on the dates indicated, or that may be expected to occur in the future. See “Unaudited Pro Forma Condensed Consolidated Financial Information” for a complete description of the adjustments and assumptions underlying the summary unaudited pro forma condensed consolidated financial information.
The summary historical consolidated financial and other data of Yesway, Inc. have not been presented because Yesway, Inc. has had no material transactions or activities to date.
	Yesway, Inc. Pro Forma		Parent Historical
	Nine Months Ended September 30, 2025	Year Ended December 31, 2024	Nine Months Ended September 30,		Year Ended December 31,
(in millions, except per share data)			2025	2024	2024	2023	2022
	(unaudited)		(unaudited)
Consolidated Statements of Income:
Total revenues	$	$	$	$	$2,526.4	$2,534.2	$2,343.1
Expenses:
Cost of goods sold (exclusive of depreciation and amortization, shown separately below)					2,015.9	2,053.1	1,919.0
Salaries and employee benefits					189.1	178.5	156.7
Selling, general, and administrative expenses					177.7	165.2	133.3
Depreciation, amortization, and accretion					59.4	58.4	43.4
Loss (gain) on disposal of assets					1.4	(32.1)	0.5
Long-lived asset impairment					6.2	19.7	—
Total operating expenses					2,449.7	2,442.8	2,252.9

	Yesway, Inc. Pro Forma		Parent Historical
	Nine Months Ended September 30, 2025	Year Ended December 31, 2024	Nine Months Ended September 30,		Year Ended December 31,
(in millions, except per share data)			2025	2024	2024	2023	2022
	(unaudited)		(unaudited)
Income from operations					76.7	91.4	90.2
Change in fair value of derivative liability					(9.1)	(3.6)	—
Interest expense, net					62.1	56.2	39.4
Income before income tax expense					23.7	38.8	50.8
Income tax expense					0.1	0.1	—
Net income					23.6	38.7	50.8
Net income attributable to non-controlling interest					0.2	0.1	—
Net income attributable to BW Ultimate Parent, LLC	$	$	$	$	$23.4	$38.6	$50.8
Pro Forma Net Income per Share Data:
Pro forma weighted average shares of Class A common stock outstanding:
Basic
Diluted
Pro forma net loss available to Class A common stock per share:
Basic
Diluted
	Parent Historical (unaudited)
(in millions, except store count, and inside merchandise margin and fuel margin in cpg)	Nine Months Ended September 30,		Year Ended December 31,
	2025	2024	2024	2023	2022
Selected Other Data:
Total store count (end of period)(1)			440	428	425
Fuel gallons sold by type(1)
Diesel			182.0	162.5	126.6
Gasoline			357.2	340.6	288.9
Total fuel gallons sold			539.2	503.1	415.5
Fuel sales(1)	$	$	$1,673.3	$1,718.5	$1,630.3
Fuel sales less cost of goods sold (exclusive of depreciation and amortization)(1)	$	$	$207.8	$201.9	$182.9
Fuel margin by type(1)
Gasoline			36.4	36.6	39.6
Diesel			42.8	47.6	54.1
Inside merchandise sales(1)	$	$	$829.3	$790.2	$691.4
Inside merchandise sales less cost of goods sold (exclusive of depreciation and amortization)(1)	$	$	$279.0	$253.7	$219.9
Inside merchandise margin(1)			33.6%	32.1%	31.8%

	Yesway, Inc. Pro Forma (unaudited)		Parent Historical (unaudited)
	Nine Months Ended September 30, 2025	Year Ended December 31, 2024	Nine Months Ended September 30,		Year Ended December 31,
(in millions)			2025	2024	2024	2023	2022
Store Contribution(2)	$	$	$	$	$208.4	$209.0	$194.0
Adjusted EBITDA(2)	$	$	$	$	$149.3	$148.3	$141.0
	Yesway, Inc. Pro Forma As of	Parent Historical As of
(in millions)	September 30, 2025	September 30, 2025	December 31, 2024
	(unaudited)	(unaudited)
Consolidated Balance Sheets:
Cash and cash equivalents	$	$	$32.7
Total assets	$	$	$1,866.4
Total liabilities	$	$	$1,087.9
Total senior preferred membership interests	$	$	$203.8
Total members’ equity	$	$	$574.7

(1)
These key performance indicators are discussed in more detail in the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—How We Assess the Performance of Our Business.”

(2)
We use supplemental measures of our performance which are derived from our consolidated financial information but which are not presented in our consolidated financial statements prepared in accordance with GAAP. These non-GAAP financial measures include Adjusted EBITDA and Store Contribution.

Adjusted EBITDA represents, as applicable for the period, net income (loss) before change in fair value of derivative liability, interest expense, net, income tax expense, depreciation, amortization and accretion, and further adjusted by excluding the loss (gain) on disposal of assets, long-lived asset impairment, acquisition, financing, integration, and stock-based compensation costs. Store Contribution represents, as applicable for the period, income (loss) from operations before depreciation, amortization, and accretion, loss (gain) on disposal of assets, long-lived asset impairment, acquisition, financing, integration, and stock-based compensation costs, and overhead expenses directly attributed to support staff and corporate offices that, while essential in supporting our store operations, are not directly related to store operations. The excluded overhead expenses include:
•
salaries and benefits: the costs associated with corporate officers, senior management and back office staff;

•
facility expenses: all costs associated with maintaining corporate offices, including rent, real estate taxes, utilities and telecommunications;

•
professional services: audit, accounting, and consulting service fees, third party legal fees, payroll processing fees for corporate payroll, and recruiting fees for corporate staff;

•
marketing and advertising costs: retainers and fees for public relations and advertising firms related to overall Company brand and marketing that is not directly related to a store;

•
computer software and hardware: software and hardware costs associated with corporate officers, senior management and back office staff;

•
supplies costs: costs for office supplies for corporate staff;

•
repairs and maintenance costs: costs related to supplies and equipment for corporate employees and corporate offices;

•
meetings and travel expenses: expenses associated with travel by corporate personnel and corporate meetings, trainings, and events;

•
insurance costs: costs associated with maintaining insurance policies related to corporate offices and staff; in contrast, individual stores are separately allocated insurance expenses for applicable premiums; and

•
other income and expenses: costs related primarily to bank fees, equipment rental, membership dues for retail/fuel associations and charitable contributions.

We use non-GAAP financial measures to supplement financial information presented on a GAAP basis. We believe that excluding certain items from our GAAP results allows management to better understand our consolidated financial performance from period to period and better project our future consolidated financial performance as forecasts are developed at a level of detail different from that used to prepare GAAP-based financial measures. Moreover, we believe these non-GAAP financial measures provide our stakeholders with useful information to help them evaluate our operating results by facilitating an enhanced understanding of our operating performance and enabling them to make more meaningful period-to-period comparisons. There are limitations to the use of the non-GAAP financial measures presented in this prospectus. For example, our non-GAAP financial measures may not be comparable to similarly titled measures of other companies. Additionally, Store Contribution excludes costs that we incur on an enterprise level that while essential in supporting our store operations, are not directly related to store operations, and that we believe result in efficiencies of scale and confer other benefits across our business. As a result of the exclusion of these enterprise-level expenses from our presentation of Store Contribution, our presentation of Store Contribution is not, and should not be construed as, indicative of our overall results. Other companies, including companies in our industry, may calculate non-GAAP financial measures differently than we do, limiting the usefulness of those measures for comparative purposes.
The non-GAAP financial measures are not meant to be considered as indicators of performance in isolation from or as a substitute for net income (loss) prepared in accordance with GAAP, and should be read only in conjunction with financial information presented on a GAAP basis. Reconciliations of each of Adjusted EBITDA and Store Contribution to its most directly comparable GAAP financial measure are presented below. We encourage you to review the reconciliations in conjunction with the presentation of the non-GAAP financial measures for each of the periods presented. In future fiscal periods, we may exclude such items and may incur income and expenses similar to these excluded items.
The tables below provide reconciliations of net income (loss) to Adjusted EBITDA and of income from operations to Store Contribution on a consolidated basis for the years ended December 31, 2024, 2023 and 2022, and for the nine months ended September 30, 2025 and 2024.
	Parent Historical (unaudited)
	Nine months ended September 30,		Year Ended December 31,
(in millions)	2025	2024	2024	2023	2022
Net income (loss)	$	$	$23.6	$38.7	$50.8
Change in fair value of derivative liability			(9.1)	(3.6)	—
Interest expense, net			62.1	56.2	39.4
Income tax expense			0.1	0.1	—
Income from operations			76.7	91.4	90.2
Depreciation, amortization, and accretion			59.4	58.4	43.4
Loss (gain) on disposal of assets			1.4	(32.1)	0.5
Long-lived asset impairment			6.2	19.7	—
Acquisition, financing, integration, and stock-based compensation costs:
Acquisition and integration costs			3.8	7.9	3.0
Financing costs			1.8	3.0	3.9
Total acquisition, financing, integration, and stock-based compensation costs			5.6	10.9	6.9
Adjusted EBITDA	$	$	$149.3	$148.3	$141.0

	Parent Historical (unaudited)
	Nine months ended September 30,		Year Ended December 31,
(in millions)	2025	2024	2024	2023	2022
Income from operations	$	$	$76.7	$91.4	$90.2
Depreciation, amortization, and accretion			59.4	58.4	43.4
Loss (gain) on disposal of assets			1.4	(32.1)	0.5
Long-lived asset impairment			6.2	19.7	—
Acquisition, financing, integration, and stock-based compensation costs:
Acquisition and integration costs			3.8	7.9	3.0
Financing costs			1.8	3.0	3.9
Total acquisition, financing, integration, and stock-based compensation costs			5.6	10.9	6.9
Overhead expenses:
Salaries and benefits			39.3	38.4	33.9
Facility expenses			1.2	1.3	1.9
Professional services			7.3	7.9	6.6
Marketing and advertising			3.5	3.5	2.3
Corporate software and hardware			2.9	3.0	2.3
Office supplies			0.2	0.4	0.6
Repairs and maintenance			0.5	0.3	0.2
Meetings and travel			2.5	3.2	2.6
Insurance			0.9	0.9	1.8
Other income and expense			0.8	1.8	0.8
Total overhead expenses			59.1	60.7	53.0
Store Contribution	$	$	$208.4	$209.0	$194.0

RISK FACTORS
Investing in our Class A common stock involves risks. Before deciding to invest in our Class A common stock, you should carefully consider the risks and uncertainties described below, together with all of the other information in this prospectus, including our consolidated financial statements and the related notes. The occurrence of any of the events described below could harm our business, operating results and financial condition. In such an event, the market price of our Class A common stock could decline, and you may lose all or part of your investment. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business, operating results and financial condition. See “Cautionary Note Regarding Forward-Looking Statements.”
Risks Related to Our Business and Industry
Volatility in the global prices and availability of oil and petroleum products and general economic conditions that are largely out of our control, including interest rates, can materially adversely impact our sales, financial condition and operating results.
Our operating results are significantly affected by changes in prices of fuel, variable retail margins and the market of such products. During the fiscal year ended December 31, 2024 and the nine months ended September 30, 2025, fuel sales were approximately 66.2% and    %, respectively, of our total revenues and fuel sales less cost of goods sold (exclusive of depreciation and amortization) was 42.7% and    %, respectively, of our total fuel sales and inside merchandise sales less cost of goods sold (exclusive of depreciation and amortization). Crude oil and domestic wholesale fuel markets are volatile. General political conditions, acts of war or terrorism, including the current geopolitical tensions in Eastern Europe related to Russia’s invasion of Ukraine, instability in oil producing regions, particularly in the Middle East, Russia, Africa and South America, and the value of U.S. dollars relative to other foreign currencies, particularly those of oil producing nations, could significantly affect crude oil supplies and wholesale fuel prices. The supply and price of fuel may also be impacted by hacking and ransomware attacks. For example, in May 2021, an organized crime group called DarkSide seized control of and shut down the Colonial Pipeline, a critical U.S. gasoline pipeline that supplies fuel throughout the U.S. East Coast, in a ransomware attack. Fuel supplies immediately tightened and retail prices rose around the U.S. in response to the ransomware attack. We cannot guarantee that such hacking or ransomware attacks will not occur in the future and materially affect our access to fuel supplies.
In addition, the supply of fuel and our wholesale purchase costs could be adversely affected in the event of a shortage, which could result from, among other things, the current geopolitical tensions in Eastern Europe related to Russia’s invasion of Ukraine, lack of capacity at oil refineries, sustained increase in global demand or the fact that our fuel contracts do not guarantee an uninterrupted, unlimited supply of fuel. Our wholesale purchase costs could also be adversely affected by increasingly stringent regulations regarding the content and characteristics of fuel products. Increases in wholesale oil prices typically do not have a sustained impact on retail fuel margins, as retailers are quick to pass along increased costs to their customers. In addition, industry shifts in the retail price of fuel do not typically impact our gross margins on fuel, as consumer demand for fuel is relatively inelastic. Notwithstanding, volatility in the wholesale price of oil or supply limitations could adversely affect our business, operating results, and financial condition.
Our ability to successfully manage operating costs is important because we have no influence on the sales prices or regional and worldwide consumer demand for oil and fuel. Furthermore, oil prices, wholesale fuel costs, fuel volumes, fuel margins and merchandise sales are typically subject to seasonal fluctuations. A significant decrease in consumer demand (other than typical seasonal variations) could materially affect our fuel volumes and merchandise sales, fuel sales less cost of goods sold (exclusive of depreciation and amortization) and overall customer traffic, which in turn could have a material adverse effect on our business, operating results and financial condition.
Further, recessionary economic conditions, higher interest rates, higher fuel and other energy costs, inflation, increases in commodity prices, higher levels of unemployment, higher consumer debt levels, higher tax rates and other changes in tax laws or other economic factors may affect consumer spending or buying habits, and could adversely affect the demand for products we sell at our retail sites. Unfavorable economic conditions, higher fuel prices and unemployment levels can affect consumer confidence, spending patterns and vehicle miles driven. The U.S. economy has continued to experience inflationary pressures, which reduce consumer purchasing power. If this trend continues or increases, it could negatively impact demand and seasonal travel patterns, which could reduce future sales volumes. Any major changes in tax or trade policy between the U.S. and countries from which we or our suppliers source merchandise and other products for our sites, such as the imposition of additional tariffs or duties on imported products, could require us to take certain actions, including raising prices on products we sell and seeking alternative sources of supply. These factors can lead to sales declines in both fuel and general merchandise, and in turn have an adverse impact on our business, operating results and financial condition.
Additionally, higher interest rates could impair our ability to raise funds in the debt capital markets and impact our ability to pass along increased costs of debt to our customers. Beginning in early 2022, in response to significant and prolonged increases in inflation, the U.S. Federal Reserve Board raised interest rates eleven times during 2022 and 2023, which increased the borrowing costs on our variable rate debt. The Federal Reserve Board then paused rate increases in the fourth quarter of 2023 following the deceleration of inflationary growth. The Federal Reserve Board cut interest rates in September 2024, December 2024 and September 2025 and has indicated that it may continue to decrease interest rates in the near term. The timing, number and amount of any future interest rate changes are uncertain, and there can be no assurance that rates will continue to decrease at a rate currently predicted or at all, which would in turn negatively impact our borrowing costs. Any future federal funds rate increases could in turn make our financing activities, including those related to our acquisition activity, more costly and limit our ability to refinance existing debt when it matures or cause us to pay higher interest rates upon refinancing and increase interest expense on refinanced indebtedness. The interest rate associated with our Revolving Credit Facility was    % as of September 30, 2025. The interest rate associated with our Term Loan Facility was    % as of September 30, 2025.
Our growth may be slowed if we are not able to maintain an adequate pipeline of suitable locations for new stores and manage the risks associated with new store development.
Our growth strategy depends in part on our ability to continue to identify and secure attractive locations suitable for development of new stores. We have a very active real estate development team that works to focus on our key target areas to identify suitable locations for this future growth. However, our ability to open new stores is dependent upon a number of factors, many of which are beyond our control, including our ability to identify available and suitable sites, reach acceptable agreements regarding the purchase or lease of suitable locations, including build-to-suit leases, and obtain the financing required to acquire and operate new stores.
In addition, our new store development entails significant risks, including shortages of materials or skilled labor, unforeseen engineering, environmental and/or geological problems, work stoppages, weather interference, unanticipated cost increases and non-availability of construction equipment. In particular, any increase in construction and opening costs of new stores, which include the costs of raw materials and skilled labor and the costs associated with obtaining required licenses, permits and regulatory approvals and the effective response to any changes in local, state or federal law and regulations, may adversely affect our ability to open new stores on a timely basis or at all, as well as the ROI of our new store development. Price fluctuations, including due to inflation, shortages in raw materials, and changing trade policies, could substantially increase the construction and opening costs of our new stores. In addition, we are subject to government regulations related to wage rates, which may result in an increase in the cost of the labor associated with building our stores.
There is no guarantee that we will be able to locate a sufficient number of suitable locations for new stores in desirable areas or on terms that are acceptable to us to achieve our growth plan and we may not be able to close the purchase, development or lease, as applicable, of those locations in a timely fashion. If we are unable to open new stores, or if new stores’ openings are significantly delayed, we may not be able to continue to execute our growth strategy, which could affect our business, financial condition and operating results.
Our rapid growth strategy may place significant demands on our Company.
Our strategic plan calls for significant growth in our business over the next several years in select markets where we are currently established, as well as the expansion of our geographic footprint into new markets. This growth would place significant demands on our management team, systems, internal controls, and financial and professional resources. As a result, we could be required to incur expenses to hire additional qualified personnel, retain professionals to assist in developing the appropriate control systems, expand our information technology infrastructure, or in other unforeseen ways. If we are unable to effectively manage our growth, our business, financial condition, and results of operations could be adversely affected.
The failure to recruit, hire, and retain qualified personnel could materially adversely affect our business.
We are dependent on our ability to recruit, hire and retain qualified individuals to work in and manage our convenience stores in the geographic regions in which our stores are located, and our operations are subject to federal and state laws governing such matters as minimum wages, overtime, working conditions and employment eligibility requirements. Although we are not currently experiencing any material labor shortage to date, in the future we may experience difficulties in recruiting, hiring and retaining qualified personnel due to a number of factors beyond our control. In addition, economic factors, such as a decrease in unemployment rates and changing wage regulations, could have a material impact on our results of operations. Failure to continue to attract a sufficient number of individuals at reasonable compensation levels could have a material adverse effect on our business, reputation and results of operations.
Our business is dependent upon market acceptance by consumers. Changes in our merchandise offerings or the introduction of new merchandise may not meet our existing customers’ taste, may alienate some customers and may result in the failure to attract new customers, which could materially adversely affect our business.
We are substantially dependent on market acceptance of our products by consumers, our ability to change with consumer tastes, and to meet consumer needs with new products. If consumers do not accept our products, our sales could fail to grow or could decline, resulting in a reduction in our operating income or possible increases in losses. Demand for our products is also influenced by certain factors, like the popularity of certain store aesthetics, cultural and demographic trends, marketing and advertising expenditures, and general economic conditions, all of which can change rapidly and result in a quick shift in consumer demand. The success of new product introductions depends on various factors, including product selection and quality, sales and marketing efforts, and timely production. We may not always be able to respond quickly and effectively to changes in consumer taste and demand due to the amount of time and financial resources that may be required to bring new products to market. The inability to respond quickly to market changes could have an impact on our expected growth potential.
Changes to wage regulations and other employment and labor laws could have an impact on our future results of operations.
A considerable number of our employees are paid at rates related to the federal or state minimum wage. Any further increases in applicable federal, state or local minimum wage could increase our labor costs, which may adversely affect our results of operations and financial condition. Our ability to meet our labor needs, while controlling wage and labor-related costs, is subject to numerous external factors, including the availability of qualified persons in the workforce in the local markets in which we are located, unemployment levels within those markets, prevailing wage rates, changing demographics, health and other insurance costs and changes in employment and labor laws. Such laws related to employee hours, wages, job classification and benefits could significantly increase operating costs. In the event of increasing wage rates, if we fail to increase our wages competitively, the quality of our workforce could decline, causing our customer service to suffer, while increasing wages for our employees could cause our profit margins to decrease. If we are unable to hire and retain employees capable of meeting our business needs and expectations, our business and brand image may be impaired. Any failure to meet our staffing needs or any material increase in turnover rates of, or any required increases in wages for, our employees may adversely affect our business, results of operations and financial condition.
Significant changes in demand for fuel-based modes of transportation and advancements in technologies, such as hybrid and electric vehicles, that significantly reduce fuel consumption related to the public’s current general approach with regard to climate change and the effects of Greenhouse Gas (“GHG”) emissions, among others, could materially adversely affect our business.
The road transportation fuel and convenience business is generally driven by consumer preferences, growth of road traffic and trends in travel and tourism. Fuel competes with other sources of energy, some of which are less costly on an equivalent energy basis. There have been significant governmental incentives and consumer pressures to increase the use of alternative fuels in the United States. Various U.S. federal agencies regulate the fuel efficiency and permitted emissions of motor vehicles and may continue to impose increasingly stringent emission standards meant to decrease the need for fossil fuels. As a result, an increasing number of automotive, industrial and power generation manufacturers are developing more fuel-efficient engines, hybrid engines and alternative clean power systems. According to data from S&P Global Mobility, electric and plug-in hybrid vehicles accounted for approximately 10.1% of all light-duty vehicle sales in the United States in 2024, and the Energy Information Administration is expecting the proportion of electric vehicles to increase further in the future. The more successful and widespread these alternatives become, as a result of governmental incentives or regulations, technological advances, consumer demand, improved pricing or otherwise, the greater the potential negative impact on the demand, pricing and profitability of our fuel-based products. A number of additional key factors could impact current customer behavior and trends with respect to road transportation and fuel consumption, including the public’s current general approach with regard to climate change and the effects of GHG emissions. Significant developments in any of the above-listed factors could lead to substantial changes in the demand for petroleum-based fuel and have a material adverse effect on our business, financial condition and results of operations.
Our expansion into new and existing markets may present increased risks, which could affect our sales and profitability.
Part of our growth strategy is to develop new stores and pursue acquisitions in both new and existing markets. If we open or acquire stores in or near markets in which we already have convenience stores, it could have a material adverse effect on sales and results of operations for our convenience stores in such markets due to the close proximity with our other convenience stores and market saturation. Existing stores could also make it more difficult to build our consumer base for a new store in the same market. Our core business strategy does not entail opening new convenience stores that we believe will materially affect sales at our existing convenience stores over the long term. However, due to brand recognition and logistical synergies, as part of our growth strategy, we also intend to open new convenience stores in areas where we have existing convenience stores. Sales cannibalization between our stores may become significant in the future as we continue to open new stores and make additional acquisitions, which could, in turn, have a material adverse effect on our business, financial condition and results of operations.
We plan to develop additional stores in markets where we have little or no operating experience. New markets may have competitive or regulatory conditions, consumer tastes and discretionary spending patterns that are more difficult to predict or satisfy than our existing markets. We may need to make greater investments than we originally planned in advertising and promotional activity in new markets to build brand awareness. We may find it more difficult in new markets to hire, motivate and keep qualified employees. If we do not successfully execute our plans to enter new markets, our business, operating results and financial condition could be harmed.
The current geographic concentration of our stores creates exposure to local economies, regional downturns or severe weather or catastrophic occurrences.
Our stores are primarily concentrated in Texas, New Mexico, Oklahoma, South Dakota, Iowa, Kansas, Wyoming, Missouri, and Nebraska. As a result, our business is currently more susceptible to regional conditions than the operations of more geographically diversified competitors, and we are vulnerable to economic downturns in those regions. Any unforeseen events or circumstances that negatively affect these areas could materially adversely affect our revenues and profitability. These factors include, among other things, changes in demographics, population, competition, consumer preferences, new or revised laws or regulations, or hurricanes, fires, floods or other natural disasters in these regions.
We operate in a highly competitive industry.
We compete with other convenience stores, gas stations, large and small food retailers, QSRs, drug stores and dollar stores. Since all such competitors offer products and services that are very similar to those offered by us, a number of key factors determine our ability to successfully compete in the marketplace. These include the location of stores, competitive pricing, convenient access routes, the quality and configuration of stores and fueling facilities, and a high level of service. In particular, many large convenience store chains have expanded their number of locations and remodeled their existing locations in recent years, enhancing their competitive position. In addition, some of our competitors have greater financial resources and scale than we do, which may provide them with competitive advantages in negotiating fuel and other supply arrangements. To the extent they are able to develop and expand their same-day order fulfillment capabilities, we may also face increased competition from e-commerce businesses. Our inability to successfully compete in the marketplace by continuously meeting customer requirements concerning price, quality and service level could adversely affect our business, financial condition and results of operations.
We are exposed to risks associated with the interruption of supply and increased costs as a result of our reliance on third-party supply and transportation of refined products.
We utilize key product supply and wholesale assets, including our pipeline positions and product distribution terminals, to supply our retail fueling stores. Some of our competitive advantage arises out of these arrangements which, if disrupted, would affect the prices of the fuel we purchase and, therefore, limit such competitive advantage. In addition, we could experience interruptions of supply or increases in costs to deliver refined products to market if the ability of the pipelines or vessels to transport petroleum or refined products is disrupted because of weather events, accidents, governmental regulations or third-party actions. Furthermore, at some of our locations there are very few suppliers for fuel in that market; if we experience interruptions of supply or increases in costs to deliver refined products to such locations, our business, financial condition and operating results may be adversely impacted. In addition, the cost and availability of delivery drivers may affect the ability of third-party providers to deliver fuel to our stores.
We depend on a limited number of suppliers for the majority of our gross fuel purchases and merchandise. A failure by a principal supplier to renew its supply agreement, a disruption in supply or an unexpected change in supplier relationships could have a material adverse effect on our business.
We depend on a limited number of suppliers for a substantial majority of our gross fuel purchases. Renewal and negotiation of the terms of our supplier agreements is often subject to factors beyond our control, including motor fuel prices, a supplier’s ability to pay for or accept the contracted volumes and a competitive marketplace. If any of our principal suppliers elects not to renew its contracts with us, we believe we would be able to replace the volume of fuel we purchase from such suppliers, but may be unable to do so without short-term disruption to our operations or on the same terms as we currently purchase from such supplier, which may have an adverse effect on our fuel margins.
We rely upon our suppliers to timely provide the volumes and types of motor fuels for which they contract. We purchase motor fuels from a variety of suppliers under term contracts that vary in term, pricing structure, firmness and delivery flexibility. Our fuel supply arrangements must be coordinated to ensure that motor fuels are delivered to our facilities at the times, in the quantities and otherwise in a manner that meets the needs of our portfolio and our customers.
In times of extreme market demand or supply disruption, including due to acts of war (such as Russia’s invasion of Ukraine), terrorism, hacking or ransomware attacks, we may be unable to acquire enough fuel to satisfy the demand of our customers. Factors potentially impacting fuel pricing and supply can include shifts in our principal fuel supplier’s financial condition, operational disruptions, transportation disruptions and extreme weather events. At times, motor fuels may not be available at any price, or our suppliers may not be able to transport it to our facilities on a timely basis. Any disruption in supply or a significant change in our relationship with our principal fuel suppliers could have a material adverse effect on our business, financial condition and results of operations. For example, the geopolitical tensions in Eastern Europe related to Russia’s invasion of Ukraine, which began in the first quarter of 2022, resulted in significant supply disruptions as a broad coalition of countries responded with sanctions and/or import bans associated with Russian oil and natural gas. This resulted in higher commodity prices, with an increase in the prices of oil and natural gas not seen since mid-2014. As another example, in February 2021, the United States experienced Winter Storm Uri and extreme cold temperatures in the central United States, including Texas. This severe weather event resulted in decreased demand for motor fuels for several days and negatively affected refinery utilization rates thereby impacting the broader supply chain, which took months to stabilize.

We also depend on a limited number of vendors to supply a majority of our in-store merchandise. A significant disruption or operational failure affecting the operations of any one of these vendors, or a termination or material modification of our contractual relationship with such vendors, could materially impact the availability, quality and price of products sold at our convenience stores and gas stations, cause us to incur substantial unanticipated costs and expenses, and adversely affect our business, financial condition and results of operations.
Growing our business may require additional capital.
We may need capital to continue to grow our business, based on our plan to develop new stores. Moreover, the lack of availability or access to build-to-suit leases could result in a decreased number of new stores and have a negative impact on our growth. In addition, we may be presented with opportunities that we want to pursue, and unforeseen challenges may present themselves, any of which could cause us to require additional capital. Although we expect to be able to fund some of our capital needs from available working capital, our Revolving Credit Facility and ongoing operations, the timing of available working capital and capital funding needs may not always coincide, and the levels of working capital will not fully cover planned capital funding requirements. From time to time, we may need to supplement our working capital from operations with proceeds from financing activities. If we seek to raise funds through equity or debt financing, those funds may prove to be unavailable, may only be available on terms that are not acceptable to us or may result in significant dilution to you or higher levels of leverage. If we are unable to obtain adequate financing, or financing on terms satisfactory to us, when we require it, our ability to continue to pursue our business objectives and to respond to business opportunities, challenges or unforeseen circumstances could be significantly limited, and our business, operating results and financial condition could be materially and adversely affected.
We may attempt to grow our business through the acquisition of other stores, though such acquisition opportunities may not be available on attractive terms or at all, or such acquisition may not result in the expected benefits to our Company.
As part of our strategic plan for continued growth, we may expand our presence through acquisitions. However, we may be unable to take advantage of accretive opportunities in the event we are:
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unable to identify attractive acquisition opportunities or negotiate acceptable terms for acquisitions;

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unable to reach an agreement regarding the terms of pursued acquisitions;

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unable to raise financing for such acquisitions on economically acceptable terms; or

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outbid by competitors.

We may face increased competition for attractive acquisition candidates, which may limit the number of acquisition opportunities available to us or lead to the payment of higher prices for our acquisitions. In addition, we cannot guarantee that any future acquisitions, if consummated, will result in further growth. Additionally, if we complete any future acquisitions, our capitalization and results of operations may change significantly.
We may make acquisitions that we believe are beneficial, which ultimately result in negative financial consequences. Any acquisition involves potential risks, including, among other things:
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we may not be able to successfully integrate stores we acquire;

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we may not be able to achieve the anticipated synergies and financial improvements from a given acquisition, and the amount of actual realized synergies, if any, the time, expenses and cash required to realize those synergies, and the sources of the synergies could differ materially from our estimates;

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in the event of an acquisition of a portfolio stores, we may not be able to retain key locations from such portfolios, including due to action by governmental authorities;

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we may be unable to discover material liabilities of acquired stores prior to their acquisition;

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acquisitions may divert the attention of senior management from focusing on our day-to-day operations;

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financial or other penalties that may be imposed on us for any failure to comply with antitrust or similar laws or regulations;

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we may experience a decrease in liquidity resulting from our use of a significant portion of cash available for investment or borrowing capacity to finance acquisitions; and

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substantial investments in financial controls, information systems, management resources and human resources may be required in order to support future growth.

Changes in credit card fees could reduce our profitability, especially on fuel.
A significant portion of our sales involve payment using credit cards. We are assessed credit card fees as a percentage of transaction amounts and not as a fixed dollar amount or percentage of our gross margins. Higher fuel prices result in higher credit card fees, and an increase in credit card use or an increase in credit card fees would have a similar effect. Therefore, credit card fees charged on fuel purchases that are more expensive as a result of higher fuel prices are not necessarily accompanied by higher gross margins. In fact, such fees may cause lower profitability. Lower income on fuel sales caused by higher credit card fees may decrease our overall profitability and could have a material adverse effect on our business, financial condition, results of operations and cash flows.
Our business is subject to operational hazards and risks normally associated with the marketing of petroleum products, as well as hazards and risks relating to the physical effects of weather and climate change.
We operate in many different locations around the United States. The occurrence of an event, including but not limited to acts of nature such as tornadoes, floods and other forms of severe weather, and mechanical equipment failures, industrial accidents, fires, explosions, acts of war and intentional terrorist attacks, could result in damage to our facilities, and the resulting interruption and loss of associated revenues, environmental pollution or contamination, and personal injury, including death, for which we could be deemed to be liable, and which could subject us to substantial fines and/or claims for punitive damages and have a material adverse effect on our business, financial condition, results of operations and cash flows.
We store fuel in storage tanks at our retail sites. Our operations are subject to significant hazards and risks inherent in storing fuel. These hazards and risks include, but are not limited to, fires, explosions, spills, discharges and other releases, any of which could result in distribution difficulties and disruptions, environmental pollution, fines imposed by governmental agencies or cleanup obligations, personal injury or wrongful death claims and other damage to our properties and the properties of others. Any such event could have a material adverse effect on our business, financial condition, results of operations and cash flows.
Moreover, increasing concentrations of GHG in the earth’s atmosphere are expected to produce climate changes that have significant physical effects, such as increased frequency and severity of storms, droughts, floods, dramatic temperature fluctuations, and other climatic events. Such effects could adversely affect our facilities and operations and those of our suppliers, including the producers and suppliers of transportation fuel. Although we maintain insurance for certain of these risks, due to policy deductibles and possible coverage limits, weather-related risks are not fully insured.
Food safety concerns may have an adverse effect on our business.
Our ability to increase sales and profits depends in part on our ability to meet expectations for safe food and on our ability to manage the potential impact of food-borne illnesses and food or product safety issues that may arise in the future. Food safety events, including instances of food-borne illness, occur within the food industry from time to time and could occur in the future. Instances of food tampering, food contamination or food-borne illness, whether actual or perceived, could adversely affect our brand and reputation as well as our results of operations. Incidents involving or allegedly involving our private-label products could have an even greater effect on our brand and reputation.
Supply chain interruptions may increase costs or reduce revenues.
We depend on the effectiveness of our supply chain management to assure reliable and sufficient supply of quality products, many of which are perishable, on favorable terms. Although many of the products we sell are sourced from a variety of suppliers, certain products, such as specific Allsup’s branded food service items, have limited suppliers, which may increase our reliance on those suppliers. While we have not experienced any material supply chain interruptions to date, supply chain interruptions, including as a result of shortages and transportation issues or unexpected increases in demand, and price increases can adversely affect us as well as our suppliers, whose performance may have a significant impact on our results. Such shortages or disruptions could be caused by factors beyond the control of our suppliers or us. If we experience interruptions in our supply chain, or if contingency planning is not effective, our costs could increase and it could limit the availability of products that are a critical part of our offerings to customers.
Negative events or developments associated with branded motor fuel suppliers could have a material adverse impact on our revenues.
The success of our operations is dependent, in part, on the continuing favorable reputation, market value and name recognition associated with the motor fuel brands sold at our stores. An event which adversely affects the value of those brands could have a negative impact on the volumes of motor fuel we distribute, which in turn could have a material adverse effect on our business, financial condition and results of operations.
Any plan to raze and rebuild certain of our stores could potentially entail significant risks.
We have in the past razed and rebuilt certain of our stores in order to improve customers’ shopping experience by offering high-quality, convenient and efficient facilities. If we choose to do so again in the future, such large-scale projects could entail significant risks, including shortages or increased costs of materials or skilled labor, unforeseen engineering, environmental and/or geological problems, work stoppages, weather interference, unanticipated cost increases and non-availability of construction equipment.
Such risks, in addition to potential difficulties in obtaining any required licenses and permits, could lead to significant cost increases and substantial delays in the opening of the rebuilt stores. In addition, once such stores are opened, we may not be able to achieve our targeted increase in sales at such stores.
We depend on our management’s and other team members’ experience and knowledge of our business and industry; we could be adversely affected were we to lose, or experience difficulty in recruiting and retaining, any such members of our team.
We are currently managed by a group of experienced senior executives and other key team members with substantial knowledge and understanding of our business and the industry in which we operate. Our success and future growth depend largely upon the continued services of our management team. If, for any reason, our executives do not continue to be active in management, or if we lose such persons or other key team members, or if we fail to identify and/or recruit for current or future positions of need, our business, financial condition or results of operations could be adversely affected.
We may not be able to protect our intellectual property adequately, which, in turn, could harm the value of our brand and adversely affect our business.
We rely on our proprietary intellectual property, including trademarks, to market, promote and sell our products in our stores. Our ability to implement our business plan successfully depends in part on our ability to build further brand recognition using our trademarks, service marks, proprietary products and other intellectual property, including our name and logos and the unique character and atmosphere of our stores, and on our ability to obtain, maintain, enforce and defend our intellectual property rights. We monitor and seek to protect against activities that might infringe, dilute or otherwise violate our trademarks and other intellectual property, and rely on trademark and other laws of the United States.
Effective protection of our intellectual property may be expensive and difficult to maintain, both in terms of application and registration costs as well as the costs of defending and enforcing those rights, and the process may not always be successful.
We may also be unable to prevent third parties from using our intellectual property without our authorization. Unauthorized use and misuse of our intellectual property could harm our competitive position and have a material adverse effect on our financial condition, cash flows or results of operations.

Our intellectual property and brand may be damaged in all, one or some of the markets in which we do business, by adverse events at the corporate level or by an employee or agent violating our core values and standards. Similarly, challenges or reactions to action (or inaction) or perceived action (or inaction), by us on issues such as social policies, merchandising, compliance related to social, product, labor and environmental standards or other sensitive topics, could harm our reputation. The online dissemination of negative information about our brands, including inaccurate information, could harm our reputation, business, competitive advantage and goodwill. Damage to our reputation could result in declines in customer loyalty and sales, relationships with our suppliers, business development opportunities, divert attention and resources from management, including by requiring responses to inquiries or additional regulatory scrutiny, and otherwise materially adversely affect our results. Our brands could be materially adversely affected if our public image or reputation were to be tarnished by negative publicity.
In addition, we may rely on trade secrets, including know-how and other proprietary information, to maintain our competitive position. Any disclosure, either intentional or unintentional, by our employees, distributors or vendors, or misappropriation by third parties of our trade secrets or proprietary information could enable competitors to duplicate or surpass our products, thus eroding our competitive position in our market and have a material adverse effect on our financial condition or results of operations. Enforcing a claim that a party illegally disclosed or misappropriated a trade secret is difficult, expensive and time-consuming, which may divert the attention of our management and other personnel, and the outcome is unpredictable. Further, if any of our trade secrets were to be lawfully obtained or independently developed by a competitor or other third-party, we would have no right to prevent them from using that information to compete with us.
Additionally, we cannot be certain that we do not, or will not in the future, infringe upon, or be accused of infringing upon, the intellectual property rights of third parties. From time to time, we have been subject to claims of third parties that we have infringed upon their intellectual property rights and we face the risk of such claims in the future. Even if we are successful in these proceedings, any intellectual property infringement claims against us could be costly, time-consuming, harmful to our reputation, and could divert the time and attention of our management and other personnel, or result in injunctive or other equitable relief that may require us to cease the use of intellectual property currently used in the operation of our business, develop and invest in new or alternative intellectual property or make other changes to our business practices or operations, any of which could have a material adverse effect on our financial condition, cash flows or results of operations.
With respect to any third-party intellectual property (including third-party vendor platforms) that we use or wish to use in our business (whether or not asserted against us in litigation), we may not be able to enter into or maintain licensing or other arrangements with the owner of such intellectual property, or we may not be able to enter into or maintain such arrangements at a reasonable cost or on reasonable terms.
From time to time we are subject to consumer or other various legal proceedings which could adversely affect our business, financial condition, results of operations and cash flows.
We are involved in various litigation matters from time to time. Such matters can be time-consuming, divert management’s attention and resources and cause us to incur significant expenses. Moreover, our retail operations are characterized by a high volume of customer traffic and by transactions involving a wide array of product selections. These operations carry a higher exposure to consumer litigation risk when compared to the operations of companies operating in many other industries. Consequently, we have been, and may in the future be from time to time, involved in lawsuits seeking cash settlements for alleged personal injuries, property damages and other business-related matters, as well as energy content, off-specification fuel, products liability and other legal actions in the ordinary course of our business. While these actions are generally routine in nature and incidental to the operation of our business, if our assessment of any action or actions should prove inaccurate and/or if we are unsuccessful in our defense in these litigation matters, or any other legal proceeding, we may be forced to pay damages or fines, enter into consent decrees or change our business practices, any of which could adversely affect our business, financial condition or results of operations. Further, adverse publicity about consumer or other litigation may negatively affect us, regardless of whether the allegations are true, by discouraging customers from purchasing fuel or merchandise at our retail sites.

We depend on third-party transportation providers for the transportation of all of our motor fuel. A change of providers or a significant change in our relationship with these providers could have a material adverse effect on our business.
All of the motor fuel we distribute is transported from terminals to gas stations by third-party transportation providers. Such providers may suspend, reduce or terminate their obligations to us if certain events (such as force majeure) occur. A change of key transportation providers, a disruption or cessation in services provided by such providers or a significant change in our relationship with such providers could have a material adverse effect on our business, financial condition and results of operations.
Business disruption and related risks resulting from the outbreak of infectious diseases could in the future have a material adverse effect on our stores, supply chain or results of operations.
The spread of any infectious diseases, including COVID-19, throughout the U.S. may lead federal, state and local governments to take significant steps in an attempt to reduce exposure to such infectious disease and control its negative effects on public health and the U.S. economy. Any future surges in the incidence of COVID-19 or other infectious diseases could have material and adverse effects on our business, such as:
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significant decreases in fuel sales due to substantially lower customer traffic resulting from travel restrictions, social distancing measures, and more people working and studying virtually;

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temporary or long-term disruptions to our merchandise supply chain in connection with the pandemic’s impact on our network of suppliers and distributors, significantly impacting the quality, variety and pricing of merchandise sold at our sites;

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limitations on employee availability; and

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changes to our competitors’ service offerings.

Risks Related to Government Regulation
The retail sale, distribution and storage of motor fuels is subject to environmental protection and operational safety laws and regulations that may expose us or our customers to significant costs and liabilities, which could have a material adverse effect on our business.
We and our facilities and operations are subject to various federal, state and local environmental, health and safety laws and regulations. These laws and regulations continue to evolve and are expected to increase in both number and complexity over time and govern not only the manner in which we conduct our operations, but also the products we sell. For example, international agreements and national, regional, and state legislation and regulatory measures that aim to limit or reduce GHG emissions or otherwise address climate change are currently in various stages of implementation. Increasingly restrictive environmental and other regulations may present risks that could materially impact our business, financial condition or results of operations. Most of the costs of complying with existing laws and regulations pertaining to our operations and products are embedded in the normal costs of doing business. However, it is not possible to predict with certainty the number of additional investments in new or existing technology or facilities, or potential increased future operating costs to prevent, control, reduce or eliminate releases of hazardous materials, pollutants or GHGs into the environment; remediate and restore areas damaged by prior releases of hazardous materials; or comply with new or changed environmental laws and/or regulations. Accidental leaks and spills requiring cleanup may occur in the ordinary course of business. We may incur expenses for corrective actions or environmental investigations at various-owned and previously-owned facilities, leased or previously leased facilities or at third-party-owned waste disposal sites. An obligation may arise when operations are closed, portions of our business are sold, or where Company products have been handled or disposed of at non-Company sites. Expenditures to fulfill these obligations may relate to facilities and sites where past operations followed practices and procedures that were considered acceptable at the time but may require investigative work, remedial work, or both to meet current or future standards.
We do not physically transport any motor fuels. Rather, third-party transporters distribute the motor fuels. The transportation of motor fuels by third-party transporters, as well as the associated storage of such fuels at locations including convenience stores, are subject to various federal, state and local environmental laws and regulations, including those relating to ownership and operation of underground storage tanks, the release or discharge of regulated materials into the air, water and soil, the generation, storage, handling, use, transportation and disposal of hazardous materials, the exposure of persons to regulated materials, and the health and safety of employees dedicated to such transportation and storage activities. These laws and regulations may impose numerous obligations and restrictions that are applicable to motor fuels transportation and storage and other related activities, including the acquisition of, or applications for, permits, licenses, or other approvals before conducting regulated activities; restrictions on the quality and labeling of the motor fuels that may be sold; restrictions on the types, quantities and concentration of materials that may be released into the environment; required capital expenditures to comply with pollution control requirements; and imposition of substantial liabilities for pollution or non-compliance resulting from these activities. Numerous governmental authorities, such as the EPA, and comparable state agencies, have the power to monitor and enforce compliance with these laws and regulations, as well as the permits, licenses and approvals issued under them, including fines, which can result in increased pollution control equipment costs or other actions. Failure to comply with these existing laws and regulations, or any newly adopted laws or regulations, may trigger administrative, civil or criminal enforcement measures, including the assessment of monetary penalties or other sanctions, the imposition of investigative, remedial or corrective action obligations, the imposition of additional compliance requirements on certain operations or the issuance of orders enjoining certain operations. The violation of our obligations under environmental laws may also result in private party litigation against us, including for personal injury and property damage. Moreover, environmental regulations often create more restrictions and limitations on activities that may adversely affect the environment, the occurrence of which may result in increased costs of compliance.
Where releases of motor fuels, substances or wastes have occurred, federal and state laws and regulations require that contamination caused by such releases be assessed and remediated to meet applicable clean-up standards. Certain environmental laws impose strict, joint and several liability for costs required to clean up and restore sites where motor fuels or other waste products have been disposed or otherwise released. We therefore could be required to conduct investigations and cleanups of soil or groundwater contamination even if the releases were caused by third parties such as former owners or operators. We could also be required to pay for the full cost of cleaning up contamination even if third parties contributed to the contamination but were unable or unwilling to pay their share. The costs associated with the investigation and remediation of contamination, as well as any associated third-party claims for damages or to impose corrective action obligations, could be substantial and could have a material adverse effect on us.
For more information on potential risks arising from environmental and occupational safety and health laws and regulations, please see “Business—Government Regulation and Compliance.”
Future tobacco legislation, potential court rulings affecting the tobacco industry, campaigns to discourage smoking, increases in tobacco and nicotine products taxes and wholesale cost increases of tobacco and nicotine products could have a material adverse impact on our retail operating revenues and gross margin which could adversely affect our business, financial condition and results of operations.
Sales of tobacco and nicotine products accounted for approximately 6.9% and    % of our total revenues and 21.0% and    % of total merchandise sales for the fiscal year ended December 31, 2024 and the nine months ended September 30, 2025, respectively. Actions by the U.S. Food and Drug Administration (“FDA”) and other federal, state or local agencies or governments may impact the acceptability of or access to tobacco and nicotine products, limit consumer choice as to tobacco and nicotine products, delay or prevent the launch of new or modified tobacco and nicotine products, require the recall or other removal of tobacco and nicotine products from the marketplace, restrict communications to consumers, restrict the ability to differentiate among different types of tobacco and nicotine products, or restrict or prevent the use of specified tobacco or nicotine products in certain of our locations or the sale of such products by certain or our stores. Significant increases in wholesale cigarette costs and tax increases on tobacco and nicotine products, as well as future legislation, potential rulings in court cases impacting the tobacco industry, and national and local campaigns to discourage smoking in the United States, may also have an adverse effect on the demand for tobacco and nicotine products, and therefore reduce our revenues and profits. Also, increasing regulations, including those for e-cigarettes and vapor products could offset some of the recent gains we have experienced from selling these products. If such efforts are successful, it could have a further negative impact on our sales of tobacco and nicotine products. These factors could materially and adversely affect our retail price of cigarettes, tobacco unit volume and sales, merchandise gross margin and overall customer traffic, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.
Currently, major cigarette manufacturers offer substantial rebates to retailers. We include these rebates as a component of our gross margin. In the event these rebates are no longer offered, or decreased, our profit from cigarette sales will decrease accordingly. In addition, reduced retail display allowances on cigarettes offered by cigarette manufacturers could negatively affect sales or gross margins. These factors could materially affect our retail price of cigarettes, cigarette unit volume and revenues, merchandise gross margin and overall customer traffic, which could in turn have a material adverse effect on our business, financial condition, results of operations and cash flows.
Failure to comply with applicable laws and regulations could result in liabilities, penalties, costs, or license suspension or revocation that could have a material adverse effect on our business.
Our operations are subject to numerous federal, state and local laws and regulations, including regulations related to the sale of alcohol, tobacco, nicotine products, cannabidiol and cannabidiol-like products, lottery/ lotto products, other age-restricted products, operation of gaming machines, various food safety and product quality requirements, environmental laws and regulations, and various employment and tax laws.
Our violation of, or inability to comply with, state laws and regulations concerning the sale of alcohol, tobacco, nicotine products, lottery/lotto products, other age-restricted products and operation of gaming machines could expose us to regulatory sanctions ranging from monetary fines to the revocation or suspension of our permits and licenses for the sale of such products. Such regulatory action could adversely affect our business, financial condition and results of operations. To the extent we are not able to provide information necessary to comply because owners of our stock do not provide the requisite documentation, we may have those licenses suspended or revoked. In addition, in certain jurisdictions where we operate, the licenses for the sale of alcoholic beverages are costly and changes in the applicable state law and regulations may result in a devaluation of the licenses we currently own.
Our cannabidiol offerings currently include supplements, topicals, shots, confectionery, smoking and packaged beverages. The effect of existing or future federal and state government regulations on cannabidiol and cannabidiol-like products is not known at this time. The FDA has deemed ingestible products like food or dietary supplements containing cannabidiol to be impermissible. The FDA has been assessing potential pathways available for various types of cannabidiol and cannabidiol-like products marketed as foods and dietary supplements, but has concluded that the existing regulatory framework for foods and dietary supplements is not appropriate for these products and that a new regulatory pathway for cannabidiol-containing products is required to manage the safety risks. The FDA has thus far largely limited its actions against cannabidiol sellers to those where the products claimed medical or therapeutic uses for cannabidiol and cannabidiol-like products. Should the FDA change its enforcement policies regarding cannabidiol and cannabidiol-like products and begin broader enforcement actions against all sellers of products containing cannabidiol, we would be forced to take corrective actions or make changes to our offerings. In addition, we cannot predict the form and content of future FDA regulations or federal, state, or local legislation regarding cannabidiol and cannabidiol-like products. Should the FDA or other regulator, or Congress, adopt a legal framework for the marketing of cannabidiol and cannabidiol-like products, the requirements of its new regulations may be costly or burdensome such that we may decide to remove cannabidiol and cannabidiol-like products from our offerings. In addition, as a result of the conflicting views between state legislatures and the federal government regarding cannabis, sellers of cannabidiol and cannabidiol-like products in the United States are subject to inconsistent laws and regulations. Local, state and federal cannabis laws and regulations are broad in scope and subject to evolving interpretations, which could require us to incur substantial costs associated with ongoing compliance or require us to alter our offerings. We cannot predict the nature of any future laws, regulations, interpretations or applications, nor can we determine what effect additional legislation, governmental regulations or administrative policies and procedures, when and if enacted or promulgated, could have on our business.
Regulations related to wages also affect our business. Any appreciable increase in the statutory minimum wage or changes in overtime rules would result in an increase in our labor costs and such cost increase, or the penalties for failing to comply with such statutory minimums, could adversely affect our business, financial condition, results of operations and cash flows. Additionally, even if none of our employees are currently represented by labor unions, any future unionization of our workforce may result in the negotiation of collective bargaining agreements which may include terms that are not favorable to us. Any strike, work stoppage or other dispute with our employees or those of third parties who provide us services could have a material adverse effect on our results of operations and cash flows.
Our business, particularly the operation of gas stations, and the storage and transportation of fuel products, is directly affected by numerous environmental laws and regulations in the United States pertaining, in particular, to the quality of fuel products, the handling and disposal of hazardous wastes and the prevention and remediation of environmental contaminations. Such laws and regulations are constantly evolving and have generally become more stringent over time. Our compliance with such evolving regulation requires significant and continuously increasing capital expenditures. Our business may also be indirectly affected by the adoption of environmental laws and regulations intended to address global climate change by limiting carbon emissions and introducing more stringent requirements for the exploration, drilling and transportation of crude oil and petroleum products. Increasingly wide-spread implementation of such laws and regulations may lead to a significant increase in the cost of petroleum-based fuels and, in turn, lower demand for road transportation fuel. Our failure to comply with applicable environmental laws and regulations, or a significant contamination at one of our sites requiring remediation of contaminated soil and groundwater on a large scale, could expose us to substantial fines and penalties, as well as administrative, civil and criminal charges, all of which could have a material adverse effect on our business, reputation, financial condition and results of operations.
Any changes in the laws or regulations described above that are adverse to us and our stores could affect our operating and financial performance. In addition, new regulations are proposed from time to time which, if adopted, could have a material adverse effect on our business, financial condition, results of operations and cash flows.
Compliance with and changes in tax laws could adversely affect our performance.
We are subject to extensive tax liabilities imposed by multiple jurisdictions, including income taxes, indirect taxes (excise/duty, sales/use and gross receipts taxes), payroll taxes, franchise taxes, withholding taxes and ad valorem taxes. Tax laws and regulations are dynamic and subject to change as new laws are passed and new interpretations of existing laws are issued and applied. This activity could result in increased expenditures for tax liabilities in the future. Many of these liabilities are subject to periodic audits by the respective taxing authority. Subsequent changes to our tax liabilities as a result of these audits may subject us to interest and penalties which could have a material adverse effect on our reputation, business, results of operations and financial condition.
Risks Related to Data Privacy and Information Technology
We and our third-party providers rely significantly on the use of information technology and are exposed to cybersecurity risks and incidents. Any significant disruptions of our information technology systems or breaches of our data security could result in damage to our brand and reputation, material financial penalties, and legal liability, which could in turn materially adversely affect our business.
We increasingly rely on multiple information technology systems, hardware, software, online sites, networks, and a number of third-party vendor platforms (collectively, “IT Systems”) in order to run and manage our daily internal and external operations.
Such IT Systems are an essential component of our business and growth strategies as they allow us to manage various aspects of our business and to provide reliable analytical information to our management. The future operation, success and growth of our business depends on information systems, communications systems, internet activity and other network processes. We and certain of our third-party providers collect, maintain and process data about customers, employees, business partners and others, including information about individuals, as well as proprietary information belonging to our business (collectively, “Confidential Information”).
Like most companies, despite our current security measures, our IT Systems and Confidential Information, and those of our third-party vendors and service providers, may be vulnerable to, among other things, damage and interruption from power loss or natural disasters, computer system and network failures, loss of telecommunications services, physical and electronic loss of access to data and information, acts of vandalism, terrorist attacks, hackers, security breaches or other security incidents, and computer viruses or attacks, including from diverse threat actors, such as state-sponsored organizations, opportunistic hackers and hacktivists, as well as through diverse attack vectors, such as social engineering/phishing, malware (including ransomware), malfeasance by insiders, human or technological error, other vulnerabilities in commercial software that is integrated into our (or our suppliers’ or service providers’) IT Systems, products or services. We have technology security initiatives and disaster recovery plans in place to mitigate our risk to these vulnerabilities, but these measures may not be adequately designed or implemented to ensure that our operations are not disrupted or that data security breaches do not occur. A serious, long-lasting disruption of our IT Systems or those of our third-party providers could lead to the breakdown of critical operations and financial reporting systems, and have a material adverse effect on our business, reputation, financial condition and results of operation.
As a fuel and merchandise retailer, we and certain of our third-party providers, receive, maintain, and transmit large amounts of data, including credit and debit card information from customers; in addition, we collect and store on our network Personal Information (as defined below), Confidential Information, and other sensitive information concerning our employees, business partners and vendors. Hackers and data thieves are increasingly sophisticated and operate large-scale and complex automated attacks which may remain undetected until after they occur. Individuals able to circumvent our security measures may misappropriate Confidential Information or Personal Information held by or on behalf of us, disrupt our operations, damage our computers, or otherwise damage our business. In addition, we may need to expend significant resources to protect against security breaches or mitigate the impact of any such breaches, including potential liability that may not be limited to the amounts covered by our insurance.
Any breakdown or breach of our IT Systems could result in the unauthorized release of such Personal Information, Confidential Information, and sensitive information. Although we have invested in measures to reduce these risks, we cannot guarantee that such measures will be successful in preventing compromise and/or disruption of our IT Systems and related Confidential Information. There can also be no assurance that our cybersecurity risk management program and processes, including our policies, controls or procedures, will be fully implemented, complied with or effective in protecting our IT Systems and Confidential Information. Further, because our services are integrated with our partners’ systems and processes, any circumvention or failure of our cybersecurity defenses or measures could compromise the confidentiality, integrity, and availability of our partners’ own IT Systems and/or Confidential Information as well. Despite our existing security procedures and controls, if our network was compromised, it could give rise to unwanted media attention, materially damage our customer relationships, harm our business, reputation, results of operations, cash flows and financial condition, result in fines or litigation, and may increase the costs we incur to protect against such information security breaches, such as increased investment in technology and the costs of compliance with applicable laws.
Security breaches could also expose us to liability under various laws and regulations across jurisdictions and increase the risk of litigation and governmental investigation. Due to concerns about data security and integrity, a growing number of legislative and regulatory bodies have adopted breach notification and other requirements in the event that information subject to such laws is accessed by unauthorized persons and additional regulations regarding the use, access, accuracy and security of such data are possible. In the United States, we are subject to laws in all states and numerous territories that require notification. Complying with such numerous and complex regulations in the event of unauthorized access would be expensive and difficult, and failure or perceived failure to comply with these regulations could subject us to regulatory scrutiny, negative publicity and additional liability. As we expand our operations, we may also assume liabilities for breaches experienced by the companies we acquire. And any failure by such third party, or any other entity in our collective supply chain, to prevent or mitigate security breaches or improper access to, or use, acquisition, disclosure, alteration, or destruction of, such information could have similar adverse consequences for us.
The costs of mitigating cybersecurity risks are significant and are likely to increase in the future. These costs include, but are not limited to: retaining the services of cybersecurity providers; compliance costs arising out of existing and future cybersecurity, data protection and privacy laws and regulations; and costs related to maintaining redundant networks, data backups and other damage-mitigation measures. While we maintain cyber liability insurance that provides both third-party liability and first-party insurance coverages, our insurance may not be sufficient to protect against all losses we may incur if we suffer significant or multiple attacks.
We are subject to evolving laws, regulations, standards, and contractual obligations related to data privacy and security regulations, and any actual or perceived failure to comply with such obligations could harm our reputation, subject us to significant fines and liability, or otherwise adversely affect our business.
In connection with running our business, we receive, store, use, transmit and otherwise process large amounts of information that relates to individuals and/or constitutes “personal data,” “personal information,” “personally identifiable information,” or similar terms under applicable data privacy laws (collectively “Personal Information”), including credit and debit card information, from customers; in addition, we collect and store on our network Personal Information and other sensitive information concerning our employees, business partners and vendors. As such, we and our vendors are subject to or affected by a number of federal, state and local laws and regulations, as well as contractual obligations and industry standards and other requirements, that apply generally to the handling of Personal Information, and those that are specific to certain industries, sectors, contexts, or locations. These laws impose certain obligations and restrictions with respect to data privacy and security, and govern our collection, storage, retention, protection, use, processing, transmission, sharing and disclosure of personal information including that of our employees, customers, and others. For example, most jurisdictions have enacted laws requiring companies to notify individuals, regulatory authorities and others of security breaches involving certain types of data. Such laws may be inconsistent or may change or additional laws may be adopted. Such mandatory disclosures are costly, could lead to negative publicity, result in penalties or fines, result in litigation, may cause our customers to lose confidence in the effectiveness of our security measures and require us to expend significant capital and other resources to respond to and/or alleviate problems caused by the actual or perceived security breach.
In recent years, numerous federal and state laws addressing privacy, data protection and the collection, storing, sharing, use, disclosure and protection of such data have been adopted or modified. For example the California Consumer Privacy Act (“CCPA”), which went into effect in January 2020 and was later amended by the California Privacy Rights Act, requires in-scope businesses that process Personal Information of California residents to, among other things: provide disclosures to such residents about the business’s data collection, use and sharing practices; provide such individuals certain rights, such as the right to access and delete their Personal Information, and opt-out of certain sales or transfers of Personal Information; and enter into specific contractual provisions with service providers that process Personal Information on their behalf. The enactment of the CCPA has prompted numerous states, including states where we operate such as Texas, to enact similar comprehensive privacy laws, such as the Texas Data Privacy and Security Act (TDPSA), and many other states are looking to expand (or already have expanded) data protection legislation in various ways, requiring companies like ours to consider solutions to meet differing needs and expectations of buyers and sellers. Similar laws have been proposed at the federal level, reflecting a trend toward more stringent privacy legislation in the United States. The enactment of such laws could have potentially conflicting requirements that would make compliance challenging and we may not be able to monitor and react to all developments in a timely manner. This also may mark the beginning of a trend toward more stringent privacy legislation in the United States, which could increase our potential liability and adversely affect our business, results of operations and financial condition.
The interpretation and application of many privacy and data protection laws are, and will likely remain, uncertain, and it is possible that these laws may be interpreted and applied in a manner that is inconsistent with our existing data management practices or product features. If so, in addition to the possibility of fines, lawsuits and other claims and penalties, we could be required to fundamentally change our business activities and practices or modify our products, which could harm our business. In addition to government regulation, privacy advocacy and industry groups may propose new and different self-regulatory standards that either legally or contractually apply to us. Any inability to adequately address privacy, data protection and data security concerns or comply with applicable privacy, data protection or data security laws, regulations, policies and other obligations could result in additional cost and liability to us, damage our reputation, inhibit sales and harm our business.
We are also subject to the Payment Card Industry Data Security Standard (“PCI-DSS”), which is a standard issued by the Payment Card Industry Security Standards Council that is designed to protect credit card account data as mandated by payment card industry entities. Compliance with PCI-DSS and implementing related procedures, technology and information security measures requires significant resources and ongoing attention. We rely on vendors to handle PCI-DSS matters and to ensure PCI-DSS compliance. Costs and potential problems and interruptions associated with the implementation of new or upgraded systems and technology, such as those necessary to achieve compliance with PCI-DSS or with maintenance or adequate support of existing systems could also disrupt or reduce the efficiency of our operations. Any material interruptions or failures in our payment related systems could have a material adverse effect on our business, results of operations and financial condition. If there are amendments to PCI-DSS, the cost of compliance could increase and we may suffer loss of critical data and interruptions or delays in our operations as a result. If we or our service providers are unable to comply with the security standards established by banks and the payment card industry, we may be subject to fines, restrictions and expulsion from card acceptance programs, which could materially and adversely affect our business. Despite our compliance efforts, we may become subject to claims that we have violated the PCI-DSS based on past, present, and future business practices. Our actual or perceived failure to comply with the PCI-DSS can subject us to fines, termination of banking relationships, and increased transaction fees.
Additionally, laws, regulations, and standards covering marketing, advertising, and other activities conducted by telephone, email, mobile devices, and the internet may be or become applicable to our business, such as the Federal Communications Act, the Federal Wiretap Act, the Electronic Communications Privacy Act, the Telephone Consumer Protection Act (the “TCPA”), the Controlling the Assault of Non-Solicited Pornography and Marketing Act of 2003 (the “CAN-SPAM Act”), and similar state consumer protection and communication privacy laws, such as California’s Invasion of Privacy Act.
We send marketing messages via email and are subject to the CAN-SPAM Act. The CAN-SPAM Act imposes certain obligations regarding the content of emails and providing opt-outs (with the corresponding requirement to honor such opt-outs promptly). While we strive to ensure that all of our marketing communications comply with the requirements set forth in the CAN-SPAM Act, any violations or perceived violations could result in the FTC seeking civil penalties against us. We also send short message service, or SMS, text messages to customers. The actual or perceived improper sending of text messages may subject us to potential risks, including liabilities or claims relating to consumer protection laws, such as the TCPA and similar state laws. These laws impose significant restrictions on the ability to make telephone calls or send text messages to mobile telephone numbers without the prior consent of the person being contacted. Numerous class-action suits under federal and state laws have been filed in recent years under the TCPA and similar laws against companies who conduct telemarketing and/or SMS texting programs, with many resulting in multi-million-dollar settlements to the plaintiffs. In addition, Texas recently amended its telemarketing law to significantly expand its scope, strengthen the private right of action for consumers, and increase the potential penalties. Any future litigation against us in connection with the TCPA or similar state laws, whether or not such claims have merit, could be costly and time-consuming to defend and may require that we change one or more aspects of the way we operate our business.
Our failure, and/or the failure by the various third-party service providers and partners with which we do business, to comply with applicable privacy policies or federal or state laws and regulations or any other obligations relating to privacy, data protection or information security, or any compromise of security that results in the unauthorized release of Personal Information or other user data, or the perception that any such failure or compromise has occurred, could negatively harm our brand and reputation, result in a loss of sellers, buyers or distribution partners, discourage potential sellers or buyers from trying our platform and/or result in fines and/or proceedings by governmental agencies and/or users, any of which could have a material adverse effect on our business, results of operations and financial condition.
Artificial intelligence presents risks and challenges that can impact our business, including by posing security risks to our confidential information, proprietary information and Personal Information.
Issues in the development and use of artificial intelligence, combined with an uncertain regulatory environment, may result in reputational harm, liability, or other adverse consequences to our business operations. As with many technological innovations, artificial intelligence presents risks and challenges that could impact our business. We may adopt and integrate generative artificial intelligence tools throughout our business, including into our information systems. Our vendors may incorporate generative artificial intelligence tools into their services and offerings without disclosing this use to us, and the providers of these generative artificial intelligence tools may not meet existing or rapidly evolving regulatory or industry standards with respect to privacy and data protection and may inhibit our or our vendors’ ability to maintain an adequate level of service and experience. Any integration of artificial intelligence in our or any third party’s operations, products or services is expected to pose new or unknown cybersecurity risks and challenges. If we, our vendors, or our third-party partners experience an actual or perceived breach or privacy or security incident because of the use of generative artificial intelligence, we may lose valuable intellectual property and Confidential Information and our reputation and the public perception of the effectiveness of our security measures could be harmed. Further, bad actors around the world use increasingly sophisticated methods, including the use of artificial intelligence, to engage in illegal activities involving the theft and misuse of Personal Information, Confidential Information, and intellectual property. Any of these outcomes could damage our reputation, result in the loss of valuable property and information, and adversely impact our business.
Risks Related to Our Indebtedness
Our debt obligations contain restrictions that impact our business and expose us to risks that could materially adversely affect our liquidity and financial condition.
As of September 30, 2025, we had $       million outstanding under our Term Loan Facility and $       million outstanding under our Revolving Credit Facility, with unamortized debt discount and debt issuance costs of $       million, resulting in total principal amount of debt outstanding under our Credit Facility, net of unamortized debt discount and debt issuance costs, of $       million. Our indebtedness could have significant effects on our business, such as:
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limiting our ability to borrow additional amounts to fund capital expenditures, acquisitions, debt service requirements, execution of our growth strategy and other purposes;

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limiting our ability to make investments, including acquisitions, loans and advances, and to sell, transfer or otherwise dispose of assets;

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limiting our ability to pay dividends or make other distributions or repurchase or redeem capital stock;

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requiring us to dedicate a substantial portion of our cash flow from operations to pay principal and interest on our borrowings, which would reduce availability of our cash flow to fund working capital, capital expenditures, acquisitions, execution of our growth strategy and other general corporate purposes;

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making us more vulnerable to adverse changes in general economic, industry and competitive conditions, in government regulation and in our business by limiting our ability to plan for and react to changing conditions;

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placing us at a competitive disadvantage compared with our competitors that have less debt; and

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exposing us to risks inherent in interest rate fluctuations because our borrowings are at variable rates of interest, which could result in higher interest expense in the event of increases in interest rates.

In addition, we may not be able to repay our indebtedness when it becomes due and to meet our other cash needs. If we are not able to pay our borrowings as they become due, we will be required to pursue one or more alternative strategies, such as refinancing or restructuring our indebtedness, or selling additional debt or equity securities, or selling assets. We may not be able to refinance our debt or sell additional debt or equity securities or our assets on favorable terms, if at all, and if we must sell our assets, it may negatively affect our business, financial condition and results of operations.
Terms in our Credit Facility may materially limit our ability to operate our business and finance our future operations or capital needs.
Certain terms of our Credit Facility restrict us and our restricted subsidiaries from engaging in specified types of transactions. These covenants limit our ability, and that of our restricted subsidiaries, to, among other things:
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incur indebtedness;

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incur certain liens;

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consolidate, merge or sell or otherwise dispose of assets;

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make investments, loans, advances, guarantees and acquisitions;

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pay dividends or make other distributions on equity interests, or redeem, repurchase or retire equity interests;

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enter into transactions with affiliates;

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alter the business conducted by us and our subsidiaries;

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change our fiscal year and the fiscal year of our subsidiaries; and

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amend or modify governing documents.

A breach of any of these covenants, or any other covenant in the documents governing our Credit Facility, could result in a default or event of default under our Credit Facility. In the event of any event of default under our Credit Facility, the applicable lenders or agents could elect to terminate borrowing commitments and declare all borrowings and loans outstanding thereunder, together with accrued and unpaid interest and any fees and other obligations, to be immediately due and payable. In addition, or in the alternative, the applicable lenders or agents could exercise their rights under the security documents entered into in connection with our Credit Facility. We have pledged substantially all of our assets as collateral securing our Credit Facility and any such exercise of remedies on any material portion of such collateral would likely materially adversely affect our business, financial condition or results of operations.
If we were unable to repay or otherwise refinance these borrowings and loans when due, and the applicable lenders proceeded against the collateral granted to them to secure that indebtedness, we may be forced into bankruptcy or liquidation. In the event the applicable lenders accelerate the repayment of our borrowings, we may not have sufficient assets to repay that indebtedness. Any acceleration of amounts due under our Credit Facility or other outstanding indebtedness would also likely have a material adverse effect on us.
Pursuant to our Credit Facility, we are required to maintain a secured net leverage ratio not to exceed 5.00 to 1.00, measured as of the last day of each fiscal quarter on which the aggregate outstanding amount of all loans under the Revolving Credit Facility (as defined in the Credit Facility) and certain letter of credit obligations exceeds 25.00% of the revolving credit commitments as of such date. Our ability to borrow under our Credit Facility depends on our compliance with this financial covenant. Events beyond our control, including changes in general economic and business conditions, may affect our ability to satisfy the financial covenant. We cannot assure you that we will satisfy the financial covenant in the future, or that our lenders will waive any failure to satisfy the financial covenant.
Risks Related to Our Organizational Structure
Our principal asset after the completion of this offering will be our interest in Parent, and, as a result, we will depend on distributions from Parent to pay our taxes and expenses, including payments under the Tax Receivable Agreement. Parent’s ability to make such distributions may be subject to various limitations and restrictions.
Upon the consummation of this offering and the Transactions, we will be a holding company and will have no material assets other than our ownership of LLC Interests. As such, we will have no independent means of generating revenue or cash flow, and our ability to pay our taxes and operating expenses or declare and pay dividends in the future, if any, will be dependent upon the financial results and cash flows of Parent and its subsidiaries and distributions we receive from Parent. There can be no assurance that Parent and its subsidiaries will generate sufficient cash flow to distribute funds to us or that applicable state law and contractual restrictions, including negative covenants in our debt instruments, will permit such distributions. Parent is generally prohibited under Delaware law from making distributions to its members to the extent that, at the time of the distribution, after giving effect to the distribution, liabilities of Parent (with certain exceptions, as applicable), exceed the fair value of its assets. Immediately following the completion of this offering, the terms of our Credit Facility will restrict the ability of our subsidiaries to pay certain distributions to Parent or for Parent to pay certain distributions to us. For a further description of the limitations pursuant to current, or which may be applicable pursuant to any future, contractual agreements governing our indebtedness that may restrict distributions to Parent or to us, see “—Risks Related to Our Indebtedness—Our debt obligations contain restrictions that impact our business and expose us to risks that could materially adversely affect our liquidity and financial condition,” “—Risks Related to Our Indebtedness—Terms in our Credit Facility may materially limit our ability to operate our business and finance our future operations or capital needs,” and “Description of Indebtedness—Credit Facility—Covenants and Other Matters.”
Parent will continue to be treated as a partnership for U.S. federal income tax purposes and, as such, generally will not be subject to any entity-level U.S. federal income tax. Instead, any taxable income of Parent will be allocated to holders of LLC Interests, including us. Accordingly, we will incur income taxes on our allocable share of any net taxable income of Parent. Under the terms of the Parent LLC Agreement, Parent will be obligated, subject to various limitations and restrictions, including with respect to our debt agreements, to make tax distributions to holders of LLC Interests, including us. In addition to tax expenses, we will also incur expenses related to our operations, including payments under the Tax Receivable Agreement, which we expect could be significant. See “Certain Relationships and Related Party Transactions—Tax Receivable Agreement.” We intend, as its managing member, to cause Parent to make cash distributions to the holders of LLC Interests (including us) pro rata, in accordance with such holders’ economic interests, in amounts sufficient to (1) fund all or part of their tax obligations in respect of taxable income allocated to them and (2) cover our operating expenses, including payments under the Tax Receivable Agreement. However, Parent’s ability to make such distributions may be subject to various limitations and restrictions, such as restrictions on distributions that would either violate any contract or agreement to which Parent is then a party, including debt agreements, or any applicable law, or that would have the effect of rendering Parent insolvent. If we do not have sufficient funds to pay tax or other liabilities, or to fund our operations (including, if applicable, as a result of an acceleration of our obligations under the Tax Receivable Agreement), we may have to borrow funds, which could materially and adversely affect our liquidity and financial condition, and subject us to various restrictions imposed by any lenders of such funds. To the extent we are unable to make timely payments under the Tax Receivable Agreement for any reason, such payments generally will be deferred and will accrue interest until paid; provided, however, that nonpayment for a specified period may constitute a material breach of a material obligation under the Tax Receivable Agreement resulting in the acceleration of payments due under the Tax Receivable Agreement. See “Certain Relationships and Related Party Transactions—Tax Receivable Agreement” and “Certain Relationships and Related Party Transactions—Parent LLC Agreement—Agreement in Effect Upon Consummation of the Transactions—Distributions.” In addition, if Parent does not have sufficient funds to make distributions, our ability to declare and pay cash dividends will also be restricted or impaired. See “—Risks Related to the Offering and Ownership of our Class A Common Stock” and “Dividend Policy.”
We intend, as its managing member, to cause Parent to make distributions in cash to the holders of LLC Interests (including us) pro rata, in accordance with such holders’ economic interests, in amounts sufficient to cover the taxes imposed on their allocable share of taxable income of Parent. As a result of (1) potential differences in the amount of net taxable income allocable to us and to Parent’s other equity holders, (2) the lower tax rate under current law applicable to corporations as opposed to individuals, and (3) tax distributions being made pro rata in accordance with economic interests, these tax distributions may be in amounts that exceed our tax liabilities. Our board of directors will determine the appropriate uses for any excess cash so accumulated, which may include, among other uses, the payment of obligations under the Tax Receivable Agreement and the payment of other expenses. We will have no obligation to distribute such cash (or other available cash) to our stockholders. In addition, no adjustments to the exchange ratio for LLC Interests and corresponding shares of Class A common stock will be made as a result of any cash distribution by us or any retention of cash by us. As a result, the holders of LLC Interests (other than us) may benefit from value, if any, attributable to such cash balances if they acquire shares of Class A common stock in exchange for their LLC Interests, notwithstanding that such holders may have participated previously as holders of LLC Interests in distributions that resulted in such excess cash balances to us. See “Description of Capital Stock.” To the extent we do not distribute such excess cash as dividends on our Class A common stock, we may take other actions with respect to such excess cash, for example, holding such excess cash, or contributing or lending it (or a portion thereof) to Parent, which may result in shares of our Class A common stock increasing in value relative to the value of LLC Interests. Following such a contribution or loan of such excess cash, we may, but are not required to, make an adjustment to the outstanding number of LLC Interests held by the holders of LLC Interests (other than us). In the absence of such an adjustment, the holders of LLC Interests may benefit from any value attributable to such cash balances if they acquire shares of Class A common stock in exchange for their LLC Interests, notwithstanding that such holders may have participated previously as holders of LLC Interests in distributions that resulted in such excess cash balances.
The Tax Receivable Agreement with the Continuing Equity Owners and Blocker Shareholders requires us to make cash payments to them in respect of certain tax benefits to which we may become entitled, and we expect that such payments will be substantial.
In connection with the consummation of this offering, we will enter into a Tax Receivable Agreement with Parent and each of the Continuing Equity Owners and Blocker Shareholders. Under the Tax Receivable Agreement, we will be required to make cash payments to the Continuing Equity Owners and the Blocker Shareholders equal to 85% of the tax benefits, if any, that we actually realize, or in certain circumstances are deemed to realize, as a result of (1) Yesway, Inc.’s allocable share of the existing tax basis of Parent’s assets, which tax basis is attributable to the LLC Interests being acquired in this offering and in the Blocker Mergers; (2) the increases in Yesway, Inc.’s allocable share of the tax basis of Parent’s assets resulting from (a) any future redemptions or exchanges of LLC Interests from the Continuing Equity Owners as described under “Certain Relationships and Related Party Transactions—Parent LLC Agreement—Agreement in Effect Upon Consummation of the Transactions—Common Unit Redemption Right,” and (b) certain distributions (or deemed distributions) by Parent; (3) Yesway, Inc.’s allocable share of the existing tax basis of Parent’s assets at the time of any redemption or exchange of LLC Interests, which tax basis is attributable to the LLC Interests being redeemed or exchanged and acquired by Yesway, Inc.; (4) certain tax attributes of the Blocker Companies acquired by Yesway, Inc. in the Blocker Mergers; and (5) certain additional tax benefits arising from payments under the Tax Receivable Agreement.
The payment obligations under the Tax Receivable Agreement are an obligation of Yesway, Inc. and not of Parent. We expect that the amount of the cash payments we will be required to make under the Tax Receivable Agreement will be substantial. Any payments made by us to the Continuing Equity Owners and the Blocker Shareholders under the Tax Receivable Agreement will not be available for reinvestment in our business and will generally reduce the amount of overall cash flow that might have otherwise been available to us. To the extent that we are unable to make timely payments under the Tax Receivable Agreement for any reason, the unpaid amounts will be deferred and will accrue interest until paid by us; provided, however, that nonpayment for a specified period may constitute a material breach of a material obligation under the Tax Receivable Agreement resulting in the acceleration of payments due under the Tax Receivable Agreement. Payments under the Tax Receivable Agreement are not conditioned upon one or more of the Continuing Equity Owners or the Blocker Shareholders maintaining a continued ownership interest in Parent or us. Furthermore, our future obligation to make payments under the Tax Receivable Agreement could (i) make us a less attractive target for an acquisition, particularly in the case of an acquirer that cannot use some or all of the tax benefits that are the subject of the Tax Receivable Agreement and (ii) result in holders of our Class A common stock receiving substantially less consideration in connection with a change of control transaction than they would receive in the absence of such obligation. For more information, see “Certain Relationships and Related Party Transactions—Tax Receivable Agreement.”
Assuming no material changes in the relevant tax laws and that we earn sufficient taxable income to realize all tax benefits that are subject to the Tax Receivable Agreement, we expect the tax savings associated with the purchase of LLC Interests in connection with this offering and the acquisition of LLC Interests in the Blocker Mergers, together with future redemptions or exchanges of all remaining LLC Interests owned by the Continuing Equity Owners pursuant to the Parent LLC Agreement as described above, would aggregate to approximately $      million over 15 years from the date of this offering based on the assumed initial public offering price of $      per share of our Class A common stock (the midpoint of the estimated price range set forth on the cover page of this prospectus), and assuming all redemptions or exchanges would occur immediately after the initial public offering for the remaining ownership of Parent not acquired by Yesway, Inc. Under such scenario, assuming future payments are made on the date each relevant tax return is due, without extensions, we would be required to pay approximately 85% of such amount, or approximately $      million over the 15-year period from the date of this offering, to the Continuing Equity Owners and the Blocker Shareholders. The actual tax benefits described above, and the actual utilization of such tax benefits, as well as the amount and timing of any payments under the Tax Receivable Agreement, will vary depending upon a number of factors, including the timing of redemptions by the Continuing Equity Owners;

the price of shares of our Class A common stock at the time of the exchange; the extent to which such exchanges are taxable; the amount of gain recognized by such Continuing Equity Owners; the amount and timing of the taxable income allocated to us or otherwise generated by us in the future; the portion of our payments under the Tax Receivable Agreement constituting imputed interest; and the federal and state tax rates then applicable.
In certain cases, payments under the Tax Receivable Agreement to the Continuing Equity Owners and the Blocker Shareholders may be accelerated or significantly exceed any actual benefits we realize in respect of the tax attributes subject to the Tax Receivable Agreement.
The Tax Receivable Agreement will generally apply to each of our taxable years, beginning with the first taxable year ending after the consummation of the Transactions. There is no maximum term for the Tax Receivable Agreement. However, the Tax Receivable Agreement will provide that if (1) we materially breach any of our material obligations under the Tax Receivable Agreement, (2) certain mergers, asset sales, other forms of business combinations or other changes of control were to occur after the consummation of this offering, or (3) we elect an early termination of the Tax Receivable Agreement, then our obligations, or our successor’s obligations, under the Tax Receivable Agreement to make payments would be determined based on certain assumptions, including an assumption that we would have sufficient taxable income to fully utilize all potential future tax benefits that are subject to the Tax Receivable Agreement.
As a result of the foregoing, we would be required to make an immediate cash payment equal to the present value of the anticipated future tax benefits that are the subject of the Tax Receivable Agreement, based on certain assumptions, which payment may be made significantly in advance of the actual realization, if any, of such future tax benefits. Such cash payment to the Continuing Equity Owners and the Blocker Shareholders could be greater than the specified percentage of any actual benefits we ultimately realize in respect of the tax benefits that are subject to the Tax Receivable Agreement. In these situations, our obligations under the Tax Receivable Agreement could have a substantial negative impact on our liquidity and could have the effect of delaying, deferring or preventing certain mergers, asset sales, other forms of business combinations or other changes of control, and could result in holders of our Class A common stock receiving substantially less consideration in connection with a change of control transaction than they would receive in the absence of such obligation. There can be no assurance that we will be able to fund or finance our obligations under the Tax Receivable Agreement. We may need to incur debt to finance payments under the Tax Receivable Agreement to the extent our cash resources are insufficient to meet our obligations under the Tax Receivable Agreement as a result of timing discrepancies or otherwise.
We will not be reimbursed for any payments made to the Continuing Equity Owners and the Blocker Shareholders under the Tax Receivable Agreement in the event that any tax benefits are disallowed.
Payments under the Tax Receivable Agreement will be based on the tax reporting positions that we determine, and the U.S. Internal Revenue Service (the “IRS”) or another tax authority, may challenge all or part of the tax basis increases or other tax benefits we claim, as well as other related tax positions we take, and a court could sustain such challenge. If the outcome of any such challenge would reasonably be expected to materially and adversely affect the rights and obligations of the Continuing Equity Owners and the Blocker Shareholders under the Tax Receivable Agreement, then we will not be permitted to settle such challenge without the consent (not to be unreasonably withheld or delayed) of Brookwood. The interests of Brookwood in any such challenge may differ from or conflict with our interests and your interests, and Brookwood may exercise its consent rights relating to any such challenge in a manner adverse to our interests and your interests. We will not be reimbursed for any cash payments previously made to the Continuing Equity Owners and the Blocker Shareholders under the Tax Receivable Agreement in the event that any tax benefits initially claimed by us and for which payment has been made to a Continuing Equity Owner or a Blocker Shareholder are subsequently challenged by a taxing authority and are ultimately disallowed. Instead, any excess cash payments made by us to a Continuing Equity Owner and/or a Blocker Shareholder, as applicable, will be netted against any future cash payments we might otherwise be required to make to such Continuing Equity Owner and/or such Blocker Shareholder, under the terms of the Tax Receivable Agreement. However, we might not determine that we have effectively made an excess cash payment to a Continuing Equity Owner and/or a Blocker Shareholder, as applicable, for a number of years following the initial time of such payment and, if any of our tax reporting positions are challenged by a taxing authority, we may not be permitted to reduce any future cash payments under the Tax Receivable Agreement until any such challenge is finally settled or determined. Moreover, the excess cash payments we made previously under the Tax Receivable Agreement could be greater than the amount of future cash payments against which we would otherwise be permitted to net such excess. The applicable U.S. federal income tax rules for determining applicable tax benefits we may claim are complex and factual in nature, and there can be no assurance that the IRS or a court will not disagree with our tax reporting positions. As a result, payments could be made under the Tax Receivable Agreement significantly in excess of any actual cash tax savings that we realize in respect of the tax attributes with respect to a Continuing Equity Owner and/or a Blocker Shareholder that are the subject of the Tax Receivable Agreement.
Unanticipated changes in effective tax rates or adverse outcomes resulting from examination of our income or other tax returns could adversely affect our results of operations and financial condition.
We may be subject to taxes by the U.S. federal, state, local and foreign tax authorities. Our future effective tax rates could be subject to volatility or adversely affected by a number of factors, including:
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allocation of expenses to and among different jurisdictions;

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changes in the valuation of our deferred tax assets and liabilities;

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expected timing and amount of the release of any tax valuation allowances;

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tax effects of stock-based compensation;

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costs related to intercompany restructurings;

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changes in tax laws, tax treaties, regulations or interpretations thereof; or

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lower than anticipated future earnings in jurisdictions where we have lower statutory tax rates and higher than anticipated future earnings in jurisdictions where we have higher statutory tax rates.

In addition, we may be subject to audits of our income, sales and other taxes by U.S. federal, state, and local and foreign taxing authorities. Outcomes from these audits could have an adverse effect on our operating results and financial condition.
If we were deemed to be an investment company under the Investment Company Act of 1940, as amended, or the 1940 Act, including as a result of our ownership of Parent, applicable restrictions could make it impractical for us to continue our business as contemplated and could have a material adverse effect on our business.
Under Sections 3(a)(1)(A) and (C) of the 1940 Act, a company generally will be deemed to be an “investment company” for purposes of the 1940 Act if (1) it is, or holds itself out as being, engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting or trading in securities, or (2) it engages, or proposes to engage, in the business of investing, reinvesting, owning, holding or trading in securities and it owns or proposes to acquire investment securities having a value exceeding 40% of the value of its total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis. We do not believe that we are an “investment company,” as such term is defined in either of those sections of the 1940 Act.
We and Parent intend to conduct our operations so that we will not be deemed an investment company. As the sole managing member of Parent, we will control and operate Parent. On that basis, we believe that our interest in Parent is not an “investment security” as that term is used in the 1940 Act. However, if we were to cease participation in the management of Parent, or if Parent itself becomes an investment company, our interest in Parent could be deemed an “investment security” for purposes of the 1940 Act.
If it were established that we were an unregistered investment company, there would be a risk that we would be subject to monetary penalties and injunctive relief in an action brought by the SEC, that we would be unable to enforce contracts with third parties and that third parties could seek to obtain rescission of transactions undertaken during the period it was established that we were an unregistered investment company. If we were required to register as an investment company, restrictions imposed by the 1940 Act, including limitations on our capital structure and our ability to transact with affiliates, could make it impractical for us to continue our business as contemplated and could have a material adverse effect on our business.

Risks Related to the Offering and Ownership of our Class A Common Stock
Brookwood will continue to have significant influence over us after this offering, including control over decisions that require the approval of stockholders.
Upon consummation of this offering, Brookwood will control, in the aggregate (assuming an initial public offering price of $      per share, the midpoint of the price range set forth on the cover page of this prospectus), approximately     % of the voting power represented by all our outstanding classes of stock. As a result, Brookwood will continue to exercise significant influence over all matters requiring stockholder approval, including the election and removal of directors, any amendment of our amended and restated certificate of incorporation or bylaws and any approval of significant corporate transactions (including a sale of all or substantially all of our assets), and will continue to have significant control over our business, affairs and policies, including the appointment of our management. The directors that Brookwood, through its voting power, will have the ability to elect have the authority to vote to authorize the Company to incur additional debt, issue or repurchase stock, declare dividends and make other decisions that could be detrimental to stockholders. We expect that members of our board will continue to be appointed by or affiliated with Brookwood who will have the ability to appoint the majority of directors. Brookwood can take actions that have the effect of delaying or preventing a change of control of us or discouraging others from making tender offers for our shares, which could prevent stockholders from receiving a premium for their shares. These actions may be taken even if other stockholders oppose them. The concentration of voting power with Brookwood may have an adverse effect on the price of our Class A common stock. Brookwood may have interests that are different from yours and may vote in a way with which you disagree and that may be adverse to your interests.
Further, our amended and restated certificate of incorporation, which will be in effect upon the consummation of the Transactions, will provide that the doctrine of “corporate opportunity” will not apply with respect to any director or stockholder who is not employed by us or our subsidiaries. See “—Our amended and restated certificate of incorporation provides that the doctrine of “corporate opportunity” will not apply with respect to any director or stockholder who is not employed by us or our subsidiaries.” Brookwood and its affiliates engage in a broad spectrum of activities. In the ordinary course of its business activities, Brookwood and its affiliates may engage in activities where their interests conflict with our interests or those of our other stockholders. Brookwood or its affiliates may also pursue acquisition opportunities that may be complementary to our business, and, as a result, those acquisition opportunities may not be available to us. In addition, Brookwood may have an interest in us pursuing acquisitions, divestitures and other transactions that, in its judgment, could enhance its investment, even though such transactions might involve risks to you. See “Description of Capital Stock—Corporate Opportunity Doctrine.”
Brookwood’s interests may conflict with our interests and the interests of our stockholders. Conflicts of interest between Brookwood and us could be resolved in a manner unfavorable to us and our stockholders.
Various conflicts of interest between us and Brookwood could arise. Ownership interests of directors or officers of Brookwood in our common stock and ownership interests of our directors and officers in the equity interests of Brookwood, or a person’s service either as a director or officer of both us and Brookwood, could create or appear to create conflicts of interest when those directors and officers are faced with decisions relating to our Company. These decisions could include corporate opportunities, business combinations involving us, our dividend policy, and management stock ownership. We may not be able to resolve any conflicts, and even if we do, the resolution may be less favorable to us than if we were dealing with an unaffiliated party. Further, although certain of our management team who serve as a director or officer of both us and Brookwood intend to devote substantial portions of their time managing our business, they will also spend some of their time on other business activities for Brookwood as they deem necessary and appropriate, which may divert their attention and resources. These activities may conflict with our interests because the time and effort of such management will not be devoted exclusively to our business, but will be allocated between the management of our business and other business activities of Brookwood.
We cannot predict the effect our dual class structure may have on the market price of our Class A common stock.
We cannot predict whether our dual class structure will result in a lower or more volatile market price of our Class A common stock, in adverse publicity, or other adverse consequences. For example, certain index providers have policies that restrict or prohibit the inclusion of companies with multiple-class share structures in certain of their indices, including the Russell 2000 and the S&P 500, S&P MidCap 400 and S&P SmallCap 600, which together make up the S&P Composite 1500.
We are a “controlled company” within the meaning of the rules of the Nasdaq Stock Market and, as a result, will qualify for, and intend to rely on, exemptions from certain corporate governance requirements. You may not have the same protections afforded to stockholders of companies that are subject to such corporate governance requirements.
The corporate governance requirements and, specifically, the independence standards are intended to ensure directors who are considered independent are free of any conflicting interest that could influence their actions as directors. After the consummation of the Transactions, Brookwood will have more than 50% of the voting power for the election of directors, and, as a result, we will be considered a “controlled company” within the meaning of the rules of the Nasdaq Stock Market. As such, we will qualify for, and intend to rely on, exemptions from certain corporate governance requirements, including the requirements to have a majority of independent directors on our board of directors, an entirely independent nominating and corporate governance committee, an entirely independent compensation committee or to perform annual performance evaluations of the nominating and corporate governance and compensation committees.
Accordingly, you may not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of the rules of the Nasdaq Stock Market. Our status as a controlled company could make our Class A common stock less attractive to some investors or otherwise harm our stock price.
Certain provisions of Delaware law and anti-takeover provisions in our organizational documents could delay or prevent a change of control.
Certain provisions of Delaware law and our amended and restated certificate of incorporation and amended and restated bylaws may have an anti-takeover effect and may delay, defer, or prevent a merger, acquisition, tender offer, takeover attempt or other change of control transaction that a stockholder might consider in its best interest, including those attempts that might result in a premium over the market price for the shares held by our stockholders. These provisions provide for, among other things:
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a classified board of directors with staggered three-year terms;

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the ability of our board of directors to issue one or more series of preferred stock;

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advance notice for nominations of directors by stockholders and for stockholders to include matters to be considered at our annual meetings;

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certain limitations on convening special stockholder meetings;

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no cumulative voting in the election of directors;

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subject to the rights of the holders of any preferred stock and the terms of the Stockholders Agreement, the number of directors shall be determined exclusively by a majority of the whole board or directors;

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subject to the rights of the holders of any preferred stock, directors may be removed only for cause and only upon the affirmative vote of the holders of at least 66 2∕3% of the voting power of our then-outstanding common stock (other than directors appointed pursuant to the Stockholders Agreement, who may be removed with or without cause);

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at any time when Brookwood beneficially owns, in the aggregate, less than a majority of the voting power entitled to vote generally in the election our directors, that stockholders may not act by consent; and

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at any time when Brookwood beneficially owns, in the aggregate, less than a majority of the voting power entitled to vote generally in the election our directors, the provisions of amended and restated certificate of incorporation may be our amended only by the affirmative vote of at least 66 2∕3% of the holders of the voting power of our then-outstanding common stock entitled to vote.

These anti-takeover provisions could make it more difficult for a third party to acquire us, even if the third party’s offer may be considered beneficial by many of our stockholders. As a result, our stockholders may be limited in their ability to obtain a premium for their shares.
In addition, we have opted out of Section 203 of the General Corporation Law of the State of Delaware, which we refer to as the DGCL, but our amended and restated certificate of incorporation will provide that engaging in any of a broad range of business combinations with any “interested” stockholder (generally defined as any stockholder that is the beneficial owner of 15% or more of our voting stock) for a period of three years following the date on which the stockholder became an “interested” stockholder is prohibited unless certain requirements are met, provided, however, that, under our amended and restated certificate of incorporation, Brookwood and any of its respective affiliates will not be deemed to be interested stockholders regardless of the percentage of our outstanding voting stock owned by them, and accordingly will not be subject to such restrictions. See “Description of Capital Stock.”
We may not pay dividends on our Class A common stock.
Our board of directors may not elect to pay cash dividends on our Class A common stock, including in order to retain funds for the continued operation and expansion of our business or as a result of limitations under our existing credit agreements or other contractual obligations. Accordingly, we cannot assure you that we will pay any dividends in the future. Any determination to pay dividends in the future will be at the discretion of our board of directors and will depend upon results of operations, financial condition, contractual restrictions, restrictions imposed by applicable law and other factors our board of directors deems relevant. We are a holding company, and substantially all of our operations are carried out by Parent and its subsidiaries. Under our Credit Facility, we are currently limited from paying cash dividends or making certain other restricted payments, and we expect these restrictions to continue in the future, which may in turn limit our ability to pay dividends on our Class A common stock. Our ability to pay dividends may also be restricted by the terms of any future credit agreement or any future debt or preferred equity securities of ours or of our subsidiaries. Accordingly, if you purchase shares in this offering, realization of a gain on your investment may depend solely on the appreciation of the price of our Class A common stock, which may never occur. Investors seeking cash dividends in the foreseeable future should not purchase our Class A common stock.
Our management team will have immediate and broad discretion over the use of the net proceeds from this offering and may not use them effectively.
We currently intend to cause Parent to use a portion of the net proceeds of this offering to pay down existing indebtedness and for general corporate purposes, including new store developments. See “Use of Proceeds.” Our management will have broad discretion in the application of the net proceeds. Our stockholders may not agree with how our management chooses to cause Parent to allocate the net proceeds from this offering. The failure by our management to apply these funds effectively could have a material adverse effect on our business, financial condition, and results of operations. Pending their use, we may cause Parent to invest the net proceeds from this offering in a manner that does not produce income. The decisions made by our management may not result in positive returns on your investment and you will not have an opportunity to evaluate the economic, financial, or other information upon which our management bases its decisions.
No market currently exists for our Class A common stock, and an active, liquid trading market for our Class A common stock may not develop, which may cause our Class A common stock to trade at a discount from the initial offering price and make it difficult for you to sell the Class A common stock you purchase.
Prior to this offering, there has not been a public market for our Class A common stock. We cannot predict the extent to which investor interest in us will lead to the development of a trading market or how active and liquid that market may become. If an active and liquid trading market does not develop or continue, you may have difficulty selling any of our Class A common stock that you purchase at a price above the price you purchase it or at all. The initial public offering price for the shares was determined by negotiations between us and the underwriters and may not be indicative of prices that will prevail in the open market following this offering. The failure of an active and liquid trading market to develop and continue would likely have a material adverse effect on the value of our Class A common stock. The market price of our Class A common stock may decline below the initial offering price, and you may not be able to sell your shares of our Class A common stock at or above the price you paid in this offering, or at all. An inactive market may also impair our ability to raise capital to continue to fund operations by selling shares and may impair our ability to acquire other companies or technologies by using our shares as consideration.
Our amended and restated certificate of incorporation will provide that the Court of Chancery of the State of Delaware will be the sole and exclusive forum for certain stockholder litigation matters and the federal district courts of the United States shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers, employees or stockholders.
Our amended and restated certificate of incorporation will provide (A) (i) any derivative action or proceeding brought on behalf of the Company, (ii) any action asserting a claim of breach of a fiduciary duty owed by any current or former director, officer, other employee or stockholder of the Company to the Company or the Company’s stockholders, (iii) any action asserting a claim arising pursuant to any provision of the DGCL, our amended and restated certificate of incorporation or our amended and restated bylaws (as either may be amended or restated) or as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware or (iv) any action asserting a claim governed by the internal affairs doctrine of the law of the State of Delaware shall, to the fullest extent permitted by law, be exclusively brought in the Court of Chancery of the State of Delaware or, if such court does not have subject matter jurisdiction thereof, the federal district court of the State of Delaware; and (B) the federal district courts of the United States shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. Notwithstanding the foregoing, the exclusive forum provision shall not apply to claims seeking to enforce any liability or duty created by the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The choice of forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers, or other employees, which may discourage such lawsuits against us and our directors, officers, and other employees, although our stockholders will not be deemed to have waived our compliance with federal securities laws and the rules and regulations thereunder. Alternatively, if a court were to find the choice of forum provision contained in our amended and restated certificate of incorporation to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could harm our business, results of operations, and financial condition. Any person or entity purchasing or otherwise acquiring or holding any interest in shares of our capital stock shall be deemed to have notice of and consented to the forum provisions in our amended and restated certificate of incorporation.
Future sales, or the perception of future sales, by us or our existing stockholders in the public market following this offering could cause the market price for our Class A common stock to decline.
After this offering, the sale of shares of our Class A common stock in the public market, or the perception that such sales could occur, could harm the prevailing market price of shares of our Class A common stock. These sales, or the possibility that these sales may occur, also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate.
Upon consummation of the Transactions, assuming an initial public offering price of $        per share, the midpoint of the price range set forth on the cover page of this prospectus, we will have outstanding a total of shares of Class A common stock. Of the outstanding shares, the shares sold in this offering (and any of the       shares the underwriters purchase pursuant to their option to purchase additional shares) will be freely tradable without restriction or further registration under the Securities Act, other than any shares held by our affiliates. In addition, the shares of Class A common stock issued to the Blocker Shareholders in the Transactions will be eligible for resale pursuant to Rule 144 without restriction or further registration under the Securities Act, other than affiliate restrictions under Rule 144. Any shares of Class A common stock held by our affiliates will be eligible for resale pursuant to Rule 144 under the Securities Act, subject to the volume, manner of sale, holding period and other limitations of Rule 144.
Our directors and executive officers, and substantially all of our stockholders have entered into lock-up agreements with the underwriters prior to the commencement of this offering pursuant to which each of these persons or entities, subject to certain exceptions, for a period of 180 days after the date of this prospectus, may not, without the prior written consent of                 ,                 and                 , (1) offer,

sell, contract to sell, pledge, grant any option to purchase, lend or otherwise dispose of any shares of our Class A common stock, or any options or warrants to purchase any shares of our Class A common stock, or any securities convertible into or exchangeable for or that represent the right to receive shares of our Class A common stock (including, without limitation, common stock or such other securities which may be deemed to be beneficially owned by such directors, executive officers, managers and members in accordance with the rules and regulations of the SEC and securities which may be issued upon exercise of a stock option or warrant); or (2) engage in any hedging or other transaction or arrangement (including, without limitation, any short sale or the purchase or sale of, or entry into, any put or call option, or combination thereof, forward, swap or any other derivative transaction or instrument, however described or defined) which is designed to, or which reasonably could be expected to lead to, or result in, a sale, loan, pledge or other disposition of shares of our Class A common stock or such other securities, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of Class A common stock or such other securities, in cash or otherwise. See “Underwriting (Conflicts of Interest).”
In addition, we have reserved       shares of Class A common stock for issuance under the 2025 Plan and shares of Class A common stock for issuance under the ESPP. Any Class A common stock that we issue under the 2025 Plan or other equity incentive plans that we may adopt in the future would dilute the percentage ownership held by the investors who purchase Class A common stock in this offering.
As restrictions on resale end or if these stockholders exercise their registration rights, the market price of our shares of Class A common stock could drop significantly if the holders of these shares sell them or are perceived by the market as intending to sell them. These factors could also make it more difficult for us to raise additional funds through future offerings of our shares of Class A common stock or other securities.
In the future, we may also issue securities in connection with investments, acquisitions or capital raising activities. In particular, the number of shares of our Class A common stock issued in connection with an investment or acquisition, or to raise additional equity capital, could constitute a material portion of our then-outstanding shares of our Class A common stock. Any such issuance of additional securities in the future may result in additional dilution to you, or may adversely impact the price of our Class A common stock.
If you purchase shares of Class A common stock in this offering, you will suffer immediate and substantial dilution of your investment.
The initial public offering price of our Class A common stock is substantially higher than the pro forma net tangible book value per share of our Class A common stock. Therefore, if you purchase shares of our Class A common stock in this offering, you will pay a price per share that substantially exceeds our pro forma net tangible book value per share after this offering. You will experience immediate dilution of          per share, representing the difference between our pro forma net tangible book value per share after giving effect to this offering and the initial public offering price. See “Dilution” for more detail, including the calculation of the pro forma net tangible book value per share of our Class A common stock.
Non-U.S. Holders who own more than 5% of our Class A common stock may be subject to U.S. federal income tax on gain realized on the sale or other taxable disposition of such common stock.
Because the determination of whether we are a “United States real property holding corporation” (“USRPHC”) for U.S. federal income tax purposes depends on the fair market value of our “United States real property interests” (“USRPIs”) relative to the fair market value of our non-U.S. real property interests and our other business assets, and because we have significant ownership of real property located in the United States, we may currently be, or may become in the future, a USRPHC. There can be no assurance that we do not currently constitute, or will not become, a USRPHC. As a result, a “Non-U.S. Holder” (as defined below under “Material U.S. Federal Income Tax Considerations to Non-U.S. Holders of Class A Common Stock”) may be subject to U.S. federal income tax on gain realized on a sale or other taxable disposition of our Class A common stock if such Non-U.S. Holder has owned, actually or constructively, more than 5% of our Class A common stock at any time during the shorter of the five-year period ending on the date of the sale or other taxable disposition or the Non-U.S. Holder’s holding period in such stock.

General Risks
Our operations present risks which may not be fully covered by insurance.
We carry comprehensive insurance against the hazards and risks underlying our operations. We believe our insurance policies are customary in the industry; however, some losses and liabilities associated with our operations may not be covered by our insurance policies. In addition, there can be no assurance that we will be able to obtain similar insurance coverage on favorable terms (or at all) in the future. Significant uninsured losses and liabilities could have a material adverse effect on our financial condition and results of operations. Furthermore, our insurance is subject to deductibles. As a result, certain large claims, even if covered by insurance, may require a substantial cash outlay by us, which could have a material adverse effect on our financial condition and results of operations.
If securities analysts do not publish research or reports about our business or if they downgrade our stock or our sector, or if there is any fluctuation in our credit rating, our stock price and trading volume could decline.
The trading market for our Class A common stock will rely in part on the research and reports that industry or financial analysts publish about us or our business. We do not control these analysts. Securities and industry analysts do not currently, and may never, publish research on our Company. If no securities or industry analysts commence coverage of us, the trading price of our shares would likely be negatively impacted. Furthermore, if one or more of the analysts who do cover us downgrade our stock or our industry, or the stock of any of our competitors, or publish inaccurate or unfavorable research about our business, the price of our stock could decline. If one or more of these analysts stops covering us or fails to publish reports on us regularly, we could lose visibility in the market, which, in turn, could cause our stock price or trading volume to decline.
Additionally, any fluctuation in the credit rating of us or our subsidiaries may impact our ability to access debt markets in the future or increase our cost of future debt, which could have a material adverse effect on our operations and financial condition, which in return may adversely affect the trading price of shares of our Class A common stock.
As a public reporting company, we will be subject to the rules of the Nasdaq Stock Market and the rules and regulations established from time to time by the SEC regarding our internal control over financial reporting. If we fail to establish and maintain effective internal control over financial reporting and disclosure controls and procedures, we may not be able to accurately report our financial results, or report them in a timely manner.
Upon completion of this offering, we will become a public reporting company subject to the rules of the Nasdaq Stock Market and the rules and regulations established from time to time by the SEC. These rules and regulations will require, among other things, that we establish and periodically evaluate procedures with respect to our internal control over financial reporting. Reporting obligations as a public company are likely to place a considerable strain on our financial and management systems, processes and controls, as well as on our personnel.
In addition, as a public company we will be required to document and test our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act so that our management can certify as to the effectiveness of our internal control over financial reporting by the time our second annual report is filed with the SEC and thereafter, which will require us to document and make significant changes to our internal control over financial reporting. Likewise, our independent registered public accounting firm will be required to provide an attestation report on the effectiveness of our internal control over financial reporting. If our management is unable to certify the effectiveness of our internal control or if our independent registered public accounting firm cannot deliver a report attesting to the effectiveness of our internal control over financial reporting, or if we identify or fail to remediate any significant deficiencies or material weaknesses in our internal control, we could be subject to regulatory scrutiny and a loss of public confidence, which could seriously harm our reputation, and the price per share of our Class A common stock could decline.
We expect to incur costs related to implementing an internal audit and compliance function in the upcoming years to further improve our internal control environment. If we identify future deficiencies in our internal control over financial reporting or if we are unable to comply with the demands that will be placed upon us as a public company, including the requirements of Section 404 of the Sarbanes-Oxley Act, in a timely manner, we may be unable to accurately report our financial results, or report them within the timeframes required by the SEC. We also could become subject to sanctions or investigations by the SEC or other regulatory authorities. Further, if we do not maintain adequate financial and management personnel, processes, and controls, we may not be able to manage our business effectively or accurately report our financial performance on a timely basis, our business could be adversely affected and the price per share of our Class A common stock price could decline.
We will incur significant costs as a result of operating as a public company.
Prior to this offering, we operated on a private basis. After this offering, we will be subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act, the Dodd-Frank Act, the listing requirements of the Nasdaq Stock Market and other applicable securities laws and regulations. The expenses incurred by public companies generally for reporting and corporate governance purposes have been increasing. We expect these rules and regulations to increase our legal and financial compliance costs and to make some activities more difficult, time-consuming and costly, although we are currently unable to estimate these costs with any degree of certainty. We also expect that being a public company and being subject to new rules and regulations will make it more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These laws and regulations could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees or as our executive officers. Furthermore, if we are unable to satisfy our obligations as a public company, we could be subject to delisting of our Class A common stock, fines, sanctions and other regulatory action and potentially civil litigation. These factors may, therefore, strain our resources, divert management’s attention and affect our ability to attract and retain qualified board members.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
This prospectus contains forward-looking statements about us and our industry that involve substantial risks and uncertainties. All statements other than statements of historical facts contained in this prospectus may be forward-looking statements. Statements regarding our future results of operations and financial position, business strategy and plans and objectives of management for future operations, including, among others, statements regarding the Transactions, including the consummation of this offering, expected growth, future capital expenditures and debt service obligations, are forward-looking statements. In some cases, you can identify forward-looking statements by terms, such as “may,” “will,” “would,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “targets,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these terms or other similar expressions. Accordingly, we caution you that any such forward-looking statements are not guarantees of future performance and are subject to risks, assumptions and uncertainties that are difficult to predict. Although we believe that the expectations reflected in these forward-looking statements are reasonable as of the date made, actual results may prove to be materially different from the results expressed or implied by the forward-looking statements.
There are or will be important factors that could cause our actual results to differ materially from those indicated in these forward-looking statements, including, but not limited to, the following:
•
volatility in the global prices and availability of oil and petroleum products and general economic conditions that are out of our control, including interest rates;

•
our ability to maintain an adequate pipeline of suitable locations for new stores;

•
our ability to successfully implement our rapid growth strategy;

•
our ability to maintain an adequate pipeline of suitable locations for new stores and manage the risks associated with new store development;

•
our ability to successfully recruit, hire, and retain qualified personnel;

•
our dependence upon market acceptance by consumers and our failure to offer products that meet our existing customers’ taste and attract new customers;

•
changes to wage regulations and other employment and labor laws;

•
changes in demand for fuel-based modes of transportation and advancements in technologies, such as hybrid and electric vehicles, that significantly reduce fuel consumption related to the public’s current general approach with regard to climate change and the effects of greenhouse gas emissions, among others;

•
our dependence on a limited number of suppliers for the majority of our gross fuel purchases and merchandise;

•
operational hazards and risks normally associated with the marketing of petroleum products, as well as hazards and risks relating to the physical effects of weather and climate change;

•
changes to tobacco legislation, potential court rulings affecting the tobacco industry, campaigns to discourage smoking, increases in tobacco and nicotine products taxes and wholesale cost increases of tobacco and nicotine products; and

•
the significant influence the Brookwood will continue to have over us after the Transactions, including control over decisions that require the approval of stockholders.

The foregoing factors should not be construed as exhaustive and should be read together with the other cautionary statements included in this prospectus. If one or more events related to these or other risks or uncertainties materialize, or if our underlying assumptions prove to be incorrect, actual results may differ materially from what we anticipate. Many of the important factors that will determine these results are beyond our ability to control or predict. Accordingly, you should not place undue reliance on any such forward-looking statements. Any forward-looking statement speaks only as of the date on which it is made, and, except as otherwise required by law, we do not undertake any obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise. New factors emerge from time to time, and it is not possible for us to predict which will arise. In addition, we cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

OUR ORGANIZATIONAL STRUCTURE
Yesway, Inc., a Delaware corporation, was formed on April 23, 2021 and is the issuer of the Class A common stock offered by this prospectus. Prior to this offering and the Transactions, all of our business operations have been conducted through Parent and its direct and indirect subsidiaries and the Continuing Equity Owners are the only owners of Parent. We will consummate the Transactions, excluding this offering, substantially concurrently with or prior to the consummation of this offering.
Existing Organization
Parent is treated as a partnership for U.S. federal income tax purposes and, as such, is generally not subject to any U.S. federal entity-level income taxes. Taxable income or loss of Parent is included in the U.S. federal income tax returns of Parent’s members. Prior to the consummation of this offering, the Continuing Equity Owners were the only members of Parent.
Transactions
Prior to the Transactions, there will be only one holder of common stock of Yesway, Inc. We will consummate the following organizational transactions in connection with this offering:
•
we will amend and restate Yesway, Inc.’s certificate of incorporation to, among other things, provide for (1) the cancellation of our outstanding shares of existing common stock, (2) the creation of a class of common stock to be designated as Class A common stock, with each share of our Class A common stock entitling its holder to one vote per share on all matters presented to our stockholders generally and (3) the creation of a class of common stock to be designated as Class B common stock, with each share of our Class B common stock entitling its holder to one vote per share on all matters presented to our stockholders generally, and that shares of our Class B common stock may only be held by the Continuing Equity Owners and their respective permitted transferees as described in “Description of Capital Stock—Common Stock—Class B Common Stock”;

•
assuming an initial public offering price of $      per share, the midpoint of the price range set forth on the cover page of this prospectus, we will acquire, by means of the Blocker Mergers and will issue to the Blocker Shareholders           shares of our Class A common stock and rights under the Tax Receivable Agreement;

•
assuming an initial public offering price of $      per share, the midpoint of the price range set forth on the cover page of this prospectus, we will issue           shares of our Class B common stock to the Continuing Equity Owners, which is equal to the number of LLC Interests held directly or indirectly by such Continuing Equity Owners immediately following the Transactions, for nominal consideration;

•
we will amend and restate the existing limited liability company agreement of Parent, which will become effective prior to the consummation of this offering, to, among other things, (1) recapitalize all existing ownership interests in Parent (including profits interests awarded under the existing limited liability company agreement of Parent) into one class of LLC Interests and (2) appoint Yesway, Inc. as the sole managing member of Parent upon its acquisition of LLC Interests in connection with this offering;

•
we will issue           shares of our Class A common stock to the purchasers in this offering (or shares if the underwriters exercise in full their option to purchase additional shares of Class A common stock) in exchange for net proceeds, after taking into account the underwriting discounts and estimated offering expenses payable by us, of approximately $      million (or approximately $      million if the underwriters exercise in full their option to purchase additional shares of Class A common stock);

•
we will use the net proceeds from this offering to purchase           LLC Interests (or           LLC Interests if the underwriters exercise in full their option to purchase additional shares of Class A common stock) directly from Parent at a price per unit equal to the initial public offering price per share of Class A common stock in this offering less the underwriting discounts and estimated offering expenses payable by us;

•
we will make the Final Payment of $      million to the Continuing Equity Owners;

•
Parent intends to use $      million of the net proceeds from the sale of LLC Interests to Yesway, Inc. to fully redeem the outstanding Redeemable Senior Preferred Membership Interests in connection with the consummation of this offering; and

•
Yesway, Inc. will enter into (1) the Stockholders Agreement with Brookwood, (2) the Registration Rights Agreement with certain of the Continuing Equity Owners and (3) the Tax Receivable Agreement with Parent, the Continuing Equity Owners and the Blocker Shareholders. For a description of the terms of the Stockholders Agreement, the Registration Rights Agreement and the Tax Receivable Agreement, see “Certain Relationships and Related Party Transactions.”

Organizational Structure Following the Transactions
•
Yesway, Inc. will be a holding company and its principal asset will consist of LLC Interests it acquires directly from Parent and indirectly from the Blocker Shareholders;

•
Yesway, Inc. will be the sole managing member of Parent and will control the business and affairs of Parent and its direct and indirect subsidiaries;

•
Yesway, Inc. will own, directly or indirectly,       LLC Interests, representing approximately     % of the economic interest in Parent (or        LLC Interests, representing approximately    % of the economic interest in Parent if the underwriters exercise in full their option to purchase additional shares of Class A common stock);

•
assuming an initial public offering price of $     per share, the midpoint of the price range set forth on the cover page of this prospectus, Brookwood will own (1) through the Blocker Shareholders, shares of Class A common stock of Yesway, Inc., representing approximately    % of the combined voting power of all of Yesway, Inc.’s common stock and approximately    % of the economic interest in Yesway, Inc. (or approximately    % of the combined voting power and approximately    % of the economic interest if the underwriters exercise in full their option to purchase additional shares of Class A common stock), (2) directly through Brookwood’s ownership of LLC Interests and indirectly through Yesway, Inc.’s ownership of LLC Interests, approximately    % of the economic interest in Parent (or approximately    % of the economic interest in Parent if the underwriters exercise in full their option to purchase additional shares of Class A common stock) and (3)           shares of Class B common stock of Yesway, Inc., representing approximately    % (and, together with the shares of Class A common stock,    %) of the combined voting power of all of Yesway, Inc.’s common stock (or           shares of Class B common stock of Yesway, Inc., representing approximately    % (and, together with the shares of Class A common stock,    %) if the underwriters exercise in full their option to purchase additional shares of Class A common stock);

•
assuming an initial public offering price of $      per share, the midpoint of the price range set forth on the cover page of this prospectus, the Continuing Equity Owners (including the holders of Series P Interests) will own (1) directly through such Continuing Equity Owners’ ownership of LLC Interests and indirectly through Yesway, Inc.’s ownership of LLC Interests, approximately    % of the economic interest in Parent (or approximately    % of the economic interest in Parent if the underwriters exercise in full their option to purchase additional shares of Class A common stock) and (2)                 shares of Class B common stock of Yesway, Inc., representing approximately    % of the combined voting power of all of Yesway, Inc.’s common stock (or           shares of Class B common stock of Yesway, Inc., representing approximately    % if the underwriters exercise in full their option to purchase additional shares of Class A common stock); and

•
the purchasers in this offering will own (1)           shares of Class A common stock of Yesway, Inc. (or           shares of Class A common stock of Yesway, Inc. if the underwriters exercise in full their option to purchase additional shares of Class A common stock), representing approximately    % of the combined voting power of all of Yesway, Inc.’s common stock and approximately    % of the economic interest in Yesway, Inc. (or approximately    % of the combined voting power and approximately    % of the economic interest in Yesway, Inc. if the underwriters exercise in full their option to purchase additional shares of Class A common stock), and (2) through Yesway, Inc.’s ownership of LLC Interests, indirectly will hold approximately    % of the economic interest in Parent (or approximately    % of the economic interest in Parent if the underwriters exercise in full their option to purchase additional shares of Class A common stock).

The diagram below depicts our organizational structure after giving effect to the Transactions, including this offering, assuming an initial public offering price of $      per share, the midpoint of the price range set forth on the cover page of this prospectus, and no exercise by the underwriters of their option to purchase additional shares of Class A common stock.

(1)
The Brookwood funds will own shares of Class A common stock of Yesway, Inc. through the Blocker Shareholders.

(2)
Investors in this offering will hold approximately      % of the combined voting power of Yesway, Inc. (or approximately         % of the combined voting power if the underwriters exercise in full their option to purchase additional shares of Class A common stock).

As the sole managing member of Parent, we will operate and control all of the business and affairs of Parent and, through Parent and its direct and indirect subsidiaries, conduct our business. Following the Transactions, including this offering, Yesway, Inc. will have the minority economic interest in Parent, and will control the management of Parent as its sole managing member. As a result, Yesway, Inc. will consolidate Parent and record a significant non-controlling interest in a consolidated entity in Yesway, Inc.’s consolidated financial statements for the economic interest in Parent held by the Continuing Equity Owners.
Unless otherwise indicated, this prospectus assumes the shares of Class A common stock being offered pursuant to this prospectus are sold at $    per share (the midpoint of the price range set forth on the cover page of this prospectus). The number of shares of our Class A common stock and Class B common stock to be outstanding after this offering depends on the actual initial public offering price of our Class A common stock in this offering. For illustrative purposes, the below table shows the approximate number of shares of

Class A common stock (excluding the shares of Class A common stock to be sold to the public in this offering) and Class B common stock to be outstanding following this offering at various assumed initial public offering prices per share.
Assumed Initial Public Offering Price Per Share	Class A Common Stock	Class B Common Stock
$
$
$
$
$
$
$
$
Incorporation of Yesway, Inc.
Yesway, Inc., the issuer of the Class A common stock offered by this prospectus, was incorporated as a Delaware corporation on April 23, 2021. Yesway, Inc. has not engaged in any material business or other activities except in connection with its formation and the Transactions. The amended and restated certificate of incorporation of Yesway, Inc. that will become effective in connection with this offering will, among other things, (i) recapitalize our outstanding shares of existing common stock into one share of Class A common stock and (ii) authorize two classes of common stock, Class A common stock and Class B common stock, each having the terms described in “Description of Capital Stock.”
Recapitalization and Amendment and Restatement of the Parent LLC Agreement
Prior to the consummation of this offering, the existing limited liability company agreement of Parent will be amended and restated to, among other things, recapitalize its capital structure by creating a single new class of units that we refer to as “common units” and provide for a right of redemption of common units (subject in certain circumstances to time-based vesting requirements and certain other restrictions) in exchange for, at our election (as determined solely by a majority of our independent directors (within the meaning of the rules of the Nasdaq Stock Market), who are disinterested), shares of our Class A common stock or cash. See “Certain Relationships and Related Party Transactions—Parent LLC Agreement.”

USE OF PROCEEDS
We estimate that, based on an assumed initial public offering price of $      per share, which is the midpoint of the price range set forth on the cover page of this prospectus, we will receive net proceeds from this offering of approximately $      million (or $      million if the underwriters exercise in full their option to purchase additional   shares of Class A common stock), after deducting the underwriting discounts and commissions, and estimated offering expenses payable by us.
Each $1.00 increase (decrease) in the assumed initial public offering price of $     per share, the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the net proceeds to us by approximately $    million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting the estimated underwriting discounts and the estimated offering expenses payable by us. We may also increase or decrease the number of shares we are offering. Each increase (decrease) of 1,000,000 shares in the number of shares offered by us would increase (decrease) the net proceeds to us by approximately $      million, assuming that the assumed initial public offering price remains the same, and after deducting the estimated underwriting discounts and the estimated offering expenses payable by us.
We intend to use the net proceeds from this offering to purchase      newly issued LLC Interests (or      LLC Interests if the underwriters exercise in full their option to purchase additional      shares of Class A common stock) directly from Parent at a price per unit equal to the initial public offering price per share of Class A common stock in this offering less the underwriting discounts and commissions, and estimated offering expenses payable by us.
We intend to cause Parent to use $     million of the net proceeds from the sale of LLC Interests to Yesway, Inc. to fully redeem the Redeemable Senior Preferred Membership Interests in connection with the consummation of this offering, and the remainder of the net proceeds, if any, to pay down existing indebtedness and for general corporate purposes to support the growth of the business, including new store developments. We may also cause Parent to use a portion of the net proceeds for the repayment of debt; to make cash payments to the Continuing Equity Owners pursuant to the Tax Receivable Agreement; at our option, to make cash payments to the Continuing Equity Owners upon their election to redeem any of their LLC Interests; or for the acquisition of businesses or assets that we believe are complementary to our own, although we currently have no agreements, commitments or understandings with respect to any specific acquisition. At this time, other than as set forth above with respect to the redemption of the Redeemable Senior Preferred Membership Interests, we have not specifically identified a material single use for which we intend to cause the net proceeds to be used by Parent, and, accordingly, we are not able to allocate the remaining net proceeds among any potential uses in light of the variety of factors that will affect how such net proceeds will be ultimately used by us or Parent. Our management will have broad discretion to direct Parent’s use of the remaining proceeds.
As of September 30, 2025, we had $       million outstanding under our Term Loan Facility and $       million outstanding under our Revolving Credit Facility, with unamortized debt discount and debt issuance costs of $       million, resulting in total principal amount of debt outstanding under our Credit Facility, net of unamortized debt discount and debt issuance costs, of $       million. The interest rate associated with our Revolving Credit Facility was    % as of September 30, 2025. The interest rate associated with our Term Loan Facility was    % as of September 30, 2025. For more information regarding our outstanding indebtedness, including a description of the Term Loan Facility and Revolving Credit Facility, see “Description of Certain Indebtedness.”
Parent will either bear or reimburse Yesway, Inc. for all of the expenses incurred in connection with the Transactions, including this offering.

CAPITALIZATION
The following table sets forth the cash and capitalization as of September 30, 2025, as follows:
•
of Parent and its subsidiaries on a historical basis;

•
of Yesway, Inc. and its subsidiaries on a pro forma basis after giving effect to the Transactions, including the Final Payment but excluding this offering; and

•
of Yesway, Inc. and its subsidiaries on a pro forma as adjusted basis to give effect to the Transactions, including the sale of      shares of Class A common stock in this offering at an assumed initial public offering price of $     per share, the midpoint of the price range set forth on the cover page of this prospectus, after deducting the underwriting discounts and estimated offering expenses payable by us, and the application of the net proceeds therefrom as described under “Use of Proceeds.”

For more information, please see “Our Organizational Structure,” “Use of Proceeds” and “Unaudited Pro Forma Condensed Consolidated Financial Information” included elsewhere in this prospectus. You should read this information in conjunction with our consolidated financial statements and the related notes included elsewhere in this prospectus and the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section and other financial information contained in this prospectus.
As of September 30, 2025
(unaudited)
(in millions, except per share and share amounts)	Parent Historical		Yesway, Inc. Pro Forma		Yesway, Inc. Pro Forma As Adjusted(1)
Cash and cash equivalents	$			$—	$
Long-term debt (including current portion)(2):
Debt, net of debt discount and debt issuance costs	$		$		$
Financing obligations, net of debt discount and debt issuance costs
Financing Lease liabilities
Total long-term debt
Redeemable Senior Preferred Membership Interests						—
Members’/stockholders’ equity:
Members’ equity:
Members’ capital
Non-controlling interests
Class A common units .		—
Class B common units .		—
Stockholders’ equity:
Class A common stock, par value $0.0001 per share; 500,000,000 shares authorized, shares issued and outstanding, pro forma; and 500,000,000 shares authorized, shares issued and outstanding, pro forma as adjusted		—
Class B common stock, par value $0.0001 per share; 150,000,000 shares authorized, shares issued and outstanding, pro forma; and 150,000,000 shares authorized, shares issued and outstanding, pro forma as adjusted		—
Additional paid in capital		—
Retained earnings (accumulated deficit) .		—
Total members’/stockholders’ equity
Total capitalization	$		$		$

(1)
Each $1.00 increase (decrease) in the assumed public offering price of $     per share, the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) each of cash and cash equivalents, additional paid-in capital, total stockholders’ equity and total capitalization on a pro forma as adjusted basis by approximately $       million, assuming that the

price per share for the offering remains at $          (which is the midpoint of the price range set forth on the cover page of this prospectus), and after deducting the estimated underwriting discounts. Each 1,000,000 share increase or decrease in the number of shares offered in this offering by us would increase or decrease each of cash and cash equivalents, additional paid-in capital, total stockholders’ equity and total capitalization on a pro forma as adjusted basis by approximately $      million, assuming that the price per share for the offering remains at $     (which is the midpoint of the price range set forth on the cover page of this prospectus), and after deducting the estimated underwriting discounts.
(2)
See “Description of Indebtedness” for a description of our currently outstanding indebtedness.

DIVIDEND POLICY
Following the completion of this offering, our board of directors may elect to pay cash dividends on our Class A common stock. Holders of our Class B common stock are not entitled to participate in any dividends declared by our board of directors. Because we are a holding company, our ability to pay cash dividends on our Class A common stock depends on our receipt of cash distributions from Parent and, through Parent, cash distributions and dividends from our other indirect subsidiaries, including in accordance with the terms of our Credit Facility. Our ability to pay dividends may also be restricted by the terms of any future credit agreement or any future debt or preferred equity securities of us or our subsidiaries. See “Description of Capital Stock,” “Description of Indebtedness” and “Management’s Discussion and Analysis of Financial Condition and Results of Operation—Liquidity and Capital Resources.” Any future determination as to the declaration and payment of dividends, if any, will be at the discretion of our board of directors, subject to the requirements of applicable law and compliance with contractual restrictions and covenants in the agreements governing our current and future indebtedness. Any such determination will also depend upon our business prospects, results of operations, financial condition, cash requirements and availability, industry trends and other factors that our board of directors may deem relevant. Accordingly, you may need to sell your shares of our Class A common stock to realize a return on your investment, and you may not be able to sell your shares at or above the price you paid for them. See “Risk Factors—Risks Related to the Offering and Ownership of our Class A Common Stock—We may not pay dividends on our Class A common stock.”
Immediately following this offering, we will be a holding company, and our principal asset will be the LLC Interests we purchase from Parent. If we decide to pay a dividend in the future, and we do not currently have sufficient cash to make such a dividend, we would need to cause Parent to make distributions to us in an amount sufficient to cover such dividend. If Parent makes such distributions to us, the other holders of LLC Interests will also be entitled to receive distributions on a pro rata basis in accordance with such holders’ economic interests in Parent. See “Risk Factors—Risks Related to Our Organizational Structure—Our principal asset after the completion of this offering will be our interest in Parent, and, as a result, we will depend on distributions from Parent to pay our taxes and expenses, including payments under the Tax Receivable Agreement. Parent’s ability to make such distributions may be subject to various limitations and restrictions.”

DILUTION
The Continuing Equity Owners will own LLC Interests after the Transactions. Because the Continuing Equity Owners do not own any Class A common stock or have any right to receive distributions from Yesway, Inc., we have presented dilution in pro forma net tangible book value per share both before and after this offering assuming that all of the holders of LLC Interests (other than Yesway, Inc.) elected to have their LLC Interests redeemed or exchanged for newly issued shares of Class A common stock on a one-for-one basis (rather than for cash) and the cancellation for no consideration of all of their shares of Class B common stock (which are not entitled to receive distributions or dividends, whether cash or stock from Yesway, Inc.) in order to more meaningfully present the dilutive impact on the investors in this offering. We refer to the assumed election to redeem or exchange all LLC Interests for shares of Class A common stock as described in the previous sentence as the Assumed Redemption.
Dilution is the amount by which the offering price paid by the purchasers of the Class A common stock in this offering exceeds the pro forma net tangible book value per share of Class A common stock after the offering. Parent’s pro forma net tangible book value as of September 30, 2025 prior to this offering and after giving effect to the other Transactions, including the Final Payment, was a deficit of $       million.
If you invest in our Class A common stock in this offering, your ownership interest will be immediately diluted to the extent of the difference between the initial public offering price per share and the pro forma net tangible book value per share of our Class A common stock after this offering.
Pro forma net tangible book value per share after this offering is determined by subtracting our total liabilities from the total book value of our tangible assets and dividing the difference by the number of shares of Class A common stock deemed to be outstanding, after giving effect to the Transactions, including this offering and the application of the proceeds from this offering as described in “Use of Proceeds,” and the Assumed Redemption. Our pro forma net tangible book value as of September 30, 2025 after giving effect to this offering would have been approximately a deficit of $    million, or $       per share of Class A common stock, assuming an initial public offering price of $      per share, the midpoint of the price range set forth on the cover page of this prospectus. This amount represents an immediate increase in pro forma net tangible book value of $       per share to our existing stockholders and an immediate dilution in pro forma net tangible book value of approximately $       per share to new investors purchasing shares of Class A common stock in this offering. We determine dilution by subtracting the pro forma net tangible book value per share after this offering from the amount of cash that a new investor paid for a share of Class A common stock. The following table illustrates this dilution:
Assumed initial public offering price per share		$
Pro forma net tangible book value (deficit) per share as of September 30, 2025, before this offering	$
Increase per share attributable to new investors in this offering	$
Pro forma net tangible book value (deficit) per share after this offering
Dilution per share to new Class A common stock investors in this offering		$
A $1.00 increase (decrease) in the assumed initial public offering price of $     per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase the pro forma net tangible book value (deficit) per share after this offering by approximately $     , and dilution in pro forma net tangible book value (deficit) per share to new investors by approximately $     assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each 1,000,000 increase or decrease in the number of shares of our Class A common stock offered by us would increase or decrease, as applicable, our pro forma as adjusted net tangible book value by approximately $     per share and increase or decrease, as applicable, the dilution to investors purchasing shares of our Class A common stock in this offering by $ per share, assuming the assumed initial public offering price of $     per share, which is the midpoint of the price range set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

If the underwriters exercise in full their option to purchase additional        shares of Class A common stock, the pro forma net tangible book value (deficit) after the offering would be $      per share, the increase in pro forma net tangible book value per share to existing stockholders would be $      per share and the dilution in pro forma net tangible book value to new investors would be $     per share, in each case assuming an initial public offering price of $ per share, which is the midpoint of the price range set forth on the cover page of this prospectus.
The following table summarizes, as of September 30, 2025 after giving effect to the Transactions (including this offering) and the Assumed Redemption, the number of shares of Class A common stock purchased from us, the total consideration paid, or to be paid, to us and the average price per share paid, or to be paid, by existing owners and by the new investors. The calculation below is based on an assumed initial public offering price of $    per share, which is the midpoint of the price range set forth on the cover page of this prospectus, before deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.
	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent
Continuing Equity Owners and Blocker Shareholders		%	$	%	$
New investors
Total		100%	$	100%	$
Each $1.00 increase (decrease) in the assumed initial public offering price of $    per share would increase (decrease) the total consideration paid by new investors and the total consideration paid by all stockholders by $    million, assuming the number of shares offered by us remains the same and after deducting estimated underwriting discounts and commissions but before estimated offering expenses.
Except as otherwise indicated, the discussion and the tables above assume no exercise of the underwriters’ option to purchase additional shares of Class A common stock. In addition, the discussion and tables above exclude shares of Class B common stock, because holders of the Class B common stock are not entitled to distributions or dividends, whether cash or stock, from Yesway, Inc. The number of shares of our Class A common stock outstanding after this offering as shown in the tables above is based on the number of shares outstanding as of September 30, 2025, after giving effect to the Transactions and the Assumed Redemption, and excludes (i)    shares of Class A common stock reserved for issuance under the 2025 Plan, which will become effective in connection with the consummation of this offering, as well as any shares that will become issuable pursuant to provisions in the 2025 Plan that automatically increase the share reserve under the 2025 Plan, and (ii)     shares of Class A common stock reserved for issuance under the ESPP, which will become effective in connection with the consummation of this offering as well as any shares that will become issuable pursuant to provisions in the ESPP that automatically increase the share reserve under the ESPP (as described in “Executive Compensation—Equity Incentive Plans—2025 Incentive Award Plan” and “Executive Compensation—Equity Incentive Plans—2025 Employee Stock Purchase Plan”).
If the underwriters exercise in full their option to purchase additional shares of Class A common stock:
•
the percentage of shares of Class A common stock held by the Continuing Equity Owners will decrease to approximately        % of the total number of shares of our Class A common stock outstanding after this offering; and

•
the number of shares held by new investors will increase to      , or approximately      % of the total number of shares of our Class A common stock outstanding after this offering.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION
The following unaudited pro forma condensed consolidated financial information reflects the impact of this offering, after giving effect to the Transactions discussed in “Our Organizational Structure.” Following the completion of the Transactions, Yesway, Inc. will be a holding company whose principal asset will consist of    % of the outstanding LLC Interests (or    % of LLC Interests if the underwriters exercise in full their option to purchase additional       shares of Class A common stock) that it acquires directly from Parent and indirectly from the Blocker Shareholders in connection with this offering. The remaining LLC Interests will be held directly or indirectly by the Continuing Equity Owners. Yesway, Inc. will act as the sole managing member of Parent, will operate and control the business and affairs of Parent and its direct and indirect subsidiaries and, through Parent and its direct and indirect subsidiaries, conduct its business.
The following unaudited pro forma condensed consolidated statements of income for the year ended December 31, 2024 and the nine months ended September 30, 2025 give effect to the Transactions, including this offering, as if the same had occurred on January 1, 2024. The unaudited pro forma condensed consolidated balance sheet as of September 30, 2025 presents our unaudited pro forma balance sheet giving effect to the Transactions, including this offering, as if they had occurred on September 30, 2025.
We have derived the unaudited pro forma condensed consolidated statement of income and unaudited pro forma condensed consolidated balance sheet from the consolidated financial statements of Parent and its subsidiaries. The unaudited pro forma condensed consolidated financial information reflects adjustments that are described in the accompanying notes and are based on available information and certain assumptions we believe are reasonable, but are subject to change.
We refer to the adjustments related to the Transactions, including the impact of the Transactions described in “Our Organizational Structure,” but excluding the adjustments related to the Offering, as the Pro Forma Transaction Adjustments.
The adjustments related to this offering, which we refer to as the Pro Forma Offering Adjustments, are described in the notes to the unaudited pro forma condensed consolidated financial information, and principally include the following:
•
the amendment and restatement of the limited liability company agreement of Parent to, among other things, appoint Yesway, Inc. as the sole managing member of Parent and provide certain redemption rights to the Continuing Equity Owners;

•
the issuance of     shares of our Class A common stock to the investors in this offering in exchange for net proceeds of approximately $      million (based on an assumed initial public offering price of $      per share, the midpoint of the price range set forth on the cover page of this prospectus), after deducting the underwriting discounts but before estimated offering expenses payable by us;

•
the grant of equity awards with an aggregate value of approximately $     and with respect to an aggregate of approximately      shares, based on an assumed initial offering price of $     per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus;

•
the payment of fees and expenses related to this offering and the application of the net proceeds from the sale of Class A common stock in this offering to purchase LLC Interests directly from Parent, at a purchase price per LLC Interest equal to the initial public offering price per share of Class A common stock less the underwriting discounts and estimated offering expenses payable by us, with such LLC Interests representing       % of the outstanding LLC Interests; and

•
the application by Parent of $      million of the net proceeds from the sale of LLC Interests to us to fully redeem the Redeemable Senior Preferred Membership Interests and the remainder of the net proceeds, if any, to pay down existing indebtedness and for general corporate purposes to support the growth of the business as described under “Use of Proceeds.”

Except as otherwise indicated, the unaudited pro forma condensed consolidated financial information presented assumes no exercise by the underwriters of their option to purchase additional shares of Class A common stock in the offering.

As a public company, we will be implementing additional procedures and processes for the purpose of addressing the standards and requirements applicable to public companies. We expect to incur additional annual expenses related to these additional procedures and processes and, among other things, additional directors’ and officers’ liability insurance, director fees, additional expenses associated with complying with the reporting requirements of the SEC, transfer agent fees, costs relating to additional accounting, legal and administrative personnel, increased auditing, tax and legal fees, stock exchange listing fees and other public company expenses. We have not included any pro forma adjustments relating to these costs in the information below.
The unaudited pro forma condensed consolidated financial information is included for informational purposes only. The unaudited pro forma condensed consolidated financial information should not be relied upon as being indicative of our results of operations or financial condition had the Transactions, including this offering, occurred on the dates assumed. The unaudited pro forma condensed consolidated financial information also does not project our results of operations or financial position for any future period or date. The unaudited pro forma condensed consolidated statement of income and balance sheet should be read in conjunction with the “Risk Factors,” “Prospectus Summary—Summary Historical and Pro Forma Condensed Consolidated Financial and Other Data,” “Selected Historical Condensed Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.
Yesway, Inc. and subsidiaries
Unaudited pro forma condensed consolidated balance sheet as of September 30, 2025
(in millions, except share amounts)	Parent Historical	Pro Forma Transactions Adjustments	As Adjusted for Pro Forma Transactions	Pro Forma Offering Adjustments	Yesway, Inc. Pro Forma
Assets
Current assets:
Cash and cash equivalents	$	(4)		(1)
Accounts receivable, net of allowance for credit losses of $
Due from affiliates
Inventories
Prepaid expenses
Other current assets
Total current assets
Property and equipment, net
Intangible Assets
Goodwill
Operating lease right-of-use assets, net
Finance lease right-of-use assets, net		(2)
Other assets		(3)
Total assets	$
Liabilities and Members’ Equity
Current liabilities:
Due to affiliates	$
Accounts payable
Accrued expenses and other current liabilities
Current maturities of long-term debt, financing obligations and lease liabilities
Total current liabilities

(in millions, except share amounts)	Parent Historical		Pro Forma Transactions Adjustments	As Adjusted for Pro Forma Transactions	Pro Forma Offering Adjustments	Yesway, Inc. Pro Forma
Noncurrent liabilities:
Long-term debt, net of current maturities, debt discount, and debt issuance costs
Financing obligations, net of current maturities, debt discount, and issuance costs
Operating lease liabilities, net of current maturities
Finance lease liabilities, net of current maturities
Asset retirement obligations
Tax Receivable Agreement liability		(2)
Derivative liability
Other noncurrent liabilities
Total liabilities
Redeemable senior preferred membership interests (150,000 shares authorized, issued, and outstanding, redemption value of $ and liquidation preference amount of $
Redeemable Class B units, $ issued and outstanding as of September 30, 2025		—
Members’ Equity:
Class A units, $ issued and outstanding as of September 30, 2025		—
Class B units, $ issued and outstanding as of September 30, 2025		—
Retained earnings (accumulated deficit)		—
Members’ capital
Non-controlling interest
Total members’ equity
Total liabilities, redeemable Class B units, senior preferred membership interests, and members’ equity
Stockholders’ Equity – Yesway, Inc.
Common stock
Class A common stock, $ par value per share, shares authorized on a pro forma basis, shares issued and outstanding on a pro forma basis		—			(1)
Class B common stock, $ par value per share, shares authorized on a pro forma basis, shares issued and outstanding on a pro forma basis		—
Additional paid-in capital		—	(2)(3)		(1)
Retained earnings (accumulated deficit)		—
Total stockholders’ equity		—
Total liabilities and equity	$

Yesway, Inc. and subsidiaries
Notes to unaudited pro forma condensed consolidated balance sheet
(1)
Reflects the net effect on cash of the receipt of offering proceeds to us of $      million, based on the assumed sale of        shares of Class A common stock at an assumed initial public offering of $      per share, which is the midpoint of the estimated offering price set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. These amounts, as described in “Use of Proceeds” above, relate to:

(a)
Payment of $      million to purchase     LLC Interests (or      LLC Interests if the underwriters exercise in full their option to purchase additional shares of Class A common stock) directly from Parent; and

(b)
Payment of approximately $     million of underwriting discounts and commissions and estimated offering expenses.

(2)
Adjustments reflect the effects of the Tax Receivable Agreement on our consolidated balance sheet as a result of Yesway, Inc.’s purchase of LLC Interests. Pursuant to the Tax Receivable Agreement, Yesway, Inc. will be required to make cash payments to the Continuing Equity Owners and the Blocker Shareholders equal to 85% of the savings, if any, in U.S. federal, state and local income taxes that Yesway, Inc. actually realizes, or in some circumstances is deemed to realize, as a result of Basis Adjustments and Blocker Attributes (each as defined below under “Certain Relationships and Related Party Transactions—Tax Receivable Agreement”) and certain additional tax benefits (such as interest deductions) arising from payments made under the Tax Receivable Agreement. Yesway, Inc. expects to benefit from the remaining 15% of such tax benefits, if any, that it may actually realize. As a result, as of the date of Yesway, Inc.’s purchase of LLC Interests in this offering and acquisition of LLC Interests in the Blocker Mergers, on a cumulative basis, the net effect of accounting for income taxes and the Tax Receivable Agreement on our financial statements will be a net increase in stockholders’ equity of $       million. The amounts to be recorded for both the deferred tax assets and the liability for our obligations under the Tax Receivable Agreement have been estimated and are based on the assumption that there are no material changes in the relevant tax laws and that we earn sufficient taxable income in each year to realize the full tax benefit of the amortization of our assets. A summary of the adjustments is as follows:

(a)
we will record an increase of $      million in deferred tax assets for estimated income tax effects of the Basis Adjustments and Blocker Attributes resulting from the LLC Interests purchased using the proceeds of this offering and acquired in the Blocker Mergers, based on an effective income tax rate of     % (which includes a provision for U.S. federal, state, and local income taxes);

(b)
we will record $      million, which represents 85% of the estimated realizable tax benefit resulting from (i) the Basis Adjustment and Blocker Attributes resulting from the LLC Interests purchased in this offering and acquired in the Blocker Mergers and (ii) certain other tax benefits related to entering into the Tax Receivable Agreement, including tax benefits attributable to payments under the Tax Receivable Agreement, as an increase to the liability with respect to the payments due to the Continuing Equity Owners and Blocker Shareholders under the Tax Receivable Agreement; and

(c)
we will record an increase to additional paid-in capital of $     million, relating to the difference between the increase in deferred tax assets and the increase in liability with respect to the payments due to the Continuing Equity Owners and Blocker Shareholders under the Tax Receivable Agreement.

(3)
Reflects the direct and incremental costs incurred related to the Transactions and this offering for certain legal, accounting, and other related expenses. Upon completion of this offering, these costs will be charged against the proceeds from this offering with a corresponding reduction to additional paid in capital.

(4)
Reflects the payment of the Final Payment to certain of the Continuing Equity Owners as described under “Certain Relationships and Related Party Transactions”.

Yesway, Inc. and subsidiaries
Unaudited pro forma condensed consolidated statement of income for the nine months ended September 30, 2025
(in millions, except share and per share amounts)	Parent Historical		Pro Forma Transactions Adjustments	As Adjusted for Pro Forma Transactions	Pro Forma Offering Adjustments	Yesway, Inc. Pro Forma
Total revenues	$
Expenses:
Costs of goods sold (exclusive of depreciation and amortization, shown separately below)
Salaries and employee benefits					(6)
Selling, general, and administrative expenses
Depreciation, amortization, and accretion
Loss (gain) on disposal of assets
Long-lived asset impairment
Total operating expenses
Income from operations
Change in fair value of derivative liability
Interest expense, net
Income before income tax expense
Income tax expense			(5)
Net income
Net income attributable to non-controlling interest
Net income attributable to BW Ultimate Parent, LLC	$
Per Share Data:
Net income per share
Basic		—
Diluted		—
Weighted-average shares used to compute net income per share(3)
Basic		—
Diluted		—
Yesway, Inc. and subsidiaries
Unaudited pro forma condensed consolidated statement of income for the year ended December 31, 2024
(in millions, except share and per share amounts)	Parent Historical	Pro Forma Transactions Adjustments	As Adjusted for Pro Forma Transactions	Pro Forma Offering Adjustments		Yesway, Inc. Pro Forma
Total revenues	$2,526.4	$	$	$		$
Expenses:
Costs of goods sold (exclusive of depreciation and amortization, shown separately below)	2,015.9				(6)
Salaries and employee benefits	189.1

(in millions, except share and per share amounts)	Parent Historical	Pro Forma Transactions Adjustments	As Adjusted for Pro Forma Transactions	Pro Forma Offering Adjustments	Yesway, Inc. Pro Forma
Selling, general and administrative expenses	177.7
Depreciation, amortization, and accretion	59.4
Loss on disposal of assets	1.4
Long-lived asset impairment	6.2
Total operating expenses	2,449.7
Income from operations	76.7
Change in fair value of derivative liability	(9.1)
Interest expense, net	62.1
Income before income tax expense	23.7
Income tax expense	0.1
Net income	23.6
Net income attributable to non-controlling interest	0.2
Net income attributable to BW Ultimate Parent, LLC	$23.4	$	$	$	$
Per Share Data:
Net income per share
Basic	—
Diluted	—
Weighted-average shares used to compute net income per share(3)
Basic	—
Diluted	—
Yesway, Inc. and subsidiaries
Notes to unaudited pro forma condensed consolidated statement of income
(5)
Following the Transactions, we will be subject to U.S. federal income taxes, in addition to state and local taxes, with respect to our allocable share of any net taxable income of Parent. As a result, the unaudited pro forma condensed consolidated statement of income includes an adjustment to our income tax expense to reflect an effective income tax rate of       %, which includes a provision for United States federal income taxes and assumes the highest statutory rates apportioned to each state and local jurisdiction.

(6)
Reflects the grant of equity awards with an aggregate value of approximately $      and with respect to an aggregate of approximately        shares, based on an assumed initial offering price of $      per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS
OF OPERATIONS
The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the information presented in “Selected Historical Condensed Consolidated Financial Data” and our historical condensed consolidated financial statements and the related notes included elsewhere in this prospectus. In addition to historical information, the following discussion contains forward-looking statements, such as statements regarding our expectation for future performance, liquidity and capital resources, that involve risks, uncertainties and assumptions that could cause actual results to differ materially from our expectations. Our actual results may differ materially from those contained in or implied by any forward-looking statements. Factors that could cause such differences include those identified below and those described in “Cautionary Note Regarding Forward-Looking Statements,” “Risk Factors” and “Unaudited Pro Forma Condensed Consolidated Financial Information.” We assume no obligation to update any of these forward-looking statements.
Overview
Yesway is a United States-based convenience store operator that has rapidly grown since its inception in 2015. We operate our portfolio primarily under two successful brands, Yesway and Allsup’s. Our sites are differentiated through a leading foodservice offering, featuring Allsup’s famous deep-fried burrito, and a wide variety of high-quality grocery items and private-label products. Our geographic footprint consists of stores located in attractive rural and suburban markets across the Southwest and Midwest, where we often are the convenience retail destination of choice and effectively, the local grocer. We have a successful track record of growing through new store development and 27 acquisitions and believe we are well-positioned to continue to solidify our market position and grow our store count.
Established in 2015 by a leading real estate-focused private equity firm, Yesway was built from the ground up by a team of seasoned industry veterans who brought decades of expertise and best practices to the convenience retailing industry. By leveraging our deep real estate knowledge and prioritizing data-driven decision-making, we have assembled a portfolio of highly accessible, customer-friendly sites through a combination of new store construction and strategic acquisition activity. This approach has enabled us to expand our portfolio in both existing and new markets, build brand density, and evolve our store formats to better serve our communities.

Recent Financial Performance

Store Contribution and Adjusted EBITDA are non-GAAP financial measures. We use non-GAAP financial measures, such as Adjusted EBITDA and Store Contribution, to supplement financial information presented in accordance with GAAP. Please see “Basis of Presentation—Key Terms and Performance Indicators Used in this Prospectus; Non-GAAP Financial Measures,” “Prospectus Summary—Summary Historical and Pro Forma Condensed Consolidated Financial and Other Data,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for more information and reconciliations of each of Adjusted EBITDA and Store Contribution to its most directly comparable GAAP financial measure.
Results for the periods above include 29 stores in Iowa and Kansas, the sale of which we expect to complete in the fourth quarter of 2025. However, these stores collectively account for no more than       % of fuel sales and no more than       % of inside merchandise sales for any period shown above.
Our results for the periods above include the performance of 29 stores in Iowa and Kansas, which we have agreed to sell for aggregate consideration of $17.5 million plus inventory. Following a strategic evaluation, we determined that these markets are no longer an optimal use of our operational focus and resources primarily due to impending uneconomic capital expenditures required by new regulations in Iowa.
We expect the sale of these stores to close in the fourth quarter of 2025 and, given the immaterial contribution of these locations, do not anticipate meaningful dis-synergies. However, we believe exiting these markets will tighten our operational focus and simplify our supply chains and reinforce our brand presence in our core regions.
Excluding these 29 locations, our store portfolio would consist of 416 convenience stores, one liquor store, and one standalone Subway location as of September 30, 2025.
Fuel sales less cost of goods sold (exclusive of depreciation and amortization) for these Iowa and Kansas stores was $4.2 million for the year ended December 31, 2024 and $      for the nine months ended September 30, 2025. Inside merchandise sales for these stores were $26.7 million for the year ended December 31, 2024 and $      in the nine months ended September 30, 2025. Store Contribution generated by these stores included in the transaction was $1.4 million and $2.4 million for the year ended December 31, 2024 and the year ended December 31, 2023, respectively, and $      million for the nine months ended September 30, 2024 compared to $      million for the nine months ended September 30, 2025.

Issuance and Sale of Redeemable Senior Preferred Membership Interests in Parent On December 30, 2022, Parent issued and sold an aggregate of 150,000 of its non-convertible Redeemable Senior Preferred Membership Interests (the “Redeemable Senior Preferred Membership Interests”) to certain investors (the “Senior Preferred Members”), at a price of $980.00 per Redeemable Senior Preferred Membership Interest, for an aggregate purchase price of $147.0 million.
The Redeemable Senior Preferred Membership Interests have an initial stated value of $1,000 per Redeemable Senior Preferred Membership Interest and have no conversion or exchange rights. The Redeemable Senior Preferred Membership Interests will remain outstanding indefinitely until redeemed in accordance with the terms of Parent’s Third Amended and Restated LLC Agreement or otherwise repurchased by Parent. Under the terms of Parent’s Third Amended and Restated LLC Agreement, the Redeemable Senior Preferred Membership Interests are required to be redeemed in connection with the consummation of this offering, in full for cash to the fullest extent permitted by law, at an amount for each Redeemable Senior Preferred Membership Interest to be redeemed equal to the greater of (x) $1,274 minus any distributions previously paid in cash with respect to the Redeemable Senior Preferred Membership Interest to be redeemed and (y) the sum of $1,000 and all accrued, accumulated and unpaid distributions.
As disclosed under “Prospectus Summary—Summary of the Transactions,” Parent intends to use $      million of the net proceeds from the sale of LLC Interests to Yesway, Inc. to fully redeem the outstanding Redeemable Senior Preferred Membership Interests in connection with the consummation of this offering.
Reorganization Transactions
The historical results of operations discussed in this section are those of Parent prior to the completion of the Transactions, including this offering, and do not reflect certain items that we expect will affect our results of operations and financial condition after giving effect to the Transactions and the use of proceeds from this offering.
Following the Transactions, Yesway, Inc. will be the sole managing member of Parent. We will operate and control all of the business and affairs of Parent and its direct and indirect subsidiaries and, through Parent and its direct and indirect subsidiaries, conduct our business. Following the Transactions, including this offering, Yesway, Inc. will have the minority economic interest in Parent, and will control the management of Parent as its sole managing member. As a result, Yesway, Inc. will consolidate Parent and record a significant non-controlling interest in a consolidated entity in Yesway, Inc.’s consolidated financial statements for the economic interest in Parent held by the Continuing Equity Owners. Immediately after the Transactions, assuming an initial public offering price of $      per share, the midpoint of the price range set forth on the cover page of this prospectus, investors in this offering will collectively own      % of our outstanding Class A common stock, consisting of      shares (or         shares if the underwriters exercise in full their option to purchase additional shares of Class A common stock), Yesway, Inc. will own            LLC Interests (or      LLC Interests if the underwriters exercise in full their option to purchase additional shares of Class A common stock), representing    % of the LLC Interests (or      % if the underwriters exercise in full their option to purchase additional shares of Class A common stock) and Brookwood will own      LLC Interests, representing      % of the LLC Interests (or      % if the underwriters exercise in full their option to purchase additional shares of Class A common stock). Accordingly, net income (loss) attributable to non-controlling interests will represent    % of the income (loss) before provision (benefit) for income taxes of Yesway, Inc. (or        % if the underwriters exercise in full their option to purchase additional shares of Class A common stock). Yesway, Inc. is a holding company that conducts no operations and, as of the consummation of this offering, its principal asset will be LLC Interests we purchase from Parent.
After consummation of this offering, Yesway, Inc. will become subject to U.S. federal, state and local income taxes with respect to our allocable share of any taxable income of Parent and will be taxed at the prevailing corporate tax rates. In addition to tax expenses, we also will incur expenses related to our status as a public company, plus payment obligations under the Tax Receivable Agreement, which we expect to be significant. We intend to cause Parent to make distributions to us in an amount sufficient to allow us to pay these expenses and fund any payments due under the Tax Receivable Agreement. See “Certain Relationships and Related Party Transactions—Tax Receivable Agreement.”

Factors Affecting the Comparability of Our Results of Operations
New Store Development Initiatives
We believe our flexible real estate strategy will provide an opportunity for further growth by enabling us to introduce either Yesway or Allsup’s stores in new regions depending on the strength of brand recognition in each market. In fiscal year 2024, we opened 16 build-to-suit-funded new stores, two self-funded new stores, and two raze-and-rebuilds. Since 2020, we have opened        self-funded new stores and        build-to-suit-funded new stores, including11 build-to-suit-funded new stores and one self-funded new store in the nine months ended September 30, 2025. We plan to open approximately      to       build-to-suit-funded new stores over the next      years. We believe we are in the early stages of our long-term growth journey with significant whitespace in our existing and new markets. Our development focus remains primarily on new stores that are largely financed by our build-to-suit program, which we believe will drive strong operational improvements and significant increases to fuel gallons sold and inside merchandise sales.
Impact of Acquisitions and Dispositions
We fueled much of our early growth via acquisitions, and since our founding, have acquired over 400 stores in 27 separate transactions. We expect the majority of our future unit growth to come from new store development, but plan to selectively pursue strategic acquisitions and those that we project to exceed the ROI hurdle set by our new-to-industry store builds.
Additionally, our historical results in this prospectus include the performance of 29 stores in Iowa and Kansas, which we have agreed to sell for aggregate consideration of $17.5 million plus inventory. Following a strategic evaluation, we determined that these markets are no longer an optimal use of our operational focus and resources primarily due to impending uneconomic capital expenditures required by new regulations in Iowa. We expect the sale of these stores to close in the fourth quarter of 2025 and, given the immaterial contribution of these locations, do not anticipate meaningful dis-synergies. However, we believe exiting these markets will tighten our operational focus and simplify our supply chains and reinforce our brand presence in our core regions.
Seasonality
We earn a disproportionate amount of our annual operating income in the second and third quarters as a result of the climate and seasonal travel and buying patterns of our customers. Inclement weather, especially in the Southwest and Midwest regions of the United States where our stores are located, can negatively impact our financial results. Variations in geography also makes seasonality curves different due to varied weather, fuel availability, and supply costs.
Supply Chain Effectiveness
We depend on the effectiveness of our supply chain management to assure reliable and sufficient supply of quality products, many of which are perishable, on favorable terms. Although many of the products we sell are sourced from a variety of suppliers, certain products, such as specific Allsup’s branded food service items, have limited suppliers, which may increase our reliance on those suppliers. While we have not experienced any material supply chain interruptions to date, any such interruptions, including as a result of shortages and transportation issues or unexpected increases in demand, and price increases could adversely affect us as well as our suppliers, whose performance may have a significant impact on our results. If we experience interruptions in our supply chain, or if contingency planning is not effective, our costs could increase and it could limit the availability of products that are a critical part of our offerings to customers.

How We Assess the Performance of Our Business
Key measures that we use in assessing and evaluating our business include the following:
Store Count
Store count reflects the number of stores open at the end of a reporting period. The following table shows stores operated, acquired, opened and sold or closed during the period presented:
	Nine Months Ended September 30,		Year Ended December 31,
	2025	2024	2024	2023	2022
	(unaudited)
Stores, beginning of period			428	425	402
Acquired			—	6	9
Opened			19	13	37
Sold or Closed			(7)	(16)	(23)
Stores, end of period(1)			440	428	425

(1)
Includes one standalone Subway location, which was part of a previous portfolio acquisition completed in February 2018. Note: The table above reflects company-operated stores inclusive of the 29 stores in Iowa and Kansas which we expect to sell in the fourth quarter of 2025.

Same-Store Comparison
The below table reflects the changes in fuel gallons, fuel sales less cost of goods sold (exclusive of depreciation and amortization), inside merchandise sales, inside merchandise sales less cost of goods sold (exclusive of depreciation and amortization) and total inside merchandise sales and fuel sales less cost of goods sold (exclusive of depreciation and amortization) year-over-year for the same-store base. We define the same-store base to include all Yesway and Allsup’s stores that were owned by us and open for comparable full months during the given period in both the current and prior years. This measure highlights the performance of existing stores, while excluding the impact of new store openings and closures as well as acquisitions and divestitures.
	Nine Months Ended September 30,		Year Ended December 31,
	2025	2024	2024	2023	2022
	(unaudited)
Same-Store Comparison by Category
Fuel Gallons	%	%	(1.4)%	2.9%	(1.6)%
Fuel sales less cost of goods sold (exclusive of depreciation and amortization)	%	%	(5.9)%	(6.0)%	21.0%
Inside Merchandise Sales	%	%	0.8%	3.6%	2.7%
Inside merchandise sales less cost of goods sold (exclusive of depreciation and amortization)	%	%	4.8%	3.5%	2.3%
Total inside merchandise and fuel sales less cost of goods sold (exclusive of depreciation and amortization)	%	%	0.0%	(0.7)%	9.8%
Fuel
Fuel Gallons Sold by Type
Fuel gallons by type represent the total number of gallons sold of diesel fuel and of gasoline fuel in a given period. Fuel gallons by type allows management to assess fuel demand and traffic to our stores based on fuel sales and as well as by fuel type.

	Nine Months Ended September 30,		Year Ended December 31,
(in millions)	2025	2024	2024	2023	2022
	(unaudited)
Diesel			182.0	162.5	126.6
Gasoline			357.2	340.6	288.9
Total Gallons			539.2	503.1	415.5
Our fuel volume       from       million gallons for the nine months ended September 30, 2024 to       million gallons for the nine months ended September 30, 2025. On a same-store basis, fuel gallons       by    % for the nine months ended September 30, 2024 primarily due to       . Same-store fuel gallons       by    % during the nine months ended September 30, 2025 primarily due to       .
Our fuel volume increased from 415.5 million gallons for the year ended December 31, 2022 to 503.1 million gallons for the year ended December 31, 2023 and to 539.2 million gallons for the year ended December 31, 2024.
Fuel Sales, Fuel Sales Less Cost of Goods Sold (exclusive of depreciation and amortization) and Margin
Fuel sales less cost of goods sold (exclusive of depreciation and amortization) represents the fuel sales during the relevant period less the cost of goods sold for fuel during the same period. Measuring fuel sales less cost of goods sold (exclusive of depreciation and amortization), including margins on the basis of cpg, allows our management to analyze the interplay between gallons sold and the overall fuel sales less cost of goods sold (exclusive of depreciation and amortization).
	Nine Months Ended September 30,		Year Ended December 31,
(in millions, except for margins on the basis of cpg)	2025	2024	2024	2023	2022
	(unaudited)
Fuel Sales
Diesel	$	$	$611.1	$622.3	$582.7
Gasoline			1,062.2	1,096.2	1,047.6
Total Fuel Sales	$	$	$1,673.3	$1,718.5	$1,630.3
Fuel cost of goods sold (exclusive of depreciation and amortization)
Diesel	$	$	$533.3	$544.9	$514.3
Gasoline			932.3	971.7	933.1
Total fuel cost of goods sold (exclusive of depreciation and amortization)	$	$	$1,465.6	$1,516.6	$1,447.4
Fuel sales less cost of goods sold (exclusive of depreciation and amortization)
Diesel	$	$	$77.8	$77.4	$68.4
Gasoline			130.0	124.5	114.5
Total fuel sales less cost of goods sold (exclusive of depreciation and amortization)	$	$	$207.8	$201.9	$182.9
cpg			38.5	40.1	44.0
Fuel sales less cost of goods sold (exclusive of depreciation and amortization)       by    % from $      million for the nine months ended September 30, 2024 to $      million for the nine months ended September 30, 2025 primarily due to       . On a same-store basis, fuel sales less cost of goods sold (exclusive of depreciation and amortization)       by    % compared to the nine months ended September 30, 2024 primarily due to       .

Fuel sales less cost of goods sold (exclusive of depreciation and amortization) increased 10.4% from $182.9 million for the year ended December 31, 2022 to $201.9 million for the year ended December 31, 2023 as overall gallons increased while fuel margins declined. On a same-store basis, fuel sales less cost of goods sold (exclusive of depreciation and amortization) decreased by 6.0% from the year ended December 31, 2022 to the year ended December 31, 2023 as a result of changes in market dynamics.
Fuel sales less cost of goods sold (exclusive of depreciation and amortization) increased by 2.9% from $201.9 million for the year ended December 31, 2023 to $207.8 million for the year ended December 31, 2024 primarily attributable to an increase in store count and an increase in fuel sales less cost of goods sold (exclusive of depreciation and amortization) due to changes in market dynamics. On a same-store basis, fuel sales less cost of goods sold (exclusive of depreciation and amortization) decreased by 5.9% from the year ended December 31, 2023 to the year ended December 31, 2024 as a result of changes in market dynamics.
Inside Merchandise
Inside Merchandise Sales
Inside merchandise sales       by    % from $      million for the nine months ended September 30, 2024 to $      million for the nine months ended September 30, 2025 due to       . On a same-store basis, inside merchandise sales           by    % for the nine months ended September 30, 2025 primarily due to           .
Inside merchandise sales increased by 14.3% year-over-year from $691.4 million for the year ended December 31, 2022 to $790.2 million for the year ended December 31, 2023 and by 4.9% year-over-year to $829.4 million for the year ended December 31, 2024. On a same-store basis, inside merchandise sales increased by 3.6% for the year ended December 31, 2023 and 0.8% for the year ended December 31, 2024 as a result of higher retail prices of inside merchandise.
Inside Merchandise Sales Less Cost of Goods Sold (exclusive of depreciation and amortization) and Margin
Inside merchandise sales less cost of goods sold (exclusive of depreciation and amortization)         by       % from $      million for the nine months ended September 30, 2024 to $      million for the nine months ended September 30, 2025. On a same-store basis, inside merchandise sales less cost of goods sold (exclusive of depreciation and amortization)       by    % for the nine months ended September 30, 2025 due to           .
Inside merchandise sales less cost of goods sold (exclusive of depreciation and amortization) grew by 15.4% year-over-year from $219.9 million for the year ended December 31, 2022 to $253.7 million for the year ended December 31, 2023 and by 10.0% year-over-year to $279.0 million for the year ended December 31, 2024, due to an increase in store count. On a same-store basis, inside merchandise sales less cost of goods sold (exclusive of depreciation and amortization) increased by 3.5% for the year ended December 31, 2023 and 4.8% for the year ended December 31, 2024 as a result of higher retail prices of inside merchandise.
	Nine Months Ended September 30,				Year Ended December 31,
(in millions, except for percentages)	2025		2024		2024	2023	2022
	(unaudited)
Inside Merchandise Sales	$		$		$829.3	$790.2	$691.4
Cost of goods, exclusive of depreciation, amortization and accretion					550.4	536.5	471.5
Inside merchandise sales less cost of goods sold (exclusive of depreciation and amortization)	$		$		$279.0	$253.7	$219.9
Inside Merchandise Margin		%		%	33.6%	32.1%	31.8%

Significant Components of Results of Operations
Revenue
Revenue is primarily generated from the sale of fuel and general merchandise at the point in time of the sale to the customer when goods or services are exchanged for legal tender as the performance obligation has been satisfied.
Expenses
Cost of Goods Sold (exclusive of depreciation and amortization)
Cost of goods sold (exclusive of depreciation and amortization) consists primarily of costs incurred to procure motor fuel and merchandise, including excise taxes, the costs of purchasing, storing, and transporting inventory prior to the delivery to customers. A component of cost of sales is the discount for prompt payment, volume allowances and other volume rebates offered by fuel and merchandise suppliers and is exclusive of depreciation, amortization and accretion. Inventories primarily consist of merchandise in the Company’s stores and fuel. Merchandise is stated at the lower of cost or market using the average retail method. Fuel inventories use a weighted-average cost using the first-in, first-out method for fuel. The Company also carries supply and equipment parts inventory necessary to keep store facilities and equipment in working order.
Salaries and Employee Benefits
Salaries and employee benefits expenses consist primarily of compensation to employees, employer costs for health and welfare and 401(k) plans and payroll taxes. We generally expect salaries and employee benefits to increase annually as a result of incurring costs associated with becoming and operating as a public company.
Selling, General, and Administrative Expenses
Selling, general, and administrative expenses consist primarily of direct store level operating costs, rent and utilities, certain back-office expenses related to our corporate and division offices, expenses directly incurred as a result of acquisitions and integration. We generally expect selling, general, and administrative expenses to increase annually as a result of incurring costs associated with becoming and operating as a public company. We further expect selling, general, and administrative expenses to episodically increase as a result of one-time acquisition and integration costs during periods in which we acquire additional sites.
Depreciation, Amortization, and Accretion
Depreciation, amortization and accretion primarily results from the depreciation and amortization of fixed assets and the accretion of asset retirement and environmental obligations.
Loss (Gain) on Disposal of Assets
Loss (gain) on disposal of assets primarily relates to the gain recognized on three sale-leaseback transactions that occurred in March 2023 and losses for disposals of miscellaneous assets for the year ended December 31, 2024 and for the year ended December 31, 2022.
Long-lived Asset Impairment
Long-lived asset impairment relates primarily to closed and underperforming stores where the sum of the undiscounted expected future cash flows is less than the carrying value of the stores. These non-cash adjustments cover assets related to those stores, including real estate and improvements, underground storage tanks, fuel and store equipment, and associated right-of-use assets.
Change in Fair Value of Derivative Liability
Change in fair value of derivative liability relates to income or expense recognized based on changes in the fair value of an embedded derivative which was bifurcated from the Redeemable Senior Preferred Membership Interests.

Interest Expense, Net
Interest expense, net primarily consists of interest on our Credit Facility, interest calculated under financing obligations and financing leases, and amortization of debt discounts and debt issuance costs directly related to originating our Credit Facility and financing obligations.
Results of Operations
The following table and related discussion sets forth certain information and comparisons regarding the components of the historical Consolidated Statements of Income for the periods indicated for BW Ultimate Parent, LLC:
	Nine Months Ended September 30,		Year Ended December 31,
(in millions)	2025	2024	2024	2023	2022
	(unaudited)
Total revenues	$	$	$2,526.4	$2,534.2	$2,343.1
Expenses:
Cost of goods sold (exclusive of depreciation and amortization, shown separately below)			2,015.9	2,053.1	1,919.0
Salaries and employee benefits			189.1	178.5	156.7
Selling, general, and administrative expenses			177.7	165.2	133.3
Depreciation, amortization, and accretion			59.4	58.4	43.4
Loss (gain) on disposal of assets			1.4	(32.1)	0.5
Long-lived asset impairment			6.2	19.7	—
Total operating expenses			2,449.7	2,442.8	2,252.9
Income from operations			76.7	91.4	90.2
Change in fair value of derivative liability			(9.1)	(3.6)	—
Interest expense, net			62.1	56.2	39.4
Income before income tax expense			23.7	38.8	50.8
Income tax expense			0.1	0.1	—
Net income			23.6	38.7	50.8
Net income attributable to non-controlling interest			0.2	0.1	—
Net income attributable to BW Ultimate Parent, LLC	$	$	$23.4	$38.6	$50.8
Nine Months Ended September 30, 2025 Compared to the Nine Months Ended September 30, 2024
Revenue
Revenue was $      million for the nine months ended September 30, 2025, and       of $      million, or    %, compared to the nine months ended September 30, 2024. This       was primarily attributable to       .
Expenses
Cost of Goods Sold (exclusive of depreciation and amortization)
Cost of goods sold (exclusive of depreciation and amortization) was $      million for the nine months ended September 30, 2025, an       of $      million, or    %, compared to the nine months ended September 30, 2024. This       was primarily attributable to       .
Salaries and Employee Benefits
Salaries and employee benefits expenses       by $      million, or    %, for the nine months ended September 30, 2025 compared to the nine months ended September 30, 2024. Of this       , $      million was attributable to       .

Selling, General, and Administrative Expenses
Selling, general, and administrative expenses       by $      million, or    %, for the nine months ended September 30, 2025 compared to the nine months ended September 30, 2024. Of this           , $      million was attributable to       .
Depreciation, Amortization, and Accretion
Depreciation, amortization and accretion expense       by $      million, or    %, for the nine months ended September 30, 2025 compared to the nine months ended September 30, 2024. This       was due primarily to       .
Loss (Gain) on Disposal of Assets
There was a       on disposal of assets of $      million for the nine months ended September 30, 2025 which was primarily attributable to       .
Interest Expense, Net
Interest expense, net was $      million for the nine months ended September 30, 2025, compared to $      million for the nine months ended September 30, 2024. The       in interest expense, net was primarily due to rising interest rates. The weighted average interest rate on outstanding borrowings was    % for the nine months ended September 30, 2025 and    % for the nine months ended September 30, 2024.
Change in Fair Value of Derivative Liability
The change in fair value of derivative liability of $      million for the nine months ended September 30, 2025 is       related to       .
Year Ended December 31, 2024 Compared to the Year Ended December 31, 2023
Revenue
Revenue was $2,526.4 million for the year ended December 31, 2024, a decrease of $7.8 million, or 0.3%, compared to the year ended December 31, 2023. Of this decrease, $157.2 million was attributable to a decrease in the price of fuel coupled with a decrease in same-store gallons of 1.4%, partially offset by an increase in store count, and same-store inside merchandise sales growth of 0.8%.
Expenses
Cost of Goods Sold (exclusive of depreciation and amortization)
Cost of goods sold (exclusive of depreciation and amortization) was $2,015.9 million for the year ended December 31, 2024, a decrease of $37.1 million, or 1.8%, compared to the year ended December 31, 2023. Of this decrease, approximately $51.0 million was attributable to decreased fuel costs, partially offset by approximately $13.9 million attributable to increases in the cost of inside merchandise sales.
Salaries and Employee Benefits
Salaries and employee benefits expenses increased by $10.5 million, or 5.9%, for the year ended December 31, 2024 compared to the year ended December 31, 2023. Of this increase, $9.6 million was related to a 4.0% increase in the average store-level headcount and a 2.8% increase in labor costs. Overhead salaries and benefits expenses increased $958 thousand as a 9.7% increase in the average number of overhead positions was partially offset by a 6.6% reduction in the average cost of labor.
Selling, General, and Administrative Expenses
Selling, general and administrative expenses increased by $12.5 million, or 7.6%, for the year ended December 31, 2024 compared to the year ended December 31, 2023. This increase was primarily driven by an increase in facility expense of $11.6 million attributable to new build-to-suit locations and an increase in repairs and maintenance of $4.0 million, partially offset by a decrease in acquisition-related costs of $5.3 million.
Depreciation, Amortization, and Accretion
Depreciation, amortization and accretion expense increased by $1.0 million, or 1.6%, for the year ended December 31, 2024 compared to the year ended December 31, 2023. This increase was due primarily to depreciation expense related to new stores.
Loss (Gain) on Disposal of Assets
Loss on disposal of assets increased by $30.7 million, or 104.5%, for the year ended December 31, 2024 compared to the year ended December 31, 2023. This increase was due primarily to a gain in prior year from a sale-leaseback transaction of $32.1 million and a loss on disposal of various assets of $1.4 million in the year ended December 31, 2024.
Long-Lived Asset Impairment
Long-lived asset impairment decreased by $13.5 million, or 68.5%, for the year ended December 31, 2024 compared to the year ended December 31, 2023. This decrease was primarily due to a reduction in the number of closed and underperforming stores identified in the year ended December 31, 2024 compared with the prior year.
Change in Fair Value of Derivative Liability
Change in fair value of derivative liability was $9.1 million for the year ended December 31, 2024, compared to $3.6 million in the year ended December 31, 2023. The increase in fair value was primarily due to timing as the Redeemable Senior Preferred Membership Interests approaches the mandatory redemption date, as well as changes in the credit spread and credit spread volatility estimate.
Interest Expense, Net
Interest expense, net was $62.1 million for the year ended December 31, 2024, compared to $56.2 million in the year ended December 31, 2023. The increase in interest expense, net was primarily due to a higher average outstanding debt balance during the year ended December 31, 2024 and rising interest rates. The weighted average interest rate on outstanding borrowings was 8.95% for the year ended December 31, 2024 and 9.18% for the year ended December 31, 2023.
Year Ended December 31, 2023 Compared to the Year Ended December 31, 2022
Revenue
Revenue was $2,534.2 million for the year ended December 31, 2023, an increase of $191.1 million, or 8.2%, compared to the year ended December 31, 2022. This increase was primarily attributable to the decrease in price per gallon offset by higher fuel gallons and merchandise sales due to the increase in store count.
Expenses
Cost of Goods Sold (exclusive of depreciation and amortization)
Cost of goods sold (exclusive of depreciation and amortization) was $2,053.1 million for the year ended December 31, 2023, an increase of $134.1 million, or 7.0%, compared to the year ended December 31, 2022. This increase was primarily attributable to increased fuel cost of goods sold due to higher fuel costs.
Salaries and Employee Benefits
Salaries and employee benefits expenses increased by $21.8 million, or 13.9%, for the year ended December 31, 2023 compared to the year ended December 31, 2022. This increase in salaries and employee benefits was primarily attributable to improved store coverage compared to the prior year and the increase in store count.

Selling, General, and Administrative Expenses
Selling, general, and administrative expenses increased by $31.9 million, or 23.9%, for the year ended December 31, 2023 compared to the year ended December 31, 2022. This increase was primarily driven by an increase in facility expenses of $7.9 million, repairs of maintenance of $5.7 million, interchange fees of $5.1 million, acquisition-related costs of $4.0 million, and insurance costs of $3.2 million.
Depreciation, Amortization, and Accretion
Depreciation, amortization and accretion expense increased by $15 million, or 34.6%, for the year ended December 31, 2023 compared to the year ended December 31, 2022. This increase was due primarily to the capital expenditures made for the years ended December 31, 2022 and December 31, 2023.
Loss (Gain) on Disposal of Assets
Loss on disposal of assets decreased by $31.6 million, or over 100.0%, for the year ended December 31, 2023 compared to the year ended December 31, 2022. This decrease was due primarily to a gain in the year ended December 31, 2023 from a sale-leaseback transaction of $32.1 million and a loss on disposal of various assets of $0.5 million in the year ended December 31, 2022.
Long-Lived Asset Impairment
Long-lived asset impairment increased by $19.7 million, or 100.0%, for the year ended December 31, 2023 compared to the year ended December 31, 2022. This increase was primarily due to the Company’s strategic decision to close several underperforming stores identified in the year ended December 31, 2023 compared with the year ended December 31, 2022.
Change in Fair Value of Derivative Liability
Change in fair value of derivative liability was $3.6 million for the year ended December 31, 2023, compared to $0.0 million in the year ended December 31, 2022. The increase in fair value was primarily due to timing as the Redeemable Senior Preferred Membership Interests approaches the mandatory redemption date.
Interest Expense, Net
Interest expense, net was $56.2 million for the year ended December 31, 2023, compared to $39.4 million in the year ended December 31, 2022. The increase in interest expense, net was primarily due to a higher average outstanding debt balance during the year ended December 31, 2023 and rising interest rates. The weighted average interest rate on outstanding borrowings was 9.18% during the year ended December 31, 2023 and 5.16% during the year ended December 31, 2022.
Non-GAAP Financial Measures
We use non-GAAP financial measures, such as Adjusted EBITDA and Store Contribution, to supplement financial information presented in accordance with GAAP. We believe that excluding certain items from our GAAP results allows management to better understand our consolidated financial performance, in the case of Adjusted EBITDA, and the direct performance of our stores, in the case of Store Contribution, from period to period, and better project our future consolidated financial performance as forecasts are developed at a level of detail different from that used to prepare GAAP-based financial measures. Moreover, we believe these non-GAAP financial measures provide our stakeholders with useful information to help them evaluate our operating results by facilitating an enhanced understanding of our performance and enabling them to make more meaningful period to period comparisons. There are limitations to the use of the non-GAAP financial measures presented in this prospectus. For example, our non-GAAP financial measures may not be comparable to similarly titled measures of other companies. Additionally, Store Contribution excludes costs that we incur on an enterprise-level that while essential in supporting our store operations, are not directly related to store operations, and that we believe result in efficiencies of scale and confer other benefits across our business. Other companies, including companies in our industry, may calculate non-GAAP financial measures differently than we do, limiting the usefulness of those measures for comparative purposes.

Adjusted EBITDA
We define Adjusted EBITDA, a non-GAAP measure, as net income (loss) before change in fair value of derivative liability, interest expense, net, income tax expense, depreciation, amortization and accretion, loss (gain) on disposal of assets, long-lived asset impairment, and acquisition, financing, integration, and stock-based compensation costs. Adjusted EBITDA may not be comparable to similarly titled metrics of other companies due to differences in methods of calculation.
	Parent Historical
	Nine Months Ended September 30,		Year Ended December 31,
(in millions)	2025	2024	2024	2023	2022
	(unaudited)		(unaudited)
Net income	$	$	$23.6	$38.7	$50.8
Change in fair value of derivative liability			(9.1)	(3.6)	—
Interest expense, net			62.1	56.2	39.4
Income tax expense			0.1	0.1	—
Income from operations			76.7	91.4	90.2
Depreciation, amortization, and accretion			59.4	58.4	43.4
Loss (gain) on disposal of assets			1.4	(32.1)	0.5
Long-lived asset impairment			6.2	19.7	—
Acquisition, financing, integration, and stock-based compensation costs:
Acquisition and integration costs			3.8	7.9	3.0
Financing costs			1.8	3.0	3.9
Total acquisition, financing, integration, and stock-based compensation costs			5.6	10.9	6.9
Adjusted EBITDA	$	$	$149.3	$148.3	$141.0
The       from the nine months ended September 30, 2024 to the nine months ended September 30, 2025 was primarily attributable to       . The increases from the year ended December 31, 2022 to the year ended December 31, 2023 and from the year ended December 31, 2023 to the year ended December 31, 2024 were primarily attributable to increases in store count, increases in fuel sales less cost of goods sold (exclusive of depreciation and amortization) due to changes in market dynamics, and increases in inside merchandise margin.
Store Contribution
We define Store Contribution, a non-GAAP measure, as income (loss) from operations before depreciation, amortization and accretion, loss (gain) on disposal of assets, long-lived asset impairment, acquisition financing, integration, and stock-based compensation costs, and overhead expenses directly attributed to support staff and corporate offices that, while essential in supporting our store operations, are not directly related to store operations. The excluded overhead expenses include:
•
salaries and benefits: the costs associated with corporate officers, senior management and back office staff;

•
facility expenses: all costs associated with maintaining corporate offices, including rent, real estate taxes, utilities and telecommunications;

•
professional services: audit, accounting, and consulting service fees, third party legal fees, payroll processing fees for corporate payroll, and recruiting fees for corporate staff;

•
marketing and advertising costs: retainers and fees for public relations and advertising firms related to overall Company brand and marketing that is not directly related to a store;

•
computer software and hardware: software and hardware costs associated with corporate officers, senior management and back office staff;

•
supplies costs: costs for office supplies for corporate staff;

•
repairs and maintenance costs: costs related to supplies and equipment for corporate employees and corporate offices;

•
meetings and travel expenses: expenses associated with travel by corporate personnel and corporate meetings, trainings, and events;

•
insurance costs: costs associated with maintaining insurance policies related to corporate offices and staff; in contrast, individual stores are separately allocated insurance expenses for applicable premiums; and

•
other income and expenses: costs related primarily to bank fees, equipment rental, membership dues for retail/fuel associations and charitable contributions.

Store Contribution may not be comparable to similarly titled metrics of other companies due to differences in methods of calculation. Additionally, Store Contribution excludes costs that we incur on an enterprise level that while essential in supporting our store operations, are not directly related to store operations, and that we believe result in efficiencies of scale and confer other benefits across our business. As a result of the exclusion of these enterprise-level expenses from our presentation of Store Contribution, our presentation of Store Contribution is not, and should not be construed as, indicative of our overall results.
The following table contains a reconciliation of income from operations to Store Contribution for the years ended December 31, 2024, 2023, and 2022, and for the nine months ended September 30, 2025 and 2024, respectively:

	Nine Months Ended September 30,		Year Ended December 31,
(in millions)	2025	2024	2024	2023	2022
	(unaudited)
Income from operations	$	$	$76.7	$91.4	$90.2
Depreciation, amortization, and accretion			59.4	58.4	43.4
Loss (gain) on disposal of assets			1.4	(32.1)	0.5
Long-lived asset impairment			6.2	19.7	—
Acquisition, financing, integration, and stock-based compensation costs:
Acquisition and integration costs			3.8	7.9	3.0
Financing costs			1.8	3.0	3.9
Total acquisition, financing, integration, and stock-based compensation costs			5.6	10.9	6.9
Overhead expenses:
Salaries and benefits			39.3	38.4	33.9
Facility expense			1.2	1.3	1.9
Professional services			7.3	7.9	6.6
Marketing and advertising			3.5	3.5	2.3
Corporate software and hardware			2.9	3.0	2.3
Office supplies			0.2	0.4	0.6
Repairs and maintenance			0.5	0.3	0.2
Meetings and travel			2.5	3.2	2.6
Insurance			0.9	0.9	1.8
Other income and expense			0.8	1.8	0.8
Total overhead expenses			59.1	60.7	53.0
Store Contribution	$	$	$208.4	$209.0	$194.0
The       from the nine months ended September 30, 2024 to the nine months ended September 30, 2025 was primarily attributable to       . The increase from the year ended December 31, 2022 to the year ended December 31, 2023 was primarily attributable to an increase in inside merchandise margin and the decrease from the year ended December 31, 2023 to the year ended December 31, 2024 was primarily attributable to higher operating expenses and changes in market dynamics.
Selected Unaudited Quarterly Financial and Other Information
The following table presents the unaudited quarterly historical consolidated financial and other data for BW Ultimate Parent, LLC and its subsidiaries for the periods indicated. The unaudited quarterly historical consolidated financial and other data have been prepared on the same basis as the audited consolidated financial statements of BW Ultimate Parent, LLC included elsewhere in this prospectus. In our opinion, the unaudited quarterly historical consolidated financial information includes all adjustments, which include normal recurring adjustments, necessary to present fairly in all material respects our financial position and results of operations for these periods. This information should be read in conjunction with the consolidated financial statements of BW Ultimate Parent, LLC and the related notes included elsewhere in this prospectus. The results of historical periods are not necessarily indicative of the results in any future period and the results of a particular quarter or other interim period are not necessarily indicative of the results for a full year.
As a result of a number of factors, our historical results of operations are not comparable from period to period and may not be comparable to our financial results of operations in future periods. For additional discussion of these factors, see “Factors Affecting the Comparability of Our Results of Operations.”

	Three Months Ended,
(in millions)	Sep 30, 2025	Jun 30, 2025	Mar 31, 2025	Dec 31, 2024	Sep 30, 2024	Jun 30, 2024	Mar 31, 2024	Dec 31, 2023
Total revenues	$	$677.7	$600.3	$611.1	$663.7	$671.1	$580.4	$624.2
Expenses:
Cost of goods sold (exclusive of depreciation and amortization, shown separately below)		528.2	480.4	480.3	527.0	537.7	470.9	495.4
Salaries and employee benefits		50.0	49.1	48.0	48.6	45.2	47.3	47.1
Selling, general and administrative expenses		48.4	45.8	46.3	48.3	44.6	38.4	47.3
Depreciation, amortization, and accretion		15.7	15.5	15.9	14.2	15.3	14.0	10.9
Loss (gain) on disposal of assets		(1.4)	(0.7)	0.7	0.3	0.9	(0.4)	0.2
Long-lived asset impairment		—	—	1.0	3.9	1.3	—	7.7
Total operating expenses		640.9	590.1	592.2	642.3	645.0	570.2	608.6
Income from operations		36.8	10.2	18.9	21.4	26.1	10.2	15.6
Change in fair value of derivative liability		(2.1)	1.3	(2.0)	(5.1)	1.0	(3.0)	(5.3)
Interest expense, net		14.5	14.5	15.7	15.7	15.6	15.0	14.5
Income (loss) before income tax expense		24.4	(5.6)	5.2	10.8	9.5	(1.8)	6.4
Income tax expense		0.2		—	—	0.1	—	0.1
Net income (loss)		24.2	(5.6)	5.2	10.8	9.4	(1.8)	6.3
Net income attributable to non-controlling interest		—	—	—	—	—	0.2	—
Net income (loss) attributable to BW Ultimate Parent, LLC	$	$24.2	$(5.6)	$5.2	$10.8	$9.4	$(2.0)	$6.3
The following table contains a reconciliation of net income (loss) to Adjusted EBITDA for the periods indicated:
	Three Months Ended,
(in millions)	Sep 30, 2025	Jun 30, 2025	Mar 31, 2025	Dec 31, 2024	Sept 30, 2024	Jun 30, 2024	Mar 31, 2024	Dec 31, 2023
	(unaudited)
Net income (loss)	$	$24.2	$(5.6)	$5.2	$10.8	$9.4	$(1.8)	$6.3
Change in fair value of derivative liability		(2.1)	1.3	(2.0)	(5.1)	1.0	(3.0)	(5.3)
Interest expense, net		14.5	14.5	15.7	15.7	15.6	15.0	14.5
Income tax expense		0.2	—	—	—	0.1	—	0.1
Income from operations		36.8	10.2	18.9	21.4	26.1	10.2	15.6
Depreciation, amortization, and accretion		15.7	15.5	15.9	14.2	15.3	14.0	10.9
Loss (gain) on disposal of assets		(1.4)	(0.7)	0.7	0.3	0.9	(0.4)	0.2
Long-lived asset impairment		—	—	1.0	3.9	1.3	—	7.7
Acquisition, financing, integration, and stock-based compensation costs:

	Three Months Ended,
(in millions)	Sep 30, 2025	Jun 30, 2025	Mar 31, 2025	Dec 31, 2024	Sept 30, 2024	Jun 30, 2024	Mar 31, 2024	Dec 31, 2023
	(unaudited)
Acquisition and integration related costs		1.1	2.4	1.0	2.4	0.9	(0.5)	2.4
Financing costs		0.4	0.4	0.4	0.8	0.2	0.4	2.8
Total acquisition, financing, integration, and stock-based compensation costs		1.5	2.8	1.4	3.2	1.1	(0.1)	5.2
Adjusted EBITDA	$	$52.6	$27.8	$37.9	$43.0	$44.7	$23.7	$39.6

The following table contains a reconciliation of income from operations to Store Contribution for the periods indicated:
	Three Months Ended,
(in millions)	Sep 30, 2025	Jun 30, 2025	Mar 31, 2025	Dec 31, 2024	Sept 30, 2024	Jun 30, 2024	Mar 31, 2024	Dec 31, 2023
	(unaudited)
Income from operations	$	$36.8	$10.2	$18.9	$21.4	$26.1	$10.2	$15.6
Depreciation, amortization, and accretion		15.7	15.5	15.9	14.2	15.3	14.0	10.9
Loss (gain) on disposal of assets		(1.4)	(0.7)	0.7	0.3	0.9	(0.4)	0.2
Long-lived asset impairment		—	—	1.0	3.9	1.3	—	7.7
Acquisition, financing, integration, and stock-based compensation costs:
Acquisition and integration related costs		1.1	2.4	1.0	2.4	0.9	(0.5)	2.4
Financing costs		0.4	0.4	0.4	0.8	0.2	0.4	2.8
Total acquisition, financing, integration, and stock-based compensation costs		1.5	2.8	1.4	3.2	1.1	(0.1)	5.2
Overhead expenses:
Salaries and benefits		10.7	10.8	9.3	10.3	9.5	10.2	10.7
Facility expenses		0.2	0.3	0.3	0.3	0.3	0.3	0.2
Professional services		1.9	1.5	2.1	1.6	1.4	2.2	2.7
Marketing and advertising		0.9	0.9	1.0	0.9	0.9	0.7	0.8
Corporate software and hardware		0.6	0.7	0.9	0.8	0.7	0.5	0.7
Office supplies		—	—	—	—	0.1	0.1	0.1
Repairs and maintenance		0.2	0.2	0.1	0.2	0.1	0.1	0.1
Meetings and travel		0.3	0.5	0.4	0.8	0.8	0.5	1.0
Insurance		0.2	0.2	0.2	0.2	0.2	0.2	0.2
Other income and expense		0.2	0.3	0.2	0.1	0.3	0.3	0.6
Total overhead expenses		15.2	15.4	14.5	15.2	14.3	15.1	17.1
Store Contribution	$	$67.8	$43.2	$52.4	$58.2	$59.0	$38.8	$56.7

Liquidity and Capital Resources
Overview
Our primary sources of liquidity is cash generated from store operations, financing proceeds, our Revolving Credit Facility and capital raises. Our primary cash needs are for capital expenditures, working capital, and to meet debt service requirements. In April 2021, we refinanced our outstanding debt and entered into the Original Credit Agreement (as defined herein) providing for a $410.0 million Term Loan Facility and a $125.0 million Revolving Credit Facility. On November 23, 2022, we entered into an amendment to the Original Credit Agreement, which increased the total amount committed under the Revolving Credit Facility to $150.0 million. On May 30, 2025, we entered into an amendment to the Original Credit Agreement extending the maturity date of the Revolving Credit Facility to April 2, 2027. On December 30, 2022, we raised $150.0 million stated value of Redeemable Senior Preferred Membership Interests for aggregate gross cash proceeds of $147.0 million. As of September 30, 2025, we had an outstanding debt balance of $      million, consisting of $       million and $       million outstanding under our Term Loan Facility and Revolving Credit Facility, respectively.
Our capital expenditures are primarily related to new store development and ongoing store maintenance and improvements. We plan to invest approximately $       million on new-to-industry stores and $       million on build-to-suit stores in fiscal year 2026. See “Risk Factors—Risks Related to Our Business and Industry—Our growth may be slowed if we are not able to maintain an adequate pipeline of suitable locations for new stores and manage the risks associated with new store development.” We spent $126.2 million, $193.0 million, and $323.6 million for capital expenditures and acquisitions in the years ended December 31, 2024, 2023 and 2022, respectively.
Our primary working capital requirements are for the purchase of inventory, payroll, rent, other store facilities costs, distribution costs and general and administrative costs. Our working capital requirements fluctuate during the year, driven primarily by the timing of opportunistic inventory purchases and new store openings and the inherent seasonality of our business.
We believe our cash and cash equivalents position and $       million remaining available on our Revolving Credit Facility as of September 30, 2025, along with our expected net cash to be provided by operating activities and capital raises, will be adequate to finance our planned capital expenditures, working capital requirements, and debt service over the next 12 months. If cash provided by operating activities and borrowings under our Revolving Credit Facility are not sufficient or available to meet our capital requirements, then we will be required to obtain additional equity or debt financings in the future. There can be no assurance equity or debt financings will be available to us when we need it or, if available, the terms will be satisfactory to us and not dilutive to our then-current stockholders.
In addition, following the completion of this offering, we will be obligated to make payments under the Tax Receivable Agreement. Although the actual timing and amount of any payments that we make to the Continuing Equity Owners and the Blocker Shareholders under the Tax Receivable Agreement will vary, we expect that those payments will be significant. Any payments we make to Continuing Equity Owners and the Blocker Shareholders under the Tax Receivable Agreement will generally reduce the amount of overall cash flow that might have otherwise been available to us or to Parent and, to the extent that we are unable to make payments under the Tax Receivable Agreement for any reason, the unpaid amounts generally will be deferred and will accrue interest until paid by us; provided, however, that nonpayment for a specified period may constitute a material breach of a material obligation under the Tax Receivable Agreement resulting in the acceleration of payments due under the Tax Receivable Agreement. See “Certain Relationships and Related Party Transactions—Tax Receivable Agreement.”
If we do not have sufficient funds to pay tax or other liabilities or to fund our operations (as a result of Parent’s inability to make distributions due to various limitations and restrictions or as a result of the acceleration of our obligations under the Tax Receivable Agreement), we may have to raise additional capital, including by borrowing funds under our Revolving Credit Facility or future debt agreements. Additional capital may not be available on preferable terms, or, in the case of borrowing funds under our Revolving Credit Facility or future debt agreement, could materially and adversely affect our cash flow, liquidity and financial condition, and subject us to various restrictions imposed by any lenders of such funds. In addition, if Parent does not have sufficient funds to make distributions, our ability to declare and pay cash dividends will also be restricted or impaired. See “Risk Factors—Risks Related to the Offering and Ownership of our Class A Common Stock” and “Dividend Policy.”
Description of Debt Facilities
Total debt, including both the current and long-term portions of our outstanding debt, financing obligations and lease liabilities, net of debt discounts and debt issuance costs, increased by $173.3 million to $944.3 million as of December 31, 2024 compared to $771.0 million as of December 31, 2023, primarily as a result of higher outstanding balance on the Revolving Credit Facility and an increase in lease liabilities attributable to our build-to-suit program.
As of September 30, 2025, our outstanding debt, financing obligations and lease liabilities, including current maturities, consisted of:
(in millions)	September 30, 2025
(unaudited)
Credit Facility	$
Term Loan
Financing obligations (including amounts representing interest)
Lease liabilities (including amounts representing interest)
Total debt, including financing obligations and lease liabilities	$
Historical Cash Flows
The following table sets forth our cash flows for each of the following years (in millions):
	Nine Months Ended September 30,		Year Ended December 31,
(in millions)	2025	2024	2024	2023	2022
	(unaudited)
Net cash provided by operating activities	$	$	$78.4	$69.8	$102.9
Net cash used in investing activities			(123.6)	(85.1)	(323.6)
Net cash provided (used in) by financing activities			58.2	(34.7)	235.1
Net increase (decrease) in cash and cash equivalents	$	$	$13.0	$(50.0)	$14.4
Net Cash Provided by Operating Activities
Net cash provided by operating activities was $       million for the nine months ended September 30, 2025, compared to net cash provided by operating activities of $       million for the nine months ended September 30, 2024. The           in net cash flow from operating activities was primarily due to       .
Net cash provided by operating activities was $78.4 million during the year ended December 31, 2024 compared to net cash provided by operating activities of $69.8 million during the year ended December 31, 2023. The increase in net cash flow from operating activities during the year ended December 31, 2024 compared to the year ended December 31, 2023 was primarily due to an increase in store count resulting in an increase in merchandise sales less cost of goods sold (exclusive of depreciations and amortization) and timing of payments. Net cash provided by operating activities was $69.8 million during the year ended December 31, 2023 compared to net cash provided by operating activities of $102.9 million during the year ended December 31, 2022. The decrease in net cash flow from operating activities during the year ended December 31, 2023 compared to the year ended December 31, 2022 was primarily due to timing of payments.
Net Cash Used in Investing Activities
Net cash used in investing activities for the nine months ended September 30, 2025 was $       million compared to net cash used in investing activities of $       million for the nine months ended September 30, 2024. The       in net cash flow from investing activities was primarily due to           .

Net cash used in investing activities during the year ended December 31, 2024 was $123.6 million compared to net cash used in investing activities of $85.1 million during the year ended December 31, 2023. The decrease in net cash flow from investing activities during the year ended December 31, 2024 compared to the year ended December 31, 2023 was primarily due to a decline in acquisitions as we shifted our strategy to build new-to-industry locations.
Net cash used in investing activities during the year ended December 31, 2023 was $85.1 million compared to net cash used in investing activities of $323.6 million during the year ended December 31, 2022. The decrease in net cash flow from investing activities during the year ended December 31, 2023 compared to the year ended December 31, 2022 was primarily due to a reduction in remodel investment as the Company nears completion of remodeling its existing store base and shifts strategy to build new-to-industry locations requiring longer lead times for investment.
Net Cash (Used in) Provided by Financing Activities
Net cash used in financing activities for the nine months ended September 30, 2025 was $      million compared to net cash provided by financing activities of $      million for the nine months ended September 30, 2024. The           in net cash flow from financing activities was primarily related to           .
Net cash provided by financing activities during the year ended December 31, 2024 was $58.2 million compared to net cash used in financing activities of $34.7 million during the year ended December 31, 2023. The increase in net cash flow from financing activities during the year ended December 31, 2024 compared to the year ended December 31, 2023 was primarily due to a reduction of $65.0 million in revolver repayments and an increase of $22.8 million in proceeds from financing obligations related to our build-to-suit program.
Net cash used in financing activities during the year ended December 31, 2023 was $34.7 million compared to net cash provided by financing activities of $235.1 million during the year ended December 31, 2022. The decrease in net cash flow from financing activities during the year ended December 31, 2023 compared to the year ended December 31, 2022 was primarily due to a decline of $85.0 million in proceeds from the revolver and that, in December 2022, we consummated the sale of our Redeemable Senior Preferred Membership Interests for $147.0 million and received contributions from members of $38.8 million without any similar transactions for the year ended December 31, 2023.
Contractual Obligations
The table below presents our significant contractual obligations as of December 31, 2024:(1)
	Payments Due Per Year(1)
(in millions)	Total	2025	2026	2027	2028	2029	Thereafter
Long-term debt(2)	$480.7	$4.1	$89.1	$4.1	$383.4	$—	$—
Operating and finance leases(3)	457.6	21.7	22	22.1	21.8	21.9	348.1
Financing obligations(3)	597.4	17.1	17.1	17.1	17.1	17.1	511.9
Purchasing commitments	873.8	270.9	182.9	120.0	120.0	120.0	60.0
Total contractual obligations	$2,409.5	$313.8	$311.1	$163.3	$542.3	$159.0	$920.0

(1)
The payments that we may be required to make under the Tax Receivable Agreement to the Continuing Equity Owners and the Blocker Shareholders may be significant and are not reflected in the contractual obligations tables set forth above as they are dependent upon future taxable income. See “Certain Relationships and Related Party Transactions—Tax Receivable Agreement.”

Excludes reserves for self-insurance liabilities of $6.7 million related to the health and welfare plan general liability and run-off worker’s compensation and general liability insurance.
(2)
Long-term debt amounts exclude any debt discounts and debt issuance costs. Interest payments are not included on the basis that the long-term debt bears interest at variable rates. See Note 8 in our consolidated financial statements included elsewhere in this prospectus for additional information.

(3)
Represents the minimum amounts payable under financing obligations and minimum rents payable under operating and finance leases, excluding common area maintenance, insurance or tax payments, for which we are obligated. The payments are inclusive of amounts representing interest on the basis that such obligations bear interest at fixed rates. See Note 5 and Note 9 in our consolidated financial statements included elsewhere in the prospectus for additional information.

Recent Accounting Pronouncements
For a discussion of new accounting pronouncements recently adopted and not yet adopted, see the notes to the consolidated financial statements included elsewhere in this prospectus.
Critical Accounting Estimates
The preparation of the consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period.
Critical accounting estimates are those that we believe are both significant and that require us to make difficult, subjective or complex judgments, often because we need to estimate the effect of inherently uncertain matters. We base our estimates and judgments on historical experiences and various other factors that we believe to be appropriate under the circumstances. Actual results may differ from these estimates, and we might obtain different estimates if we used different assumptions or factors.
We believe that our most critical accounting estimates are:
Impairment of Long-lived Assets
We evaluate long-lived intangible and tangible assets that are being amortized for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. If the sum of the expected future undiscounted cash flows is less than the carrying amount of the assets, an impairment loss is recognized to the extent the carrying value of the assets exceeds their estimated fair value.
The fair value estimates involve highly subjective judgements of the price that would be received to sell an asset in an orderly transaction between market participants. Management derives its estimate from recent offers, actual sales or dispositions of assets, and other indications of fair value, which are considered Level 3 inputs. Adjustments may be required to these market-based inputs based on internal projections and knowledge of our operations, historical performance, and trends in sales and operating costs. If our estimates or underlying assumptions change in the future, our operating results may be materially impacted.
Quantitative and Qualitative Disclosures About Market Risk
We are exposed to market risk from a variety of sources, including changes in interest rates and commodity prices. Our market risk exposures related to interest rates and commodity prices are discussed below.
Interest Rate Risk
We may be subject to market risk from exposure to changes in interest rates based on our financing, investing and cash management activities. For the majority of the debt, interest is calculated at a fixed margin over SOFR; therefore, we are exposed to price risks associated with interest rates. Interest rates on commercial bank borrowings and debt offerings could be higher than current levels, causing our financing costs to increase accordingly. The interest rate associated with our Revolving Credit Facility decreased from 8.45% as of December 31, 2023 to 7.47% as of December 31, 2024 and    % as of September 30, 2025. The interest rate associated with our Term Loan Facility decreased from 8.97% as of December 31, 2023 to 7.97% as of December 31, 2024 and    % as of September 30, 2025.
Although this could limit our ability to raise funds in the debt capital markets and impact our ability to pass along increased interest to our customers, we expect to remain competitive with respect to acquisitions and capital projects, as our competitors would likely face similar circumstances.
Commodity Price Risk
We have limited exposure to commodity price risk as a result of the payment and volume-related discounts in certain of our fuel supply contracts with fuel suppliers, which are based on the market price of fuel. Significant increases in fuel prices could result in significant increases in the retail price of fuel and in lower sales to consumers and dealers. A significant percentage of our sales are made with the use of credit cards. Because the interchange fees we pay when credit cards are used to make purchases are based on transaction amounts, higher fuel prices at the pump and higher gallon movement result in higher credit card expenses. These additional fees increase operating expenses.

BUSINESS
Overview
Yesway is a United States-based convenience store operator that has rapidly grown since its inception in 2015. We operate our portfolio primarily under two successful brands, Yesway and Allsup’s. Our sites are differentiated through a leading foodservice offering, featuring Allsup’s famous deep-fried burrito, and a wide variety of high-quality grocery items and private-label products. Our geographic footprint consists of stores located in attractive rural and suburban markets across the Southwest and Midwest, where we often are the convenience retail destination of choice and effectively, the local grocer. We have a successful track record of growing through new store development and 27 acquisitions and believe we are well-positioned to continue to solidify our market position and grow our store count.

Note: The map above reflects 447 company-operated stores as of September 30, 2025, inclusive of the 29 stores (marked with gray dots) in Iowa and Kansas which we expect to sell in the fourth quarter of 2025.
Established in 2015 by a leading real estate–focused private equity firm, Yesway was built from the ground up by a team of seasoned industry veterans who brought decades of expertise and best practices to the convenience retailing industry. By leveraging our deep real estate knowledge and prioritizing data-driven decision-making, we have assembled a portfolio of highly accessible, customer-friendly sites through a combination of new store construction and strategic acquisition activity. This approach has enabled us to expand our portfolio in both existing and new markets, build brand density, and evolve our store formats to better serve our communities. Our disciplined strategy extends beyond real estate. We have refined our food service platform and enhanced operational performance across our portfolio, creating a retail experience that resonates with our customers. This has resulted in exceptional customer loyalty, evidenced by our track record of continued same-store sales growth over the past three years and successful new store openings. At the same time, we have embraced innovation in an industry that has historically been slow to adopt it. By investing in technology and software-driven automation, Yesway has achieved best-in-class reporting and performance monitoring, reduced labor costs through streamlined operations, enabled real-time data-driven decision making, and enhanced the customer experience. Our success has not gone unnoticed. Over the years, Yesway has been widely recognized as an industry leader. We have been honored with numerous prestigious awards, including being named one of the fastest-growing chain in the convenience store industry by CS News, the “Breakout Retailer of the Year” by Chain Store Age, and the recognition of “Convenience Store Chain of the Year” by CStore Decisions.

Recent Financial Performance

Store Contribution and Adjusted EBITDA are non-GAAP financial measures. We use non-GAAP financial measures, such as Adjusted EBITDA and Store Contribution, to supplement financial information presented in accordance with GAAP. Please see “Basis of Presentation—Key Terms and Performance Indicators Used in this Prospectus; Non-GAAP Financial Measures,” “Prospectus Summary—Summary Historical and Pro Forma Condensed Consolidated Financial and Other Data,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for more information and reconciliations of each of Adjusted EBITDA and Store Contribution to its most directly comparable GAAP financial measure.
Results for the periods above include 29 stores in Iowa and Kansas, the sale of which we expect to complete in the fourth quarter of 2025. However, these stores collectively account for no more than       % of fuel sales and no more than       % of inside merchandise sales for any period shown above.
Our results for the periods above include the performance of 29 stores in Iowa and Kansas, which we have agreed to sell for aggregate consideration of $17.5 million plus inventory. Following a strategic evaluation, we determined that these markets are no longer an optimal use of our operational focus and resources primarily due to impending uneconomic capital expenditures required by new regulations in Iowa.
We expect the sale of these stores to close in the fourth quarter of 2025 and, given the immaterial contribution of these locations, do not anticipate meaningful dis-synergies. However, we believe exiting these markets will tighten our operational focus and simplify our supply chains and reinforce our brand presence in our core regions.
Excluding these 29 locations, our store portfolio would consist of 416 convenience stores, one liquor store, and one standalone Subway location as of September 30, 2025.
Fuel sales less cost of goods sold (exclusive of depreciation and amortization) for these Iowa and Kansas stores was $4.2 million in the year ended December 31, 2024 and $            in the nine months ended September 30, 2025. Inside merchandise sales for these stores were $26.7 million in the year ended December 31, 2024 and $      in the nine months ended September 30, 2025. Store Contribution generated by these stores included in the transaction was $1.4 million and $2.4 million in the years ended December 31, 2024 and 2023, respectively, and $            million for the nine months ended September 30, 2024 compared to $ million for the nine months ended September 30, 2025.

Our Industry
We operate in the U.S. convenience retail industry, which was comprised of over 152,000 stores as of December 31, 2024, according to the National Association of Convenience Stores (“NACS”). Convenience stores are one of the most ubiquitous retail offerings in the country, with more than three times as many locations as grocery stores. This essential industry has experienced consistent growth for decades and has proven to be resilient through recessions, the recent COVID pandemic, and financial crises. Additionally, we believe the significant fragmentation of this industry and the economic and operational benefits of consolidation provide us with abundant opportunities to compete more effectively and to continue growing our store count and geographic footprint primarily through new store construction.
Large and Growing Addressable Market.   The U.S. convenience retail industry generated $837.4 billion in total sales in 2024, according to NACS. Inside merchandise sales, which comprised 40.1% of total U.S. convenience retail industry sales in 2024, have increased by 6.1% per year on average since 1980, reaching $335.5 billion in 2024. Convenience stores offer speed of service to time-sensitive consumers and often serve as substitutes to conventional grocery stores and quick service restaurants (“QSRs”), which generated $587 billion and $549 billion, respectively, in sales in the United States in 2024, according to the USDA’s Economic Research Service. We believe these trends are particularly applicable to our stores, as we operate in less dense markets and are often one of the primary destinations for customers to buy groceries and food to-go. Total gasoline consumption in the United States totaled approximately 3.3 billion barrels in 2024 according to the United States Energy Information Administration (“EIA”). NACS estimates that gas stations at convenience stores sell approximately 80% of retail motor fuel purchased in the United States.

Sources: NACS and U.S. Energy Information Administration.
Recession-Resilient Industry.   At the heart of our investment thesis is the resiliency of the industry across economic climates. As shown in the preceding chart, the convenience retail industry has thrived through U.S. economic cycles, oil price fluctuations, inflation, and government regulations, often even outperforming in formally-declared recessions. Furthermore, retail demand for fuel remains fairly inelastic with regard to fuel prices, with gas stations at convenience stores supplying an estimated 80% of retail motor fuel needs across the country, further helping to cement the reputation of convenience stores as the “destination of choice” for grocery and snacking needs for many consumers. In line with this status, convenience stores were declared essential businesses by state governments during the pandemic and have demonstrated resilient and growing inside merchandise sales as a result of strong customer loyalty.
Long-Term Strength of Fuel Margins.   We believe there have been structural shifts in the retail fuel industry in the post-COVID environment that have resulted in secular support for higher retail fuel margins going forward. Continued consolidation by scaled industry operators has resulted in smaller chains and single-store operators having their earnings disproportionately punished by expense inflation, primarily stemming from wage increases, which has resulted in increased upward pressure on average fuel margins to make up the difference. According to research from KeyBanc and Murphy USA, this industry-wide increase in fuel margin is expected to persist in the long term. In addition, as larger, scaled operators can generally command higher margins than their mom-and-pop counterparts, larger chains are better able to absorb increased operating costs and compensate for the lost profit through inside merchandise sales amidst inflationary pressures.
Highly Fragmented Industry Leading to Significant Consolidation Opportunities.   The convenience retail industry is large and remains highly fragmented. Of the more than 152,000 stores in the United States as of December 31, 2024, approximately 60% were controlled by single-store operators, while the remaining 40% were part of multi-store chains, according to NACS. The five largest convenience store chains accounted for only approximately 16% of the industry’s total store count as of December 31, 2024. In recent years, the industry has seen a wave of consolidation as larger players have increasingly absorbed smaller ones. Scale provides convenience store operators numerous benefits, including more attractive fuel and merchandise contract terms, a more scalable foodservice platform, an ability to implement broad loyalty programs, and other economies of scale.
Slow Adoption of Electric Vehicles.   The adoption of plug-in EVs has been much slower than originally anticipated, credits are less widely available than they were previously, and the power infrastructure to support EV adoption at scale has not been built. EV adoption is particularly slow in our current geography, a trend we believe insulates us from more dramatic long-term drops in demand for fuel. According to data from S&P Global Mobility, EVs accounted for only 5.5% of all light-duty vehicles sold in 2024 in the nine states in which we operate, compared to 11.2% in the rest of the country. In addition, while the fuel efficiency of vehicles is slowly increasing, total gasoline consumption in the United States increased from 2015 through 2019, and again post-pandemic from 2021 through 2024, due to population growth and increased miles driven per capita according to the EIA. We also believe that even in the event of faster adoption of EVs, our prime real estate locations will make attractive targets for EV charging stations.
Insulated from E-Commerce.   We believe convenience stores are more insulated from the encroachment of e-commerce than other retailers, as convenience stores provide a number of important items that cannot be easily delivered on an on-demand basis to consumers’ homes, whether due to government regulation, logistical issues, or customers’ desire for food on-the-go. These categories include hot coffee, lottery tickets, tobacco and nicotine products, alcohol, hot food, fountain drinks, and, most importantly, motor fuel. According to NACS, in-store categories collectively represented approximately 64% of merchandise sales at convenience stores and, together with motor fuel, more than 85% of total industry revenue in 2024. According to NACS, the United States convenience store market has grown at a compound annual growth rate of 5.3% from 2019 through 2024 despite increased e-commerce sales. Drivers for this growth include changing consumer lifestyles that demand fast and convenient shopping options, increasing urbanization, and increasing disposable income according to The Business Research Company. In addition, in rural markets, we believe the home delivery of small-ticket items has proven uneconomical due, in part, to low population density and the convenience of local shopping. As a result, we have seen limited competition in the industry from e-commerce businesses, and we believe the potential near-term impact of e-commerce on our business is low.

Our Competitive Strengths
Leading, Scaled Convenience Store Operator with Strong Position in Highly Attractive Markets
We ranked as the 15th largest convenience store operator by store count in the United States, according to CS News’ 2025 Top 100 store count for convenience store chains, excluding non-comparable convenience store owners such as integrated, midstream, and upstream oil companies, truck stops, franchisors, and REITs. We operate a mix of rural, suburban, and highway-adjacent locations in the Southwest and Midwest geographies, which are traditionally characterized by stable household income and population growth. Our greatest concentration of stores is in Texas, which has recorded the largest absolute population increase in the United States since 2020, according to the U.S. Census Bureau. The majority of our stores are located in communities with fewer than 20,000 people, and our greenfield growth is generally targeted along major thoroughfares and arterial roadways connecting high-growth markets across our geographies. Through our deep presence in smaller communities, we have built strong competitive positioning and brand loyalty in our markets, where we generally operate as the #1 or #2 convenience store and are, in some locations, the sole local destination for fuel and grocery-related items. In addition, we note slower adoption of EVs relative to urban markets in the rural markets in which we operate, providing us with greater insulation from potential decreases in the long-term demand for fuel. We believe that our scale and leading market position will allow us to effectively compete and drive growth in our existing markets and those we target for expansion.
Strong Financial Performance with Attractive Business Mix and Robust Operating Margins
We have a highly attractive business mix, with inside merchandise margin representing 57.3% and       % of total inside merchandise sales less cost of goods sold (exclusive of depreciation and amortization) plus fuel sales less cost of goods sold (exclusive of depreciation and amortization) for the year ended December 31, 2024 and the nine months ended September 30, 2025, respectively. Our robust inside merchandise and fuel platforms and longstanding relationships with suppliers help drive industry-leading margins.
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Inside Merchandise Platform.   Our inside merchandise comparable sales growth has been positive for eleven out of the past twelve quarters through September 30, 2025, driven by our competitive merchandise offerings, loyalty program, and new customers resulting from various fuel and operational initiatives. Our highly regarded merchandising platforms, sought-after foodservice and private-label offerings, and strong vendor relationships drive strong merchandise margins. We have delivered consistent inside merchandise margins over the last three years, reaching 33.6% in the year ended December 31, 2024, an increase of 180 basis points over our inside margin of 31.8% in the year ended December 31, 2022.

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Fuel Platform.   We have consistently delivered high fuel margins that often exceed the industry average, driven by our team’s strong fuel sourcing expertise, favorable contracts, and our strategic shift toward diesel fuel, which has historically commanded a substantial margin premium in our portfolio compared to gasoline. We believe industry fuel margins have structurally increased following the pandemic in response to persistent inflation and settled at a durable new baseline well above our historical average. Notably, our new-to-industry stores, raze-and-rebuilds, and fuel forecourt expansion projects have driven a substantial increase in our volume of higher-margin diesel sold from approximately 27% of total gallons sold in the year ended December 31, 2021 to over 35% in the nine months ended September 30, 2025.
We believe our strong competitive position and brand loyalty in small communities position both our inside merchandise and fuel platforms to continue to deliver strong financial performance.
Revered Destination Foodservice Platform with an Efficient Labor Model
When we acquired Allsup’s Convenience Stores in 2019, we inherited a celebrated and time-tested foodservice offer that we have since rolled out across our portfolio. The Allsup’s foodservice platform—which comprises numerous frozen-to-fresh deep-fried items, anchored by the famous Allsup’s deep-fried burritos and chimichangas—is a true destination offer, attracting customers to our stores specifically for our branded foodservice items. The Allsup’s foodservice platform is ubiquitous and highly-recognized across our southwestern markets, generates outsized margins compared to the majority of our inside merchandise, and offers a wide selection of ready-to-eat items at compelling price-points. Additionally, the platform is underpinned by an efficient labor model—a simplified frying area and hot food case are located immediately adjacent to the checkout counter area, enabling both the foodservice operation and the cash registers to be operated by a single employee, if needed, providing both financial and operational benefits to our stores.
Strong Value Creation Track Record through New-to-Industry Stores and Strategic Reinvestment in Existing Assets
We operate predominantly under a company-owned, company-operated (“COCO”) model and own approximately 66% of the real estate underlying our total store base as of September 30, 2025. Through our dedicated real estate development team, we have completed a number of successful capital investment projects, which have driven operational improvements, grown gallons of fuel sold, and increased inside merchandise sales.
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New-to-Industry Stores.   We have leveraged our strong brand recognition in our core markets into an effective new-to-industry store construction program. From June 1, 2021 through September 30, 2025 we opened 57 new-to-industry stores in existing markets and those adjacent to our current portfolio, the majority of which have become some of the best-performing assets in our portfolio. Our in-house site selection team utilizes cutting-edge AI tools to assist with new site selection and performance modeling to pursue a robust pipeline of potential store development opportunities. We expect the majority of these to be funded via our capital light build-to-suit program, through which we have historically targeted a ~30% return on invested capital.

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Reinvestment in Our Assets.   We maintain and execute a list of opportunistic capital projects across the portfolio to take advantage of opportunities to drive incremental sales and EBITDA. These include raze-and-rebuilds, fuel pump upgrades and expansions, diesel island additions, store and parking lot expansions, the acquisition of supply-limited liquor licenses, and store remodels. These projects often generate the highest ROI of all of our capital projects, at times resulting in a full payback in less than a year. We have proactively completed almost all of our identified asset reinvestment projects, and expect the majority of our near-term growth to come from our new-to-industry construction projects and ongoing operational improvement initiatives.

Through our disciplined capital allocation, which entails allocating our investments toward projects that are expected to yield the highest ROI, and our deep experience in improving real estate and store operations, we have demonstrated our ability to generate attractive returns on investment.
Technological Platform and Data-Driven Decision-Making Drive Operational Efficiencies
We have established a consistent and best-in-class technological platform to drive greater efficiency across our stores. We effectively leverage technology and data in an industry that has been historically slow to adopt technology, and we believe that this differentiates us from our competitors. By introducing into the stores we build or acquire our state-of-the-art infrastructure, comprised of accounting and point-of-sale systems, cloud-hosted databases, a customized loyalty program, and a back-office platform, we are able to generate valuable data and insights into every store in our portfolio to reduce costs and increase profitability. Investments have been made in Yesway fuel offerings, resulting in expanded diesel fueling stations and increased speed of transaction to support gallon growth. Investments have also been made in data warehouse capabilities to drive faster decision making and cost efficiencies. Reporting on pump health, store labor hours, turnover, and new store metrics allow for real-time monitoring and more informed decision-making. For example, daily automated reporting on flow rates and dispenser health enable management to identify and resolve inefficiencies before any issues arise. Yesway is also using cutting-edge AI tools to assist with new site selection and performance modeling.
Strong Leadership Team with Deep Bench of Talent with Real Estate, Retail, and Private Equity Expertise
Yesway is led by a management team that possesses decades of combined investment and operating experience and has a demonstrated track record of revenue growth and value creation. Thomas N. Trkla, who serves as Chairman and Chief Executive Officer of Yesway, and many individuals from the Company’s leadership team came from the private equity sponsor firm of Yesway and have extensive experience in building, acquiring, improving, rebranding, and operating value-add commercial real estate properties and convenience stores. This includes all aspects of real estate development, including sourcing of opportunities and site selection, navigating the permitting process with local municipalities, choosing construction partners, and managing the building or remodeling process. Yesway’s senior leadership also includes numerous convenience store industry veterans who leverage best practices learned from decades of experience with major U.S.-based convenience store chains to deliver operational excellence.
In addition, we believe that Yesway’s private-equity roots are one of our greatest strengths; by employing the metrics, strategies, and creativity resulting from a private equity mindset, we have been able to generate significant growth and ROI.
Our Growth Strategies
New Store Development
We have a strong history of building new-to-industry stores that quickly rank among the strongest performers in our portfolio. We attribute this performance to a combination of factors, including our data-driven site selection process, deep brand recognition in and adjacent to our current geographic footprint, and a consistent yet flexible store footprint and site layout.
Strategy and Design
Our new locations are, on average, larger than our historic legacy stores, enabling a broader assortment of SKUs, expanded internal storage areas, and enhanced fuel offerings, often including dedicated diesel fueling islands for semi-trucks and large vehicles. However, our store designs are not one-size-fits-all. Each development is customized to reflect local market demographics and the unique characteristics of the lot, traffic patterns, and access points, allowing us to deploy capital efficiently without sacrificing customer experience. This flexible strategy has enabled us to build stores in a variety of markets and locations, and we believe it will provide ample opportunities for further growth in the years ahead.
New Store Performance and Return on Investment
Due to the factors outlined above, our new stores have typically matured rapidly, often approaching long-term run-rate performance within three months of opening. We target a one-year ROI of approximately 15% for self-funded new stores and approximately 30% for build-to-suit-funded new stores, based on our assumed average capital investments of roughly $11.2 million per project and $2.8 million per project, respectively. For the self-funded new stores opened to date for which we have an applicable 12 months of performance data, we have achieved a    % ROI. We define ROI for a new store development, including any store that is part of our build-to-suit program, as the Store Contribution generated during the 12 months beginning in the third full month following the store opening date, divided by the total cost to us of developing that store. See “Risk

Factors—Risks Related to Our Business and Industry—Our growth may be slowed if we are not able to maintain an adequate pipeline of suitable locations for new stores and manage the risks associated with new store development.”
The table below highlights the enhanced productivity of our new stores compared to our legacy stores. It compares pertinent performance figures and specifications of our average new store with those of our average legacy store for the twelve months ended September 30, 2025. New stores include all new-to-industry stores opened since 2020. Legacy stores include all acquired stores that have not been razed and rebuilt or significantly remodeled.
	Averages New Store	Average Legacy Store
Store Size	5,900 square feet	3,400 square feet
Lot Size	4.6 acres	1.1 acres
Fuel Dispensers	29	10
Diesel Share of Total Gallons Sold	45%	29%
Annual Gallons Sold	3.0 million	1.0 million
Annual Inside Merchandise Sales	$2.9 million	$1.7 million
Annual Store Contribution	$1.0 million	$0.4 million
Self-Funded New Stores	$1.3 million	N/A
Build-to-Suit-Funded New Stores	$0.5 million	N/A
Development Pipeline and Execution Capacity
Since 2020, we have opened        self-funded new stores and        build-to-suit-funded new stores, including 11 build-to-suit-funded new stores and one self-funded new store in the nine months ended September 30, 2025. We plan to open approximately        to        build-to-suits and       to       self-funded new stores over the following         years. Despite our rapid pace of expansion, we believe we are in the early stages of our long-term growth journey with significant whitespace in our existing and new markets. To support this plan, we have engaged numerous construction companies, which we expect will allow us to accelerate the pace of our new-to-industry store program.
Capital Allocation and Build-to-Suit Program
Our future new store construction activity is expected to be funded in two ways: self-funded construction, using cash from our balance sheet to acquire land and build a store; and partnerships with REITs and other triple-net real estate groups that specialize in funding build-to-suit development. Under this build-to-suit program, a third party typically contributes the majority of the capital to construct a new store. At the same time, we oversee site selection, permitting, design, and construction processes, and, once construction is completed, we operate the location under a long-term lease agreement.
Since December 2023, we have completed 28 build-to-suit construction projects with three financial partners, in connection with which we funded only 26% of the total land acquisition and store construction costs. On the remaining portion of the financing, we secured an average capitalization rate of 7.86% from our build-to-suit partners.
Because we oversee site selection and the construction process, subject to certain third-party approvals, we believe the build-to-suit program does not add material strategic execution risk to our new store construction platform.
Consequently, we plan to fund most of our new store growth in the coming years via our build-to-suit program. By doing so, we believe we will increase our capacity to build new stores while reducing the capital expenditure required and accelerating our EBITDA growth. While our build-to-suit platform enhances the attractiveness of our capital deployment program, we remain mindful of the benefits of owning the real estate underlying our portfolio. As such, while build-to-suit construction may drive a significant portion of our new store development activity in the near term, we plan to consider self-funding an increasing portion of our new store development in the future.

Other Initiatives to Drive Year-over-Year Sales Growth
We believe we can leverage our superior operating standards and technology to help drive more customers to our locations, encourage more fuel shoppers to visit the inside of our stores, and increase per-visit spend per customer by implementing the following strategies:
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Launch Value-Add Operational Initiatives.   We continue to expand our offerings both inside and outside the store and have identified several initiatives that we believe will have a significant impact on our results, including, but not limited to: diesel fuel expansions and dispenser upgrades to improve transaction speeds; innovating our foodservice offerings; augmenting and optimizing our current in-store merchandise mix, including enhancing our private label assortment; and optimizing our hiring practices to reduce turnover and improving store-level labor models based on hourly transaction volumes, sales, and store-specific attributes. We regularly assess and improve our operational model, and we believe this is a key competitive advantage that we can continue to build upon in the future.

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Superior Operating Standards and Technology.   We believe our operating standards and use of technology are key competitive advantages within the marketplace, which can continue to drive same-store sales growth for our new and existing units. For example, we believe our near-real time pump health monitoring technology enables us to identify and quickly correct any issues customers may encounter at the pump, ensuring excellent customer experience and minimizing potential missed sales opportunities. We believe we can continue to build loyalty at our stores and optimize our cost structure by maintaining a focus on operational excellence and leveraging technology throughout our organization.

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Pursue Acquisitions in New and Existing Markets.   We have a differentiated track record of sourcing, integrating, and adding value to our portfolio acquisitions. Since our founding, we have acquired more than 400 convenience stores through 27 separate transactions, building a strong reputation as the acquirer of choice in our markets. Given the fragmentation in the U.S. convenience retail market, we will continue to evaluate the acquisition of stores opportunistically, including in smaller towns with lower concentrations of larger-chain convenience store locations. We will also consider expanding geographically by entering new states with attractive market dynamics and demographic profiles.

Our Properties and Geographic Footprint
Through the 27 acquisitions and 57 new store developments we have completed as of September 30, 2025, we expanded throughout the Southwest and Midwest, with a particular focus on Texas, New Mexico, and Oklahoma. We believe our geographic clustering enables us to provide strong operational support in all our locations.
Store Locations
As of September 30, 2025, our store portfolio consisted of 445 convenience stores, one liquor store, and one standalone Subway QSR location that was part of a previous portfolio acquisition, primarily located in rural and suburban geographies across nine states in the Southwest and Midwest. Our 366 Allsup’s-branded stores are concentrated in Texas, New Mexico, and Oklahoma, while our 80 Yesway-branded stores and one standalone Subway are located across Texas, Iowa, South Dakota, Kansas, Missouri, Wyoming, Oklahoma, and Nebraska.
As mentioned above, we have signed an agreement to sell our 29 Yesway-branded stores in Iowa and Kansas and expect the transaction to close in the fourth quarter of 2025. Excluding these 29 locations, our store portfolio would consist of 416 convenience stores, one liquor store, and one standalone Subway location as of September 30, 2025.
Overview of Real Estate Portfolio
We own the majority of our store locations, and our strategy is to maintain a high level of store ownership as we grow our portfolio. As of              , we owned the real estate associated with         of our sites, representing approximately     % of our store portfolio, and leased the remaining        stores, or approximately     % of our store portfolio. The majority of our leased stores have an average of over 30 years

remaining on their leases as of               . The owned real estate provides significant operating flexibility and long-term control of the locations. Our real estate is of high-quality, often featuring locations with oversized lots, strong visibility and high traffic volumes. As each lease expires, we may or may not negotiate a new lease agreement, renew the existing lease agreement, relocate to an alternate facility, or purchase the underlying real estate from the lessor. We believe that our facilities are adequate for our needs and believe that we should be able to renew any of the above leases or secure similar property without an adverse impact on the Company’s operations.
Our typical store ranges in size from approximately 2,400 to 6,000 square feet with an average of approximately 3,900 square feet, which is over 30% larger than the average traditional convenience store of approximately 3,000 square feet-, as measured by NACS. Furthermore, our newly-constructed stores follow a larger format, with an average store footprint of approximately 6,000 square feet and an expanded forecourt with dedicated high-flow truck diesel lanes.
We maintain store-by-store strategic plans and have a history of maximizing the potential of a given store through remodels or raze-and-rebuilds. In certain cases, we have divested non-strategic or underperforming stores with the intention of reinvesting proceeds back into the portfolio.

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ALLSUP'S

ALLSUP'S
Unleaded
Diesel

ALON

ALLSUP'S

Store Design and Operations
Both Yesway and Allsup’s stores maintain bright, clean, and welcoming interiors, with air-conditioning, modern equipment, and a prompt checkout service. Our store parking lots have significant space and depth to permit drive-in parking facilities on one or more sides of each site. The vast majority of our stores remain open 24 hours per day, seven days a week.
We created the Yesway store design concept by utilizing industry best practices and applying them to the stores we acquired, creating uniform signage, color schemes, equipment, loyalty offerings, fleet cards, uniforms, and restroom design. The store concept provides a welcoming, easy-to-shop format that delivers a delightful shopping experience.
Allsup’s stores in general are characterized by consistent store size and layout that customers will recognize no matter which location they visit. This consistency drives brand recognition, customer satisfaction, and maintenance efficiencies. Additionally, Allsup’s store layouts are optimized to enable employees to simultaneously operate the register and manage foodservice preparation, driving labor cost efficiencies.

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COOL DOWN DRINK UP
THIRST QUENCH

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Our Product and Service Offering
With our famous foodservice, deep brand recognition, award-winning loyalty program, exceptional private-label products, and competitive fuel offering, our stores create a one-stop shop for our customers. Our fuel platform is important in driving inside merchandise sales as we attract fuel shoppers, including truckers, through our loyalty and fleet programs to make in-store purchases.
Foodservice Offering and Allsup’s Burrito
Allsup’s stores are well-known for their foodservice offerings, particularly their famous deep-fried burrito. The deep-fried burrito is a “destination product” with a loyal following and is available in a variety of flavors for breakfast, lunch, and dinner. We offer our burritos in all Allsup’s locations and most of our Yesway-branded stores. In 2024, we sold approximately 39 million Allsup’s proprietary foodservice items, providing our customers with a low-cost alternative to the foodservice offerings of other convenience store chains, QSRs, and restaurants.
Private-Label Offering
Our private-label program generally allows us to cater to value-conscious customers by offering comparable products at a discount to national brands while generating higher inside merchandise margins relative to national brands. Yesway first launched its private-label offering in mid-2018 with the introduction of Yesway-branded bottled water. Within a month, our bottled water offering was the best-selling water in our entire chain of convenience stores. In the fall of 2018, we added more private-label products, including coffee and other dispensed beverages, packaged bakery items, salty snacks, meat snacks, chocolate, and nuts, making them an integral part of our loyalty program to drive participation and increase margins. Consistent with our focus on grocery products, Allsup’s private-label items include jarred condiments, sauces, milk, eggs, bread, and other staple grocery products.
We offer branded Allsup’s and Yesway private-label merchandise in a reciprocal manner across all stores, and we have further segmented our private-label offer into tiers. For instance, for our bottled water, we offer Allsup’s purified water as our everyday value leader; Yesway spring water as a quality alternative; and Yesway vitamin-enhanced, flavored, and alkaline waters as our premium tier. All tiers are offered at a discount to national brands but cater to distinct consumer segments. We continue to expand our line of branded products and expect that private-label merchandise will represent a growing percentage of total inside merchandise sales as we do so.

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Snack Center

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Snack Center

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GUMMI WATERMELON RINGS
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SOUR GUMMI BEARS

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Smokin' HOT

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SWEET TEA

YELLOW CORN
SALSA

ALLSUP'S

ALLSUP'S

SALSA

WHOLE MILK
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GRADE A
12 LARGE

Our full suite of private-label merchandise, including our name-brand cold, frozen, and hot dispensed products, has grown to account for       % of total inside merchandise sales for the nine months ended September 30, 2025 with pre-packaged private label accounting for       %. Leveraging the brand recognition and customer loyalty of both Yesway and Allsup’s brands and our favorable chain channels, we plan to continue expanding our line of pre-packaged private-label items to drive increased margin, while continuing to drive traffic with lower-cost alternative items, such as private label bread and milk.
Other Merchandise
Yesway offers a variety of affordable and high-quality third-party and other value-add options for customers. Yesway’s third-party merchandise offerings are focused on high-velocity convenience and impulse categories such as bagged candy, jerky, chips, salty snacks, and packaged beverages.
Allsup’s offers products and package sizes more typical of a country grocery store. The assortment in the center store, refrigerated dairy, frozen, and grocery categories is suited to meet the needs of small-town consumers looking for a full neighborhood grocery offering. Customers can purchase fresh staples such as milk, bread, eggs, and an array of other grocery items to meet their weekly shopping needs.
In addition, many of our stores have other ancillary services, including cash ATMs, crypto-currency ATMs, money orders, gift cards, propane tanks, in-store gaming, Amazon Lockers, lottery tickets, and other non-consumable products.
Fuel Operations
As of                , we sold motor fuel at     of our locations, primarily under the Valero, Alon, DK, Sinclair, Yesway, and Allsup’s brand names. Of our stores that offer fuel,       were either Yesway or Allsup’s branded or were co-branded, allowing us to prominently display our logo on our fuel canopies next to the logos of our major fuel partners. At our new store developments, razed-and-rebuilt sites, and remodeled stores where we sell third-party branded fuel, we endeavor to add co-branding during the construction process. As of                  , we sold diesel at      of our sites, and sales of diesel represented over       % of total fuel gallons sold in the          ended                .
Our experienced fuel operations team maintains strong, long-standing relationships with major oil refiners, and we believe has negotiated highly favorable supply contract terms.
Our Allsup’s-branded stores in particular are structurally advantaged in terms of fuel profitability due to a higher margin associated with diesel fuel, the competitive landscape in many of our markets of operation, the draw of our signature foodservice offering, and our status as Alon’s largest branded fuel distributor. Through our new store development program, we will continue to drive the mix shift to diesel by building stores with more diesel canopies and high-flow diesel lanes than our average legacy store.

Marketing Strategy
We employ a multi-pronged marketing strategy in which we target customers through various methods including gift cards, in-store promotions, contests, sweepstakes, radio ads, billboards, digital advertising, and social media. We have found that this consistent communication drives expanded brand engagement, deeper loyalty, and an improved shopper experience, which we believe increases brand affinity and store sales.
Platform for Commercial Truck Drivers
We drive fuel, merchandise, and foodservice sales via our robust platform for attracting fleet truck drivers and their respective companies. We have implemented several initiatives across our portfolio to attract commercial fleets, including Mudflap, Comdata terminals, high-flow diesel islands, and pay-at-the-pump diesel, and we accept most major fuel and fleet cards. Our low-cost operation allows us to compete with traditional truck stop chains for a portion of the over-the-road professional driver segment. These measures include increasing payment card acceptance, encouraging participation in discount networks, and forging new relationships with individual fleets.
Loyalty Rewards Program
Our award-winning Yesway Rewards loyalty program, which has also been rolled out into Allsup’s stores, is a strategic platform that we believe delivers value and generates customer engagement. Our loyalty program is a driver behind growth, customer retention, and cross-selling between fuel and inside merchandise. We drive program registration and customer conversion by offering compelling vendor-funded fuel rewards, category clubs, sweepstakes, and member-only coupons and discounts.
Acquisition History
Shortly after our founding in 2015, we made a number of smaller acquisitions to establish our foothold in the convenience retail industry. Throughout 2016 and 2017, we invested in our accounting, IT, and operational infrastructure and completed a series of tuck-in acquisitions, growing our portfolio to 147 stores. By the end of 2018, we had stores in nine states and were ranked as one of the fastest growing convenience store chains in the United States.
In November 2019, we completed the transformative acquisition of Allsup’s, which added 304 stores and nearly tripled our store count.

At the time of the acquisition, Allsup’s was one of the largest independent convenience store chains in the country. Allsup’s was founded in 1956 by the Allsup family, who operated the business for more than 60 years. Allsup’s was one of the first convenience stores in the region to offer 24-hour self-service gasoline and was an early implementer of selling freshly cooked foods on-site. The Allsup’s foodservice platform is centered around its signature deep-fried burrito and its locations feature an array of staple grocery products like milk, eggs, and bread. Allsup’s stores benefit from strong brand recognition and customer loyalty, driven by their geographic concentration in smaller, underserved communities and a differentiated foodservice platform.

Dec 2015 Founding & acquisition of 10 stores in IA
Jul 2016 Acquisition of 21 stores in IA
Kum & Go
May 2017 Acquisition of 35 stores in TX and OK
WESTGO
May 2018 Acquisition of 11 stores in MO
Jun 2018 Acquisition of 13 stores in TX
Jun 2018 Acquisition of 26 stores in NE, SD, WY
Fresh Start
Nov 2019 Marquee acquisition of 304 Allsup's stores
ALLSUP'S
Established new corporate HQ
Integration of Allsup's
Sep 2022 Acquisition of 9 Tres Amigos stores
Tres Amigos
Feb 2023 Acquisition of 5 Ranglers stores
Ranglers
10
31
80
140
415
402
402
425
428
440
447
2015A
2016A
2017A
2018
2019
2020
2021
2022
2023
2024
YTD Sep-25

The combination of Allsup’s and Yesway’s portfolios created one of the largest independent convenience store operators in the United States, transforming our scale, providing us with access to new geographies and customers, and creating significant growth opportunities.
Subsequent to the Allsup’s acquisition, we focused on integration across our portfolio and resumed our acquisition activity only once we had fully consolidated our operational and technological infrastructures, completing the acquisition of a nine-store chain in Texas in 2022 and a five-store chain in Texas in 2023.
Awards and Accolades
Our Company and our employees have been recognized for our exemplary offering and leadership abilities. Listed below is a sample of the many awards and accolades that have been bestowed upon the Company and our employees over the past few years.
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Ranked #18 on the NACS The Top 100 leading c-store chains, and #5 in the South Central Region in 2025.

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Honored among CSP’s 20 Great Coffee Programs in 2021 through 2025.

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Received the Breakout Retailer Awards by Chain Store Age and recognized as an innovative and growth retailer in 2024.

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Received the Top Women in Convenience Corporate Empowerment Award from Convenience Store News in 2023.

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Named #1 Most Craveable Food for Allsup’s Burritos by CSP and Technomic Survey in 2023.

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Yesway Potato Chips named a winner of the 2023 Store Brands Magazine 2023 Editors Picks—Private Label.

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Yesway Chamoy Chili Peach Rings won 2023 Salute to Excellence award in the Global Tastes category.

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Named the Convenience Store Chain of the Year by CStoreDecisions in 2021.

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The Allsup’s Chimichanga honored as one of America’s Best Gas Station Snacks by Eater.com in 2021.

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Ranked #2 in the Top 20 Growth Chains by CSNews in 2020.

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Won Bronze for Loyalty & Advocacy in the 2018 Loyalty 360 Customer Experience Awards.

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Won the 2018 Paytronix Loyaltee Award for Best Convenience Store Loyalty Launch.

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CEO Thomas Trkla named EY Entrepreneur of the Year Southwest Award Winner in 2021.

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CFO Ericka Ayles named one of CSNews Top Women in Convenience in 2021.

Information Technology
We utilize our information technology infrastructure to facilitate data-driven management decisions. Robust technology systems are critically important to growing in the convenience retail industry, and we have deployed state-of-the-art IT solutions to support the business requirements of our stores, corporate offices, and Company performance, which solutions have enabled us to meaningfully reduce costs through the institutionalization of technology infrastructure.
In an industry that has historically been slow to adopt technology, we have introduced the following technology to facilitate data-driven decision making over the last five to six years:
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PDI, the premier solution in enterprise management software for the convenience retail and petroleum wholesale markets;

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Leading point-of-sale (“POS”) solutions, specifically tailored for the fuel and convenience store industry;

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Automatic tank gauges (“ATGs”) that include probes in the underground storage tanks for the monitoring of fuel volumes in each tank and environmental compliance;

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Software that allows us to monitor fuel pricing on a store-by-store basis based on real-time market intelligence;

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Electronic onboarding and time management systems that enable us to effectively hire, train, and schedule our employees and manage payroll; and

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Other technology programs, including state-of-the-art security systems, invoice processing software, Electronic Data Interface (“EDI”), and loyalty program management software.

We have a strong track record of integrating businesses with different technological capabilities, and have identified and realized a significant amount in technology-related synergies following the Allsup’s acquisition.
Suppliers and Distribution
We have benefited from long-standing relationships with strong merchandise suppliers. For our inside merchandise, we are serviced by convenience-focused mainline distributor AMCON, and we are a member of Affiliated Foods, a grocery wholesale co-op that distributes merchandise to all of our Allsup’s-branded and several Yesway-branded stores.
For our fuel supply, we partner with oil refiners, primarily Valero, Alon, and HF Sinclair, who enable us to maintain attractive economics in our markets given the proximity to our stores of their refineries and terminals and provide reliable access to fuel in times of sparse supply. The lack of exclusivity in our contracts gives us the freedom to optimize our fuel supply cost, and our increasing scale provides us with significant negotiating leverage. We operate both Yesway- and Allsup’s-branded fuel locations that source fuel from our partners but operate under our brand names.

Fuel is delivered to our stores by numerous independent third-party fuel transportation providers; we do not engage in fuel transportation. We purposely use multiple fuel suppliers to maintain redundant channels and ensure that we are not tied to any single fuel supplier.
Competition
Yesway and Allsup’s operate in the highly-competitive convenience retail industry against other businesses that sell prepared foods, convenience items and motor fuels. Our stores, most of which are located in smaller towns, compete principally with other local convenience and grocery stores, prepared food outlets and QSRs. Many of the convenience stores that we compete against in these smaller towns are single-store, “mom-and-pop” operations. Given our rural and suburban footprint, we face limited competition from other retailers, including national grocery stores, mass-merchants, large warehouse retail stores, dollar stores, and drugstores.
Major competitive factors include location, ease of access, product and service selection, gasoline brands, pricing, customer service, store appearance, cleanliness, and safety. We believe we compete favorably across these factors taken as a whole and that our deep understanding of the industry and the communities we serve makes us well-suited to meet the particular challenges retailers in our industry face.
Government Regulation and Compliance
Our operations are subject to numerous legal and regulatory restrictions and requirements at the federal, state, and local levels. With regards to fuel, these restrictions and requirements relate primarily to the transportation, storage, and sale of petroleum products, including stringent environmental protection requirements. We are also subject to the Petroleum Marketing Practices Act (“PMPA”), which is a federal law that applies to the relationships between fuel suppliers and wholesale distributors, as well as between wholesale distributors and dealers, regarding the marketing of branded fuel. The law is intended to prevent the arbitrary or discriminatory cancellation or nonrenewal of dealership agreements and stipulates limitations on the cancellation or nonrenewal of agreements for distribution of branded fuel unless certain conditions are satisfied.
We hold various federal, state, and local licenses and permits, some of which are perpetual, but most of which must be renewed annually. These include general business licenses and licenses and permits that are required in connection with the sale of lottery, the sale of cigarettes and other tobacco and nicotine products, the operation of gaming machines, the sale of alcoholic drinks, the preparation and sale of food products, and the sale, storage, and dispensing of fuel.
Our operations are subject to federal and state laws governing such matters as minimum wage, overtime, working conditions, and employment eligibility requirements. During the past few years, proposals have emerged at local, state, and federal levels to increase minimum wage rates.
Our properties and operations are subject to local, state, and federal laws and regulations, including, without limitation, laws and regulations related to the transportation, storage, and sale of fuel, which have a considerable impact on our operations, including compliance with the requirements and regulations of the U.S. Environmental Protection Agency (“EPA”) and comparable state counterparts. We are required to comply with the following regulations, among others:
•
The Comprehensive Environmental Response, Compensation, and Liability Act of 1980 (“CERCLA”) and comparable state and local laws, which imposes strict, and under certain circumstances, joint and several, liability, without regard to fault, on the owner and operator as well as former owners and operators of properties where a hazardous substance has been released into the environment. This includes liabilities for the costs of investigation, removal or remediation of contamination, and any related damages to natural resources.

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The Resource Conservation and Recovery Act (“RCRA”), which gives the EPA the authority to control hazardous waste from “cradle-to-grave.” This includes the generation, transportation, treatment, storage, and disposal of hazardous waste. RCRA also addresses environmental problems resulting from underground tanks storing fuel and other hazardous substances.

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The Clean Air Act (“CAA”) and comparable state and local laws, which impose requirements on air emissions from motor fueling activities in certain areas of the country, including those that do not meet state or national ambient air quality standards. These laws may require the installation of vapor recovery systems to control emissions of volatile organic compounds to the air during the motor fueling process or associated with remediation systems. Under the CAA and comparable state and local laws, permits are typically required to emit regulated air pollutants into the atmosphere. Additionally, some states are adopting air permitting and other air quality control regulations that are more stringent than existing requirements under federal regulations.
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The Clean Water Act and Safe Drinking Water Act (“CWA”) and similar state laws, regulate discharges of wastewater, oil, fill material, and other pollutants into regulated “Waters of the United States.” The CWA requires the preparation and implementation of Spill Prevention, Control, and Countermeasure Plans in connection with on-site storage of significant quantities of fuel or oil.

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The Oil Pollution Act of 1990 (“OPA”) and regulations issued under OPA, which impose strict, joint and several liability on “responsible parties” for removal costs and damages to natural resources resulting from oil spills into or upon navigable waters, adjoining shorelines, or in the exclusive economic zone of the U.S.

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The federal Occupational Safety and Health Act (“OSHA”), which provides protection for the health and safety of workers. In addition, OSHA’s hazard communication standards require that information be maintained about hazardous materials used or produced in operations and that this information be provided to employees, state and local government authorities, and citizens.

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The Emergency Planning and Community Right-to-Know Act (“EPCRA”), which subjects facilities that store, use, or release certain chemicals to various reporting requirements. These requirements include emergency planning notification, emergency release notification, and emergency and chemical inventory reporting to state and local emergency planning committees and emergency response departments.

•
The EPA has adopted and expanded regulations for the measurement and annual reporting of carbon dioxide, methane and other GHGs. In addition, Congress has considered legislation to reduce emissions of GHGs, and a number of states have taken, or are considering taking, legal measures to reduce emissions of GHGs. Foreign governments’ pursuit of climate change goals could also impact demand and reduce prices on U.S. oil and natural gas.

The EPA, and several states, have established regulations concerning the ownership and operation of above-ground fuel storage tanks (“ASTs”) and underground fuel storage tanks (“USTs”), the release of hazardous substances into the air, water, and land; the storage, handling, disposal, and transportation of hazardous materials; restrictions on exposure to hazardous substances; and maintaining safety and health of employees who handle or are exposed to such substances. In addition, we are subject to regulations regarding fuel quality, fuel dispensing, and air emissions.
We are committed to compliance with all applicable environmental laws and regulations. Our environmental department maintains direct interaction with federal, state, and local environmental agencies for each state in which we operate. As part of our environmental risk management process, we engage environmental consultants and service providers to assist in analyzing our exposure to environmental risks by developing remediation plans, providing other environmental services, and taking corrective actions as necessary.
Trademarks and Other Intellectual Property
We use a combination of intellectual property rights, including trademarks, trade secrets and contractual rights to protect our brand. We have registered or applied to register certain of our trademarks in the United States and Canada.
In addition, we have a number of non-exclusive licenses to use various trademarks within the framework of their field of activities for the supply and sale of branded fuels at certain locations, where the usage rights in those commercial names have been extended to us within the framework of agreements for the purchase and marketing of fuels from those suppliers.
Human Capital Resources
As of September 30, 2025, Yesway had approximately           employees, including approximately           full-time employees and           part-time employees, with approximately           being

in retail positions and           filling corporate and field management positions. None of our employees are represented by a labor union or have terms of employment that are subject to a collective bargaining agreement.
We are committed to ensuring a diverse and inclusive workforce that reflects our consumers and the communities we serve. We are proud to say that women make up a majority of our workforce and over 40% of our employees identify as people of color. We support and foster a culture of diversity and will continue to promote an inclusive environment at all levels of our Company.
We are committed to creating a high performing culture that attracts, motivates, retains, and rewards top talent, and we have put in place certain initiatives to achieve this goal. For example, we have implemented a bonus incentive program for our employees that is based on Company performance, personal performance, and achievement of certain sales targets. We also offer comprehensive training, focusing on customer service, operational duties, policies, and safety, to our new and existing employees through on-the-job instruction and online modules, including offerings by Yesway University, our online learning portal. When acquiring or building new stores, employees are hired and trained by dedicated operations subject matter experts to ensure a seamless integration. In addition, we promote employee retention by providing competitive wages and attractive benefits, and via strategic engagement initiatives.
We also remain dedicated to the health, safety, and well-being of our team members. Our Hospitality Heroes program recognizes and financially rewards employees nominated by peers and customers for their exceptional service. Since launching Hospitality Heroes in 2020 to honor the dedication of our essential worker team members on the frontline of the pandemic, we have expanded the program to celebrate our colleagues who lead with compassion, model our safety standards, and deliver outstanding service.
Legal Proceedings
We are, from time to time, party to various claims and legal proceedings arising out of our ordinary course of business, but we do not believe that any of these claims or proceedings will have a material effect on our business, consolidated financial condition, or results of operations.

MANAGEMENT
The following table provides information regarding our executive officers and members of our board of directors (ages as of the date of this prospectus):
Name	Age	Position(s)
Thomas N. Trkla	66	Chairman, Chief Executive Officer, President, and Director
Ericka L. Ayles	47	Chief Financial Officer and Treasurer
Kurt M. Zernich	60	General Counsel and Secretary
		Director
		Director
		Director
Executive Officers, Directors and Director Nominees
Thomas N. Trkla is one of the founders of Yesway, Inc. and has served as Yesway, Inc.’s Chairman, Chief Executive Officer, President, and as a member of our board of directors since its formation. He is also the Chairman, and Chief Executive Officer of Brookwood, which he founded in May 1993, and Parent as well as Chairman of Brookwood’s and Parent’s Executive and Investment Committees. Mr. Trkla currently serves as an Advisory Committee member of the Massachusetts Campaign for Children, a non-profit statewide child advocacy organization, a Director of the Princeton Association of New England, a Director of the Foundation for Excellence in Higher Education, a Director of the Land Conservation Assistance Network (LandCAN), a member of the Advisory Council for the James Madison Society at Princeton University, and a member of the Urban Land Institute. In 2021, Mr. Trkla was named an Entrepreneur of The Year® 2021 Southwest Award winner by Ernst & Young LLP. Mr. Trkla holds a Bachelor of Arts degree from Princeton University and a Master of Management degree from the Kellogg School of Management at Northwestern University. In 2004, he completed the Oxford Strategic Leadership Programme at the University of Oxford’s Saïd Business School.
We believe Mr. Trkla is qualified to serve on Yesway, Inc.’s board of directors due to his extensive experience in the industry, broad financial expertise, years of leadership experience and his knowledge of our business, gained through his services as our founder, Chairman, Chief Executive Officer, and President.
Ericka L. Ayles has served as Yesway, Inc.’s Chief Financial Officer and Treasurer since its formation. She is also a Senior Managing Director and the Chief Financial Officer of Brookwood as well as a member of Brookwood’s and Parent’s Executive and Investment Committees. Prior to joining Brookwood and Yesway, Ms. Ayles worked as a client manager for JDJ Family Office Services, a private financial and administrative service company for high-net-worth families and individuals. From 2002 until 2014, Ms. Ayles worked at New Boston Fund, Inc. as Vice President of Portfolio and Financial Reporting. Previously, Ms. Ayles was a Senior Associate at PricewaterhouseCoopers, LLP. In 2019, she was recognized as a Senior Level Leader in the annual CS-News “Top Women in Convenience” awards program. In 2021, she was recognized as a Woman of the Year in the annual CS-News “Top Women in Convenience” awards program. Ms. Ayles is a graduate of Bryant College. In 2017, she completed the Oxford Strategic Leadership Programme at the University of Oxford’s Saïd Business School.
Kurt M. Zernich has served as Yesway, Inc.’s General Counsel and Secretary since its formation. He is also a member and Senior Advisor of Brookwood, as well as a member of Brookwood’s and Parent’s Executive and Investment Committees. Prior to joining Yesway, Mr. Zernich served as the Director of Asset Management and General Counsel for Brookwood. Mr. Zernich was previously a Private Equity and Mergers and Acquisitions Associate at the Chicago law firm of Ungaretti & Harris. Prior to entering into the practice of law, Mr. Zernich worked at the cash management division of the Pennsylvania Treasury Department. Mr. serves as a Director of TruAge, a not-for-profit company providing a solution for age verification in connection with the sale of age-restricted products. Mr. Zernich holds a Bachelor of Science in Finance from the University of Virginia, a Master of Business Administration from the University of Pittsburgh, and a Juris Doctor degree from the Northwestern University School of Law. In 2018, he completed the Oxford Strategic Leadership Programme at the University of Oxford’s Saïd Business School.

Family Relationships
There are no family relationships among any of our executive officers or directors.
Composition of our Board of Directors
Our business and affairs are managed under the direction of our board of directors, which will consist of           members upon consummation of the Transactions. Our amended and restated certificate of incorporation will provide that the number of directors on our board of directors will be fixed exclusively by resolution adopted by our board of directors (provided that such number will not be less than the aggregate number of directors that the parties to the Stockholders Agreement are entitled to designate from time to time). Our amended and restated certificate of incorporation will provide that our board of directors will be divided into three classes, as nearly equal in number as possible, with the directors in each class serving for a three-year term, and one class being elected each year by our stockholders.
When considering whether directors have the experience, qualifications, attributes or skills, taken as a whole, to enable our board of directors to satisfy its oversight responsibilities effectively in light of our business and structure, the board of directors focuses primarily on each person’s background and experience as reflected in the information discussed in each of the directors’ individual biographies set forth above. We believe that our directors provide an appropriate mix of experience and skills relevant to the size and nature of our business.
Prior to the consummation of the Transactions, we will enter into the Stockholders Agreement with Brookwood, pursuant to which each party thereto will agree to vote, or cause to be voted, all of their outstanding shares of our Class A common stock and Class B common stock at any annual or special meeting of stockholders in which directors are elected, so as to cause the election of the Brookwood Directors. Immediately following the consummation of the Transactions, assuming an initial public offering price of $         per share, the midpoint of the price range set forth on the cover page of this prospectus, Brookwood will own         shares of Class B common stock of Yesway, Inc., which will represent approximately        % of the combined voting power of all of Yesway, Inc.’s common stock. For a description of the terms of the Stockholders Agreement, see “Certain Relationships and Related Party Transactions—Stockholders Agreement.”
In accordance with our amended and restated certificate of incorporation which will take effect in connection with the Transactions, our board of directors will be divided into three classes with staggered three-year terms. At each annual meeting of stockholders after the initial classification, the successors to the directors whose terms will then expire will be elected to serve from the time of election and qualification until the third annual meeting following their election. Our directors will be divided among the three classes as follows:
•
the Class I directors will be                 and                 , and their terms will expire at the first annual meeting of stockholders to be held after the completion of this offering;

•
the Class II directors will be                 , and his term will expire at the second annual meeting of stockholders to be held after the completion of this offering; and

•
the Class III directors will be                 ,                 and                 , and their terms will expire at the third annual meeting of stockholders to be held after the completion of this offering.

Any increase or decrease in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. This classification of our board of directors may have the effect of delaying or preventing changes in control of our Company.
Director Independence
Prior to the consummation of the Transactions, our board of directors undertook a review of the independence of our directors and considered whether any director has a relationship with us that could compromise that director’s ability to exercise independent judgment in carrying out that director’s responsibilities. Our board of directors has affirmatively determined that                 ,                 and           will each be an “independent director,” as defined under the rules of the Nasdaq Stock Market.

Controlled Company Exception
After the consummation of the Transactions, Brookwood will have more than 50% of the combined voting power of our common stock. As a result, we will be a “controlled company” within the meaning of the corporate governance standards of the rules of the Nasdaq Stock Market and intend to elect not to comply with certain corporate governance standards, including that: (1) a majority of our board of directors consists of “independent directors,” as defined under the rules of the Nasdaq Stock Market; (2) we have a nominating and corporate governance committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; (3) we have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and (4) we perform annual performance evaluations of the nominating and corporate governance and compensation committees. Immediately following the consummation of the Transactions, we intend to rely on certain of the exemptions listed above, and we will not have an entirely independent compensation committee or perform annual performance evaluations of the nominating and corporate governance and compensation committees unless and until such time as we are required to do so. We may also elect to rely on additional exemptions for so long as we remain a “controlled company.” Accordingly, you may not have the same protections afforded to stockholders of companies that are subject to all of these corporate governance requirements. In the event that we cease to be a “controlled company” and our shares continue to be listed on the Nasdaq Stock Market, we will be required to comply with these provisions within the applicable transition periods. See “Risk Factors—Risks related to the Offering and Ownership of Our Class A Common Stock—We are a “controlled company” within the meaning of the rules of the Nasdaq Stock Market and, as a result, will qualify for, and intend to rely on, exemptions from certain corporate governance requirements. You may not have the same protections afforded to stockholders of companies that are subject to such corporate governance requirements.”
Committees of Our Board of Directors
Our board of directors directs the management of our business and affairs, as provided by Delaware law, and conducts its business through meetings of the board of directors and its standing committees. We will have a standing audit committee, nominating and corporate governance committee and compensation committee. In addition, from time to time, special committees may be established under the direction of the board of directors when necessary to address specific issues.
Audit Committee
Our audit committee will be responsible for, among other things:
•
appointing, approving the fees of, retaining and overseeing our independent registered public accounting firm;

•
discussing with our independent registered public accounting firm their independence from management;

•
discussing with our independent registered public accounting firm any audit problems or difficulties and management’s response;

•
approving all audit and permissible non-audit services to be performed by our independent registered public accounting firm;

•
overseeing the financial reporting process and discussing with management and our independent registered public accounting firm the interim and annual financial statements that we file with the SEC;

•
reviewing our policies on risk assessment and risk management, including, among other things, cybersecurity risks;

•
reviewing related person transactions; and

•
establishing procedures for the confidential anonymous submission of complaints regarding questionable accounting, internal controls or auditing matters, and for the confidential anonymous submission of concerns regarding questionable accounting or auditing matters.

Upon the consummation of the Transactions, our audit committee will consist of                 and           , with                 serving as chair. Rule 10A-3 of the Exchange Act and the rules of the Nasdaq Stock Market require that our audit committee have at least one independent member upon the listing of our Class A common stock, have a majority of independent members within 90 days of the date of this prospectus and be composed entirely of independent members within one year of the date of this prospectus. Our board of directors has affirmatively determined that           and                 will each meet the definition of “independent director” under the rules of the Nasdaq Stock Market and the independence standards under Rule 10A-3 of the Exchange Act. Each member of our audit committee meets the financial literacy requirements of the rules of the Nasdaq Stock Market. In addition, our board of directors has determined that                 will qualify as an “audit committee financial expert,” as such term is defined in Item 407(d)(5) of Regulation S-K. Our board of directors has adopted a written charter for the audit committee, which will be available on our principal corporate website at www.yesway.com substantially concurrently with the consummation of the Transactions. The information on any of our websites is deemed not to be incorporated in this prospectus or to be part of this prospectus.
Nominating and Corporate Governance Committee
Our nominating and corporate governance committee will be responsible for, among other things:
•
identifying individuals qualified to become members of our board of directors, consistent with criteria set forth in our corporate governance guidelines and in accordance with the terms of the Stockholders Agreement;

•
annually reviewing the committee structure of the board of directors and recommending to the board of the directors the directors to serve as members of each committee; and

•
developing and recommending to our board of directors a set of corporate governance guidelines.

Upon the consummation of the Transactions, our nominating and corporate governance committee will consist of                 ,                 and                 , with                 serving as chair. We intend to avail ourselves of the “controlled company” exception under the rules of the Nasdaq Stock Market, which exempts us from the requirement that we have a nominating and corporate governance committee composed entirely of independent directors.           does not qualify as “independent directors” under the rules of the Nasdaq Stock Market. Our board of directors has adopted a written charter for the nominating and corporate governance committee, which will be available on our principal corporate website at www.yesway.com substantially concurrently with the consummation of the Transactions. The information on any of our websites is deemed not to be incorporated in this prospectus or to be part of this prospectus.
Compensation Committee
Our compensation committee will be responsible for, among other things:
•
reviewing and approving, or recommending that the board of directors approve, the compensation of our Chief Executive Officer and other executive officers;

•
making recommendations to the board of directors regarding director compensation; and

•
reviewing and approving incentive compensation and equity-based plans and arrangements and making grants of cash-based and equity-based awards under such plans.

Upon the consummation of the Transactions, our compensation committee will consist of                 ,           and           , with           serving as chair. We intend to avail ourselves of the “controlled company” exception under the rules of the Nasdaq Stock Market, which exempts us from the requirement that we have a compensation committee composed entirely of independent directors.                 does not qualify as an “independent director” under the rules of the Nasdaq Stock Market. Our board of directors has adopted a written charter for the compensation committee, which will be available on our principal corporate website at www.yesway.com substantially concurrently with the consummation of the Transactions. The information on any of our websites is deemed not to be incorporated in this prospectus or to be part of this prospectus.

Risk Oversight
Our audit committee will be responsible for overseeing our risk management process. Our audit committee will focus on our general risk management policies and strategy, the most significant risks facing us, and overseeing the implementation of risk mitigation strategies by management. The audit committee will provide oversight over enterprise and market risks as well as more specific matters such as cybersecurity risks. As to cybersecurity risks in particular, the audit committee anticipates that management will provide periodic updates to the committee regarding corporate processes in place to assess and identify potential cyber risks and steps that have been established to manage the identified risks, including those arising from the use of third-party service providers. The audit committee expects that management will periodically inform the committee of detected security concerns and mitigation and remediation efforts instituted by management in response and that material cybersecurity incidents will be brought to the audit committee’s attention in a timely manner.
Risk Considerations in our Compensation Program
We conducted an assessment of our compensation policies and practices for our employees and concluded that these policies and practices are not reasonably likely to have a material adverse effect on our Company.
Compensation Committee Interlocks and Insider Participation
Thomas N. Trkla serves as a member of the board of directors or compensation committee (or other committee performing equivalent functions) of Brookwood, which has one or more executive officers serving on our board of directors or compensation committee.
Code of Ethics and Code of Conduct
Prior to the completion of the Transactions, we will adopt a written code of business conduct and ethics that applies to our directors, officers and employees, including our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. A copy of the code will be posted on our website, www.yesway.com. In addition, we intend to post on our website all disclosures that are required by law or the rules of the Nasdaq Stock Market concerning any amendments to, or waivers from, any provision of the code. The information on any of our websites is deemed not to be incorporated in this prospectus or to be part of this prospectus.

EXECUTIVE COMPENSATION DISCUSSION AND ANALYSIS
In this Compensation Discussion and Analysis (“CD&A”) set forth below, we provide an overview and analysis of the compensation awarded to or earned by our named executive officers identified in the Summary Compensation Table below, including the elements of our compensation program for named executive officers, material compensation decisions made under that program, and the material factors considered in making those decisions. Our named executive officers for the year ended December 31, 2024 (collectively, our “named executive officers”) were:
•
Thomas N. Trkla, Chairman, Chief Executive Officer, President and Director;

•
Ericka L. Ayles, Chief Financial Officer and Treasurer; and

•
Kurt M. Zernich, General Counsel and Secretary.

During 2024, our named executive officers also held positions with our sponsor Brookwood—Mr. Trkla as Chief Executive Officer, Ms. Ayles as Chief Financial Officer and Mr. Zernich as a Senior Advisor. Because the services provided by our named executive officers to Brookwood were separate and distinct from their services provided to the Company, we have not included a description of the compensation paid by Brookwood to our named executive officers in respect of such services provided by them to Brookwood in 2024 in this CD&A or the numerical tables below.
The information described herein is largely historical, but we expect to adopt a public company compensation structure for our executive officers following the completion of this offering. In keeping with our new role as a publicly-held company, we also intend to maintain a commitment to strong corporate governance in connection with our named executive officer compensation arrangements where our newly formed compensation committee will work with management to develop and maintain a compensation framework following this offering that is appropriate and competitive for a public company.
Details of our Compensation Program
Compensation Philosophy, Objectives and Rewards
Historically, our executive compensation program has been designed to motivate, attract and retain key executive talent to ensure our success. The program seeks to align executive compensation with applicable financial and strategic objectives and performance, including by providing executives with an equity participation stake in our various residual participation plans to ensure their interests are aligned with maximizing our performance. We have provided compensation packages that were designed to be fair and competitive and that are designed to incentivize executives to meet and exceed business goals. Our compensation programs for our executives have historically been weighted towards rewarding both short- and long-term performance incentives through a mix of cash and equity residual compensation, providing executives with an opportunity to share in the appreciation of the firm’s investments and the business over time. We have historically not provided significant perquisites to our executives, including our named executive officers.
Following this offering, we expect to continue to make determinations regarding compensation to be paid to our named executive officers based on our compensation objectives of attracting, incentivizing and retaining key employees, including our named executive officers, and emphasizing the link between pay and performance. In keeping with our new role as a publicly-held company, we also intend to maintain a commitment to strong corporate governance in connection with our named executive officer compensation arrangements.
Determination of Compensation
Historically, our Chief Executive Officer, Mr. Trkla, has been responsible for designing and administering executive compensation programs, aligned with the overall compensation program philosophy established by Mr. Trkla. Compensation for our named executive officers was determined by Mr. Trkla (other than with respect to his own compensation), while Mr. Trkla’s compensation was negotiated and determined between himself and other Brookwood and/or Company personnel. The compensation arrangements have been influenced by a variety of factors, including the relevant experience of the individual, competitive standards of pay and relevant benchmarking and compensation survey information.
We expect that our board of directors and the compensation committee will make future compensation decisions with respect to our named executive officers following the completion of this offering. As we continue to develop a public company compensation structure, we anticipate that we will increasingly rely on benchmarking and other market data provided by external consultants in setting compensation for our executive officers, including our named executive officers. Accordingly, the compensation paid to our named executive officers for fiscal year 2024 is not necessarily indicative of how we will compensate our named executive officers after this offering.
Role of Compensation Consultant in Determining Executive Compensation
In connection with our preparation for a public offering and designing our go-forward compensation programs once we become a publicly-held company, we engaged Pearl Meyer, an independent compensation consulting firm, to provide executive compensation advisory services, help evaluate our compensation philosophy and objectives, and provide guidance in administering our executive compensation program. In setting compensation, we do not benchmark any of the below compensation elements to any specified compensation levels. Following this offering, our compensation committee expects to develop a peer group for us to utilize for benchmarking and peer group analysis in determining and developing compensation packages for our named executive officers.
Elements of Our Executive Compensation Program
Historically, our executive compensation program consisted of the following elements, each established as part of our program in order to achieve the compensation objective specified below:
Compensation Element	Compensation Objectives Designed to be Achieved and Key Features
Base Salary	Attracts and retains key talent by providing base cash compensation at competitive levels
Cash-Based Incentive Compensation	Provides short-term incentives based on annual performance
Equity-Based Compensation	Provides long-term incentives to drive financial and operational performance
Retirement Benefits	Attracts and retains key talent by providing vehicles to plan for the future
We do not currently have formal policies relating to the allocation of total compensation among the various elements of our compensation program.
Base Salaries
The base salaries of our named executive officers are an important part of their total compensation package, and are intended to reflect their respective skills and responsibilities. Base salary is a visible and stable fixed component of our compensation program. For 2024, base salaries for our named executive officers were determined by our Chief Executive Officer (and with respect to his own base salary, in consultation with our other personnel) at levels deemed competitive and reflective of the executive’s position. Following this offering, we intend to evaluate the mix of base salary, short-term incentive compensation, and long-term incentive compensation to appropriately align the interests of our named executive officers with those of our stockholders. The following table sets forth the base salaries of our named executive officers for fiscal year 2024:
Named Executive Officer	Fiscal 2024 Base Salary
Thomas N. Trkla	$1,522,800
Ericka L. Ayles	$751,112
Kurt M. Zernich	$521,960

Effective January 1, 2025, the base salaries for Ms. Ayles and Mr. Zernich were increased to $771,768 and $536,314, respectively.
Cash-Based Incentive Compensation
For fiscal year 2024, our executives were eligible to receive discretionary variable cash bonuses earned based on Company financial performance and a qualitative assessment of individual performance, as determined by Mr. Trkla in consultation with Company personnel. We believe that providing discretionary bonuses has incentivized executives to achieve superior Company financial performance as well as individual performance.
The following table sets forth the cash incentive bonuses of our named executive officers for fiscal 2024:
Named Executive Officer	Fiscal 2024 Incentive Bonus
Thomas N. Trkla	$1,979,640
Ericka L. Ayles	$535,000
Kurt M. Zernich	$298,000
Following the completion of this offering, we expect that our board of directors and/or the compensation committee will establish and administer a cash incentive program pursuant to which our executives will be eligible to earn cash bonuses based on the achievement of pre-established performance goals.
In connection with this offering, the board of directors approved target bonus opportunities for Mr. Trkla, Ms. Ayles and Mr. Zernich of       %,       % and       % of their respective base salaries, effective as of the consummation of this offering.
Equity-Based Compensation
Our named executive officers currently hold profits interests in BW Ultimate Parent, LLC pursuant to the BW Ultimate Parent, LLC Unit Incentive Plan (“Parent Incentive Plan”) and award agreements thereunder. We refer to these profits interests as “Series P Interests.” Historically, our Chief Executive Officer has made all equity grant decisions with respect to our executive officers, and we anticipate that, upon completion of this offering, the compensation committee will, subject to approval by the board of directors as deemed necessary by the compensation committee, determine the size and terms and conditions of equity grants to our executive officers in accordance with the terms of the applicable incentive equity program.
The Series P Interests for each of the named executive officers vest as to 20% of such award on the date of grant and as to an additional 20% of such award on each of the first four anniversaries of the grant date such that 100% of the award is vested on the fourth anniversary of the grant date, subject to the executive’s continued service through such date (except those for Mr. Trkla’s personal company, which vest as to 100% of such award on the date of grant). The vesting of the Series P Interests is subject to full acceleration upon the occurrence of certain corporate transactions, including an initial public offering of Parent or any of its subsidiaries. The Series P Interests held by our named executive officers were all fully vested as of December 31, 2024.
No profits interests were granted to our named executive officers in the 2024 fiscal year. In connection with the consummation of the Transactions, the Series P Interests in Parent held by our named executive officers will be exchanged for LLC Interests.
2025 Incentive Award Plan
We view equity-based compensation as a critical component of our balanced total compensation program. Equity-based compensation creates an ownership culture among our employees that provides an incentive to contribute to the continued growth and development of our business and aligns interest of executives with those of our stockholders.
In connection with this offering, we intend to adopt the 2025 Incentive Award Plan (the “2025 Plan”) in order to facilitate the grant of cash and equity incentives to directors, employees (including our named executive officers) and consultants of our company and certain of its affiliates and to enable our company and certain of its affiliates to obtain and retain services of these individuals, which is essential to our long-term success. For additional information about the 2025 Plan, please see the section titled “Equity Incentive Plans” below.
IPO Grants
In connection with this offering, we intend to grant stock options and/or restricted stock unit awards to certain of our employees, including our named executive officers, under the 2025 Plan. We intend to grant, in the aggregate, equity awards with an aggregate value of approximately $       and with respect to an aggregate of approximately             shares, based on an assumed initial offering price of $       per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus.
We expect to make grants of stock options and restricted stock units under the 2025 Plan to each of Mr. Trkla, Ms. Ayles and Mr. Zernich in connection with this offering. The awards of options granted to Mr. Trkla, Ms. Ayles and Mr. Zernich will have an aggregate grant date value of approximately $      , $       and $       (with the number of options subject to such award determined based on a Black-Scholes methodology), respectively, and will have an exercise price equal to the per share offering price of our Class A common stock. The awards of restricted stock units granted to Mr. Trkla, Ms. Ayles and Mr. Zernich will have an aggregate grant date value of approximately $      , $       and $      , respectively. Such awards will vest as to:
Perquisites and Other Benefits
We generally do not view perquisites as a material component of our executive compensation program. We also do not generally provide any tax “gross ups” to our named executive officers.
Health and Welfare Benefits
Health/Welfare Plans.   For 2024, our named executive officers were eligible to participate in Company health and welfare plans, including:
•
medical, dental and vision benefits;

•
medical and dependent care flexible spending accounts;

•
short-term and long-term disability insurance; and

•
life insurance.

Following the completion of this offering, we expect that our named executive officers will participate in our health and welfare plans.
None of our named executive officers participated in any supplemental health and welfare plans during 2024. We believe the benefits described above are necessary and appropriate to provide a competitive compensation package to our named executive officers.
Deferred Compensation and Other Retirement Benefits
401(k)Plan
Our named executive officers currently participate in a 401(k)-retirement savings plan for the Company’s employees who satisfy certain eligibility requirements. Our named executive officers are eligible to participate in the 401(k) plan on the same terms as other full-time employees. The 401(k) plan permits the Company to make matching contributions to eligible participants. Currently, the Company matches 50% of contributions made by participants in the 401(k) plan up to 4% of the employee contributions. Employer matching contributions become 20% vested after one year of service and continue vesting thereafter at 20% per year until they are 100% vested following five years of service.
We believe that providing a vehicle for tax-deferred retirement savings though our 401(k) plan adds to the overall desirability of our executive compensation package and further incentivizes our employees, including our named executive officers, in accordance with our compensation policies.

We do not maintain any defined benefit pension plans or deferred compensation plans for our named executive officers.
Employment and Severance Arrangements
We are party to offer letters with each of our named executive officers. Each of our named executive officers is also eligible to participate in the BW Gas & Convenience Holdings, LLC Executive Severance Plan.
Tax Considerations
Section 409A of the Internal Revenue Code
Section 409A of the U.S. Internal Revenue Code of 1986, as amended (the “Code”) requires that “nonqualified deferred compensation” be deferred and paid under plans or arrangements that satisfy the requirements of the statute with respect to the timing of deferral elections, timing of payments and certain other matters. Failure to satisfy these requirements can expose employees and other service providers to accelerated income tax liabilities, penalty taxes and interest on their vested compensation under such plans. Accordingly, as a general matter, it is our intention to design and administer our compensation and benefits plans and arrangements for all of our employees and other service providers, including our named executive officers, so that they are either exempt from, or satisfy the requirements of, Section 409A of the Code.
Section 280G of the Internal Revenue Code
Section 280G of the Code disallows a tax deduction with respect to excess parachute payments to certain executives of companies that undergo a change in control. In addition, Section 4999 of the Code imposes a 20% penalty on the individual receiving the excess payment.
Parachute payments are compensation that is linked to or triggered by a change in control and may include, but are not limited to, bonus payments, severance payments, certain fringe benefits, and payments and acceleration of vesting from long-term incentive plans including stock options and other equity-based compensation. Excess parachute payments are parachute payments that exceed a threshold determined under Section 280G of the Code based on the executive’s prior compensation. In approving the compensation arrangements for our named executive officers in the future, the compensation committee will consider all elements of the cost to the Company of providing such compensation, including the potential impact of Section 280G of the Code. However, the compensation committee may, in its judgment, authorize compensation arrangements that could give rise to loss of deductibility under Section 280G of the Code and the imposition of excise taxes under Section 4999 of the Code when it believes that such arrangements are appropriate to attract and retain executive talent.
Section 162(m) of the Internal Revenue Code
Section 162(m) of the Code generally limits, for U.S. corporate income tax purposes, the annual tax deductibility of compensation paid to certain current and former executive officers to $1 million, subject to a transition rule for written binding contracts in effect on November 2, 2017, and not materially modified after that date. Furthermore, although the Company believes that tax deductibility of executive compensation is an important consideration, the compensation committee in its judgement may, nevertheless, authorize compensation payments that are not fully tax deductible.
Accounting for Stock-Based Compensation
The Company accounts for stock-based compensation in accordance with the requirements of Accounting Standards Codification (“ASC”) Topic 718, “Stock Compensation.” The Company also takes into consideration ASC Topic 718 and other generally accepted accounting principles in determining changes to policies and practices for its stock-based compensation programs.
COMPENSATION OF OUR NAMED EXECUTIVE OFFICERS
Summary Compensation Table
The following table contains information about the compensation earned by each of our named executive officers during our most recently completed fiscal year ended December 31, 2024.

Name and Principal Position	Year	Salary	Bonus	Stock Awards(1)	All Other Compensation(2)	Total
Thomas N. Trkla Chairman, Chief Executive Officer, President and Director	2024	$1,522,800	$1,979,640	—	—	$3,502,440
Ericka L. Ayles Chief Financial Officer and Treasurer	2024	$751,112	$535,000	—	—	$1,286,112
Kurt M. Zernich General Counsel and Secretary	2024	$521,960	$298,000	—	$6,900	$826,860

(1)
No Series P Interests in Parent were granted during fiscal year 2024.

(2)
The amount reflects Company matching contributions to the 401(k) plan account of Mr. Zernich.

Grants of Plan-Based Awards
There were no grants of equity or non-equity incentive awards to our named executive officers in the 2024 fiscal year.
Summary of Executive Compensation Arrangements
As described above, we were not party to any employment agreements with our named executive officers prior to this offering.
Offer Letters
On September 20, 2021, we entered into offer letters with each of Mr. Trkla, Ms. Ayles and Mr. Zernich setting forth the terms and conditions for each executive’s employment (the “Offer Letters”). The Offer Letters are not for any specific term and may be terminated by either party at any time for any reason. Pursuant to the Offer Letters, each of Mr. Trkla, Ms. Ayles and Mr. Zernich are entitled to the annual base salaries and discretionary variable cash bonuses, described above, which may be increased from time to time. In addition, pursuant to the Offer Letters, each of the named executive officer is eligible to participate in the Severance Plan (as defined below).
Executive Severance Plan
On May 31, 2022, we adopted the BW Gas & Convenience Holdings, LLC Executive Severance Plan (the “Severance Plan”), pursuant to which our named executive officers may receive severance benefits in connection with certain terminations of employment.
In the event a covered employee is terminated by the Company without Cause (as defined in the Severance Plan), or a covered employee terminates his or her employment for Good Reason (as defined in the Severance Plan), then such participant will be entitled to receive:
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An amount equal to the product of (i) the participant’s applicable severance multiplier (3.0 for Mr. Trkla and 1.5 for Ms. Ayles and Mr. Zernich) (the “Severance Multiplier”) and (ii) the sum of (x) such participant’s base salary rate in effect immediately prior to his or her termination (the “Base Salary Rate”), (y) the participant’s target annual bonus for the year in which such participant’s termination of employment occurs, which shall be reduced by any garden leave payments payable as described below, and (z) the target grant date value of the participant’s annual equity award for the year in which such participant’s termination of employment occurs, which shall be payable in a single lump sum;

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Payment or reimbursement of the premiums for such participant’s and his or her covered eligible dependents’ health insurance coverage under COBRA for the period commencing on such participant’s termination of employment and ending on the earliest of (i) the number of years (or partial years, if applicable) thereafter equal to the Severance Multiplier, (ii) the date such participant is no longer eligible for COBRA continuation coverage, and (iii) the date on which the participant becomes eligible to receive group health coverage from another employer; and

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The participant’s equity awards outstanding as of the date of participant’s termination of employment will remain outstanding and eligible to vest through the last day of the applicable severance period (36 months for Mr. Trkla and 18 months for Ms. Ayles and Mr. Zernich) without regard for any requirement of continued employment, with any such equity awards subject to performance or other non-time based vesting criteria being eligible to vest based on the actual achievement of such performance criteria.

Receipt of severance benefits under the Severance Plan is subject to: (a) the covered employee’s compliance with certain restrictive covenants, including (i) a post-termination non-competition covenant for (A) twelve (12) months if the participant is terminated by the Company for Cause or the participant terminates his or her employment for any reason other than for Good Reason, and (B) for an additional twelve (12) months if the participant breaches his or her fiduciary duties to the Company or unlawfully takes any property belonging to the Company or its subsidiaries; (ii) post-termination non-solicitation of customers and employees covenants for twelve (12) months, (iii) a perpetual confidentiality covenant and (iv) a perpetual non-disparagement covenant in favor of the Company; (b) the covered employee’s execution and non-revocation of a general release of claims and (c) the covered employee’s execution and delivery of a participation letter with respect to the Severance Plan.
During the twelve (12)-month post-termination non-compete restricted period described above, the participant will be eligible to receive garden leave payments at a rate of 50% of the participant’s highest Base Salary Rate within the two-year period prior to such participant’s termination, subject to the terms of the Severance Plan.
The Severance Plan also contains a Code Section 280G “cutback” such that payments or benefits that the participant receives in connection with a change in control will be reduced to the extent necessary to avoid the imposition of any excise tax under Code Sections 280G and 4999 if such reduction would result in a greater after-tax payment amount to the participant.
Outstanding Equity Awards at Fiscal Year-End Table
The following table sets forth certain information regarding the number of outstanding Series P Interests for each named executive officer as of December 31, 2024.
Stock Awards(1)
Name	Number of Shares or Units of Stock That Have Not Vested (#)(2)	Value of Shares or Units of Stock That Have Not Vested ($)(2)
Thomas N. Trkla	—	—
Ericka L. Ayles	—	—
Kurt M. Zernich	—	—

(1)
The Series P Interests were issued as “profits interests” for U.S. federal income tax purposes and did not require the payment of an exercise price, but rather entitled the holder to participate in our future appreciation from and after the date of grant of the applicable Series P Interests. Each Series P Interest was granted with a threshold value, or “participation threshold”, applicable to such Series P Interest. The threshold amount represented the cumulative distributions that were required to have been made by us pursuant to the Parent limited liability company agreement before a grantee would have been entitled to receive any distributions or payments in respect of such grantee’s Series P Interests. The participation threshold for each grant of Series P Interests was $762,110,000.

(2)
None of Series P Interest in Parent held by our named executive officers were unvested as of December 31, 2024

Option Exercises and Stock Vested Table
Stock Awards
Name	Number of Shares Acquired on Vesting(1) (#)	Value Realized on Vesting(2) ($)
Thomas N. Trkla	—	—
Ericka L. Ayles	—	—
Kurt M. Zernich	—	—

(1)
Represents vested Series P Interests for Mr. Trkla, Ms. Ayles and Mr. Zernich with respect to 0.13275%, 0.0328% and 0.0302260%, respectively. During fiscal 2024, Parent was not unitized and the Series P Interests were granted on a percentage basis and did not represent a specific number of limited liability company units with respect to Parent.

(2)
The market value of our Series P Interests as of their respective vesting dates is not determinable and accordingly, we cannot calculate the market value of the Series P Interests as of such date.

Pension Benefits
Our named executive officers did not participate in any defined benefit plans.
Nonqualified Deferred Compensation
Our named executive officers did not participate in any nonqualified deferred compensation plans.
Potential Payments Upon Termination or Change in Control
The following table summarizes the payments that would be made to our named executive officers upon the occurrence of certain qualifying terminations of employment or change in control, in any case, occurring on December 31, 2024:
Name	Benefit	Termination Without Cause or for Good Reason (no Change in Control) ($)	Change in Control (no Termination) ($)(1)(3)	Termination Without Cause or for Good Reason in Connection with a Change in Control ($)
Thomas N. Trkla	Cash(2)	22,366,125	—	22,366,125
	Equity Acceleration(3)	—	—	—
	Continued Healthcare(6)	—	—	—
	Total(4)	22,366,125	—	22,366,125
Ericka L. Ayles	Cash(5)	3,058,908	—	3,058,908
	Equity Acceleration(3)	—	—	—
	Continued Healthcare(6)	—	—	—
	Total(4)	3,058,908	—	3,058,908
Kurt M. Zernich	Cash(5)	2,188,440	—	2,188,440
	Equity Acceleration(3)		—	—
	Continued Healthcare(6)	69,441	—	69,441
	Total(4)	2,257,881	—	2,257,881

(1)
Amounts reflected in the “Change in Control (no Termination)” column were calculated assuming that no qualifying termination occurred in connection with the change in control. The values of any additional benefits to the named executive officers that would arise only if a termination were to occur in connection with a change in control are disclosed in the footnotes to the “Termination Without Cause or for Good Reason in Connection with a Change in Control.”

(2)
Amounts reflect three times (3x) the sum of (i) the executive’s base salary at termination, (ii) the executive’s target annual bonus, and (iii) the target grant date value of the executive’s annual equity award for the year in which such participant’s termination of employment occurs.

(3)
The vesting of Series P Interests was subject to full acceleration upon the occurrence of certain corporate transactions, including an initial public offering or change in control of Parent or any of its subsidiaries. However, because the Series P Interests held by each named executive officer were fully vested as of December 31, 2024, no acceleration value is included in the table above.

(4)
Amounts shown are the maximum potential payment the named executive officer would have received as of December 31, 2024. Amounts of any reduction pursuant to the 280G best net cutback, if any, would be calculated upon actual termination of employment.

(5)
Amounts reflect one and a half times (1.5x) the sum of (i) the executive’s base salary at termination, (ii) the executive’s target annual bonus, and (iii) the target grant date value of the executive’s annual equity award for the year in which such participant’s termination of employment occurs.

(6)
Amount reflects the value associated with the continued provision of health benefits for 36 months for Mr. Trkla and 18 months for Ms. Ayles and Mr. Zernich. As Mr. Trkla and Ms. Ayles currently do not participate in company health plans, they would not receive any continued benefits pursuant to the Severance Plan.

Accelerated Vesting of Equity Awards
Upon the occurrence of a merger of Parent, an exchange of securities, dissolution, liquidation or sale or transfer of all or substantially all of its business or an initial public offering of Parent or its subsidiaries, all Series P Interests subject to time-based vesting shall accelerate and vest. Because the Series P Interests held by our named executive officers were fully vested as of December 31, 2024, none of the named executive officers would have received any acceleration of their Series P Interests or value in connection therewith in the event of a change in control on December 31, 2024.
Compensation of our Directors
During fiscal 2024, we did not pay any compensation to any non-employee directors. Mr. Trkla, who serves as both an executive officer and a director, did not receive any additional compensation for his service on our board of directors.
Non-Employee Director Compensation Policy
In connection with this offering, we intend to adopt a compensation program for our non-employee directors that consists of annual cash retainer fees and equity compensation to be effective as of the effectiveness of this offering. Pursuant to this policy, each eligible non-employee director will receive an annual cash retainer of $       that will be paid quarterly in arrears. In addition, an eligible director serving as the chairperson of the audit committee will receive an additional cash retainer of $       ; the chairperson of the compensation committee will receive an additional cash retainer of $       ; and the chairperson of the nominating and corporate governance committee will receive an additional cash retainer of $       . Additional retainer fees will not be paid solely for service on a committee.
Also, pursuant to this policy, we intend to grant such eligible non-employee directors an annual equity award of restricted stock units with a grant date value of $       (with prorated awards made to directors who join after this offering on a date other than the date of an annual meeting), which will generally vest in full on the earlier of (i) the day immediately prior to the date of our annual stockholder meeting immediately following the date of grant and (ii) the first anniversary of the grant date, subject to the non-employee director continuing in service through such date. Each non-employee director serving at the time of the offering will receive a one-time restricted stock unit award with a grant date value of $       in connection with the offering, which will vest on the first anniversary of the grant date, subject to the non-employee director’s continued service through the applicable vesting date. In the event of a change in control (as defined in the 2025 Plan), all outstanding equity awards granted to our non-employee directors pursuant to this policy will accelerate and vest in full.
Equity Incentive Plans
2025 Incentive Award Plan
In connection with this offering, we intend to adopt the 2025 Plan, under which we may grant cash and equity incentive awards to eligible service providers in order to attract, motivate and retain the talent for which we compete. The material terms of the 2025 Plan are summarized below. This summary is not a complete description of all provisions of the 2025 Plan and is qualified in its entirety by reference to the 2025 Plan, which is as an exhibit to the registration statement of which this prospectus is a part.
Eligibility and Administration
Our employees, consultants and directors will be eligible to receive awards under the 2025 Plan. Following our initial public offering, the 2025 Plan will be administered by our board of directors with respect to awards to non-employee directors and by our compensation committee with respect to other participants, each of which may delegate its duties and responsibilities to committees of our directors and/or officers (referred to collectively as the “plan administrator” below), subject to certain limitations that may be imposed under the

2025 Plan, Section 16 of the Exchange Act, and/or stock exchange rules, as applicable. The plan administrator will have the authority to make all determinations and interpretations under, prescribe all forms for use with, and adopt rules for the administration of, the 2025 Plan, subject to its express terms and conditions. The plan administrator will also set the terms and conditions of all awards under the 2025 Plan, including any vesting and vesting acceleration conditions.
Limitation on Awards and Shares Available
The aggregate number of shares initially available for issuance under the 2025 Plan will be equal to the sum of (1)           shares of Class A common stock plus (2) an annual increase on January 1 of each calendar year beginning in           and ending on and including                 , by an amount equal to the lesser of (a)    % of the shares outstanding on the final day of the immediately preceding calendar year and (b) such smaller number of shares as determined by our board of directors. No more than           shares of Class A common stock may be issued under the 2025 Plan upon the exercise of incentive stock options. Shares available under the 2025 Plan may be authorized but unissued shares, shares purchased on the open market or treasury shares.
The share reserve formula under the 2025 Plan is intended to provide us with the continuing ability to grant equity awards to eligible employees, directors and consultants for the ten-year term of the 2025 Plan.
Awards granted under the 2025 Plan upon the assumption of, or in substitution for, outstanding equity awards previously granted by an entity in connection with a corporate transaction, such as a merger, combination, consolidation or acquisition of property or stock, will not reduce the shares available for grant under the 2025 Plan.
The 2025 Plan provides that the sum of compensation granted to a non-employee director pursuant to the 2025 Plan as compensation for services as a non-employee director during any calendar year shall not exceed the amount equal to $      . The plan administrator may make exceptions to this limit for individual non-employee directors in extraordinary circumstances, as the plan administrator may determine in its discretion, provided that the non-employee director receiving such additional compensation may not participate in the decision to award such compensation or in other contemporaneous compensation decisions involving non- employee directors.
Awards
The 2025 Plan provides for the grant of stock options, including incentive stock options (ISOs), and nonqualified stock options (NSOs), restricted stock, dividend equivalents, restricted stock units (RSUs), other stock-based awards, stock appreciation rights (SARs) and cash awards. Except for the equity awards to be granted in connection with this offering, no determination has been made as to the types or amounts of awards that will be granted to specific individuals pursuant to the 2025 Plan. Certain awards under the 2025 Plan may constitute or provide for a deferral of compensation, subject to Section 409A of the Code, which may impose additional requirements on the terms and conditions of such awards. All awards under the 2025 Plan will be set forth in award agreements, which will detail all terms and conditions of the awards, including any applicable vesting and payment terms and post-termination exercise limitations. Awards other than cash awards generally will be settled in shares of our Class A common stock, but the plan administrator may provide for cash settlement of any award. A brief description of each award type follows.
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Stock Options.   Stock options provide for the purchase of shares of our Class A common stock in the future at an exercise price set on the grant date. ISOs, by contrast to NSOs, may provide tax deferral beyond exercise and favorable capital gains tax treatment to their holders if certain holding period and other requirements of the Code are satisfied. The exercise price of a stock option may not be less than 100% of the fair market value of the underlying share on the date of grant (or 110% in the case of ISOs granted to 10% or more stockholders), except with respect to certain substitute options granted in connection with a corporate transaction. The term of a stock option may not be longer than ten years (or five years in the case of ISOs granted to 10% or more stockholders) and, unless otherwise specified in a stock option award agreement or by a stock option holder in writing, each vested and exercisable and in-the-money stock option automatically exercises on the last business day of such term. Vesting conditions determined by the plan administrator may apply to stock options and may include continued service, performance and/or other conditions.
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SARs.   SARs entitle their holder, upon exercise, to receive from us an amount equal to the appreciation of the shares subject to the award between the grant date and the exercise date. The exercise price of a SAR may not be less than 100% of the fair market value of the underlying share on the date of grant (except with respect to certain substitute SARs granted in connection with a corporate transaction). The term of a SAR may not be longer than ten years and, unless otherwise specified in a SAR award agreement or by a SAR holder in writing, each vested and exercisable and in-the-money SAR automatically exercises on the last business day of such term. Vesting conditions determined by the plan administrator may apply to SARs and may include continued service, performance and/or other conditions.

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Restricted Stock and RSUs.   Restricted stock is an award of nontransferable shares of our Class A common stock that remain forfeitable unless and until specified conditions are met, and which may be subject to a purchase price. RSUs are contractual promises to deliver shares of our Class A common stock in the future, which may also remain forfeitable unless and until specified conditions are met. Delivery of the shares underlying RSUs may be deferred under the terms of the award or at the election of the participant, if the plan administrator permits such a deferral. Conditions applicable to restricted stock and RSUs may be based on continuing service, the attainment of performance goals and/or such other conditions as the plan administrator may determine. Holders of restricted stock generally have all of the rights of a stockholder upon the issuance of restricted stock. RSU holders have no rights of a stockholder with respect to shares subject to RSUs unless and until such shares are delivered in settlement of the RSUs. In the sole discretion of the plan administrator, RSUs may also be settled for an amount of cash equal to the fair market value of the shares underlying the RSU on the RSU’s maturity date, or a combination of cash and shares.

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Other Stock or Cash-Based Awards.   Other stock or cash-based awards are awards of cash, fully vested shares of our Class A common stock and other awards denominated in, linked to, or derived from shares of our Class A common stock or value metrics related to our shares. Other stock or cash-based awards may be granted to participants and may also be available as a payment form in the settlement of other awards, as standalone payments and as payment in lieu of base salary, bonus, fees or other cash compensation otherwise payable to any individual who is eligible to receive awards. Conditions applicable to other stock or cash-based awards may be based on continuing service, the attainment of performance goals and/or such other conditions as the plan administrator may determine.

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Dividend Equivalents.   Dividend equivalents represent the right to receive the equivalent value of dividends paid on shares of our Class A common stock and may be granted alone or in tandem with awards other than stock options or SARs. Dividend equivalents are credited as of dividend record dates during the period between the date an award is granted and the date such award terminates or expires, as determined by the plan administrator. Dividend equivalents paid with respect to an award that are based on dividends paid prior to the vesting of such award shall only be paid out to the extent the vesting conditions of the award are satisfied and the award vests.

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Performance Awards.   Performance awards include any of the foregoing awards that are granted subject to vesting and/or payment based on the attainment of specified performance goals or other criteria the plan administrator may determine, which may or may not be objectively determinable. Performance criteria upon which performance goals are established by the plan administrator may include but are not limited to: (i) net earnings or losses (either before or after one or more of the following: (A) interest, (B) taxes, (C) depreciation, (D) amortization and (E) non-cash equity-based compensation expense), as may be adjusted by the Company; (ii) gross or net sales or revenue or sales or revenue growth; (iii) net income (either before or after taxes); (iv) adjusted net income; (v) operating earnings or profit (either before or after taxes); (vi) cash flow (including, but not limited to, operating cash flow and free cash flow); (vii) return on assets; (viii) return on capital (or invested capital) and cost of capital; (ix) return on stockholders’ equity; (x) total stockholder return; (xi) return on sales; (xii) gross or net profit or operating margin; (xiii) costs, reductions in costs and cost control measures; (xiv) expenses; (xv) working capital; (xvi) earnings or loss per share; (xvii) adjusted earnings or loss per share; (xviii) price per share or dividends per share (or appreciation in and/or maintenance of such price or dividends); (xix) regulatory achievements or compliance (including, without limitation, regulatory body approval for commercialization of a product); (xx) implementation or completion of critical projects; (xxi) market share; (xxii) economic value; (xxiii) individual employee performance; or (xxiv) any combination of the foregoing, any of which may be measured either in absolute terms for us or any operating unit of our company or as compared to any incremental increase or decrease or as compared to results of a peer group or to market performance indicators or indices.
Certain Transactions and Adjustments
The plan administrator has broad discretion to take action under the 2025 Plan, as well as make adjustments to the terms and conditions of existing and future awards, to prevent the dilution or enlargement of intended benefits and facilitate necessary or desirable changes in the event of certain transactions and events affecting our Class A common stock, such as stock dividends, stock splits, mergers, consolidations and other corporate transactions. In addition, in the event of certain non-reciprocal transactions with our stockholders known as “equity restructurings,” the plan administrator will make equitable adjustments to the 2025 Plan and outstanding awards. In the event of a “change in control” of the Company (as defined in the 2025 Plan), to the extent that the surviving entity declines to continue, convert, assume or replace outstanding awards, then the plan administrator may provide that all such awards will terminate in exchange for cash or other consideration, or become fully vested and exercisable in connection with the transaction. Upon or in anticipation of a change in control, the plan administrator may cause any outstanding awards to terminate at a specified time in the future and give the participant the right to exercise such awards during a period of time determined by the plan administrator in its sole discretion. Individual award agreements may provide for additional accelerated vesting and payment provisions.
Foreign Participants, Claw-Back Provisions, Transferability, and Participant Payments
The plan administrator may modify award terms, establish subplans and/or adjust other terms and conditions of awards, subject to the share limits described above, in order to facilitate grants of awards subject to the laws and/or stock exchange rules of countries outside of the United States. All awards will be subject to the provisions of any claw-back policy implemented by our company to the extent set forth in such claw-back policy and/or in the applicable award agreement. With limited exceptions for estate planning, domestic relations orders, certain beneficiary designations and the laws of descent and distribution, awards under the 2025 Plan are generally non-transferable, and are exercisable only by the participant. With regard to tax withholding, exercise price and purchase price obligations arising in connection with awards under the 2025 Plan, the plan administrator may, in its discretion, accept cash or check, provide for net withholding of shares, allow shares of our Class A common stock that meet specified conditions to be repurchased, allow a “market sell order” or such other consideration as it deems suitable.
Plan Amendment and Termination
Our board of directors may amend, modify, suspend or terminate the 2025 Plan at any time; however, except in connection with certain changes in our capital structure, stockholder approval will be required for any amendment that increases the number of shares available under the 2025 Plan. No ISO may be granted pursuant to the 2025 Plan after the tenth anniversary of the earlier of (a) the date on which our board of directors adopts the 2025 Plan and (b) the date on which our stockholders approve the 2025 Plan.
2025 Employee Stock Purchase Plan
In connection with this offering, we intend to adopt the 2025 Employee Stock Purchase Plan (the “ESPP”). The material terms of the ESPP are summarized below. The ESPP is designed to allow our eligible employees to purchase shares of our common stock, at periodic intervals, with their accumulated payroll deductions. The ESPP consists of two components: a Section 423 component, which is intended to qualify under Section 423 of the Code and a non-Section 423 component, which need not qualify under Section 423 of the Code. This summary is not a complete description of all provisions of the ESPP and is qualified in its entirety by reference to the ESPP, which is filed as an exhibit to the registration statement of which this prospectus is a part.

Shares Available and Administration
A total of (1)           shares of Class A common stock plus (2) an annual increase on January 1 of each calendar year beginning in           and ending on and including           , by an amount equal to the lesser of (a)      % of the shares outstanding on the final day of the immediately preceding calendar year and (b) such smaller number of shares as determined by our board of directors will be reserved for issuance under our ESPP; provided that no more than           shares of our Class A common stock may be issued under the Section 423 component of the ESPP. Our board of directors or the compensation committee will have authority to interpret the terms of the ESPP and determine eligibility of participants. We expect that the compensation committee of our board of directors will be the initial administrator of the ESPP (referred to as the “plan administrator” below).
Eligibility
The plan administrator may designate certain of our subsidiaries as participating “designated subsidiaries” in the ESPP and may change these designations from time to time. We expect that our employees, other than employees who, immediately after the grant of a right to purchase Class A common stock under the ESPP, would own (directly or through attribution) stock possessing 5% or more of the total combined voting power or value of all classes of our Class A common stock or other class of stock, will be eligible to participate in the ESPP. However, consistent with Section 423 of the Code as applicable, the plan administrator may provide that other groups of employees, including, without limitation, those customarily employed by us for 20 hours per week or less or five months or less in any calendar year, will not be eligible to participate in the ESPP.
Grant of Rights
The Section 423 Component of the ESPP will be intended to qualify under Section 423 of the Code and shares of our Class A common stock will be offered under the ESPP during offering periods. The length of the offering periods under the ESPP will be determined by the plan administrator and may be up to 27 months long. Employee payroll deductions will be used to purchase shares on each purchase date during an offering period. The purchase dates for each offering period will be the final trading day in each purchase period. Offering periods under the ESPP will commence when determined by the plan administrator. The plan administrator may, in its discretion, modify the terms of future offering periods. We do not expect that any offering periods will commence under the ESPP at the time of this offering.
The ESPP will permit participants to purchase Class A common stock through payroll deductions of up to a specified percentage of their eligible compensation, which includes a participant’s gross cash compensation for services to us. The plan administrator will establish a maximum number of shares that may be purchased by a participant during any offering period. In addition, under the Section 423 Component no employee will be permitted to accrue the right to purchase stock under the ESPP at a rate in excess of $25,000 worth of shares during any calendar year during which such a purchase right is outstanding (based on the fair market value per share of our Class A common stock as of the first day of the offering period).
On the first trading day of each offering period, each participant will automatically be granted an option to purchase shares of our Class A common stock. The option will expire on the earlier of (a) the last purchase date of the applicable offering period, (b) the last day of the applicable offering period or (c) the date on which the participant withdraws from the ESPP, and such option will be exercised on each purchase date during such offering period to the extent of the payroll deductions accumulated during the offering period. Unless the plan administrator otherwise determines, the purchase price of the shares will be 85% of the lower of the fair market value of our Class A common stock on the first trading day of the offering period or on the purchase date. Participants may voluntarily end their participation in the ESPP prior to the end of the applicable offering period and will be paid their accrued payroll deductions that have not yet been used to purchase shares of Class A common stock. Participation will end automatically upon a participant’s termination of employment.
A participant will not be permitted to transfer rights granted under the ESPP other than by will, the laws of descent and distribution, and such rights are generally exercisable only by the participant.

Certain Transactions and Adjustments
In the event of certain transactions or events affecting our Class A common stock, such as any stock dividend or other distribution, reorganization, merger, consolidation or other corporate transaction, the plan administrator will make equitable adjustments to the ESPP and outstanding rights. In addition, in the event of the foregoing transactions or events or certain significant transactions, the plan administrator may provide for (1) either the replacement of outstanding rights with other rights or property or termination of outstanding rights in exchange for cash, (2) the assumption or substitution of outstanding rights by the successor or survivor corporation or parent or subsidiary thereof, if any, (3) the adjustment in the number and type of shares of stock subject to outstanding rights, (4) the use of participants’ accumulated payroll deductions to purchase stock on a new purchase date prior to the next scheduled purchase date and termination of any rights under ongoing offering periods or (5) the termination of all outstanding rights.
Plan Amendment and Termination
The plan administrator may amend, suspend or terminate the ESPP at any time. However, stockholder approval will be obtained for any amendment to the ESPP that increases the aggregate number or changes the type of shares that may be sold pursuant to rights under the ESPP, changes the corporations or classes of corporations the employees of which are eligible to participate in the ESPP or as may otherwise be required under Section 423(b) of the Code or other applicable law.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
The following are summaries of certain transactions and relationships with our directors, executive officers and stockholders and certain provisions of our related party agreements and are qualified in their entirety by reference to all of the provisions of such agreements. Because these descriptions are only summaries of the applicable agreements, they do not necessarily contain all of the information that you may find useful. We, therefore, urge you to review the agreements in their entirety. Copies of the forms of the agreements have been filed as exhibits to the registration statement of which this prospectus is a part, and are available electronically on the website of the SEC at www.sec.gov.
Related Party Agreements in Effect Prior to the Transactions
We reimburse Brookwood for shared office space. During the years ended December 31, 2024, 2023 and 2022, such rent was approximately $274 thousand, $269 thousand and $286 thousand respectively. Further, we reimburse Brookwood for operating expenses incurred on our behalf, during the years ended December 31, 2024, 2023 and 2022, these reimbursements totaled approximately $43 thousand, $16 thousand and $208 thousand, respectively.
We intend to make a payment of $      million from Parent to certain Continuing Equity Owners in connection with the consummation of this offering (the “Final Payment”).
The Transactions
In connection with the Transactions, we will engage in certain transactions with certain of our directors, executive officers and other persons and entities which are or will become holders of 5% or more of our voting securities upon the consummation of the Transactions. These transactions are described in “Our Organizational Structure.”
We intend to use the net proceeds from this offering (including any net proceeds from any exercise of the underwriters’ option to purchase additional shares of Class A common stock) to purchase        LLC Interests (or LLC Interests if the underwriters exercise in full their option to purchase additional shares of Class A common stock) directly from Parent at a price per unit equal to the initial public offering price per share of Class A common stock in this offering, less the underwriting discounts and estimated offering expenses payable by us.
Tax Receivable Agreement
As a result of the Blocker Mergers, we will succeed to certain tax attributes of the Blocker Companies (the “Blocker Attributes”). In addition, as a result of our organizational structure, we expect to obtain an allocable share of the existing tax basis of Parent’s assets, which tax basis is attributable to the LLC Interests being acquired in this offering and in the Blocker Mergers, as well as an increase in our allocable share of the tax basis of Parent’s assets and an additional allocable share of the existing tax basis of Parent’s assets in the future, when (as described below under “—Parent LLC Agreement—Agreement in Effect Upon Consummation of the Transactions—Common Unit Redemption Right”) a Continuing Equity Owner receives Class A common stock or cash, as applicable, in connection with an exercise of such Continuing Equity Owner’s right to have LLC Interests held by such Continuing Equity Owner redeemed by Parent or, at our election, exchanged directly with us, or when Parent makes, or is deemed to make, certain distributions to the Continuing Equity Owners (any resulting basis increases and/or allocable share of existing basis, “Basis Adjustments”). We intend to treat any such redemption or exchange of LLC Interests as our direct purchase of LLC Interests from the Continuing Equity Owners for U.S. federal income and other applicable tax purposes, regardless of whether such LLC Interests are surrendered by the Continuing Equity Owners to Parent for redemption or sold to us upon the exercise of our election to acquire such LLC Interests directly. Basis Adjustments and Blocker Attributes may have the effect of reducing the amounts that we would otherwise pay in the future to various tax authorities.
In connection with the transactions described above, we will enter into a Tax Receivable Agreement with Parent, Continuing Equity Owners and the Blocker Shareholders that will provide for the payment by Yesway, Inc. to the Continuing Equity Owners and the Blocker Shareholders of 85% of the amount of certain tax benefits, if any, that Yesway, Inc. actually realizes, or in some circumstances is deemed to realize as a result of Basis Adjustments, Blocker Attributes and certain additional tax benefits (such as interest deductions) arising from payments made under the Tax Receivable Agreement. Parent will have in effect an election under Section 754 of the Code effective for the taxable year that includes the Transactions and each taxable year thereafter. These Tax Receivable Agreement payments are not conditioned upon one or more of the Continuing Equity Owners and the Blocker Shareholders maintaining a continued ownership interest in Parent or us. If a Continuing Equity Owner transfers LLC Interests but does not assign to the transferee of such units its rights under the Tax Receivable Agreement, such Continuing Equity Owner generally will continue to be entitled to receive payments under the Tax Receivable Agreement arising in respect of a subsequent exchange of such LLC Interests. In general, the Continuing Equity Owners’ and Blocker Shareholders’ rights under the Tax Receivable Agreement may not be assigned, sold, pledged or otherwise alienated to any person without such person agreeing to become a party to the Tax Receivable Agreement and agreeing to succeed to the applicable Continuing Equity Owner’s or Blocker Shareholders’ interest therein.
The actual Basis Adjustments and Blocker Attributes, as well as any amounts paid to the Continuing Equity Owners and the Blocker Shareholders under the Tax Receivable Agreement, will vary depending on a number of factors, including:
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the timing of any future redemptions, exchanges, or distributions—for instance, the increase in any tax deductions will vary depending on the fair market value, which may fluctuate over time, of the depreciable or amortizable assets of Parent at the time of each redemption, exchange or distribution (or deemed distribution) as well as the amount of remaining existing tax basis at the time of such redemption, exchange or distribution (or deemed distribution);

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the price of shares of our Class A common stock at the time of any applicable redemptions or exchanges —the Basis Adjustments, as well as any related increase in any tax deductions, are directly related to the price of shares of our Class A common stock at the time of such future redemptions or exchanges;

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the extent to which such redemptions or exchanges are taxable—if a redemption or exchange is not taxable for any reason, increased tax deductions will not be available;

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the extent to which such Basis Adjustments are immediately deductible—we may be permitted to immediately expense a portion of the Basis Adjustments (e.g., Basis Adjustments related to certain property and equipment and expenditures that may be subject to accelerated depreciation methods) attributable to a redemption or exchange, which could significantly accelerate the timing of our realization of the associated tax benefits (under the Parent LLC Agreement, the determination of whether to immediately expense such Basis Adjustments will be made in our sole discretion); and

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the amount and timing of our income—the Tax Receivable Agreement generally will require us to pay 85% of the tax benefits as and when those benefits are treated as realized under the terms of the Tax Receivable Agreement. If we do not have sufficient taxable income to realize any of the applicable tax benefits, we generally will not be required (absent a material breach of a material obligation under the Tax Receivable Agreement, change of control or other circumstances requiring an early termination payment and treating any outstanding LLC Interests held by Continuing Equity Owners as having been exchanged for Class A common stock for purposes of determining such early termination payment) to make payments under the Tax Receivable Agreement for that taxable year because no tax benefits will have been actually realized. However, any tax benefits that do not result in realized tax benefits in a given taxable year may generate tax attributes that may be utilized to generate tax benefits in previous or future taxable years. The utilization of any such tax attributes will result in payments under the Tax Receivable Agreement.

For purposes of the Tax Receivable Agreement, cash savings in income tax will be computed by comparing our actual income tax liability to the amount of such taxes that we would have been required to pay had there been no Basis Adjustments, Blocker Attributes or other tax benefits to us as a result of any payments made under the Tax Receivable Agreement; provided that, for purposes of determining cash savings with respect to state and local income taxes we will use an assumed tax rate. The Tax Receivable Agreement will generally apply to each of our taxable years, beginning with the first taxable year ending after the consummation of the Transactions. There is no maximum term for the Tax Receivable Agreement; however, the Tax Receivable Agreement may be terminated by us pursuant to an early termination procedure that requires us to pay the

Continuing Equity Owners and the Blocker Shareholders an agreed-upon amount equal to the estimated present value of the remaining payments to be made under the agreement (calculated with certain assumptions, including regarding tax rates and utilization of Basis Adjustments, Blocker Attributes and other tax benefits arising from payments made under the Tax Receivable Agreement).
The payment obligations under the Tax Receivable Agreement are obligations of the Company and not of Parent. Although the actual timing and amount of any payments that may be made under the Tax Receivable Agreement will vary, we expect that the payments that we may be required to make to the Continuing Equity Owners and the Blocker Shareholders could be substantial. Assuming no material changes in the relevant tax laws and that we earn sufficient taxable income to realize all tax benefits that are subject to the Tax Receivable Agreement, we expect the tax savings associated with the purchase of LLC Interests in connection with this offering and the acquisition of LLC Interests in the Blocker Mergers, together with future redemptions or exchanges of all remaining LLC Interests owned by the Continuing Equity Owners pursuant to the Parent LLC Agreement as described above, would aggregate to approximately $        million over 15 years from the date of this offering based on the assumed initial public offering price of $        per share of our Class A common stock (the midpoint of the estimated price range set forth on the cover page of this prospectus), and assuming all redemptions or exchanges would occur immediately after the initial public offering for the remaining ownership of Parent not acquired by Yesway, Inc. Under such scenario, assuming future payments are made on the date each relevant tax return is due, without extensions, we would be required to pay approximately 85% of such amount, or approximately $        million over the 15-year period from the date of this offering, to the Continuing Equity Owners and the Blocker Shareholders. The actual amounts we will be required to pay under the Tax Receivable Agreement may be significantly different from the amounts described in the preceding sentence as a result of, among other things, the factors described above. Any payments made by us to the Continuing Equity Owners and the Blocker Shareholders under the Tax Receivable Agreement will generally reduce the amount of overall cash flow that might have otherwise been available to us or to Parent and, to the extent that we are unable to make payments under the Tax Receivable Agreement for any reason, the unpaid amounts will be deferred and will accrue interest until paid by us; provided, however, that nonpayment for a specified period may constitute a material breach of a material obligation under the Tax Receivable Agreement and, therefore, may accelerate payments due under the Tax Receivable Agreement. We anticipate funding ordinary course payments under the Tax Receivable Agreement from cash flow from operations of our subsidiaries, available cash or available borrowings under our Credit Facility or any future debt agreements. Decisions made by us in the course of running our business, such as with respect to mergers, asset sales, other forms of business combinations or other changes in control, may influence the timing and amount of payments that are received by a redeeming Continuing Equity Owner or a Blocker Shareholder under the Tax Receivable Agreement. For example, the earlier disposition of assets following an exchange or acquisition transaction will generally accelerate payments under the Tax Receivable Agreement and increase the present value of such payments.
The Tax Receivable Agreement provides that if certain mergers, asset sales, other forms of business combination, or other changes of control were to occur, if we materially breach any of our material obligations under the Tax Receivable Agreement or if, at any time, we elect an early termination of the Tax Receivable Agreement, then the Tax Receivable Agreement will terminate and our obligations, or our successor’s obligations, under the Tax Receivable Agreement would accelerate and become due and payable, based on certain assumptions, including an assumption that we would have sufficient taxable income to fully utilize all potential future tax benefits that are subject to the Tax Receivable Agreement. In those circumstances, Continuing Equity Owners would be deemed to exchange any remaining outstanding LLC Interests for Class A common stock and the Continuing Equity Owners generally would be entitled to payments under the Tax Receivable Agreement resulting from such deemed exchanges. We may elect to completely terminate the Tax Receivable Agreement early only with the written approval of each of a majority of Yesway, Inc.’s “independent directors” (within the meaning of Rule 10A-3 promulgated under the Exchange Act and the rules of the Nasdaq Stock Market).
As a result of the foregoing, we could be required to make an immediate cash payment equal to the present value of the anticipated future tax benefits that are the subject of the Tax Receivable Agreement, which payment may be made significantly in advance of the actual realization, if any, of such future tax benefits. We also could be required to make cash payments to the Continuing Equity Owners and the Blocker Shareholders that are greater than the specified percentage of the actual benefits we ultimately realize in respect of the tax benefits that are subject to the Tax Receivable Agreement. In these situations, our obligations under the Tax Receivable Agreement could have a substantial negative impact on our liquidity and could have the effect of delaying, deferring or preventing certain mergers, asset sales, other forms of business combination, or other changes of control, and could result in holders of our Class A common stock receiving substantially less consideration in connection with a change of control transaction than they would receive in the absence of such obligation. There can be no assurance that we will be able to finance our obligations under the Tax Receivable Agreement.
Payments under the Tax Receivable Agreement will generally be based on the tax reporting positions that we determine. We will not be reimbursed for any cash payments previously made to the Continuing Equity Owners and the Blocker Shareholders pursuant to the Tax Receivable Agreement if any tax benefits initially claimed by us are subsequently challenged by a taxing authority and ultimately disallowed. Instead, any excess cash payments made by us to a Continuing Equity Owner or a Blocker Shareholder will be netted against future cash payments, if any, we might otherwise be required to make under the terms of the Tax Receivable Agreement to such Continuing Equity Owner or such Blocker Shareholder, as applicable. However, a challenge to any tax benefits initially claimed by us may not arise for a number of years following the initial time of such payment or, even if challenged early, such excess cash payment may be greater than the amount of future cash payments, if any, we might otherwise be required to make under the terms of the Tax Receivable Agreement and, as a result, there might not be future cash payments from which to net against. The applicable U.S. federal income tax rules are complex and factual in nature, and there can be no assurance that the IRS or a court will not disagree with our tax reporting positions. As a result, it is possible that we could make cash payments under the Tax Receivable Agreement that are substantially greater than our actual cash tax savings.
We will have full responsibility for, and sole discretion over, all Yesway, Inc. tax matters, including the filing and amendment of all tax returns and claims for refund and defense of all tax contests, subject to certain participation and approval rights held by Brookwood. If the outcome of any challenge to all or part of Basis Adjustments, Blocker Attributes or other tax benefits we claim would reasonably be expected to materially and adversely affect the payments to Continuing Equity Owners and the Blocker Shareholders from us under the Tax Receivable Agreement, then we will not be permitted to settle or fail to contest such challenge without the consent (not to be unreasonably withheld or delayed) of Brookwood. The interests of Brookwood in any such challenge may differ from or conflict with our interests and your interests, and Brookwood may exercise their consent rights relating to any such challenge in a manner adverse to our interests and your interests.
Under the Tax Receivable Agreement, we are required to provide the Continuing Equity Owners and Blocker Shareholders that hold an interest in the Tax Receivable Agreement with a schedule showing the calculation of payments that are due under the Tax Receivable Agreement with respect to each taxable year with respect to which a payment obligation arises within 150 days after filing our U.S. federal income tax return for such taxable year. This calculation will be based upon the advice of our tax advisors. Payments under the Tax Receivable Agreement will generally be made to the Continuing Equity Owners and the Blocker Shareholders within three business days after this schedule becomes final pursuant to the procedures set forth in the Tax Receivable Agreement, although interest on such payments will begin to accrue at a rate of SOFR plus 100 basis points from the due date (without extensions) of such tax return. Any late payments that may be made under the Tax Receivable Agreement will continue to accrue interest at a rate equal to SOFR plus 500 basis points, until such payments are made, generally including any late payments that we may subsequently make because we did not have enough available cash to satisfy our payment obligations at the time at which they originally arose.
Parent LLC Agreement
Agreement in Effect Before Consummation of the Transactions
Parent, the Continuing Equity Owners and the Redeemable Senior Preferred Members are parties to the Third Amended and Restated Limited Liability Company Agreement of Parent, dated as of December 30, 2024, which governs the business operations of Parent and defines the relative rights and privileges associated with the existing units of Parent. We refer to this agreement as the Existing LLC Agreement. Under the Existing LLC Agreement, subject to certain exceptions contained therein, the board of managers of Parent has the full, exclusive and complete discretion to manage and control the business and affairs of Parent, to make all decisions affecting the business and affairs of Parent, to take all such actions as it deems necessary or appropriate to accomplish the purpose of Parent, and the day-to-day business operations of Parent are overseen and implemented by officers of Parent. Each Continuing Equity Owner’s rights under the Existing LLC Agreement continue until the effective time of the new Parent operating agreement to be adopted in connection with the Transactions, as described below, at which time the Continuing Equity Owners will continue as members that hold LLC Interests with the respective rights thereunder. Parent intends to use $      million of the net proceeds from the sale of LLC Interests to Yesway, Inc. to fully redeem the outstanding Redeemable Senior Preferred Membership Interests in connection with the consummation of this offering.
Agreement in Effect Upon Consummation of the Transactions
In connection with the consummation of the Transactions, we and the Continuing Equity Owners will enter into Parent’s Fourth Amended and Restated Limited Liability Company Agreement, which we refer to as the Parent LLC Agreement, including a related policy regarding certain equity issuances.
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Appointment as Managing Member.   Under the Parent LLC Agreement, we will become a member and the sole manager of Parent. As the sole manager, we will be able to control all of the day-to-day business affairs and decision-making of Parent without the approval of any other member. As such, we, through our officers and directors, will be responsible for all operational and administrative decisions of Parent and daily management of Parent’s business. Pursuant to the terms of the Parent LLC Agreement, we cannot be removed or replaced as the sole manager of Parent except by our resignation, which may be given at any time by written notice to the members.

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Compensation, Fees and Expenses.   We will not be entitled to compensation for our services as the manager of Parent. We will be entitled to reimbursement by Parent for reasonable fees and expenses incurred on behalf of Parent, including all expenses associated with the Transactions, any subsequent offering of our Class A common stock, being a public company and maintaining our corporate existence.

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Distributions.   The Parent LLC Agreement will require “tax distributions” (as that term is used in the Parent LLC Agreement) to be made by Parent to holders of LLC Interests (including us) on a pro rata basis out of “distributable cash” (as that term is defined in the Parent LLC Agreement). Such tax distributions will be estimated by Parent on a quarterly basis and, to the extent feasible, will be distributed to each holder of LLC Interests, including us, on a quarterly basis. Such tax distributions shall be based on each holder’s allocable share of the taxable income of Parent and an assumed tax rate that will be determined by us, as described below. For this purpose, each holder’s allocable share of Parent’s taxable income will be net of such holder’s allocable share of taxable losses of Parent; provided that Yesway, Inc.’s allocable share of the taxable income of Parent shall in no event be less than an amount that will enable Yesway, Inc. to meet both its tax obligations and its obligations pursuant to the Tax Receivable Agreement (as described above under “—Tax Receivable Agreement”). The assumed tax rate for purposes of determining tax distributions from Parent to holders of LLC Interests will be the highest effective marginal combined U.S. federal, state, and local tax rate that may potentially apply to any holder of Parent’s LLC Interests, regardless of the actual final tax liability of such holder. To the extent allocations of taxable income and loss from Parent would cause a holder of LLC Interests, including us, to be receive less than such holder’s pro rata share of the aggregate tax distributions to be paid to all holders, the tax distributions to such holder shall be increased to ensure that all tax distributions are made pro rata in accordance with each holder’s economic interest in Parent. The Parent LLC Agreement will also allow for cash distributions to be made by Parent (subject to our sole discretion as the sole manager of Parent) to holders of LLC Interests on a pro rata basis out of “distributable cash,” as that term is defined in the Parent LLC Agreement. We expect Parent may make distributions out of distributable cash periodically and as necessary to enable us to cover our operating expenses and other obligations, including our tax liability and obligations under the Tax Receivable Agreement, except to the extent such distributions would render Parent insolvent or are otherwise prohibited by law, our Credit Facility or any of our future debt agreements.

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Transfer Restrictions.   The Parent LLC Agreement generally does not permit transfers of LLC Interests by members, except for transfers to permitted transferees, transfers pursuant to the participation right described below and other limited exceptions. The Parent LLC Agreement may impose additional restrictions on transfers (including redemptions described below with respect to each common unit) that are necessary or advisable so that Parent is not treated as a “publicly-traded partnership” for U.S. federal income tax purposes. In the event of a permitted transfer under the Parent LLC Agreement, such member will be required to simultaneously transfer shares of Class B common stock to such transferee equal to the number of LLC Interests that were transferred to such transferee in such permitted transfer.
The Parent LLC Agreement provides that, in the event that a tender offer, share exchange offer, issuer bid, take-over bid, recapitalization or similar transaction with respect to our Class A common stock, each of which we refer to as a Yesway, Inc. Offer, is approved by our board of directors or otherwise effected or to be effected with the consent or approval of our board of directors, each holder of LLC Interests will be permitted to participate in such Yesway, Inc. Offer by delivering a redemption notice, which will be effective immediately prior to, and contingent upon, the consummation of such Yesway, Inc. Offer. If a Yesway, Inc. Offer is proposed by Yesway, Inc., then Yesway, Inc. is required to use its reasonable best efforts expeditiously and in good faith to take all such actions and do all such things as are necessary or desirable to enable and permit the holders of such LLC Interests to participate in such Yesway, Inc. Offer to the same extent as or on an economically equivalent basis with the holders of shares of Class A common stock, provided that in no event will any holder of LLC Interests be entitled to receive aggregate consideration for each common unit that is greater than the consideration payable in respect of each share of Class A common stock pursuant to the Yesway, Inc. Offer.
Except for certain exceptions, any transferee of LLC Interests must assume, by operation of law or executing a joinder to the Parent LLC Agreement, all of the obligations of a transferring member with respect to the transferred units, and such transferee will be bound by any limitations and obligations under the Parent LLC Agreement even if the transferee is not admitted as a member of Parent. A member will remain as a member with all rights and obligations until the transferee is accepted as substitute member in accordance with Parent LLC Agreement.
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Recapitalization.   The Parent LLC Agreement will recapitalize the units currently held by the existing members of Parent into a new single class of LLC Interests. The Parent LLC Agreement will also reflect a split of LLC Interests such that one common unit can be acquired with the net proceeds received in the initial offering from the sale of one share of our Class A common stock, after the deduction of the underwriting discounts and estimated offering expenses payable by us. Each common unit generally will entitle the holder to a pro-rata share of the net profits and net losses and distributions of Parent.

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Maintenance of One-to-One Ratio Between Shares of Class A Common Stock and LLC Interests Owned by the Company, and One-to-One Ratio Between Shares of Class B Common Stock and LLC Interests Owned by Brookwood.   Except as otherwise determined by us, the Parent LLC Agreement requires Parent to take all actions with respect to its LLC Interests, including issuances, reclassifications, distributions, divisions or recapitalizations, such that (1) we at all times maintain a ratio of one common unit owned by us, directly or indirectly, for each share of Class A common stock issued and outstanding, and (2) Parent at all times maintains (a) a one-to-one ratio between the number of shares of Class A common stock issued and outstanding and the number of LLC Interests owned by us and (b) a one-to-one ratio between the number of shares of Class B common stock issued and outstanding and the number of LLC Interests owned by Brookwood and its permitted transferees, collectively. This ratio requirement disregards (1) shares of our Class A common stock under unvested options issued by us, (2) treasury stock, and (3) preferred stock or other debt or equity securities (including warrants, options or rights) issued by us that are convertible into or exercisable or exchangeable for shares of Class A common stock, except to the extent we have contributed the net proceeds from such other securities, including any exercise or purchase price payable upon conversion, exercise or exchange thereof, to the equity capital of Parent. In addition, the Class A common stock ratio requirement disregards all LLC Interests at any time held by any other person, including the Continuing Equity Owners and the holders of options over LLC Interests. If we issue, transfer or deliver from treasury stock or repurchase shares of Class A common stock in a transaction not contemplated by the Parent LLC Agreement, we as manager of Parent have the authority to take all actions such that, after giving effect to all such issuances, transfers, deliveries or repurchases, the number of outstanding LLC

Interests we own equals, on a one-for-one basis, the number of outstanding shares of Class A common stock. If we issue, transfer or deliver from treasury stock or repurchase or redeem any of our preferred stock in a transaction not contemplated by the Parent LLC Agreement, we as manager have the authority to take all actions such that, after giving effect to all such issuances, transfers, deliveries repurchases or redemptions, we hold (in the case of any issuance, transfer or delivery) or cease to hold (in the case of any repurchase or redemption) equity interests in Parent which (in our good faith determination) are in the aggregate substantially equivalent to our preferred stock so issued, transferred, delivered, repurchased or redeemed. Parent is prohibited from undertaking any subdivision (by any split of units, distribution of units, reclassification, recapitalization or similar event) or combination (by reverse split of units, reclassification, recapitalization or similar event) of the LLC Interests that is not accompanied by an identical subdivision or combination of (1) our Class A common stock to maintain at all times a one-to-one ratio between the number of LLC Interests owned by us and the number of outstanding shares of our Class A common stock and (2) our Class B common stock to maintain at all times a one-to-one ratio between the number of LLC Interests owned by Brookwood and its permitted transferees, collectively, and the number of outstanding shares of our Class B common stock, as applicable, in each case, subject to exceptions.
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Issuance of LLC Interests upon Exercise of Options or Issuance of Other Equity Compensation.   Upon the exercise of options issued by us (as opposed to options issued by Parent), or the issuance of other types of equity compensation by us (such as the issuance of restricted or non-restricted stock, payment of bonuses in stock or settlement of stock appreciation rights in stock), we will have the right to acquire from Parent a number of LLC Interests equal to the number of our shares of Class A common stock being issued in connection with the exercise of such options or issuance of other types of equity compensation. When we issue shares of Class A common stock in settlement of stock options granted to persons that are not officers or employees of Parent or its subsidiaries, we will make, or be deemed to make, a capital contribution in Parent equal to the aggregate value of such shares of Class A common stock and Parent will issue to us a number of LLC Interests equal to the number of shares we issued. When we issue shares of Class A common stock in settlement of stock options granted to persons that are officers or employees of Parent or its subsidiaries, then we will be deemed to have sold directly to the person exercising such award a portion of the value of each share of Class A common stock equal to the exercise price per share, and we will be deemed to have sold directly to Parent (or the applicable subsidiary of Parent) the difference between the exercise price and market price per share for each such share of Class A common stock. In cases where we grant other types of equity compensation to employees of Parent or its subsidiaries, on each applicable vesting date we will be deemed to have sold to Parent (or such subsidiary) the number of vested shares at a price equal to the market price per share, Parent (or such subsidiary) will deliver the shares to the applicable person, and we will be deemed to have made a capital contribution in Parent equal to the purchase price for such shares in exchange for an equal number of LLC Interests.

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Dissolution.   The Parent LLC Agreement will provide that the consent of Yesway, Inc. as the managing member of Parent and members holding a majority of the LLC Interests then outstanding (excluding LLC Interests held directly or indirectly by us) will be required to voluntarily dissolve Parent. In addition to a voluntary dissolution, Parent will be dissolved upon the entry of a decree of judicial dissolution or other circumstances in accordance with Delaware law. Upon a dissolution event, the proceeds of a liquidation will be distributed in the following order: (1) first, to pay the expenses of winding up Parent; (2) second, to pay debts and liabilities owed to creditors of Parent, other than members; (3) third, to pay debts and liabilities owed to the members (other than payments or distributions owed to the members in their capacity as such pursuant to the Parent LLC Agreement); and (4) fourth, to the members pro-rata in accordance with their respective percentage ownership interests in Parent (as determined based on the number of LLC Interests held by a member relative to the aggregate number of all outstanding LLC Interests).

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Confidentiality.   We, as manager, and each member agree to maintain the confidentiality of Parent’s confidential information. This obligation excludes information independently obtained or developed by the members, information that is in the public domain or otherwise disclosed to a member, in either such case not in violation of a confidentiality obligation of the Parent LLC Agreement or approved for release by written authorization of the Chief Executive Officer or the General Counsel of either Yesway, Inc. or Parent.

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Indemnification.   The Parent LLC Agreement will provide for indemnification of the manager, members and officers of Parent and their respective subsidiaries or affiliates.

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Common Unit Redemption Right.   The Parent LLC Agreement will provide a redemption right to the Continuing Equity Owners which will entitle them to have their LLC Interests redeemed (subject in certain circumstances to time-based vesting requirements) for, at our election (as determined solely by a majority of our independent directors (within the meaning of the rules of the Nasdaq Stock Market) who are disinterested), newly-issued shares of our Class A common stock on a one-for-one basis, or to the extent there is cash available from a private or public offering of shares of Class A common stock by the Parent following this offering, a cash payment equal to a volume weighted average market price of one share of Class A common stock for each LLC interest so redeemed, in each case in accordance with the terms of the Parent LLC Agreement; provided that, at our election (as determined solely by a majority of our independent directors (within the meaning of the rules of the Nasdaq Stock Market) who are disinterested), we may effect a direct exchange by Yesway, Inc. of such Class A common stock or such cash, as applicable, for such LLC Interests. The Continuing Equity Owners may exercise such redemption right, subject to certain exceptions, for as long as their LLC Interests remain outstanding. In connection with the exercise of the redemption or exchange of LLC Interests (1) the Continuing Equity Owners will be required to surrender a number of shares of our Class B common stock registered in the name of such redeeming or exchanging Continuing Equity Owner, and such surrendered shares of our Class B common stock will be transferred to the Company and will be canceled for no consideration on a one-for-one basis with the number of LLC Interests so redeemed or exchanged and (2) all redeeming members will surrender LLC Interests to Parent for cancellation.

Each Continuing Equity Owner’s redemption rights will be subject to certain customary limitations, including the expiration of any contractual lock-up period relating to the shares of our Class A common stock that may be applicable to such Continuing Equity Owner and the absence of any liens or encumbrances on such LLC Interests redeemed. Additionally, in the case we elect a cash settlement, such Continuing Equity Owner may rescind its redemption request within a specified period of time. Moreover, in the case of a settlement in Class A common stock, such redemption may be conditioned on the closing of an underwritten distribution of the shares of Class A common stock that may be issued in connection with such proposed redemption. In the case of a settlement in Class A common stock, such Continuing Equity Owner may also revoke or delay its redemption request if the following conditions exist: (1) any registration statement pursuant to which the resale of the Class A common stock to be registered for such Continuing Equity Owner at or immediately following the consummation of the redemption will have ceased to be effective pursuant to any action or inaction by the SEC or no such resale registration statement has yet become effective; (2) we failed to cause any related prospectus to be supplemented by any required prospectus supplement necessary to effect such redemption; (3) we exercised our right to defer, delay or suspend the filing or effectiveness of a registration statement and such deferral, delay or suspension will affect the ability of such Continuing Equity Owner to have its Class A common stock registered at or immediately following the consummation of the redemption; (4) such Continuing Equity Owner is in possession of any material non-public information concerning us, the receipt of which results in such Continuing Equity Owner being prohibited or restricted from selling Class A common stock at or immediately following the redemption without disclosure of such information (and we do not permit disclosure); (5) any stop order relating to the registration statement pursuant to which the Class A common stock was to be registered by such Continuing Equity Owner at or immediately following the redemption will have been issued by the SEC; (6) there will have occurred a material disruption in the securities markets generally or in the market or markets in which the Class A common stock is then traded; (7) there will be in effect an injunction, a restraining order or a decree of any nature of any governmental entity that restrains or prohibits the redemption; (8) we will have failed to comply in all material respects with our obligations under the Registration Rights Agreement, and such failure will have affected the ability of such Continuing Equity Owner to consummate the resale of the Class A common stock to be received upon such redemption pursuant to an effective registration statement; or (9) the redemption date would occur three business days or less prior to, or during, a black-out period.
The Parent LLC Agreement will require that in the case of a redemption by a Continuing Equity Owner we contribute cash or shares of our Class A common stock, as applicable, to Parent in exchange for an amount of newly issued LLC Interests that will be issued to us equal to the number of LLC Interests redeemed from the Continuing Equity Owner. Parent will then distribute the cash or shares of our Class A common stock, as applicable, to such Continuing Equity Owner to complete the redemption. In the event of an election by a Continuing Equity Owner, we may, at our option, effect a direct exchange by Yesway, Inc. of cash or our Class A common stock, as applicable, for such LLC Interests in lieu of such a redemption. Whether by redemption or exchange, we are obligated to ensure that at all times the number of LLC Interests that we own equals the number of our outstanding shares of Class A common stock (subject to certain exceptions for treasury shares and shares underlying certain convertible or exchangeable securities).
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Amendments.   In addition to certain other requirements, our consent, as manager, and the consent of members holding a majority of the LLC Interests then outstanding (excluding LLC Interests held directly or indirectly by us) will generally be required to amend or modify the Parent LLC Agreement.

Stockholders Agreement
Pursuant to the Stockholders Agreement, Brookwood will have the right to designate certain of our directors, or the Brookwood Directors, which will be Brookwood Directors for as long as Brookwood directly or indirectly, beneficially owns, in the aggregate, 10% or more of our Class A common stock (assuming that all outstanding LLC Interests in Parent are redeemed for newly issued shares of our class A common stock on a one-for-one basis). Additionally, pursuant to the Stockholders Agreement, we will take all commercially reasonable actions to cause (1) the board of directors to be comprised of at least           (           ) directors or such other number of directors as our board of directors may determine; (2) the individuals designated in accordance with the terms of the Stockholders Agreement to be included in the slate of nominees to be elected to the board of directors at the next annual or special meeting of our stockholders at which directors are to be elected and at each annual meeting of our stockholders thereafter at which a director’s term expires; and (3) the individuals designated in accordance with the terms of the Stockholders Agreement to fill the applicable vacancies on the board of directors. The Stockholders Agreement allows for the board of directors to reject the nomination, appointment or election of a particular director if such nomination, appointment or election would constitute a breach of the board of directors’ fiduciary duties to our stockholders or does not otherwise comply with any requirements of our amended and restated certificate of incorporation or our amended and restated bylaws or the charter for, or related guidelines of, the board of directors’ nominating and corporate governance committee. See “Management—Composition of our Board of Directors.”
In addition, the Stockholders Agreement provides that for as long as Brookwood beneficially owns, directly or indirectly, in the aggregate, 20% or more of all issued and outstanding shares of our Class A common stock (assuming that all outstanding LLC Interests are redeemed for newly issued shares of our Class A common stock on a one-for-one basis), we will not take, and will cause our subsidiaries not to take, certain actions (whether by merger, consolidation or otherwise) without the prior written approval of Brookwood, including:
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any transaction or series of related transactions, in which any “person” or “group” acquires, directly or indirectly, in excess of fifty percent (50%) of then outstanding shares of capital stock of the Company, Parent or any of their respective subsidiaries or has the direct or indirect power to elect a majority of the members of our Board;

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the reorganization, recapitalization, voluntary bankruptcy, liquidation, dissolution or winding-up of the Company, Parent or any of their respective subsidiaries;

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the sale, lease or exchange of all or substantially all of the property and assets of the Company and its subsidiaries, taken as a whole;

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any actions (including any refinancings, amendments, revolver drawings, repayments, and compliance report review) with respect to the Company or its subsidiaries’ debt capitalization (including, without limitation, any debt obligations outstanding as of the date of the Stockholders Agreement) in excess of $100 million;

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the declaration or payment of any dividends or other distributions by the Company or its subsidiaries;

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any buyback or repurchase of any of the Company’s securities, other than repurchases made pursuant to any incentive plan adopted by the Board and the stockholders of the Company;

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the (i) resignation, replacement or removal of the Company as the sole manager of Parent or (ii) appointment of any additional person as a manager of Parent;

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any acquisition or disposition by the Company or any of its subsidiaries of assets where the aggregate consideration is greater than $25.0 million in any single transaction or series of related transactions;

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the creation of a new class or series of capital stock or equity securities of the Company, Parent or any of their respective subsidiaries;

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any issuance of additional shares of Class A common stock, Class B common stock, preferred stock or other equity securities of the Company, Parent or any of their respective subsidiaries, other than any issuance (i) under any stock option or other equity compensation plan of the Company or any of its subsidiaries, (ii) pursuant to the exercise or conversion of any options, warrants or other securities existing as of the date of the Stockholders Agreement, or (iii) in connection with any redemption of LLC Interests as set forth in the LLC Agreement;

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any amendment or modification of the organizational documents of the Company, Parent or any of their respective subsidiaries;

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entering into, modifying, amending or terminating any material contract of the Company, Parent or any of their respective subsidiaries, other than for such modifications and terminations that are in the ordinary course of the Company’s business consistent with past practice;

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any new joint venture with a non-affiliate third party;

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the commencement, settlement or compromise by the Company, Parent or any of their respective subsidiaries, of any litigation, claim, arbitration or other adversarial proceeding, governmental investigation, or proceeding involving an amount in dispute in excess of $500,000;

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any entering into, modifying, amending or terminating any employments, severance, change of control or other agreement or contract with our Chief Executive Officer;

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any hiring and/or termination of our Chief Executive Officer, Chief Financial Officer, Chief Strategy Officer, General Counsel, or other executive officer of the Company; and

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any increase or decrease in the size of the Board.

The Stockholders Agreement will terminate upon the earlier to occur of (i) Brookwood ceasing to own any of our Class A common stock or Class B common stock, (ii) Brookwood ceasing to have any director designation rights under the Stockholders Agreement or (iii) the consent of us and Brookwood.
Registration Rights Agreement
We intend to enter into a registration rights agreement (the “Registration Rights Agreement”) with certain of the Continuing Equity Owners in connection with this offering. The Registration Rights Agreement will provide Brookwood with “demand” registration rights whereby, following our initial public offering and the expiration or waiver of any related lock-up period, Brookwood can require us to register under the Securities Act the offer and sale of shares of Class A common stock issuable to them, upon redemption or exchange of their LLC Interests. The Registration Rights Agreement will also provide for customary “piggyback” registration rights for all parties to the agreement.
Employment Agreements/Offer Letters
We entered into offer letters with each of our named executive officers in connection with this offering. See “Executive Compensation.”
Reserved Share Program
At our request, the underwriters have reserved for sale, at the initial public offering price, up to        % of the Class A common stock offered by this prospectus for sale to certain of our directors, officers, employees, business associates and related parties as well as directors, officers, employees, business associates and related parties of Brookwood, through a directed share program. See “Underwriting (Conflicts of Interest)—Reserved Share Program” for more information.
Director and Officer Indemnification and Insurance
Prior to the consummation of this offering, we intend to enter into separate indemnification agreements with each of our directors and executive officers. We have also purchased directors’ and officers’ liability insurance. See “Description of Capital Stock—Limitations on Liability and Indemnification of Officers and Directors.”
Our Policy Regarding Related Party Transactions
Our board of directors will adopt a related person transaction policy, to be effective upon the closing of this offering, setting forth the policies and procedures for the review and approval or ratification by our audit committee of related person transactions. This policy will cover, with certain exceptions set forth in Item 404 of Regulation S-K under the Securities Act, any transaction, arrangement or relationship, or any series of similar transactions, arrangements or relationships, in which we were or are to be a participant, where the amount involved exceeds $120,000 in any fiscal year and a related person had, has or will have a direct or indirect material interest, including without limitation, purchases of goods or services by or from the related person or entities in which the related person has a material interest, indebtedness, guarantees of indebtedness and employment by us of a related person. In reviewing and approving any such transactions, our audit committee is tasked to consider all relevant facts and circumstances, including, but not limited to, whether the transaction is on terms comparable to those that could be obtained in an arm’s length transaction and the extent of the related person’s interest in the transaction. All of the transactions described in this section occurred prior to the adoption of this policy.

PRINCIPAL STOCKHOLDERS
The following table sets forth information with respect to the beneficial ownership of our Class A common stock and Class B common stock (1) immediately following the consummation of the Transactions (excluding this offering), as described in “Our Organizational Structure” and (2) as adjusted to give effect to this offering, for:
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each person known by us to beneficially own more than 5% of our Class A common stock or our Class B common stock;

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each of our directors and director nominees;

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each of our named executive officers; and

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all of our executive officers and directors as a group.

As described in “Our Organizational Structure” and “Certain Relationships and Related Party Transactions,” each LLC Interest (other than LLC Interests held by us) is redeemable from time to time at each holder’s option (subject in certain circumstances to time-based vesting requirements) for, at our election (as determined solely by a majority of our independent directors (within the meaning of the rules of the Nasdaq Stock Market) who are disinterested), newly issued shares of our Class A common stock on a one-for-one basis, or to the extent there is cash available from a private or public offering of shares of Class A common stock by the Parent following this offering, a cash payment equal to a volume weighted average market price of one share of Class A common stock for each LLC Interest so redeemed, in each case, in accordance with the terms of the Parent LLC Agreement; provided that, at our election (as determined solely by a majority of our independent directors (within the meaning of the rules of the Nasdaq Stock Market) who are disinterested), we may effect a direct exchange by Yesway, Inc. of such Class A common stock or such cash, as applicable, for such LLC Interests. The Continuing Equity Owners may, subject to certain exceptions, exercise such redemption right for as long as their LLC Interests remain outstanding. See “Certain Relationships and Related Party Transactions—Parent LLC Agreement.” In connection with this offering, we will issue to each Continuing Equity Owner, for nominal consideration, one share of Class B common stock for each LLC Interest such Continuing Equity Owner will own. As a result, the number of shares of Class B common stock listed in the table below correlates to the number of LLC Interests Brookwood will own immediately after the Transactions. See “Our Organizational Structure.”
The number of shares beneficially owned by each stockholder as described in this prospectus is determined under rules issued by the SEC. Under these rules, beneficial ownership includes any shares as to which the individual or entity has sole or shared voting power or investment power. In computing the number of shares beneficially owned by an individual or entity and the percentage ownership of that person, shares of common stock subject to options, or other rights, including the redemption right described above with respect to each LLC Interest, held by such person that are currently exercisable or will become exercisable within 60 days of       , 2025, are considered outstanding, although these shares are not considered outstanding for purposes of computing the percentage ownership of any other person. The percentage ownership of each individual or entity after giving effect to the Transactions and before this offering is computed on the basis of shares of our Class A common stock outstanding and                 shares of our Class B common stock outstanding, which is based on an assumed initial public offering price of $      per share, the midpoint of the price range set forth on the cover page of this prospectus. The percentage ownership of each individual or entity after the Transactions and after this offering is computed on the basis of        shares of our Class A common stock outstanding of        shares of our Class B common stock outstanding. The table does not reflect any shares of our Class A common stock that may be purchased in this offering by directors, executive officers or beneficial holders of more than 5% of our outstanding common stock. Unless otherwise indicated, the address of all listed stockholders is 2301 Eagle Parkway, Fort Worth, Texas 76177.
Each of the stockholders listed has sole voting and investment power with respect to the shares beneficially owned by the stockholder unless noted otherwise, subject to community property laws where applicable.

	Class A Common Stock Beneficially Owned(1)						Class B Common Stock Beneficially Owned						Combined Voting Power(2)
	After Giving Effect to the Transactions and Before this Offering		After Giving Effect to the Transactions and After this Offering (No Exercise Option)		After Giving Effect to the Transactions and After this Offering (With Full Exercise Option)		After Giving Effect to the Transactions and Before this Offering		After Giving Effect to the Transactions and After this Offering (No Exercise Option)			After Giving Effect to the Transactions and After this Offering (With Full Exercise Option)	After Giving Effect to the Transactions and After this Offering (No Exercise Option)	After Giving Effect to the Transactions and After this Offering (With Full Exercise Option)
Name of beneficial owner	Number	%	Number	%	Number	%	Number	%	Number	%	Number	%	%	%
5% Stockholders								%		%		%	%	%
Brookwood Financial Partners, LLC(3)
Named Executive Officers, Directors and Director Nominees								%		%		%	%	%
Thomas N. Trkla(4)
Ericka L. Ayles
Kurt M. Zernich
All executive officers, directors and director nominees as a group ( persons)

*
Represents beneficial ownership of less than 1%.

(1)
Each LLC Interest (other than LLC Interests held by us) is redeemable from time to time at each holder’s option for, at our election (as determined solely by a majority of our independent directors (within the meaning of the Nasdaq Stock Market rules) who are disinterested), newly issued shares of our Class A common stock on a one-for-one basis, or to the extent there is cash available from a secondary offering, a cash payment equal to a volume weighted average market price of one share of Class A common stock for each LLC Interest so redeemed, in each case, in accordance with the terms of the Parent LLC Agreement; provided that, at our election (as determined solely by a majority of our independent directors (within the meaning of the Nasdaq Stock Market rules) who are disinterested), we may effect a direct exchange by Yesway, Inc. of such Class A common stock or such cash, as applicable, for such LLC Interests. The Continuing Equity Owners may, subject to certain exceptions, exercise such redemption right for as long as their LLC Interests remain outstanding. See “Certain Relationships and Related Party Transactions—Parent LLC Agreement.” In this table, beneficial ownership of LLC Interests has been reflected as beneficial ownership of shares of our Class A common stock for which such LLC Interests may be exchanged. When an LLC Interest is exchanged by a Continuing Equity Holder, a corresponding share of Class B common stock will be cancelled.

(2)
Represents the percentage of voting power of our Class A common stock and Class B common stock voting as a single class. Each share of Class A common stock entitles the registered holder to one vote per share and each share of Class B common stock entitles the registered holder thereof to one vote per share on all matters presented to stockholders for a vote generally, including the election of directors. The Class A common stock and Class B common stock will vote as a single class on all matters except as required by law or our amended and restated certificate of incorporation.

(3)
Consists of       LLC Interests (and associated shares of Class B common stock) that will be issued in connection with the Transactions to BW Gas & Convenience Aggregator Fund, L.P. (“Aggregator I”), BW Gas & Convenience Aggregator Fund II, L.P. (“Aggregator II”) and BW Gas & Convenience Aggregator Fund III, L.P. (“Aggregator III). The general partner of Aggregator I is BW Gas & Convenience Fund GP, LLC, the general partner of Aggregator II is BW Gas & Convenience Fund GP II, LLC and the general partner of Aggregator III is BW Gas & Convenience Fund III GP, LLC, which are together referred to as the general partners. By virtue of his controlling interest in the general partners, Thomas N. Trkla may be deemed to possess shared voting and dispositive power with respect to the shares held by Aggregator I, Aggregator II and Aggregator III.

(4)
Includes LLC Interests (and associated shares of Class B common stock) held by Aggregator I, Aggregator II and Aggregator III that Mr. Trkla may be deemed to beneficially own as described above in footnote 3.

DESCRIPTION OF CAPITAL STOCK
General
At or prior to the consummation of this offering, we will file an amended and restated certificate of incorporation and we will adopt our amended and restated bylaws. Our amended and restated certificate of incorporation will authorize capital stock consisting of:
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500,000,000 shares of Class A common stock, par value $0.0001 per share;

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150,000,000 shares of Class B common stock, par value $0.0001 per share; and

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10,000,000 shares of preferred stock, par value $0.0001 per share.

The following summary describes the material provisions of our capital stock and certain provisions of our amended and restated certification of incorporation and our amended and restated bylaws, each of which will become effective upon the completion of this offering, and the General Corporation Law of the State of Delaware and are summaries and are qualified by reference to the amended and restated charter and the amended and restated bylaws. We urge you to read our amended and restated certificate of incorporation and our amended and restated bylaws, which are included as exhibits to the registration statement of which this prospectus forms a part.
Certain provisions of our amended and restated certificate of incorporation and our amended and restated bylaws summarized below may be deemed to have an anti-takeover effect and may delay or prevent a tender offer or takeover attempt that a stockholder might consider in its best interest, including those attempts that might result in a premium over the market price for the shares of common stock.
Common Stock
Class A Common Stock
Holders of shares of our Class A common stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders.
Holders of shares of our Class A common stock are entitled to receive dividends when and if declared by our board of directors out of funds legally available therefor, subject to any statutory or contractual restrictions on the payment of dividends and to any restrictions on the payment of dividends imposed by the terms of any outstanding preferred stock.
Upon our dissolution or liquidation, after payment in full of all amounts required to be paid to creditors and to the holders of preferred stock having liquidation preferences, if any, the remaining funds of the Company available for distribution will be divided among the holders of all outstanding shares of our Class A common stock and Class B common stock such that (i) the holders of shares of our Class B common stock will be entitled to receive only $0.0001 per share, and upon receiving such amount, such holders of shares of our Class B common stock will not be entitled to receive any other assets or funds of the Company and (ii) the holders of shares of our Class A common stock will share ratably in any such remaining assets and funds in proportion to the number of shares held by each such stockholder.
Holders of shares of our Class A common stock do not have preemptive, subscription, redemption, or conversion rights with respect to such shares of Class A common stock. There will be no redemption or sinking fund provisions applicable to the Class A common stock.
Class B Common Stock
Each share of our Class B common stock entitles its holders to one vote per share on all matters presented to our stockholders generally.
Shares of Class B common stock will be held by the Continuing Equity Owners and will be issued in the future only to the extent necessary to maintain a one-to-one ratio between the number of LLC Interests held by the Continuing Equity Owners and the number of shares of Class B common stock issued to the Continuing

Equity Owners. Shares of Class B common stock are transferable only together with an equal number of LLC Interests. Only permitted transferees of LLC Interests held by the Continuing Equity Owners will be permitted transferees of Class B common stock. See “Certain Relationships and Related Party Transactions—Parent LLC Agreement.”
Holders of shares of our Class B common stock will vote together with holders of our Class A common stock as a single class on all matters presented to our stockholders for their vote or approval, except for certain amendments to our certificate described below or as otherwise required by applicable law or the certificate.
Holders of our Class B common stock do not have any right to receive dividends or to receive a distribution upon dissolution or liquidation other than the right to receive $0.0001 per share of Class B common stock upon our dissolution or liquidation. Additionally, holders of shares of our Class B common stock do not have preemptive, subscription, redemption, or conversion rights with respect to such shares of Class B common stock. There will be no redemption or sinking fund provisions applicable to the Class B common stock. Any amendment of our amended and restated certificate of incorporation that gives holders of our Class B common stock (1) any rights to receive dividends (other than as described in the third paragraph of “Common Stock—Class A Common Stock” above) or any other kind of distribution other than in connection with a dissolution or liquidation, (2) any right to convert into or be exchanged for Class A common stock or (3) any other economic rights will require, in addition to stockholder approval required by applicable law or the amended and restated certificate of incorporation, the affirmative vote of holders of a majority of our Class A common stock voting separately as a class.
Upon the consummation of the Transactions, the Continuing Equity Owners will own, in the aggregate, all outstanding shares of our Class B common stock.
Preferred Stock
Upon the consummation of the Transactions and the effectiveness of our amended and restated certificate of incorporation that will become effective in connection with the Transactions, the total of our authorized shares of preferred stock will be 10,000,000 shares. Upon the consummation of the Transactions, we will have no shares of preferred stock outstanding.
Under the terms of our amended and restated certificate of incorporation that will become effective in connection with the Transactions, our board of directors is authorized to direct us to issue shares of preferred stock in one or more series without stockholder approval. Our board of directors has the discretion to determine the number and designation of such series and the powers, rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, of each series of preferred stock.
The purpose of authorizing our board of directors to issue preferred stock and determine its rights and preferences is to eliminate delays associated with a stockholder vote on specific issuances. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions, future financings and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or could discourage a third party from seeking to acquire, a majority of our outstanding voting stock. Additionally, the issuance of preferred stock may adversely affect the holders of our Class A common stock by restricting dividends on the Class A common stock, diluting the voting power of the Class A common stock or subordinating the liquidation rights of the Class A common stock. As a result of these or other factors, the issuance of preferred stock could have an adverse impact on the market price of our Class A common stock.
Registration Rights
We intend to enter into a Registration Rights Agreement with certain of the Continuing Equity Owners in connection with this offering pursuant to which such parties will have specified rights to require us to register all or a portion of their shares under the Securities Act. See “Certain Relationships and Related Party Transactions—Registration Rights Agreement.”

Forum Selection
Our amended and restated certificate of incorporation will provide (A) (i) any derivative action or proceeding brought on behalf of the Company, (ii) any action asserting a claim of breach of a fiduciary duty owed by any current or former director, officer, other employee or stockholder of the Company to the Company or the Company’s stockholders, (iii) any action asserting a claim arising pursuant to any provision of the DGCL, our amended and restated certificate of incorporation or our amended and restated bylaws (as either may be amended or restated) or as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware or (iv) any action asserting a claim governed by the internal affairs doctrine of the law of the State of Delaware will, to the fullest extent permitted by law, be exclusively brought in the Court of Chancery of the State of Delaware or, if such court does not have subject matter jurisdiction thereof, the federal district court of the State of Delaware; and (B) subject to the preceding clause (A), the federal district courts of the United States will be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act, including all causes of action asserted against any defendant to such complaint. Notwithstanding the foregoing, the exclusive forum provision will not apply to claims seeking to enforce any liability or duty created by the Exchange Act. Our amended and restated certificate of incorporation will also provide that, to the fullest extent permitted by law, any person or entity purchasing or otherwise acquiring or holding any interest in shares of our capital stock will be deemed to have notice of and consented to the foregoing. By agreeing to this provision, however, stockholders will not be deemed to have waived our compliance with the federal securities laws and the rules and regulations thereunder.
Dividends
Declaration and payment of any dividend will be subject to the discretion of our board of directors. The time and amount of dividends will be dependent upon our business prospects, results of operations, financial condition, cash requirements and availability, debt repayment obligations, capital expenditure needs, contractual restrictions, covenants in the agreements governing our current and future indebtedness, industry trends, the provisions of Delaware law affecting the payment of distributions to stockholders and any other factors our board of directors may consider relevant. Following the completion of this offering, our board of directors may elect to pay cash dividends on our Class A common stock. See “Dividend Policy.”
Anti-Takeover Provisions
Our amended and restated certificate of incorporation and amended and restated bylaws, as they will be in effect immediately prior to the consummation of the Transactions, will contain provisions that may delay, defer or discourage another party from acquiring control of us. We expect that these provisions, which are summarized below, will discourage coercive takeover practices or inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors, which we believe may result in an improvement of the terms of any such acquisition in favor of our stockholders. However, they also give our board of directors the power to discourage acquisitions that some stockholders may favor.
Authorized but Unissued Shares
The authorized but unissued shares of our common stock and our preferred stock are available for future issuance without stockholder approval, subject to any limitations imposed by the rules of the Nasdaq Stock Market. These additional shares may be used for a variety of corporate finance transactions, acquisitions and employee benefit plans and, as described under “Certain Relationships and Related Party Transactions—Parent LLC Agreement—Agreement in Effect Upon Consummation of the Transactions—Common Unit Redemption Right,” funding of redemptions of LLC Interests. The existence of authorized but unissued and unreserved common stock and preferred stock could make more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.
Classified Board of Directors
Our amended and restated certificate of incorporation will provide that our board of directors will be divided into three classes, with the classes as nearly equal in number as possible and each class serving three-year staggered terms. Our amended and restated certificate of incorporation will also provide that subject to the rights of the holders of any series of preferred stock then outstanding, for as long as the amended and restated certificate of incorporation provides for a classified board of directors, any director, or the entire board of directors, may be removed only for cause by an affirmative vote of at least sixty-six and two-thirds percent (66 2∕3%) of the voting power of all the outstanding shares of stock entitled to vote generally in the election of directors, at a meeting duly called for that purpose; provided, however, that the directors appointed pursuant to the Stockholders Agreement may be removed with or without cause. See “Management—Composition of our Board of Directors.” These provisions may have the effect of deferring, delaying or discouraging hostile takeovers, or changes in control of us or our management.
Stockholder Action by Consent
Our amended and restated certificate of incorporation will provide that at any time when Brookwood beneficially owns, in the aggregate, at least a majority of the voting power of the Company entitled to vote generally in the election of directors, any action required or permitted to be taken by our stockholders at an annual meeting or special meeting of stockholders may be taken without a meeting, without prior notice and without a vote, if a consent or consents, setting forth the action so taken, are signed by the holders of our outstanding shares of the Company representing not less than the minimum number of votes that would be necessary to authorize such action at a meeting at which holders of all outstanding shares of the Company entitled to vote thereon were present and voted and such consent or consents are delivered to us in accordance with applicable law. However, at any time when Brookwood beneficially owns, in the aggregate, less than a majority of the voting power of the Company entitled to vote generally in the election of directors, any action required or permitted to be taken at any annual or special meeting of stockholders must be effected at a duly called annual or special meeting of such holders and may not be effected by consent in lieu of a meeting; provided, however, that any action required or permitted to be taken by the holders of preferred stock, voting separately as a series or separately as a class with one or more other such series, may be taken without a meeting, without prior notice and without a vote, to the extent expressly so provided by the applicable preferred stock designation.
Special Meetings of Stockholders
Our amended and restated bylaws will provide that a special meeting of our stockholders may be called only by the chairperson of the board of directors, pursuant to a resolution adopted by a majority of the whole board of directors or by our secretary, upon the written request of the stockholders holding a majority of the voting power of the Company.
Advance Notice Requirements for Stockholder Proposals and Director Nominations
In addition, our amended and restated bylaws will establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of stockholders, including proposed nominations of candidates for election to our board of directors; provided, however, that so long as Brookwood is entitled to nominate a director pursuant to the Stockholders Agreement, such advance notice provisions will not apply to Brookwood in connection with the nomination of directors pursuant to the Stockholders Agreement. In order for any matter to be “properly brought” before a meeting, a stockholder will have to comply with advance notice and provide us with certain information on the timeframe set forth in the amended and restated bylaws. Stockholders at an annual meeting may only consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of our board of directors or by a qualified stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has delivered timely written notice in proper form to our secretary of the stockholder’s intention to bring such business or nominations before the meeting. These provisions could have the effect of delaying stockholder actions that are favored by the holders of a majority of our outstanding voting securities until the next stockholder meeting.
Amendment of Certificate of Incorporation or Bylaws
The DGCL provides generally that the affirmative vote of the holders of a majority of the shares entitled to vote thereon is required to amend a corporation’s certificate of incorporation, unless a corporation’s certificate of incorporation requires a greater percentage. Upon consummation of the Transactions, our amended and restated bylaws may be amended or repealed by (i) a majority vote of our whole board of directors or (ii) the stockholders, provided that at any time when Brookwood beneficially owns, in the aggregate, less than a majority of the voting power of the Company entitled to vote generally in the election of directors, in addition to any vote of the holders of any class or series of capital stock of the Company required by any provision of the amended and restated certificate of incorporation (including any certificate of designation with respect to preferred stock), the amended and restated bylaws or applicable law, the affirmative vote of at least sixty-six and two-thirds percent (66 2∕3%) of the voting power of all outstanding voting stock of the Company entitled to vote, voting together as a single class, will be required in order for the stockholders to amend or repeal any provision of our amended and restated bylaws.
Section 203 of the DGCL
Our amended and restated certificate of incorporation will contain a provision opting out of Section 203 of the DGCL. However, our amended and restated certificate of incorporation will contain provisions that are similar to Section 203. Specifically, our amended and restated certificate of incorporation will provide that, subject to certain exceptions, we will not be able to engage in a “business combination” with any “interested stockholder” for three years following the date that the person became an interested stockholder, unless the interested stockholder attained such status with the approval of our board of directors or unless the business combination is approved in a prescribed manner. A “business combination” includes, among other things, a merger or consolidation involving us and the “interested stockholder” and the sale of more than 10% of our assets. In general, an “interested stockholder” is any entity or person beneficially owning 15% or more of our outstanding voting stock and any entity or person affiliated with or controlling or controlled by such entity or person.
However, under our amended and restated certificate of incorporation, neither Brookwood nor any of their respective affiliates will be deemed to be interested stockholders regardless of the percentage of our outstanding voting stock owned by them, and accordingly will not be subject to such restrictions.
Limitations on Liability and Indemnification of Officers and Directors
Our amended and restated bylaws provide indemnification for our directors and officers to the fullest extent permitted by the DGCL. Prior to the consummation of the Transactions, we intend to enter into indemnification agreements with each of our directors and executive officers that may, in some cases, be broader than the specific indemnification provisions contained under Delaware law. In addition, as permitted by Delaware law, our amended and restated certificate of incorporation includes provisions that eliminate the personal liability of our directors for monetary damages resulting from breaches of certain fiduciary duties as a director. The effect of this provision is to restrict our rights and the rights of our stockholders in derivative suits to recover monetary damages against a director for breach of fiduciary duties as a director.
These provisions may be held not to be enforceable for violations of the federal securities laws of the United States.
Corporate Opportunity Doctrine
Delaware law permits corporations to adopt provisions renouncing any interest or expectancy in certain opportunities that are presented to the corporation or its officers, directors or stockholders. Our amended and restated certificate of incorporation will contain a provision pursuant to which, to the fullest extent permitted from time to time by Delaware law, we renounce any interest or expectancy that we otherwise would have in, and all rights to be offered an opportunity to participate in, any business opportunity that from time to time may be presented to Brookwood or its affiliates (other than us and our subsidiaries), and any of its or their respective principals, members, directors, partners, stockholders, officers, employees or other representatives (other than any such person who is also our employee or an employee of our subsidiaries), or any director or stockholder who is not employed by us or our subsidiaries (each such person, an “exempt person”). Our amended and restated certificate of incorporation will provide that, to the fullest extent permitted by law, no exempt person will have any duty to refrain from (1) engaging in a corporate opportunity in the same or similar lines of business in which we or our subsidiaries now engage or propose to engage or (2) otherwise competing, directly or indirectly, with us or our subsidiaries. In addition, to the fullest extent permitted by law, if an exempt person acquires knowledge of a potential transaction or other business opportunity which may be a corporate opportunity for itself or himself or its or his affiliates or for us or our subsidiaries, such exempt person will have no duty to communicate or offer such transaction or business opportunity to us or any of our subsidiaries and such exempt person may take any such opportunity for themselves or offer it to another person or entity. The forgoing provisions will not apply to an opportunity that was expressly offered to an exempt person solely in their capacity as a director, executive officer or employee of us or our subsidiaries. To the fullest extent permitted by Delaware law, no potential transaction or business opportunity may be deemed to be a corporate opportunity of the corporation or its subsidiaries unless (1) we or our subsidiaries would be permitted to undertake such transaction or opportunity in accordance with the amended and restated certificate of incorporation, (2) we or our subsidiaries, at such time have sufficient financial resources to undertake such transaction or opportunity, (3) we or our subsidiaries have an interest or expectancy in such transaction or opportunity, and (4) such transaction or opportunity would be in the same or similar line of our or our subsidiaries’ business in which we or our subsidiaries are engaged or a line of business that is reasonably related to, or a reasonable extension of, such line of business.
Dissenters’ Rights of Appraisal and Payment
Under the DGCL, with certain exceptions, our stockholders will have appraisal rights in connection with a merger or consolidation of Yesway, Inc. Pursuant to the DGCL, stockholders who properly request and perfect appraisal rights in connection with such merger or consolidation will have the right to receive payment of the fair value of their shares as determined by the Delaware Court of Chancery.
Stockholders’ Derivative Actions
Under the DGCL, any of our stockholders may bring an action in our name to procure a judgment in our favor, also known as a derivative action, provided that the stockholder bringing the action is a holder of our shares at the time of the transaction to which the action relates or such stockholder’s stock thereafter devolved by operation of law.
Transfer Agent and Registrar
The transfer agent and registrar for our Class A common stock is                 .
Trading Symbol and Market
We have applied to list our Class A common stock on the rules of the Nasdaq Stock Market under the symbol “YSWY.”

DESCRIPTION OF INDEBTEDNESS
The following is a summary of the material provisions of the instruments and agreements evidencing the material indebtedness of the Company that is currently outstanding. It does not include all of the provisions of our material indebtedness, does not purport to be complete and is qualified in its entirety by reference to the instruments and agreements described.
Credit Facility
On April 2, 2021, we entered into a credit agreement (the “Original Credit Agreement”) with JPMorgan Chase Bank, N.A., as administrative agent, and certain other lenders (the “Lenders”), consisting of a $410.0 million term loan facility (the “Term Loan Facility”) and a $125.0 million revolving credit facility (the “Revolving Credit Facility”). The credit agreement permits the issuance of letters of credit upon the Company’s request of up to $25.0 million.
The credit agreement provides for potential incremental revolving and term facilities at the request of the Company and at the discretion of the Lenders or other persons providing such incremental facilities, in each case on terms to be determined, and also permits the Company to incur other secured or unsecured debt, in all cases subject to conditions and limitations on the amount as specified in the credit agreement. On November 23, 2022, we entered into a Joinder and Amendment Agreement No. 1 (the “Amendment No. 1”) with Keybank National Association (“Keybank”), JPMorgan Chase Bank, N.A., as administrative agent, and all lenders who have a commitment under the Revolving Credit Facility, providing for, among other things, an increase to the Revolving Credit Facility of $25.0 million, which represents the incremental amount of commitment made by Keybank and which increased the total amount committed under the Revolving Credit Facility to $150.0 million.
On May 26, 2023, we entered into an Amendment No. 2 (the “Amendment No. 2”) with the same counterparties to the Original Credit Agreement (as amended by the Amendment No. 1 and Amendment No. 2, the “Credit Agreement”), providing for a replacement of LIBOR for Dollars with SOFR as an alternate rate of interest and other conforming changes.
On May 30, 2025, we entered into an Amendment No. 3 with the same counterparties to the Original Credit Agreement (as amended by the Amendment No 1 and Amendment No. 2, the “Credit Agreement” and the Credit Agreement as amended by this Agreement, the “Amended Credit Agreement”), extending the maturity date of the Revolving Credit Facility to April 2, 2027.
We collectively refer to the Term Loan Facility and the Revolving Credit Facility as the Credit Facility.
Interest Rates and Fees
Borrowings under the Credit Facility are loans bearing interest based on the Base Rate (the “Base Rate Loans”), loans bearing interest based on the Adjusted Term SOFR Rate (the “Term Benchmark Loans”) or loans bearing interest at a rate determined by reference to the Adjusted Daily Simple SOFR (the “RFR Loans”).
Borrowings under the Term Loan Facility bear an interest of (a) the Base Rate, (b) the Adjusted Term SOFR Rate or (c) the Adjusted Daily Simple SOFR, in each case plus an applicable rate (the “Applicable Rate”). Borrowings under the Revolving Credit Facility bear an interest of (a) the Base Rate or (b) the Adjusted Term SOFR Rate, in each case plus the Applicable Rate.
The Base Rate is determined by reference to the highest of (i) the prime rate, (ii) the federal funds rate plus 0.50% per annum and (iii) the one-month Adjust Term SOFR Rate plus 1.00% per annum. The Adjusted Term SOFR Rate is determined by the certain rate per annum published by CFM Term SOFR Administrator and identified by the Administrative Agent as the forward-looking term rate based on SOFR plus (i) 0.10% with respect to any Loan under the Revolving Credit Facility, and (ii) with respect to any Loan under the Term Loan Facility, (a) 0.11448% for an interest period of one month’s duration, (b) 0.26161% for an interest period of three month’s duration and (c) 0.42826% for an interest period of six month’s duration. The Adjusted Daily Simple SOFR is determined by a rate per annum equal SOFR for the day that is within certain range of a reference date plus (i) 0.10% with respect to any Loans under the Revolving Credit Facility, and (ii) 0.11448% with respect to any Loans under the Term Loan Facility.
The Applicable Rate means, (a) with respect any Loans under the Term Loan Facility, 2.50% per annum for Base Rate Loans and 3.50% per annum for Term Benchmark Loans, and (b) with respect to Loans under the Revolving Credit Facility, the rates determined by reference to the total net leverage ratio as defined in the Credit Agreement, with the applicable rate for Adjusted Term SOFR Rate Loans and Base Rate Loans being (i) 3.00% and 2.00%, respectively, if the secured net leverage ratio is greater than 3.00:1.00, (ii) 2.75% and 1.75%, respectively, if the secured net leverage ratio is less than or equal to 3.00:1.00 and greater than 2.00:1.00 or (iii) 2.50% and 1.50%, respectively, if the secured net leverage ratio is less than or equal to 2.00:1.00. Commitment fees on the daily unused amount of commitments under the Revolving Credit Facility will initially accrue at the rate of 0.35%, and thereafter, will accrue at a rate of 0.35% if the Company’s secured net leverage ratio is greater than 2.00:1.00, and will accrue at a rate of 0.30% if the Company’s secured net leverage ratio is less than or equal to 2.00:1.00.
The Borrower is also subject to customary letter of credit and agency fees.
Mandatory Prepayments
The Credit Facility requires the Borrower to repay amounts equal to 100% of the net cash proceeds of (i) certain dispositions of property and (ii) certain Extraordinary Receipts (including insurance and condemnation proceeds); provided, that, in the case of any prepayment events required in connection with certain dispositions and casualty events, if the net proceeds therefrom are invested (or committed to be invested) within 15 months after the receipt of such net proceeds, then no prepayment will be required except to the extent such net proceeds have not been so invested (or committed to be invested) by the end of such 12-month period.
The Credit Facility requires 100% of the gross cash proceeds from the issuance or incurrence of certain indebtedness to be applied to prepay the term loans under the Term Loan Facility, (other than indebtedness to be permitted by the Term Loan Facility).
Beginning with the fiscal year ending December 31, 2024, the Borrower is required to prepay the Term Loan Facility in an amount equal to a certain percentage of its excess cash flow for each fiscal year, which percentage is based on the Borrower’s consolidated net total leverage ratio for the applicable fiscal year.
Voluntary Prepayment
The Borrower may voluntarily prepay outstanding borrowings under the Credit Facility at any time in whole or in part without premium or penalty; provided, that, with respect to voluntary prepayments of the Term Loan Facility and any incremental term loan facilities and in certain other circumstances, the Borrower may have to pay a prepayment premium.
Amortization and Final Maturity
The Term Loan Facility is payable in quarterly installments (commencing on June 30, 2021) in the principal amount of 0.25% of the original principal amount of the Term Loan Facility. The remaining unpaid balance on the Term Loan Facility, together with all accrued and unpaid interest thereon, is due and payable on or prior to April 2, 2028. Outstanding borrowings under the Revolving Credit Facility do not amortize and are due and payable on April 2, 2027.
Guarantees and Security
The Borrower’s obligations under the Credit Facility are guaranteed by BW Gas & Convenience Parent, LLC and certain of the Borrower’s subsidiaries. All obligations under the Credit Facility are secured by a first priority lien on substantially all of the assets of the Borrower, including a pledge of all of the equity interests of its subsidiaries.

Covenants and Other Matters
The Credit Facility contains a number of covenants that, among other things and subject to certain exceptions, restrict the Borrower’s and its restricted subsidiaries’ ability to:
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incur certain liens;

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make investments, loans, advances, guarantees and acquisitions;

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incur indebtedness;

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consolidate, merge or sell or otherwise dispose of assets;

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make certain dispositions;

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pay dividends or make other distributions on equity interests, or redeem, repurchase or retire equity interests;

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enter into transactions with affiliates;

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alter the business conducted by us and our subsidiaries;

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enter certain restrictive agreements;

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certain uses of proceeds;

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change their fiscal year or change accounting policies or reporting practice;

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amend or modify governing documents;

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enter into certain sale-leaseback transactions; and

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make repayments and amendments of certain indebtedness;

The Credit Facility also contains a financial covenant requiring the Company to maintain a net total leverage ratio not to exceed 5.00 to 1.00, measured as of the last day of each fiscal quarter on which the aggregate outstanding amount of all loans under the Revolving Credit Facility (as defined in the credit agreement) and certain letter of credit obligations exceeds 25.00% of the revolving credit commitments as of such date.
The Credit Facility also contains restrictions on the ability of BW Gas & Convenience Parent, LLC to conduct, transact or engage in certain business activities or incur certain indebtedness.
The Company is in compliance with all covenants as of June 30, 2025.
The Credit Facility also contains certain customary representations and warranties and affirmative covenants, and certain reporting obligations. In addition, the lenders under the Credit Facility will be permitted to accelerate all outstanding borrowings and other obligations, terminate outstanding commitments and exercise other specified remedies upon the occurrence of certain events of default (subject to certain grace periods and exceptions), which include, among other things, payment defaults, breaches of representations and warranties, covenant defaults, certain cross-defaults and cross-accelerations to other indebtedness, certain events of bankruptcy and insolvency, certain judgments and changes of control.
The foregoing summary describes the material provisions of the Credit Facility, but may not contain all information that is important to you. We urge you to read the provisions of the Credit Facility, which has been filed as an exhibit to the registration statement of which this prospectus forms a part.

SHARES ELIGIBLE FOR FUTURE SALE
Immediately prior to this offering, there was no public market for our Class A common stock. Future sales of substantial amounts of Class A common stock in the public market (including shares of Class A common stock issuable upon redemption or exchange of LLC Interests of our Continuing Equity Owners), or the perception that such sales may occur, could adversely affect the market price of our Class A common stock. Although we have applied to have our Class A common stock listed on the Nasdaq Stock Market, we cannot assure you that there will be an active public market for our Class A common stock.
Upon the closing of this offering, we will have outstanding an aggregate of        shares of Class A common stock, assuming the issuance of        shares of Class A common stock offered by us in this offering at an initial public offering price of $       per share, the midpoint of the price range set forth on the cover page of this prospectus, and the issuance of shares of Class A common stock to the Blocker Shareholders in the Transactions. Of these shares, all shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act, except for any shares purchased by our “affiliates,” as that term is defined in Rule 144 under the Securities Act, whose sales would be subject to the Rule 144 resale restrictions described below, other than the holding period requirement.
In addition, each LLC Interest held directly or indirectly by our Continuing Equity Owners will be redeemable, at the election of each Continuing Equity Owner (subject in certain circumstances to time-based vesting requirements), for, at our election, as determined solely by a majority of our independent directors (within the meaning of the rules of the Nasdaq Stock Market) who are disinterested, newly issued shares of our Class A common stock on a one-for-one basis, or to the extent there is cash available from a secondary offering, a cash payment equal to a volume weighted average market price of one share of Class A common stock for LLC Interest so redeemed, in each case, in accordance with the terms of the Parent LLC Agreement; provided that, at our election, as determined solely by a majority of our independent directors (within the meaning of the rules of the Nasdaq Stock Market) who are disinterested, we may effect a direct exchange by Yesway, Inc. of such Class A common stock or such cash, as applicable, for such LLC Interests. The Continuing Equity Owners may, subject to certain exceptions, exercise such redemption right for as long as their LLC Interests remain outstanding. See “Certain Relationships and Related Party Transactions—Parent LLC Agreement.” Upon consummation of the Transactions, based on an assumed initial public offering price of $ per share, the Continuing Equity Owners will hold        LLC Interests (excluding        LLC Interests to be held directly or indirectly by certain holders of Series P Interests that are subject to time-based vesting requirements), all of which will be exchangeable for shares of our Class A common stock. The shares of Class A common stock we issue upon such exchanges would be “restricted securities” as defined in Rule 144 unless we register such issuances. However, we will enter into a Registration Rights Agreement with certain of the Continuing Equity Owners that will require us, subject to customary conditions, to register under the Securities Act these shares of Class A common stock. See “Certain Relationships and Related Party Transactions—Registration Rights Agreement.”
Lock-Up Agreements
We, our officers and directors and substantially all of our stockholders have agreed that, without the prior written consent of       ,        and        on behalf of the underwriters, we and they will not, subject to certain exceptions, during the period ending 180 days after the date of this prospectus:
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offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock, or any other securities convertible into or exercisable or exchangeable for our common stock; or

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enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of our commons stock.

      ,        and       , in their sole discretion as representatives, may release the common stock and other securities subject to the lock-up agreements described above in whole or in part at any time. These agreements are subject to certain exceptions. See “Underwriting (Conflicts of Interest).”

Upon the expiration of the applicable lock-up periods, substantially all of the shares subject to such lock-up restrictions will become eligible for sale, subject to the limitations discussed above.
Rule 144
In general, a person who has beneficially owned our Class A common stock that are restricted shares for at least six months would be entitled to sell such securities, provided that (1) such person is not deemed to have been one of our affiliates at the time of, or at any time during the 90 days preceding, a sale and (2) we are subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale. Persons who have beneficially owned our Class A common stock that are restricted shares for at least six months but who are our affiliates at the time of, or any time during the 90 days preceding, a sale, would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of securities that does not exceed the greater of either of the following:
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1% of the number of our Class A common stock then outstanding; or

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the average weekly trading volume of our Class A common stock on the Nasdaq Stock Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale; provided, in each case, that we are subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale. Such sales both by affiliates and by non-affiliates must also comply with the manner of sale, current public information and notice provisions of Rule 144 to the extent applicable.

Rule 701
In general, under Rule 701, any of our employees, directors, officers, consultants or advisors who purchases shares from us in connection with a compensatory stock or option plan or other written agreement before the effective date of the registration statement of which this prospectus forms a part is entitled to sell such shares 90 days after such effective date in reliance on Rule 144. Our affiliates can resell shares in reliance on Rule 144 without having to comply with the holding period requirement, and non-affiliates of the issuer can resell shares in reliance on Rule 144 without having to comply with the current public information and holding period requirements.
The SEC has indicated that Rule 701 will apply to typical stock options granted by an issuer before it becomes subject to the reporting requirements of the Exchange Act, along with the shares acquired upon exercise of such options, including exercises after an issuer becomes subject to the reporting requirements of the Exchange Act.
Equity Plans
We intend to file one or more registration statements on Form S-8 under the Securities Act to register the offer and sale of all shares of Class A common stock subject to outstanding stock options and Class A common stock issued or issuable under our 2025 Plan and ESPP.
We expect to file the registration statement covering shares offered pursuant to our 2025 Plan and ESPP shortly after the date of this prospectus, permitting the resale of such shares by non-affiliates in the public market without restriction under the Securities Act and the sale by affiliates in the public market subject to compliance with the resale provisions of Rule 144.
Registration Rights
See “Certain Relationships and Related Party Transactions—Registration Rights Agreement.”

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS TO NON-U.S. HOLDERS OF CLASS A COMMON STOCK
The following discussion is a summary of the material U.S. federal income tax consequences to Non-U.S. Holders (as defined below) of the purchase, ownership and disposition of our Class A common stock issued pursuant to this offering, but does not purport to be a complete analysis of all potential tax effects. The effects of other U.S. federal tax laws, such as estate and gift tax laws, and any applicable state, local or non-U.S. tax laws are not discussed. This discussion is based on the Code, Treasury Regulations promulgated thereunder, judicial decisions, and published rulings and administrative pronouncements of the U.S. Internal Revenue Service (the “IRS”), in each case in effect as of the date hereof. These authorities may change or be subject to differing interpretations. Any such change or differing interpretation may be applied retroactively in a manner that could adversely affect a Non-U.S. Holder. We have not sought and will not seek any rulings from the IRS regarding the matters discussed below. There can be no assurance the IRS or a court will not take a contrary position to that discussed below regarding the tax consequences of the purchase, ownership and disposition of our Class A common stock.
This discussion is limited to Non-U.S. Holders that hold our Class A common stock as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all U.S. federal income tax consequences relevant to a Non-U.S. Holder’s particular circumstances, including the impact of the Medicare contribution tax on net investment income and the alternative minimum tax. In addition, it does not address consequences relevant to Non-U.S. Holders subject to special rules, including, without limitation:
•
U.S. expatriates and former citizens or long-term residents of the United States;

•
persons holding our Class A common stock as part of a hedge, straddle or other risk reduction strategy or as part of a conversion transaction or other integrated investment;

•
banks, insurance companies, and other financial institutions;

•
brokers, dealers or traders in securities;

•
“controlled foreign corporations,” “passive foreign investment companies,” and corporations that accumulate earnings to avoid U.S. federal income tax;

•
partnerships or other entities or arrangements treated as partnerships for U.S. federal income tax purposes (and investors therein);

•
tax-exempt organizations or governmental organizations;

•
persons deemed to sell our Class A common stock under the constructive sale provisions of the Code;

•
persons who hold or receive our Class A common stock pursuant to the exercise of any employee stock option or otherwise as compensation;

•
persons that own or have owned (directly, indirectly or constructively) more than 5% of our Class A common stock;

•
tax-qualified retirement plans; and

•
“qualified foreign pension funds” as defined in Section 897(l)(2) of the Code and entities all of the interests of which are held by qualified foreign pension funds.

If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds our Class A common stock, the tax treatment of an owner of such an entity will depend on the status of the owner, the activities of such entity and certain determinations made at the owner level. Accordingly, entities treated as partnerships for U.S. federal income tax purposes holding our Class A common stock and the owners of such entities should consult their tax advisors regarding the U.S. federal income tax consequences to them.
THIS DISCUSSION IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT TAX ADVICE. INVESTORS SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND

DISPOSITION OF OUR CLASS A COMMON STOCK ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX LAWS OR UNDER THE LAWS OF ANY STATE, LOCAL OR NON-U.S. TAXING JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY.
Definition of a Non-U.S. Holder
For purposes of this discussion, a “Non-U.S. Holder” is any beneficial owner of our Class A common stock that is neither a “U.S. person” nor an entity treated as a partnership for U.S. federal income tax purposes. A U.S. person is any person that, for U.S. federal income tax purposes, is or is treated as any of the following:
•
an individual who is a citizen or resident of the United States;

•
a corporation created or organized under the laws of the United States, any state thereof, or the District of Columbia;

•
an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

•
a trust that (1) is subject to the primary supervision of a U.S. court and all substantial decisions of which are subject to the control of one or more “United States persons” (within the meaning of Section 7701(a)(30) of the Code), or (2) has a valid election in effect to be treated as a United States person for U.S. federal income tax purposes.

Distributions
As described in the section entitled “Dividend Policy,” following the completion of this offering, our board of directors may elect to pay cash dividends on our Class A common stock. If our board of directors elects to make distributions of cash or property on our Class A common stock, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Amounts not treated as dividends for U.S. federal income tax purposes will constitute a return of capital and first be applied against and reduce a Non-U.S. Holder’s adjusted tax basis in its Class A common stock, but not below zero. Any excess will be treated as capital gain and will be treated as described below under “— Sale or Other Taxable Disposition.”
Subject to the discussion below on effectively connected income, dividends paid to a Non-U.S. Holder will be subject to U.S. federal withholding tax at a rate of 30% of the gross amount of the dividends (or such lower rate specified by an applicable income tax treaty, provided the Non-U.S. Holder furnishes a valid IRS Form W-8BEN or W-8BEN-E (or other applicable documentation) certifying qualification for the lower treaty rate). A Non-U.S. Holder that does not timely furnish the required documentation, but that qualifies for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. Non-U.S. Holders should consult their tax advisors regarding their entitlement to benefits under any applicable income tax treaty.
If dividends paid to a Non-U.S. Holder are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment in the United States to which such dividends are attributable), the Non-U.S. Holder will be exempt from the U.S. federal withholding tax described above. To claim the exemption, the Non-U.S. Holder must furnish to the applicable withholding agent a valid IRS Form W-8ECI, certifying that the dividends are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States.
Any such effectively connected dividends will be subject to U.S. federal income tax on a net income basis at the regular rates applicable to a U.S. person. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on such effectively connected dividends, as adjusted for certain items. Non-U.S. Holders should consult their tax advisors regarding any applicable tax treaties that may provide for different rules.
Sale or Other Taxable Disposition
A Non-U.S. Holder will not be subject to U.S. federal income tax on any gain realized upon the sale or other taxable disposition of our Class A common stock unless:

•
the gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment in the United States to which such gain is attributable);

•
the Non-U.S. Holder is a nonresident alien individual present in the United States for 183 days or more during the taxable year of the disposition and certain other requirements are met; or

•
our Class A common stock constitutes a “United States real property interest” (“USRPI”) by reason of our status as a “United States real property holding corporation” (“USRPHC”) for U.S. federal income tax purposes.

Gain described in the first bullet point above generally will be subject to U.S. federal income tax on a net income basis at the regular rates applicable to a U.S. person. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on such effectively connected gain, as adjusted for certain items.
A Non-U.S. Holder described in the second bullet point above will be subject to U.S. federal income tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on gain realized upon the sale or other taxable disposition of our Class A common stock, which may be offset by U.S. source capital losses of the Non-U.S. Holder (even though the individual is not considered a resident of the United States), provided the Non-U.S. Holder has timely filed U.S. federal income tax returns with respect to such losses.
With respect to the third bullet point above, because the determination of whether we are a USRPHC depends on the fair market value of our USRPIs relative to the fair market value of our non-U.S. real property interests and our other business assets, and because we have significant ownership of real property located in the United States, there can be no assurance we currently are not a USRPHC or will not become one in the future. Even if we are or were to become a USRPHC, gain arising from the sale or other taxable disposition by a Non-U.S. Holder of our common stock will not be subject to U.S. federal income tax if our common stock is “regularly traded,” as defined by applicable Treasury Regulations, on an established securities market, and such Non-U.S. Holder owned, actually and constructively, 5% or less of our Class A common stock throughout the shorter of the five-year period ending on the date of the sale or other taxable disposition or the Non-U.S. Holder’s holding period.
Non-U.S. Holders should consult their tax advisors regarding potentially applicable income tax treaties that may provide for different rules.
Information Reporting and Backup Withholding
Payments of dividends on our Class A common stock will not be subject to backup withholding, provided the applicable withholding agent does not have actual knowledge or reason to know the holder is a United States person and the holder either certifies its non-U.S. status, such as by furnishing a valid IRS Form W-8BEN, W-8BEN-E or W-8ECI, or otherwise establishes an exemption. However, information returns are required to be filed with the IRS in connection with any distributions on our Class A common stock paid to the Non-U.S. Holder, regardless of whether such distributions constitute dividends or whether any tax was actually withheld. In addition, proceeds of the sale or other taxable disposition of our Class A common stock within the United States or conducted through certain U.S.-related brokers generally will not be subject to backup withholding or information reporting, if the applicable withholding agent receives the certification described above and does not have actual knowledge or reason to know that such holder is a United States person, or the holder otherwise establishes an exemption. Proceeds of a disposition of our Class A common stock conducted through a non-U.S. office of a non-U.S. broker generally will not be subject to backup withholding or information reporting.
Copies of information returns that are filed with the IRS may also be made available under the provisions of an applicable treaty or agreement to the tax authorities of the country in which the Non-U.S. Holder resides or is established.
Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a Non-U.S. Holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

Additional Withholding Tax on Payments Made to Foreign Accounts
Withholding taxes may be imposed under Sections 1471 to 1474 of the Code (such Sections commonly referred to as the Foreign Account Tax Compliance Act, or “FATCA”) on certain types of payments made to non-U.S. financial institutions and certain other non-U.S. entities. Specifically, a 30% withholding tax may be imposed on dividends on, or (subject to the proposed Treasury Regulations discussed below) gross proceeds from the sale or other disposition of, our Class A common stock paid to a “foreign financial institution” or a “non-financial foreign entity” (each as defined in the Code), unless (1) the foreign financial institution undertakes certain diligence and reporting obligations, (2) the non-financial foreign entity either certifies it does not have any “substantial United States owners” (as defined in the Code) or furnishes identifying information regarding each substantial United States owner, or (3) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. If the payee is a foreign financial institution and is subject to the diligence and reporting requirements in clause (1) above, it must enter into an agreement with the U.S. Department of the Treasury requiring, among other things, that it undertake to identify accounts held by certain “specified United States persons” or “United States owned foreign entities” (each as defined in the Code), annually report certain information about such accounts, and withhold 30% on certain payments to non-compliant foreign financial institutions and certain other account holders. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules.
Under the applicable Treasury Regulations and administrative guidance, withholding under FATCA generally applies to payments of dividends on our Class A common stock. While withholding under FATCA would have applied also to payments of gross proceeds from the sale or other disposition of stock on or after January 1, 2019, proposed Treasury Regulations eliminate FATCA withholding on payments of gross proceeds entirely. Taxpayers generally may rely on these proposed Treasury Regulations until final Treasury Regulations are issued.
Prospective investors should consult their tax advisors regarding the potential application of withholding under FATCA to their investment in our Class A common stock.

UNDERWRITING (CONFLICTS OF INTEREST)
Under the terms and subject to the conditions in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Morgan Stanley & Co. LLC, J.P. Morgan Securities LLC and Goldman Sachs & Co. LLC are acting as representatives, have severally agreed to purchase, and we have agreed to sell to them, severally, the number of shares indicated below:
Name	Number of Shares
Morgan Stanley & Co. LLC
J.P. Morgan Securities LLC
Goldman Sachs & Co. LLC

Total:
The underwriters and the representatives are collectively referred to as the “underwriters” and the “representatives,” respectively. The underwriters are offering the shares of Class A common stock subject to their acceptance of the shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of Class A common stock offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of Class A common stock offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ option to purchase additional shares described below.
The underwriters initially propose to offer part of the shares of Class A common stock directly to the public at the offering price listed on the cover page of this prospectus and part to certain dealers at a price that represents a concession not in excess of $       per share under the public offering price. After the initial offering of the shares of Class A common stock, the offering price and other selling terms may from time to time be varied by the representatives. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part. Sales of any shares made outside of the United States may be made by affiliates of the underwriters.
We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to        additional shares of Class A common stock at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of Class A common stock offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional shares of Class A common stock as the number listed next to the underwriter’s name in the preceding table bears to the total number of shares of Class A common stock listed next to the names of all underwriters in the preceding table.
The following table shows the per share and total public offering price, underwriting discounts and commissions, and proceeds before expenses to us. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional        shares of Class A common stock.
Total
	Per Share	No Exercise	Full Exercise
Public offering price	$	$	$
Underwriting discounts and commissions to be paid by us:	$	$	$
Proceeds, before expenses, to us	$	$	$

The estimated offering expenses payable by us, exclusive of the underwriting discounts and commissions, are approximately $       million. We have agreed to reimburse the underwriters for expenses relating to clearance of this offering with the Financial Industry Regulatory Authority up to $     . The underwriters have informed us that they do not intend sales to discretionary accounts to exceed 5% of the total number of shares of Class A common stock offered by them.
We have applied to list our Class A common stock on the Nasdaq Stock Market under the trading symbol “YSWY”.
We and all directors and officers and the holders of all of our outstanding stock and stock options have agreed that, without the prior written consent of Morgan Stanley & Co. LLC, J.P. Morgan Securities LLC and Goldman Sachs & Co. LLC on behalf of the underwriters, we and they will not, and will not publicly disclose an intention to, during the period ending 180 days after the date of this prospectus (the “restricted period”):
•
offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of Class A common stock or any securities convertible into or exercisable or exchangeable for shares of Class A common stock; or

•
enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Class A common stock;

whether any such transaction described above is to be settled by delivery of Class A common stock or such other securities, in cash or otherwise. In addition, we and each such person agrees that, without the prior written consent of the representatives on behalf of the underwriters, we or such other person will not, during the restricted period, make any demand for, or exercise any right with respect to, the registration of any shares of Class A common stock or any security convertible into or exercisable or exchangeable for Class A common stock.
The restrictions described in the immediately preceding paragraph are subject to specified exceptions, including, without limitation:
•
the sale of shares of common stock to the underwriters pursuant to the underwriting agreement;

•
transfers in connection with the Transactions, including pursuant to any exchange or redemption of membership interests (including, for the avoidance of doubt, profits units or common units issued in connection with the Parent Incentive Plan of Parent and a corresponding issuance of a number of shares of Class A common stock in accordance with the new operating agreement of Parent to be adopted in connection with the Transactions, as applicable and as may be amended and restated at the consummation of this offering;

•
transactions by any person other than us relating to shares of common stock or other securities acquired (i) in open market transactions after the completion of the offering of the shares or (b) from the underwriters in this offering; provided that no filing under Section 16(a) of the Exchange Act, is required or voluntarily made in connection with subsequent sales of the common stock or other securities acquired in such open market transactions or from the underwriters;

•
transfers as a bona fide gift or gifts, including to charitable organizations, provided that the donee or donees thereof agree to be bound in writing by the lock-up agreement;

•
transfers to any beneficiary pursuant to a will, other testamentary document or intestate succession to the legal representatives, heirs, beneficiary or immediate family member of the transferor, provided that the donee or donees, beneficiary or beneficiaries, heir or heir or legal representatives thereof agree to be bound in writing by the lock-up agreement;

•
transfers to any trust, partnership, limited liability company or other entity for the direct or indirect benefit of the transferor or the immediate family of the transferor, or if the transferor is a trust, to any beneficiary (including such beneficiary’s estate) of the transferor, provided that the trustee of the trust or the partnership, limited liability company or other entity or beneficiary agrees to be bound in writing by the restrictions set forth herein, and provided, further that any such transfer shall not involve a disposition for value;

•
transfers pursuant to an order of a court or regulatory agency or to comply with any regulations related to the transferor’s ownership of the shares of common stock;

•
transfers to the Company upon death, disability or termination of employment, in each case, of the transferor;

•
(i) receipt from the Company or Parent of shares of common stock or other securities of the Company or Parent, as applicable, upon the exercise, vesting or settlement of options, restricted stock units or other equity awards granted under a stock incentive plan or other equity aware plan, which plan is described in this prospectus or warrants to purchase shares of common stock or securities of the Company or Parent, as applicable, insofar as such options or warrants are outstanding as of the date of the prospectus and are disclosed herein, (ii) transfers of shares of common stock or any securities of the Company or Parent, as applicable, to the Company or Parent, as applicable, upon a vesting or settlement event of the Company’s or Parent’s securities or upon the exercise of options to purchase the Company’s or Parent’s securities on a “cashless” or “net exercise” basis to pay the exercise price and/or to cover the tax withholding obligations in connection with such vesting event or exercise, provided that the shares or other securities received upon vesting, settlement or exercise of the restricted stock unit, option or other equity award are subject to the lock-up agreement and any filing required under Section 16 of the Exchange Act shall include certain factual statements about the nature of the applicable transaction;

•
the issuance by the Company of shares of common stock upon the exercise of an option or a warrant or the conversion of a security outstanding on the date of this prospectus of which the underwriters have been advised in writing;

•
the establishment of a trading plan on behalf of a shareholder, officer or director of the Company pursuant to Rule 10b5-1 under the Exchange Act for the transfer of shares of common stock, provided that (i) such plan does not provide for the transfer of shares of common stock during the restricted period and (ii) to the extent a public announcement or filing under the Exchange Act, if any, is required of or voluntarily made by the Company regarding the establishment of such plan, such announcement or filing shall include a statement to the effect that no transfer of shares of common stock may be made under such plan during the restricted period; or

•
transfers, sales, tenders or other dispositions to a bona fide third party pursuant to a tender or exchange offer for securities of the Company or other transaction, including, without limitation, a merger, consolidation or other business combination, involving a change of control of the Company that, in each case, has been approved by the Company’s board of directors (including, without limitation, entering into any lock-up, voting or similar agreement pursuant to which the transferor may agree to transfer, sell, tender or otherwise dispose of share of common stock in connection with any such transaction, or vote any of the shares of common stock in favor of any such transaction), provided that all of the transferor’s common stock subject to the lock-up agreement that are not so transferred, sold, tendered or otherwise disposed of remain subject to the lock-up agreement, and provided further, that it shall be a condition of transfer, sale, tender or other disposition that if such tender offer or other transaction is not completed, any of the transferor’s common stock subject to the lock-up agreement shall remain subject to the restrictions set forth in the lock-up agreement.

The representatives, in their sole discretion, may release the Class A common stock and other securities subject to the lock-up agreements described above in whole or in part at any time.
In order to facilitate the offering of the Class A common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Class A common stock. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under their option to purchase additional shares. The underwriters can close out a covered short sale by exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under their option to purchase additional shares. The underwriters may also sell shares in excess of the over-allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the Class A common stock in the open market after pricing that could adversely affect investors who purchase in this offering. As an additional means of facilitating this offering, the underwriters may bid for, and purchase, shares of Class A common stock in the open market to stabilize the price of the Class A common stock. These activities may raise or maintain the market price of the Class A common stock above independent market levels or prevent or retard a decline in the market price of the Class A common stock. The underwriters are not required to engage in these activities and may end any of these activities at any time.
We and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.
A prospectus in electronic format may be made available on websites maintained by one or more underwriters participating in this offering. The representatives may agree to allocate a number of shares of Class A common stock to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters that may make Internet distributions on the same basis as other allocations.
Other Relationships
The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us, for which they received or will receive customary fees and expenses. See “Description of Indebtedness.”
In addition, in the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investment and securities activities may involve our securities and instruments. The underwriters and their respective affiliates may also make investment recommendations or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long or short positions in such securities and instruments.
Pricing of the Offering
Prior to this offering, there has been no public market for our Class A common stock. The initial public offering price was determined by negotiations between us and the representative. Among the factors considered in determining the initial public offering price were our future prospects and those of our industry in general, our sales, earnings and certain other financial and operating information in recent periods, and the price-earnings ratios, price-sales ratios, market prices of securities, and certain financial and operating information of companies engaged in activities similar to ours.
Reserved Share Program
At our request, the underwriters have reserved    % of the shares of Class A common stock to be issued by the Company and offered by this prospectus for sale, at the initial public offering price, to directors, officers, employees, business associates and related persons of Yesway, Inc. and Brookwood. The number of shares of Class A common stock available for sale to the general public will be reduced to the extent these individuals purchase such reserved shares. Any reserved shares that are not so purchased will be offered by the underwriters to the general public on the same basis as the other shares offered by this prospectus. We have agreed to reimburse the underwriters for expenses relating to the Reserved Share Program up to $      .
Conflicts of Interest
Certain entities affiliated with Morgan Stanley & Co. LLC beneficially own more than 10% of our outstanding common stock prior to the consummation of the offering. As a result, there is a conflict of interest within the meaning of FINRA Rule 5121. Accordingly, this offering is being conducted in compliance with FINRA Rule 5121, which prohibits Morgan Stanley & Co. LLC from making sales to discretionary accounts without the prior written approval of the account holder and requires that a “qualified independent underwriter,” as defined in FINRA Rule 5121, participate in the preparation of the registration statement and exercise its usual standards of due diligence with respect thereto.        is acting as a “qualified independent underwriter” for this offering.        will not receive any additional fees for serving as qualified independent underwriter in connection with this offering.
Selling Restrictions
European Economic Area
In relation to each Member State of the European Economic Area (each an “EEA State”), no securities have been offered or will be offered pursuant to the offering to the public in that EEA State prior to the publication of a prospectus in relation to the securities which has been approved by the competent authority in that EEA State or, where appropriate, approved in another EEA State and notified to the competent authority in that EEA State, all in accordance with the EU Prospectus Regulation, except that it may make an offer to the public in that EEA State of any securities at any time under the following exemptions under the EU Prospectus Regulation:
(a)
to any legal entity which is a qualified investor as defined under the EU Prospectus Regulation;

(b)
to fewer than 150 natural or legal persons (other than qualified investors as defined under the EU Prospectus Regulation), subject to obtaining the prior consent of the representative; or

(c)
in any other circumstances falling within Article 1(4) of the EU Prospectus Regulation, provided that no such offer of the securities shall require the Issuer or any underwriter to publish a prospectus pursuant to Article 3 of the EU Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the EU Prospectus Regulation.

For the purposes of this provision, the expression an “offer to the public” in relation to any securities in any EEA State means the communication in any form and by any means of sufficient information on the terms of the offer and any securities to be offered so as to enable an investor to decide to purchase any securities, and the expression “EU Prospectus Regulation” means Regulation (EU) 2017/1129, as amended.
United Kingdom
In relation to the UK, no securities have been offered or will be offered pursuant to the offering to the public in the UK prior to the publication of a prospectus in relation to the securities which has been approved by the Financial Conduct Authority in accordance with the UK Prospectus Regulation, except that it may make an offer to the public in the UK of any securities at any time under the following exemptions under the UK Prospectus Regulation:
(a)
to any legal entity which is a qualified investor as defined under the UK Prospectus Regulation;

(b)
to fewer than 150 natural or legal persons (other than qualified investors as defined under the UK Prospectus Regulation), subject to obtaining the prior consent of the representatives for any such offer; or

(c)
in any other circumstances falling within section 86 of the Financial Services and Markets Act 2000 (the “FSMA”),

provided that no such offer of the securities shall require the Issuer or any underwriter to publish a prospectus pursuant to section 85 of the FSMA or supplement a prospectus pursuant to Article 23 of the UK Prospectus Regulation.
In the UK, the offering is only addressed to, and is directed only at, “qualified investors” within the meaning of Article 2(e) of the UK Prospectus Regulation, who are also (i) persons having professional experience in matters relating to investments who fall within the definition of “investment professionals” in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”);

(ii) high-net-worth bodies corporate, unincorporated associations and partnerships and trustees of high value trusts as described in Article 49(2)(a) to (d) (“high-net-worth companies, unincorporated associations etc.”) of the Order; or (iii) persons to whom it may otherwise lawfully be communicated (all such persons being referred to as “relevant persons”). This document must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this document relates is available only to relevant persons and will be engaged in only with relevant persons.
Any invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) in connection with the issue or sale of the securities may only be communicated or caused to be communicated in circumstances in which Section 21(1) of the FSMA does not apply to us. All applicable provisions of the FSMA must be complied with in respect to anything done by any person in relation to the securities in, from or otherwise involving the UK.
For the purposes of this provision, the expression an “offer to the public” in relation to the securities in the UK means the communication in any form and by any means of sufficient information on the terms of the offering and any securities to be offered so as to enable an investor to decide to purchase or subscribe for any securities, and the expression “UK Prospectus Regulation” means the UK version of Regulation (EU) No 2017/1129 as it forms part of UK law by virtue of the European Union (Withdrawal) Act 2018.
Australia
No placement document, prospectus, product disclosure statement, or other disclosure document has been lodged with the Australian Securities and Investments Commission (“ASIC”) in relation to this offering. This prospectus does not constitute a prospectus, product disclosure statement, or other disclosure document under the Corporations Act 2001 (the “Corporations Act”) and does not purport to include the information required for a prospectus, product disclosure statement, or other disclosure document under the Corporations Act.
Any offer in Australia of our common stock may only be made to persons, or Exempt Investors, who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act), or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer our common stock without disclosure to investors under Chapter 6D of the Corporations Act.
The common stock applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring securities must observe such Australian on-sale restrictions.
This prospectus contains general information only and does not take account of the investment objectives, financial situation, or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.
Canada
The shares of common stock may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the shares of common stock must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.
Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.
Pursuant to section 3A.3 (or, in the case of securities issued or guaranteed by the government of a non-Canadian jurisdiction, section 3A.4) of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.
Dubai International Financial Centre
This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (“DFSA”). This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The shares to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.
Korea
The shares of common stock offered by this prospectus have not been and will not be registered under the Financial Investments Services and Capital Markets Act of Korea and the decrees and regulations thereunder, or the FSCMA, and the shares of common stock have been and will be offered in Korea as a private placement under the FSCMA. None of the shares of common stock may be offered, sold or delivered directly or indirectly, or offered or sold to any person for re-offering or resale, directly or indirectly, in Korea or to any resident of Korea except pursuant to the applicable laws and regulations of Korea, including the FSCMA and the Foreign Exchange Transaction Law of Korea and the decrees and regulations thereunder, or the FETL. Furthermore, the purchaser of the shares of common stock will comply with all applicable regulatory requirements (including but not limited to requirements under the FETL) in connection with the purchase of the shares of common stock. By the purchase of the shares of common stock, the relevant holder thereof will be deemed to represent and warrant that if it is in Korea or is a resident of Korea, it purchased the shares of common stock pursuant to the applicable laws and regulations of Korea.
China
This prospectus does not constitute a public offer of shares of common stock, whether by sale or subscription, in the People’s Republic of China, or PRC. The shares of common stock are not being offered or sold directly or indirectly in the PRC to or for the benefit of, legal or natural persons of the PRC.
Further, no legal or natural persons of the PRC may directly or indirectly purchase any of the shares of common stock offered by this prospectus or any beneficial interest therein without obtaining all prior PRC’s governmental approvals that are required, whether statutorily or otherwise. Persons who come into possession of this document are required by the Company and its representatives to observe these restrictions.
Japan
No registration pursuant to Article 4, paragraph 1 of the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) (the “FIEL”) has been made or will be made with respect to the solicitation of the application for the acquisition of the shares of common stock.
Accordingly, the shares of common stock have not been, directly or indirectly, offered or sold and will not be, directly or indirectly, offered or sold in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan) or to others for re-offering or re-sale, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan except pursuant to an exemption from the registration requirements, and otherwise in compliance with, the FIEL and the other applicable laws and regulations of Japan.

For Qualified Institutional Investors (“QII”)
Please note that the solicitation for newly-issued or secondary securities (each as described in Paragraph 2, Article 4 of the FIEL) in relation to the shares of common stock constitutes either a “QII only private placement” or a “QII only secondary distribution” (each as described in Paragraph 1, Article 23-13 of the FIEL). Disclosure regarding any such solicitation, as is otherwise prescribed in Paragraph 1, Article 4 of the FIEL, has not been made in relation to the shares of common stock. The shares of common stock may only be transferred to QIIs.
For Non-QII Investors
Please note that the solicitation for newly-issued or secondary securities (each as described in Paragraph 2, Article 4 of the FIEL) in relation to the shares of common stock constitutes either a “small number private placement” or a “small number private secondary distribution” (each as is described in Paragraph 4, Article 23-13 of the FIEL). Disclosure regarding any such solicitation, as is otherwise prescribed in Paragraph 1, Article 4 of the FIEL, has not been made in relation to the shares of common stock. The shares of common stock may only be transferred en bloc without subdivision to a single investor.
Hong Kong
Shares of our common stock may not be offered or sold by means of any document other than (1) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), (2) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), and no advertisement, invitation, or document relating to shares of our common stock may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares of our common stock which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.
Singapore
This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of shares of our common stock may not be circulated or distributed, nor may the shares of our common stock be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (1) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (SFA) (2) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA, or (3) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.
Where shares of our common stock are subscribed or purchased under Section 275 by a relevant person which is: (1) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (2) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for six months after that corporation or that trust has acquired shares of our common stock under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.
Solely for purposes of the notification requirements under Section 309B(1)(c) of the Securities and Futures Act, Chapter 289 of Singapore. The shares are “prescribed capital markets products” (as defined in the

Securities and Futures (Capital Markets Products) Regulations 2018) and Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).
Switzerland
This document is not intended to constitute an offer or solicitation to purchase or invest in the securities. The securities may not be publicly offered, directly or indirectly, in Switzerland within the meaning of the Swiss Financial Services Act (“FinSA”) and no application has or will be made to admit the securities to trading on any trading venue (exchange or multilateral trading facility) in Switzerland. Neither this document nor any other offering or marketing material relating to the securities constitutes a prospectus pursuant to the FinSA, and neither this document nor any other offering or marketing material relating to the securities may be publicly distributed or otherwise made publicly available in Switzerland.

LEGAL MATTERS
The validity of the shares of Class A common stock offered hereby will be passed upon for us by Latham & Watkins LLP, New York, New York. Allen Overy Shearman Sterling US LLP, Menlo Park, California, has acted as counsel for the underwriters in connection with certain legal matters related to this offering.
EXPERTS
The consolidated financial statements of BW Ultimate Parent, LLC as of December 31, 2024 and 2023 and for each of the three years in the period ended December 31, 2024 included in this prospectus and in the registration statement have been so included in reliance on the report of BDO USA, P.C., an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.
The financial statements of Yesway, Inc. as of December 31, 2024 and 2023 and for each of the three years in the period ended December 31, 2024 included in this prospectus and in the registration statement have been so included in reliance on the report of BDO USA, P.C., an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.
WHERE YOU CAN FIND MORE INFORMATION
We have filed with the Securities and Exchange Commission a registration statement on Form S-1 under the Securities Act with respect to the shares of Class A common stock offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules filed with the registration statement. For further information about us and the Class A common stock offered hereby, we refer you to the registration statement and the exhibits filed with the registration statement. Statements contained in this prospectus regarding the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and each such statement is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit to the registration statement.
Upon the closing of this offering, we will be required to file periodic reports, proxy statements, and other information with the SEC pursuant to the Exchange Act. The SEC also maintains an internet website that contains reports, proxy statements and other information about registrants, like us, that file electronically with the SEC. The address of that site is www.sec.gov. We also maintain a website at www.yesway.com, through which you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. Information contained on our website is not a part of this prospectus and the inclusion of our website address in this prospectus is an inactive textual reference only.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
Page
Audited Consolidated Financial Statements
Yesway, Inc.
Report of Independent Registered Public Accounting Firm	F-2
Balance sheets as of December 31, 2024 and 2023	F-3
Statements of operations for the years ended December 31, 2024, 2023, and 2022	F-4
Statements of changes in stockholder’s equity for the years ended December 31, 2024, 2023, and 2022	F-5
Statements of cash flows for the years ended December 31, 2024, 2023, and 2022	F-6
Notes to financial statements	F-7
BW Ultimate Parent, LLC and subsidiaries
Report of Independent Registered Public Accounting Firm	F-10
Consolidated balance sheets as of December 31, 2024 and 2023	F-12
Consolidated statements of income for the years ended December 31, 2024, 2023 and 2022	F-13
Consolidated statements of changes in redeemable senior preferred membership interests and members’ equity for the years ended December 31, 2024, 2023, and 2022	F-14
Consolidated statements of cash flows for the years ended December 31, 2024, 2023, and 2022	F-15
Notes to consolidated financial statements	F-16
Unaudited Condensed Consolidated Financial Statements
BW Ultimate Parent, LLC and subsidiaries
Condensed consolidated balance sheets as of September 30, 2025 and 2024	F-
Condensed consolidated statements of income for the nine months ended September 30, 2025 and 2024	F-
Condensed consolidated statements of changes in redeemable senior preferred membership interests and members’ equity for the nine months ended September 30, 2025 and 2024	F-
Condensed consolidated statements of cash flows for the nine months ended September 30, 2025 and 2024	F-
Notes to condensed consolidated financial statements	F-

Report of Independent Registered Public Accounting Firm
To the Stockholder
Yesway , Inc.
Beverly, Massachusetts
Opinion on the Financial Statements
We have audited the accompanying balance sheets of Yesway, Inc. (the “Company”) as of December 31, 2024 and 2023, the related statements of operations, changes in stockholder’s equity, and cash flows for each of the three years in the period ended December 31, 2024, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2024 and 2023 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Critical Audit Matters
Critical audit matters are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. We determined that there are no critical audit matters.
/s/ BDO USA, P.C.
We have served as the Company’s auditor since 2021.
Boston, Massachusetts
October 3, 2025

YESWAY, INC.
BALANCE SHEETS
	December 31,
	2024	2023
Assets
Current Assets:
Cash	$1	$1
Total Assets	$1	$1
Stockholder’s Equity:
Common stock, $0.01 par value, 100 shares authorized, issued and outstanding	$1	$1
Additional Paid-in Capital	78,419	77,291
Accumulated Deficit	(78,419)	(77,291)
Total Stockholder’s Equity	$1	$1
See accompanying notes to financial statements.

YESWAY, INC.
STATEMENTS OF OPERATIONS
	Year ended December 31,
	2024	2023	2022
Expenses:
General and administrative expenses	$1,128	$51,323	$968
Total Operating Expenses	1,128	51,323	968
Net Loss	$(1,128)	$(51,323)	$(968)
Net loss per share attributable to common stockholder – basic and diluted	$(11.28)	$(513.23)	$(9.68)
Weighted-average common stock outstanding – basic and diluted	100	100	100
See accompanying notes to financial statements.

YESWAY, INC.
STATEMENTS OF CHANGES IN STOCKHOLDER’S EQUITY
	Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholder’s Equity
	Shares	Amount
Balance as of December 31, 2021	100	$1	$25,000	$(25,000)	$1
Capital contribution	—	—	968	—	968
Net loss	—	—	—	(968)	(968)
Balance as of December 31, 2022	100	1	25,968	(25,968)	1
Capital contribution	—	—	51,323	—	51,323
Net loss	—	—	—	(51,323)	(51,323)
Balance as of December 31, 2023	100	1	77,291	(77,291)	1
Capital contribution	—	—	1,128	—	1,128
Net loss	—	—	—	(1,128)	(1,128)
Balance as of December 31, 2024	100	$1	$78,419	$(78,419)	$1
See accompanying notes to financial statements.

YESWAY, INC.
STATEMENTS OF CASH FLOWS
	Year ended December 31,
	2024	2023	2022
Cash Flows from Operating Activities:
Net loss	$(1,128)	$(51,323)	$(968)
Net Cash Used in Operating Activities	(1,128)	(51,323)	(968)
Cash Flows from Financing Activities:
Capital contribution	1,128	51,323	968
Net Cash Provided by Financing Activities	1,128	51,323	968
Net Change in Cash	—	—	—
Cash at Beginning of Year	1	1	1
Cash at End of Year	$1	$1	$1
See accompanying notes to financial statements.

YESWAY, INC.
NOTES TO FINANCIAL STATEMENTS
1. Business
Yesway, Inc. (the “Company”) was incorporated in Delaware on April 23, 2021. Pursuant to a reorganization into a holding company structure, the Company will be a holding company and its principal asset will be a controlling equity interest in BW Ultimate Parent, LLC (“Ultimate Parent”) upon the closing of its initial public offering (the “IPO”). As the sole managing member of Ultimate Parent, the Company will operate and control all of the business and affairs of Ultimate Parent and, through Ultimate Parent and its subsidiaries, conduct its business.
2. Summary of Significant Accounting Policies
Basis of Presentation
The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”) as found in the Accounting Standards Codification (“ASC”) and Accounting Standards Update (“ASU”) of the Financial Accounting Standards Board (“FASB”).
Based on the Company’s expense sharing arrangement with Ultimate Parent (see Note 5), the funds provided under that arrangement will be sufficient to fund anticipated operating expenses for at least twelve months from the date on which the financial statements were available for issuance.
Cash
All cash was cash on hand and is carried in the financial statements at amounts which approximate its fair value.
Income Taxes
The Company is treated as a subchapter C corporation and, therefore, is subject to both federal and state income taxes. Ultimate Parent will continue to be recognized as a limited liability company, a pass-through entity for income tax purposes following the IPO. The Company’s deferred tax assets consist of these tax affected net operating losses of $21,424 and $21,116 as of December 31, 2024 and 2023, respectively, which have been fully reserved at each period due to the history of operating losses.
The Company has had no income tax expense due to operating losses incurred since inception. ASC 740 requires a valuation allowance to reduce the deferred tax assets reported if, based on the weight of the evidence, it is more-likely-than-not that some portion or all the deferred tax assets will not be realized. The Company has evaluated the positive and negative evidence bearing upon the realizability of its deferred tax assets. Based on this, the Company has provided a valuation allowance for the full amount of the net deferred tax assets as the realization of the deferred tax assets is not determined to be more likely than not.
The Company follows the provisions of ASC 740-10, Accounting for Uncertainty in Income Taxes, which specifies how tax benefits for uncertain tax positions are to be recognized, measured, and recorded in financial statements; requires certain disclosures of uncertain tax matters; specifies how reserves for uncertain tax positions should be classified on the balance sheet; and provides transition and interim period guidance, among other provisions. As of December 31, 2024, 2023, and 2022, the Company has not recorded tax reserves associated with any unrecognized tax benefits. The Company’s policy is to recognize interest and penalties accrued on any uncertain tax positions as a component of income tax expense, if any, in its statements of income. As of December 31, 2024, 2023 and 2022, the Company had no reserves for uncertain tax positions.
The Company’s federal income tax returns for the years ended December 31, 2021 to December 31, 2024 remain open and are subject to examination by the Internal Revenue Service and state taxing authorities.

YESWAY, INC.
NOTES TO FINANCIAL STATEMENTS (Continued)
2. Summary of Significant Accounting Policies (Continued)
Net Loss per Share
Basic net loss per common share is calculated by dividing net loss applicable to common stockholder by the weighted-average number of common shares outstanding during the period. Diluted net loss per common share is calculated by increasing the denominator by the weighted-average number of additional shares that could have been outstanding from securities convertible into common stock, such as stock options, unless their effect on net loss per share is antidilutive.
Accounting Pronouncements Adopted During the Current Year
In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures. The standard expands reportable segment disclosure requirements for public business entities primarily through enhanced disclosures about significant segment expenses that are regularly provided to the chief operating decision maker (“CODM”) and included within each reported measure of segment profit (referred to as the significant expense principle). The Company has adopted this standard for the fiscal year 2024 financial statements and thereafter and has applied this standard retrospectively for all prior periods presented in the financial statements.
Recently Issued Accounting Pronouncements Not Yet Adopted
In November 2024, the FASB issued ASU 2024-03, Income Statement Reporting Comprehensive Income Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses. The standard is intended to improve the disclosures about a public business entity’s expenses and address requests from investors for more detailed information about the types of expenses (including purchases of inventory, employee compensation, depreciation, amortization, and depletion) in commonly presented expense captions (such as cost of sales, selling, general, and administrative, and research and development). The amendments will require public entities or private companies that are in the process of going public to disclose specific types of expenses included in the expense captions presented on the face of the income statement as well as disclosures about selling expenses. The new standard is effective for the Company’s annual periods beginning January 1, 2027, and interim periods within fiscal years beginning after December 15, 2027. Early adoption is permitted. The Company is currently evaluating this standard to determine its impact on financial and footnote disclosures.
3. Stockholder’s Equity
As of December 31, 2024, the authorized capital stock included 100 shares of common stock, $0.01 par value. On April 23, 2021, the Company issued 100 shares of common stock for $1, all of which were acquired by an affiliate.
4. Net Loss per Share
For purposes of the diluted net loss per share calculation, stock options, unvested restricted stock and preferred stock are considered to be common stock equivalents. There were no such instruments outstanding. As a result, diluted net loss per share is equal to basic net loss per share.

YESWAY, INC.
NOTES TO FINANCIAL STATEMENTS (Continued)
5. Related Party Transactions
The Company has entered into an expense sharing agreement with Ultimate Parent whereby Ultimate Parent has agreed to pay for general and administrative expenses of the Company. During the years ended December 31 2024, 2023 and 2022, Ultimate Parent incurred the Company’s audit expenses and bank fees in the aggregate amount of $1,128, $51,323 and $968, respectively. The Company recorded general and administrative expenses in the accompanying statements of operations and additional paid in capital in the accompanying statements of stockholder’s equity for these constructive cash receipts and capital contributions.
The Company’s sole stockholder also serves as the manager of Ultimate Parent’s Board of Managers.
6. Segment Information
The Company’s CODM has been identified as the Chief Executive Officer, who reviews the operating results for the Company as a whole to make decisions about allocating resources and assessing financial performance. Accordingly, management has determined that the Company only has one operating segment.
The CODM evaluates performance using net income or loss, as reported in the Company’s accompanying statements of operations to manage the business. The CODM also reviews significant expenses, which are consistent with those reported on the statements of operations. The measure of segment assets is reported on the balance sheets as total assets.
7. Subsequent Events
The Company has evaluated subsequent events through October 3, 2025, the date on which the financial statements were available for issuance, and is not aware of any subsequent events that would require recognition or disclosure in the financial statements.

Report of Independent Registered Public Accounting Firm
Members
BW Ultimate Parent, LLC
Beverly, Massachusetts
Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated balance sheets of BW Ultimate Parent, LLC (the “Company”) as of December 31, 2024 and 2023, the related consolidated statements of income, changes in redeemable senior preferred membership interest and members’ equity, and cash flows for each of the three years in the period ended December 31, 2024, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.
Critical Audit Matter
The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.
Accounting for Build-to-Suit Arrangements
As described in Notes 2 and 5 to the consolidated financial statements, under Build-To-Suit (“BTS”) Arrangements the Company may transfer land and/or partially constructed assets to the lessor and lease back the underlying assets upon completion of construction. The Company evaluates whether the transactions are in the scope of the sales and leaseback guidance, which includes whether the Company is considered the accounting owner of the land and assets during the construction period. The Company then determines whether the BTS Arrangements qualify as sales and leaseback transactions under ASC 842. A transaction involving a sale and leaseback will be accounted for as a sale if the buyer-lessor obtains control of the asset unless the leaseback would be classified as a finance lease or unless an option for the Company to repurchase the asset would preclude sale accounting.
During the year ended December 31, 2024, the Company entered into BTS Arrangements with two different landlords for the construction of new convenience stores and finished construction at sixteen stores. Their respective leases commenced and are included as components of the Company’s initial operating lease liabilities in the amount of $120.7 million, and initial Right-of-Use assets in the amount of $124.8 million in the Consolidated Balance Sheets.
We identified accounting for the BTS Arrangements entered into during 2024 as a critical audit matter. Determining whether the BTS Arrangements are within the scope of the sales and leaseback guidance and whether they qualify as sales and leaseback transactions under ASC 842 required significant judgment in evaluating (i) whether the Company is considered the accounting owner of the land and assets during the construction period, (ii) whether the buyer-lessor obtains control of the assets, (iii) the lease term in determining whether the leaseback would be classified as a finance lease, and (iv) whether an option for the Company to repurchase the asset would preclude sale accounting. Auditing these elements involved especially subjective and complex auditor judgment due to the nature and extent of audit effort required to evaluate management’s application of highly complex accounting guidance to these elements.
The primary procedures performed to address this critical audit matter included:
•
Reading and analyzing the relevant agreements to identify relevant terms and conditions that determine whether the BTS Arrangements are within the scope of the sales and leaseback guidance and whether they qualify as sales and leaseback transactions.

•
With the assistance of professionals in our firm having expertise in accounting for sales and leaseback transactions under ASC 842, evaluating the Company’s conclusions regarding whether the BTS Arrangements are within the scope of the sales and leaseback guidance and whether they qualify as sales and leaseback transactions.

/s/ BDO USA, P.C.
We have served as the Company’s auditor since 2015.
Boston, Massachusetts
October 3, 2025

BW Ultimate Parent, LLC and Subsidiaries
Consolidated Balance Sheets
(dollars in thousands)
	December 31, 2024	December 31, 2023
Assets
Current assets:
Cash and cash equivalents	$32,720	$19,682
Accounts receivable, net of allowance for credit losses of $230 and $300 as of December 31, 2024 and December 31, 2023, respectively	22,128	31,784
Due from affiliates	54	297
Inventories	78,927	74,626
Prepaid expenses	4,830	4,690
Other current assets	27,355	4,691
Total current assets	166,014	135,770
Property and equipment, net	891,288	871,769
Intangible assets	278,506	276,150
Goodwill	280,846	280,846
Operating lease right-of-use assets, net	232,386	109,597
Finance lease right-of-use assets, net	2,046	2,158
Other assets	15,355	13,406
Total assets	$1,866,441	$1,689,696
Liabilities, senior preferred membership interests, and members’ equity
Current liabilities:
Current maturities of debt	$4,100	$4,100
Current maturities of financing obligations	1,913	1,799
Current maturities of operating lease liabilities	4,071	2,188
Current maturities of finance lease liabilities	64	61
Due to affiliates	35	85
Accounts payable	79,658	85,521
Accrued expenses and other current liabilities	44,716	39,037
Total current liabilities	134,557	132,791
Debt, net of current maturities, debt discount, and debt issuance costs	464,182	419,302
Financing obligations, net of current maturities, debt discount, and debt issuance costs	237,630	231,953
Operating lease liabilities, net of current maturities	230,074	109,326
Finance lease liabilities, net of current maturities	2,248	2,310
Asset retirement obligations	10,854	10,369
Derivative liability	900	10,000
Other noncurrent liabilities	7,427	6,522
Total liabilities	1,087,872	922,573
Commitments and contingencies
Redeemable senior preferred membership interests (150,000 shares authorized, issued, and outstanding, redemption value of $203,839 and $191,100 and liquidation preference amount of $203,839 and $174,973 as of December 31, 2024 and December 31, 2023, respectively)	203,839	164,344
Members’ equity
Members’ capital	573,654	601,886
Non-controlling interest	1,076	893
Total members’ equity	574,730	602,779
Total liabilities, senior preferred membership interests, and members’ equity	$1,866,441	$1,689,696
See accompanying notes to consolidated financial statements.

BW Ultimate Parent, LLC and Subsidiaries
Consolidated Statements of Income
(dollars in thousands)
Years Ended December 31,	2024	2023	2022
Total revenues	$2,526,382	$2,534,195	$2,343,084
Expenses:
Cost of goods sold (exclusive of depreciation and amortization, shown separately below)(a)	2,015,938	2,053,050	1,918,983
Salaries and employee benefits	189,084	178,543	156,718
Selling, general, and administrative expenses	177,675	165,191	133,269
Depreciation, amortization, and accretion	59,367	58,413	43,402
Loss (gain) on disposal of assets	1,435	(32,130)	479
Long-lived asset impairment	6,211	19,732	—
Total operating expenses	2,449,710	2,442,799	2,252,851
Income from operations	76,672	91,396	90,233
Change in fair value of derivative liability	(9,100)	(3,600)	—
Interest expense, net	62,102	56,155	39,389
Income before income tax expense	23,670	38,841	50,844
Income tax expense	59	121	—
Net income	23,611	38,720	50,844
Net income attributable to non-controlling interest	260	161	—
Net Income attributable to BW Ultimate Parent, LLC	$23,351	$38,559	$50,844
(a) Includes excise taxes of approximately:	$218,573	$204,968	$169,309
See accompanying notes to consolidated financial statements.

BW Ultimate Parent, LLC and Subsidiaries
Consolidated Statements of Changes in Redeemable Senior Preferred
Membership Interests and Members’ Equity
(dollars in thousands)
	Redeemable Senior Preferred Membership Interests		Members’ Capital	Non-controlling Interest	Total Members’ Equity
	Units	Amount	Amount	Amount	Amount
Balance as of December 31, 2021		$—	$525,255	$868	$526,123
Contributions	150,000	129,146	38,803	—	38,803
Distributions		—	(7,600)	—	(7,600)
Accretion		87	(87)	—	(87)
Net Income		—	50,844	—	50,844
Balance as of December 31, 2022	150,000	$129,233	$607,215	$868	$608,083
Distributions		—	(8,777)	(136)	(8,913)
Accretion		35,111	(35,111)	—	(35,111)
Net Income		—	38,559	161	38,720
Balance as of December 31, 2023	150,000	$164,344	$601,886	$893	$602,779
Distributions		(502)	(11,586)	(77)	(11,663)
Accretion		39,997	(39,997)	—	(39,997)
Net Income		—	23,351	260	23,611
Balance as of December 31, 2024	150,000	$203,839	$573,654	$1,076	$574,730
See accompanying notes to consolidated financial statements.

BW Ultimate Parent, LLC and Subsidiaries
Consolidated Statements of Cash Flows
(dollars in thousands)
Years Ended December 31,	2024	2023	2022
Cash flows from operating activities
Net income	$23,611	$38,720	$50,844
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation, amortization, accretion expense	59,367	58,413	43,402
Non-cash lease expense	2,462	3,208	1,639
Amortization of deferred financing cost	4,527	3,937	3,897
Allowance for credit losses	70	38	—
Change in fair value of derivative liability	(9,100)	(3,600)	—
Loss (gain) on sale and disposal of assets	1,435	(32,130)	479
Long-lived assets Impairment	6,211	19,732	—
Changes in operating assets and liabilities, net of effects of business acquisition:
Accounts receivable	9,587	(9,364)	(5,958)
Inventories	(4,355)	1,819	(13,577)
Prepaids	(139)	972	3,674
Other current assets	(22,663)	(4,109)	104
Other assets	(1,949)	2,058	(3,676)
Accounts payable	6,823	(6,165)	26,686
Accrued expenses and other current liabilities	6,574	(37)	(4,605)
Lease liabilities	(3,470)	(3,536)	(1,257)
Asset retirement obligation	(783)	(1)	(75)
Due to/(from) affiliates	193	(177)	1,241
Net cash provided by operating activities	78,401	69,778	102,818
Cash flows from investing activities
Purchase of property and equipment	(123,873)	(165,502)	(296,101)
Acquisition of business, net of inventory	—	(21,342)	(27,114)
Acquisition of intangible assets	(2,356)	(6,140)	(400)
Proceeds from sale of assets	2,665	107,930	40
Net cash used in investing activities	(123,564)	(85,054)	(323,575)
Cash flows from financing activities
Proceeds from revolver	65,000	60,000	145,000
Repayment of revolver	(20,000)	(85,000)	(80,000)
Repayment of term loan	(4,100)	(4,100)	(4,100)
Cash paid for debt issuance costs	—	—	(594)
Proceeds from financing obligation	31,249	8,465	—
Repayment of financing obligation with lessors	(1,799)	(2,238)	(2,086)
Repayment of financing leases	(61)	(60)	(55)
Proceeds from issuance of redeemable senior preferred interests	—	—	147,000
Cash paid for redeemable senior preferred membership interests issuance costs	—	(3,022)	(1,232)
Distributions to redeemable senior preferred membership interests	(502)	—	(7,600)
Distributions to members	(11,586)	(8,777)	—
Contributions from members	—	—	38,803
Net cash provided by (used in) financing activities	58,201	(34,732)	235,136
Increase (decrease) in cash and cash equivalents	13,038	(50,008)	14,379
Cash and cash equivalents, beginning of period	19,682	69,690	55,311
Cash and cash equivalents, end of period	$32,720	$19,682	$69,690
Supplemental Disclosure of Cash Flow Information:
Cash paid for:
Interest, net of amounts capitalized	$57,839	$51,854	$35,413
Income taxes	$65	$—	$—
Supplemental Disclosure of Non-Cash Investing and Financing Activities:
Fixed asset purchases in Accounts payable and Accrued expenses and other current liabilities	$13,287	$25,887	$62,476
Issuance costs on redeemable senior preferred membership interest in Accrued expenses and other current liabilities	$—	$—	$3,022
Right-of-use assets acquired by assumption of operating leases	$123,830	$102,442	$300
Remeasurement of lease liabilities and right-of-use assets	$2,083	$1,591	$—
Asset retirement obligations capitalized in fixed assets	$334	$185	$291
Accretion of redeemable senior preferred membership interests	$39,997	$35,111	$87
Distributions to non-controlling interests	$184	$136	$—
See accompanying notes to consolidated financial statements.

BW Ultimate Parent, LLC and Subsidiaries
Notes to Consolidated Financial Statements
(dollars in thousands)
1. Description of Business
BW Ultimate Parent, LLC and Subsidiaries (the “Company”) operates 440 convenience stores in nine states. The Company’s convenience stores offer a broad selection of merchandise, fuel and other products and services designed to appeal to the convenience needs of the Company’s customers. Since its inception, the Company has grown through acquisition and construction of new stores. The Company has funded its operations, acquisitions, and construction costs primarily with proceeds from funds raised by the Company and its Members, the issuance of redeemable senior preferred membership interests, financing from build-to-suit landlords, as well as credit facilities from its banks. The Company believes that its existing cash and cash equivalents, availability under its revolving line of credit, and cash flow from operations will be sufficient to fund its operations for at least one year from the issuance date of these accompanying Consolidated Financial Statements.
2. Summary of Significant Accounting Policies
Basis of presentation
The accompanying Consolidated Financial Statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”) as found in the Accounting Standards Codification (“ASC”) and Accounting Standards Update (“ASU”) of the Financial Accounting Standards Board (“FASB”).
Reclassification of Prior Year Presentation
Certain prior year amounts have been reclassified for consistency with the current year presentation. These reclassifications had no effect on the reported results.
Principles of consolidation
The accompanying Consolidated Financial Statements include the accounts of the Company and its wholly owned subsidiaries and its majority owned subsidiaries. All of the Company’s subsidiaries are wholly owned with the exception of RE Energy Company, LLC (“RE Energy”), which has a non-controlling interest with the right to receive distributions related to a patronage program of RE Energy’s fuel distributor. All intercompany accounts and transactions have been eliminated in consolidation.
Use of estimates
The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.
Material estimates that are particularly susceptible to significant change include the determination of fixed asset impairment, the fair value of leased properties, and the fair value of embedded derivatives requiring bifurcation from its host.
The Company is self-insured for employee healthcare, general liability, and workers’ compensation. Self-insurance accruals include an estimate for expected settlement or pending claims, defense costs, administrative fees, claim adjustments costs and estimate for claims incurred but not reported. The amount of ultimate loss may differ from these estimates.
In addition, the allocation of the purchase price for acquisitions requires extensive use of accounting estimates and judgments to allocate the purchase price to identifiable tangible and intangible assets acquired and liabilities assumed based upon their respective fair values.

BW Ultimate Parent, LLC and Subsidiaries
Notes to Consolidated Financial Statements (Continued)
(dollars in thousands)
2. Summary of Significant Accounting Policies (Continued)
Cash and cash equivalents
Cash and cash equivalents are comprised of cash and investments with original maturity dates of less than ninety days from the date of purchase.
Accounts receivable and allowance for credit losses
Below is a summary of the receivable values at December 31, 2024 and 2023, with a beginning balance at January 1, 2023, in the amount of $22,460:
December 31,	2024	2023
Trade accounts receivable	$20,748	$30,602
Lottery accounts receivable	831	186
Other accounts receivable	779	1,296
Allowance for credit losses	(230)	(300)
Accounts receivable, net	$22,128	$31,784
The Company’s accounts receivable is primarily composed of balances outstanding from credit card companies for customer purchases which are recorded at the time of the related sale and generally collected within a few days, and vendor rebates which are recorded based upon the applicable agreements and generally collected within a few months; in addition to immaterial amounts due from customers and tenants. Counterparty credit is extended based on evaluation of counterparties’ financial condition, and generally, collateral is not required. Accounts receivable is stated in the accompanying Consolidated Financial Statements net of an allowance for credit losses. The Company determines its allowance using an expected loss methodology which considers several factors, including historical collection experience, current counterparty credit information, current and future economic and market conditions, and a review of the current status of the counterparty’s account balances. The Company writes off estimated credit losses when deemed uncollectible.
At December 31, 2024 and 2023, all of the Company’s accounts receivable were classified as current assets and there were no non-standard payment terms.
Inventories
Inventories primarily consist of merchandise in the Company’s stores and fuel. Merchandise is stated at the lower of cost or market using the average retail method. Fuel inventories use a weighted-average cost using the first-in, first-out method for fuel. The Company also carries supply and equipment parts inventory necessary to keep store facilities and equipment in working order.
In order to assure valuation at the lower of cost or market for merchandise, the retail value of inventory is adjusted on a consistent basis to reflect current market conditions. These adjustments include increases to the retail value of inventory for initial markups to set the selling price of goods or additional markups to adjust pricing for inflation and decreases to the retail value of inventory for markdowns associated with promotional, seasonal, or other declines in the market value. Because these adjustments are made on a consistent basis and are based on current prevailing market conditions, they approximate the carrying value of the inventory at market. Therefore, after applying the cost to retail ratio, the cost value of inventory is stated at the lower of cost or market as is prescribed by US GAAP.

BW Ultimate Parent, LLC and Subsidiaries
Notes to Consolidated Financial Statements (Continued)
(dollars in thousands)
2. Summary of Significant Accounting Policies (Continued)
Inventories consist of the following:
December 31,	2024	2023
Fuel	$23,374	$24,028
Merchandise	54,689	49,699
Maintenance	864	899
Total inventories	$78,927	$74,626
Because the approximation of market under the retail inventory method is based on estimates such as markups, markdowns, and inventory losses (shrink), there exists an inherent uncertainty in the final determination of inventory cost and gross margin. In order to mitigate that uncertainty, the Company performs quarterly physical counts at all locations and has a formal review by product class which considers variables such as current market trends, seasonality, weather patterns, and age of merchandise to ensure that markdowns are taken currently, or a markdown reserve is established to cover future anticipated markdowns. This review also considers current pricing trends and inflation to ensure that markups are taken, if necessary.
The Company establishes inventory reserves to record its inventory at the lower of cost or net realizable value. A portion of the inventory reserves represents an amount for excess and slow-moving inventory on hand that is expected to be written off or otherwise disposed of below cost at a future date. The Company’s estimate of the appropriate amount of the excess and slow-moving inventory reserve utilizes certain inputs and involves judgment. The inventory reserve was $950 for each of the years ended December 31, 2024 and 2023, which is included in Inventories in the accompanying Consolidated Balance Sheets.
Other current assets
The Company accounts for costs incurred for construction-in-progress under build-to-suit sale-leaseback arrangements (“BTS Arrangements”) within Other current assets in the accompanying Consolidated Balance Sheets. The costs consist primarily of payments made by the Company to purchase assets where the Landlords are the accounting owner. The costs are expected to be reimbursed by the Landlords throughout the construction period.
December 31,	2024	2023
BTS Arrangements – construction in progress	$24,257	$4,067
Other	3,098	624
Total other current assets	$27,355	$4,691
Property and equipment
Property and equipment are carried at cost, less accumulated depreciation, amortization, and accretion. Depreciation, amortization, and accretion are computed using the straight-line method over the estimated useful lives of the assets. Leasehold improvements and other assets at leased locations are amortized over the shorter of the estimated useful lives of the assets or the term of the lease. Useful lives for assets are as follows:
Category	Range
Buildings and improvements	10 – 39 years
Equipment	5 years
Leasehold improvements	Lesser of lease term or useful life

BW Ultimate Parent, LLC and Subsidiaries
Notes to Consolidated Financial Statements (Continued)
(dollars in thousands)
2. Summary of Significant Accounting Policies (Continued)
Impairment and disposal of long-lived assets
FASB ASC 360, Property, Plant and Equipment, addresses the reporting for the impairment or disposal of long-lived assets and does not apply to goodwill or intangible assets that are not being amortized and certain other long-lived assets. The Company has long-lived assets, primarily consisting of real property and improvements thereon, underground storage tanks, dispensing equipment, other personal property, and right-of-use assets. The Company evaluates intangible and tangible assets whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable.
The Company monitors closed and underperforming stores for an indication that the carrying amount of assets may not be recoverable. If the sum of the expected future undiscounted cash flows is less than the carrying amount of the assets, an impairment loss is recognized to the extent the carrying value of the assets exceeds their estimated fair value. Fair value is based on management’s estimate of the amount that could be realized from the sale of assets in a current transaction between willing parties. The estimate is derived from offers, actual sale or disposition of assets subsequent to year end, and other indicators of fair value.
In determining whether an asset is impaired, assets are grouped at the lowest level for which there are identifiable cash flows that are largely independent of the cash flows of other groups of assets, which for the Company is generally on a store-by-store basis.
Goodwill
Goodwill represents the excess of purchase price over the fair value of net tangible and identifiable intangible assets of businesses acquired. The Company performs an annual impairment test of its goodwill unless interim indicators of impairment exist. The testing of goodwill for impairment is performed at a level referred to as a reporting unit. A reporting unit is either the “operating segment level” or one level below, which is referred to as a “component.” The level at which the impairment test is performed requires an assessment as to whether the operations below the operating segment constitute a self-sustaining business, in which case testing is generally required to be performed at this level. The Company has determined that it has one operating segment and one reporting unit. The Company’s annual impairment testing date is October 1 of each fiscal year. US GAAP permits entities to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount, as a basis for determining whether it is necessary to perform the quantitative impairment test. An impairment loss is recognized in an amount equal to the excess of the reporting unit’s carrying value over its fair value, up to the amount of goodwill allocated to the reporting unit. In 2024 and 2023, the Company assessed qualitative factors and determined it was more likely than not that the fair value of the reporting unit exceeded the carrying value.
Intangible assets
The Company has indefinite-lived intangibles which consist primarily of liquor licenses and brand intangibles. The Company acquired liquor licenses totaling $2,357 and $6,140 during the years ended December 31, 2024 and 2023 respectively. These assets were primarily acquired in the Company’s various acquisitions and recorded at fair value on the date of acquisition. The costs associated with maintaining and renewing these assets are expensed in the period incurred. These assets are not amortized and are tested for impairment annually and whenever events or changes in circumstance indicate that their carrying value may not be recoverable. There was no impairment charges related to the indefinite-lived intangibles recorded during the years ended December 31, 2024, 2023, and 2022.

BW Ultimate Parent, LLC and Subsidiaries
Notes to Consolidated Financial Statements (Continued)
(dollars in thousands)
2. Summary of Significant Accounting Policies (Continued)
Below is a summary of the carrying amounts of indefinite-lived intangibles as of December 31, 2024 and 2023:
December 31,	2024	2023
Brand	$216,620	$216,620
Liquor licenses	61,886	59,530
Total	$278,506	$276,150
Other noncurrent liabilities
The Company receives funds under contractual agreements with various unrelated vendors, primarily related to branding. The Company is required to repay a pro-rata portion of these fees if a site is de-branded prior to the end of the supply agreements. Total reductions reflected in cost of sales related to amortization of brand fees was approximately $1,396, $599, and $512 for each of the year’s ended December 31, 2024, 2023, and 2022, respectively.
Below is a summary of the carrying amounts of other noncurrent liabilities as of December 31, 2024 and 2023:
December 31,	2024	2023
Brand funding	$6,740	$5,625
Other	687	897
Total	$7,427	$6,522
Self-insurance reserves
Beginning in 2021, the Company self-insured its health and dental benefits offered to its employees. To mitigate the risk of self-insured healthcare claims costs, the Company purchased stop-loss insurance that shifts the financial liability back to the insurance provider if a specific claim and expense amounts is in excess of $200. The self-insurance reserve is determined actuarially at each period end based on claims filed and an estimate of claims incurred but not yet reported. At December 31, 2024 and 2023, self-insurance reserves of $2,001 and $1,069 respectively, are included in Accrued expenses and other current liabilities in the accompanying Consolidated Balance Sheets. The Company recorded expenses totaling $6,596, $9,555, and $9,483 related to self-insured health care claims during the years ended December 31, 2024, 2023, and 2022, respectively, which are recorded in Total operating expenses in the accompanying Consolidated Statements of Income.
Self-insurance reserves were made for estimated liabilities associated with workers’ compensation and general liability. Beginning in 2023, the reserve estimate is based on an actuarial evaluation of the Company’s history of claims, industry benchmark factors, and specific event analysis. At December 31, 2024 and 2023, self-insurance reserves of $4,716 and $3,755, respectively, for workers’ compensation and general liability reserve on a discounted basis are included in Accrued expenses and other current liabilities in the accompanying Consolidated Balance Sheets.
Environmental remediation receivables and liabilities
The Company accrues losses associated with environmental remediation obligations when such losses are probable and reasonably estimable. Accruals for estimated losses from environmental remediation obligations generally are recognized no later than completion of the remedial feasibility study. Such accruals are adjusted as further information develops or circumstances change. Costs of future expenditures for environmental remediation obligations are not discounted to their present value. Recoveries of environmental remediation

BW Ultimate Parent, LLC and Subsidiaries
Notes to Consolidated Financial Statements (Continued)
(dollars in thousands)
2. Summary of Significant Accounting Policies (Continued)
costs from other parties are recorded as assets when their receipt is deemed probable. Remediation costs that extend the economic life of the assets are capitalized and amortized over the remaining economic life of the assets.
Income taxes
The Company is recognized as a partnership for federal and state income tax purposes, for all entities except for one subsidiary, RE Energy, which is an LLC that elected to be taxed as a corporation in a pre-acquisition period. The Company uses the asset and liability method of accounting for income taxes. The Company calculates its current tax based on estimates and assumptions that could differ from actual results reflected in income tax returns filed subsequently. Adjustments based on filed returns are recorded when identified. The accompanying Consolidated Financial Statements include a provision or liability for federal or state income taxes for that one subsidiary.
On a consolidated basis, the Company’s Members are responsible for the tax on its proportionate share of the Company’s taxable income. The Company follows the provisions of FASB ASC 740-10, Accounting for Uncertainty in Income Taxes (“ASC 740-10”). Under ASC 740-10, an organization must recognize the tax benefit associated with tax positions taken for tax return purposes when it is more likely than not that the position will be sustained upon examination by a taxing authority. The Company’s policy is to recognize interest and penalties accrued on any uncertain tax positions, if any, as a component of Provision for Income Taxes in the accompanying Consolidated Statements of Income.
Revenue recognition
Point in time
The Company recognizes retail sales of fuel and merchandise at the point in time of the sale to the customer when goods or services are exchanged for legal tender as the performance obligation has been satisfied. Sales taxes collected from customers and remitted to the government are recorded on a net basis in the accompanying Consolidated Financial Statements.
The Company evaluates whether it is a principal or an agent in a transaction to determine whether revenue should be recorded on a gross or a net basis. In performing this analysis, the Company considers first whether it controls the goods before they are transferred to the customers and if it has the ability to direct the use of the goods or obtain benefits from them. The Company also considers the following indicators: (1) the primary obligor, (2) the latitude in establishing prices and selecting suppliers, and (3) the inventory risk borne by the Company before and after the goods have been transferred to the customer. When the Company acts as principal, revenue is recorded on a gross basis. When the Company acts as an agent, revenue is recorded on a net basis. The Company recognizes commissions and other service fees on the sale of lottery and gaming products, at the point in time of the sale to the customer.
Deferred revenue—loyalty program
The Company offers customer loyalty programs whereby participants can earn rewards based on their spending or other promotional activities redeemable towards certain merchandise or fuel. These programs create a performance obligation which requires us to defer a portion of sales revenue to the loyalty program participants until they redeem their awards. Earned rewards expire after an account is inactive for between one month and one year, depending on the program. The Company determines the loyalty reward obligations based on the relative standalone selling price. Liabilities for unredeemed awards are accrued until redemption or expiration and, upon redemption and expiration, recorded as an adjustment to Other revenues. As of

BW Ultimate Parent, LLC and Subsidiaries
Notes to Consolidated Financial Statements (Continued)
(dollars in thousands)
2. Summary of Significant Accounting Policies (Continued)
December 31, 2024, 2023, and 2022 the Company had a loyalty liability of $3,756, $2,346, and $4,261, respectively recorded at Accrued expenses and other current liabilities in the accompanying Consolidated Balance Sheets.
The following table disaggregates the Company’s revenue by major source:
Years ended December 31,	2024	2023	2022
Fuel sales	$1,673,324	$1,718,497	$1,630,336
Inside merchandise sales	829,348	790,184	691,418
Other revenues	23,710	25,514	21,330
Total revenues	$2,526,382	$2,534,195	$2,343,084
Excise tax
Excise taxes approximating $218,573, $204,968 and $169,309 on retail fuel sales are included in total revenues and cost of goods sold for years ended December 31, 2024, 2023, and 2022, respectively.
Cost of goods sold (exclusive of depreciation and amortization)
The Company includes all costs incurred to acquire motor fuel and merchandise, including excise taxes, the costs of purchasing, storing, and transporting inventory prior to delivery to customers as Cost of goods sold (exclusive of depreciation and amortization) in the accompanying Consolidated Statements of Income. All depreciation and amortization of Property and equipment amounts are included in Depreciation, amortization, and accretion expense in the accompanying Consolidated Statements of Income.
Fuel and merchandise vendor allowances and rebates
Fuel suppliers and merchandise vendors offer incentives and allowances in different forms. The Company accounts for these incentives and allowances under FASB ASC 705-20, Accounting for Consideration Received from Vendors.
Fuel supplier incentives and allowances may include a discount for prompt payment, temporary volume allowances, and other volume rebates. Prompt payment discounts from suppliers are based on a percentage of the purchase price of motor fuel and the dollar value of these discounts varies with motor fuel prices. These incentives and allowances are recorded as a reduction to the cost of goods sold. The aggregate amounts recorded as a reduction to Cost of goods sold (exclusive of depreciation and amortization) in the accompanying Consolidated Statements of Income for fuel supplier incentives and allowances for years ended December 31, 2024, 2023, and 2022 were $1,395, $1,000, and $1,016, respectively.
The Company receives payments for vendor allowances and volume rebates from various suppliers of convenience store merchandise. Vendor allowances for price markdowns are credited to the cost of goods sold during the period the related markdown is realized. Volume rebates of merchandise are recorded as reductions to the cost of goods sold when the merchandise qualifying for the rebate is sold. Slotting and stocking allowances received from a vendor are recorded as a reduction to the cost of goods sold over the period covered by the agreement.
The aggregate amounts recorded as a reduction to Cost of goods sold (exclusive of depreciation and amortization) in the accompanying Consolidated Statements of Income for merchandise vendor allowances and rebates for years ended December 31, 2024, 2023, and 2022 were $38,313, $33,971, and $26,182, respectively.

BW Ultimate Parent, LLC and Subsidiaries
Notes to Consolidated Financial Statements (Continued)
(dollars in thousands)
2. Summary of Significant Accounting Policies (Continued)
Concentration of suppliers
The Company procures most of its fuel products under branded fuel supply agreements with two major oil companies. The supply agreements provide formula-based pricing and minimum volume commitments. For the years ended December 31, 2024, 2023, and 2022, the Company’s branded fuel purchases totaled approximately 90%, 94%, and 94%, respectively, and exceeded their minimum volume purchase commitments. The Company may also purchase unbranded fuel from other suppliers to supply unbranded sites. Fuel products are received at various fuel terminals throughout markets in which the Company operates and are transported to stores through common carriers.
While the Company believes other fuel suppliers could supply product at similar or more favorable terms, there is a risk that an alternative supplier would not be immediately available or would not meet the current contracted pricing agreement resulting in a material effect on the Company’s business, cost of goods sold, and results of operations.
The Company also purchased approximately 54%, 56%, and 58% of general merchandise and supplies from three wholesale grocers during the years ended December 31, 2024, 2023, and 2022, respectively. While the Company believes other wholesale grocers could supply general merchandise at similar or more favorable terms, there is a risk an alternative supplier would not be immediately available or would not meet the current pricing resulting in a material effect on the Company’s business, costs of goods sold, and results of operations.
Concentration of credit risk
Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents and accounts receivable. The Company invests a portion of its cash and cash equivalents with nonaffiliated institutions, which, at times, may exceed federally insured limits and which management believes to have strong credit ratings. The Company has not experienced any losses on its deposits of cash or cash equivalents. Federal insurance coverage was limited to $250 per depositor at each financial institution. As of December 31, 2024 and 2023, there was approximately $32,318 and $14,155, respectively, in accounts that were in excess of federally insured limits. Concentrations of credit risk with respect to accounts receivable are limited due to the credit worthiness of the Company’s credit card processors, vendors, tenants, and customers. Management regularly monitors the creditworthiness of its counterparties and believes that it has adequately provided for any exposure to expected credit losses.
Advertising costs
Advertising costs are expensed as incurred. Advertising costs totaled $5,111, $6,495, and $4,682 for the years ended December 31, 2024, 2023, and 2022, respectively. These costs are included in Selling, general and administrative expenses in the accompanying Consolidated Statements of Income.
Unit incentive plan
Employees of the Company are eligible to participate in the Unit Incentive Plan (the “Plan”). The Plan is designed as profit interests for plan participants (the “Plan Participants”) to share in any future appreciation of the Company after the Members receive the agreed upon distribution of $762,110, thereby aligning the interests of Plan Participants with those of the Company’s Members. The Company authorized the issuance of up to 2.5% Series P member interests (“Series P Interests”) for Plan Participants. Series P Interests are subject to vesting, repurchase rights upon cessation of employment, and other events defined within the Plan. Series P Interests vest over a 4-year period as long as the Participant has provided continuous employment, consulting, or other service to the Company, one of its Affiliates or an Affiliate through each vesting date.

BW Ultimate Parent, LLC and Subsidiaries
Notes to Consolidated Financial Statements (Continued)
(dollars in thousands)
2. Summary of Significant Accounting Policies (Continued)
Redeemable senior preferred membership interests
The Company accounts for members’ interest subject to possible redemption in accordance with the guidance in FASB ASC 480, Distinguishing Liabilities from Equity. The redeemable senior preferred membership interests are redeemable upon the occurrence of certain deemed liquidation events which are outside of the Company’s control and are classified outside of permanent equity. The redeemable senior preferred membership interests have been classified outside of permanent equity since they are redeemable upon the occurrence of certain deemed liquidation events which are outside of the Company’s control. The redeemable senior preferred membership interests are recorded net of issuance costs and discounts and are being accreted to their expected redemption amount using the effective interest method over the expected term of the instrument (effective interest rate of 15.10% as of December 31, 2024). The Company recorded accretion of $39,997 and $35,111 during the years ended December 31, 2024 and 2023, respectively, which is considered a deemed dividend.
The redeemable senior preferred membership interests contain an embedded derivative which requires bifurcation and mark-to-market treatment each period with changes in fair value recognized in earnings in accordance with FASB ASC 815-15, Derivatives and Hedging—Embedded Derivatives.
The Company bifurcates embedded features from their host instruments and accounts for them as freestanding derivative financial instruments, if certain criteria are met. The criteria include circumstances in which (a) the economic characteristics and risks of the embedded derivative instrument are not clearly and closely related to the economic characteristics and risks of the host contract, (b) the hybrid instrument that embodies both the embedded derivative instrument and the host contract is not re-measured at fair value under otherwise applicable generally accepted accounting principles with changes in fair value reported in earnings as they occur, and (c) a separate instrument with the same terms as the embedded derivative instrument would be considered a derivative instrument.
Non-controlling interest
In the accompanying Consolidated Balance Sheets, the Company separately identifies the equity of a non-controlling partner of its subsidiary RE Energy, which has the right to receive distributions related to a patronage program of RE Energy’s fuel distributor. Non-controlling interest is recognized as a component of equity in the accompanying Consolidated Balance Sheets and the net income attributable to the non-controlling interest is allocated in the accompanying Consolidated Statements of Income. Net income of $260, $161, and $0 was allocated to non-controlling interest in 2024, 2023, and 2022, respectively.
Business combination accounting
The Company accounts for business combinations in accordance with FASB ASC 805, Business Combinations. Acquisitions of assets or entities that include inputs and processes and the ability to create outputs are considered business combinations. The purchase price for assets acquired and liabilities assumed is recorded based on fair value. The excess of the fair value of the consideration conveyed or over the fair value of the net assets acquired is recorded as goodwill. If the net value of the identifiable assets and liabilities at the acquisition date exceeds the sum of the consideration transferred, the excess amount is immediately recognized in the accompanying Consolidated Statements of Income as bargain purchase gain. The accompanying Consolidated Statements of Income include the results of operations for each acquisition from their respective date of acquisition.
Determining the fair value of these items requires management’s judgment, the utilization of independent valuation experts, and involves the use of significant estimates and assumptions with respect to the timing and amounts of the future cash flows and outflows, discount rates, market prices, and asset lives, among other items. The judgments made in the determination of the estimated fair value assigned to the assets acquired,

BW Ultimate Parent, LLC and Subsidiaries
Notes to Consolidated Financial Statements (Continued)
(dollars in thousands)
2. Summary of Significant Accounting Policies (Continued)
liabilities assumed and any non-controlling interest in the investee, as well as the estimated useful life of each asset and the duration of each liability, can materially impact the accompanying Consolidated Financial Statements in periods after acquisition, such as through depreciation and amortization.
Lease accounting
Leases are classified and reported in accordance with FASB ASC 842, Leases (“ASC 842”). The Company leases certain properties under non-cancelable leases whose base terms are typically 10 to 20 years and generally provide options that permit renewals for additional periods. The Company recognizes a right-of-use asset representing its right to use the underlying assets for the lease term and a lease liability for the obligation to make lease payments. Both the right-of-use asset and lease liability are initially measured at the present value of the lease payments using the implicit rate in the lease agreement when it is readily determinable. When the implicit rate is not readily determinable, the Company uses its incremental borrowing rate of debt over the term of the lease. The Company includes lease payments from renewal options in the measurement of its right-of-use assets and lease liabilities when the renewal options are reasonably certain of exercise. Minimum lease payments are expensed on a straight-line basis over the term of the lease including renewal periods that are reasonably expected to be exercised. In addition to minimum lease payments, certain leases provide for fixed or indexed-based increases and may also include additional payments based on the Company’s sales volumes. The Company is typically responsible for payment of real estate taxes, maintenance expenses, and insurance related to the leased properties. All variable-based increases or additional lease expenses are expensed as incurred and not included in the Company’s recognized lease liabilities.
The Company has elected to account for each lease component and its associated non-lease components as a single component and has allocated the contract consideration across lease components only.
Additionally, for each of our real estate transactions involving the leaseback of the related property from the buyer or affiliates of the buyer, the Company determines whether these transactions qualify as sale and leaseback transactions under ASC 842. A transaction involving a sale and leaseback will be accounted for as a sale if the buyer-lessor obtains control of the asset unless the leaseback would be classified as a finance lease or unless an option for the Company to repurchase the asset would preclude accounting as a sale. The Company considers various inputs and assumptions in assessing whether transactions involving a sale and leaseback should be accounted for as a sale, including whether the buyer-lessor has the significant risks and rewards of ownership, lease renewal options, and whether a repurchase option exists. For these transactions, the Company considers various inputs and assumptions including, but not necessarily limited to, effective cost of funds, lease terms, renewal options, minimum lease payments, discount rates, economic life of the properties, the existence of a purchase option, and other rights and provisions in the purchase and sale agreement, lease, and other documentation to determine whether control has been transferred to the buyer or remains with the Company. A lease will be classified as direct financing if risks and rewards are conveyed without the transfer of control. Otherwise, the lease is treated as an operating lease.
In addition to the sale and leaseback transactions described above, the Company entered into BTS Arrangements for the construction of new stores. For BTS Arrangements, the Company may transfer land or partially constructed assets to the lessor and leaseback the underlying assets upon completion of construction. Only transactions for which the construction-in-progress asset is substantially similar to the completed asset leased back are in the scope of the sale and leaseback guidance. If the asset leased back is substantially different from that being sold, the transaction is assessed as a sale of a non-financial asset under FASB ASC 606, Revenue Recognition.
Under FASB ASC 842, BTS Arrangements require specific consideration to determine whether the Company is considered the accounting owner of the land and asset during the construction period. This determination requires the Company to evaluate whether the Company controls the land and assets being constructed, which

BW Ultimate Parent, LLC and Subsidiaries
Notes to Consolidated Financial Statements (Continued)
(dollars in thousands)
2. Summary of Significant Accounting Policies (Continued)
includes having the ability to direct how and for what purpose the asset is used during the construction period, as well as bearing the majority of the risks and rewards of ownership. For these BTS Arrangements, the Company has determined the lessor has obtained control of the land during the construction period. Nonetheless, the Company remains the accounting owner of the land until lease commencement as sale treatment cannot be determined until the lease commences. Upon commencement of the lease, the Company applies the leaseback measurement guidance under ASC 842 described above.
Asset retirement obligations
In accordance with FASB ASC 410-20, Asset Retirement and Environmental Obligations, the Company records a liability for the removal of underground storage tanks. At the time of acquisition, the obligation to remove underground storage tanks is valued at fair value in accordance with ASC 820. Upon initial recognition of the asset retirement obligation, the Company capitalizes the cost as part of the cost basis of the underground storage tanks and depreciates the asset over its useful life. Changes due solely to the passage of time (i.e., accretion of the discounted liability) are recognized as an increase in the carrying amount of the liability and as a component of Total operating expenses in the accompanying Consolidated Statements of Income. The estimates of the anticipated future costs for removal of an underground storage tank are based on prior experience with removal. Because these estimates are subjective and are currently based on historical costs with adjustments for future changes in those costs, the expected dollar amount of these obligations could change as more information is obtained.
The following is a roll forward of the asset retirement obligations for the years ended December 31, 2024 and 2023:
December 31,	2024	2023
Balance at beginning of period	$10,369	$6,703
Accretion expense	304	2
Liabilities settled	(676)	(91)
Revisions in estimated cash flows	523	3,570
Liabilities incurred	334	185
Balance at end of period	$10,854	$10,369
In connection with the settlement of its asset retirement obligations and retirement of its capitalized asset retirement obligations during the year ended December 31, 2024 and 2023, the Company recognized a loss of $162 and $112, respectively, within Loss (gain) on disposal of assets in the accompanying Consolidated Statements of Income.
Accounting pronouncements adopted during the current year
In November 2023, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures. The standard expands reportable segment disclosure requirements for public business entities primarily through enhanced disclosures about significant segment expenses that are regularly provided to the chief operating decision maker (“CODM”) and included within each reported measure of segment profit (referred to as the “significant expense principle”). We have adopted this standard for our fiscal year 2024 annual financial statements and interim financial statements thereafter and have applied this standard retrospectively for all prior periods presented in the financial statements.
Recently issued accounting pronouncements not yet adopted
In November 2024, the FASB issued ASU 2024-03, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses. The

BW Ultimate Parent, LLC and Subsidiaries
Notes to Consolidated Financial Statements (Continued)
(dollars in thousands)
2. Summary of Significant Accounting Policies (Continued)
standard is intended to improve the disclosures about a public business entity’s expenses and address requests from investors for more detailed information about the types of expenses (including purchases of inventory, employee compensation, depreciation, amortization, and depletion) in commonly presented expense captions (such as cost of sales, selling, general, and administrative, and research and development). The amendments will require public entities or private companies that are in the process of going public to disclosure specific types of expenses included in the expense captions presented on the face of the income statement as well as disclosures about selling expenses. The amendments in this update are effective for the Company’s annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027. Early adoption is permitted. The Company is currently evaluating ASU 2024-03 to determine its impact on financial and footnote disclosures.
3. Property and equipment
During the year ended December 31, 2024, the Company made the decision to dispose of the 25 open stores in Iowa and the 7 stores in Kansas, due to changing market conditions. The Company also decided to close its 3 experimental concept stores operating in Texas, as well as an additional 5 stores throughout its portfolio due to underperformance to expectations. The Company noted an additional 6 underperforming stores combined with the closing stores resulted in a triggering event requiring assessment of impairment for long-lived assets at the impacted stores. The carrying value of the assets which exceeded their estimated fair value was recorded as an impairment loss in the amount of $6,211 as a component of operating expenses. During the year ended December 31, 2023, the Company made the decision to close 19 owned stores and four leased stores which was considered a triggering event requiring assessment of impairment for long-lived assets at the impacted stores. The carrying value of the assets which exceeded their estimated fair value was recorded as an impairment loss in the amount of $19,732 as a component of operating expenses. No impairment was recorded during the year ended December 31, 2022. The Company developed its fair value estimates using its experience in utilizing and/or disposing of similar assets and on estimates provided by the Company’s own real estate experts.
During 2024, 2023 and 2022, the Company disposed of certain assets upon store closures. Total proceeds were $2,665, $54, and $40, respectively, resulting in loss (gain) on disposal of assets of $980, $267, and $214 during the years ended December 31, 2024, 2023, and 2022, respectively.
Property and equipment consist of the following:
December 31,	2024	2023
Land	$195,534	$194,891
Buildings and improvements	523,803	487,381
Equipment and leasehold improvements	335,789	293,500
Construction in process	31,808	34,438
	1,086,934	1,010,210
Less: accumulated depreciation	(195,646)	(138,441)
Property and equipment, net	$891,288	$871,769
Depreciation expenses were $58,949, $58,192, and $42,927 for the years ended December 31, 2024, 2023, and 2022, respectively.

BW Ultimate Parent, LLC and Subsidiaries
Notes to Consolidated Financial Statements (Continued)
(dollars in thousands)
4. Acquisitions
The Company acquired five stores during February 2023 pursuant to an asset purchase agreement with Ranglers Convenience Stores, Inc (the “RCS”) for a purchase price of $20,957. In addition, the Company acquired the assets of a liquor store and assumed the lease of the space during December 2023 for a purchase price of $385. Transaction costs incurred associated with these two acquisitions, approximately $234, were recorded in Selling, general, and administrative expenses in the accompanying Consolidated Statement of Income for the year ended December 31, 2023. The acquisitions meet the criteria to be considered a business combination and were recorded in the consolidated financial statements by allocating the purchase price to the assets acquired based on their estimated fair values at the acquisition date. The goodwill recognized is primarily attributable to the location of the seller’s stores in relation to the Company’s footprint and expected synergies due to expanded inside store offerings and improved purchasing power. All of the goodwill associated with the acquisitions is deductible for tax purposes over 15 years.
The following table summarizes the allocation of the aggregate purchase consideration to the fair value of the assets acquired:
Fair value of identified assets acquired	Liquor Store	RCS	Total
Property, plant and equipment	$18	$15,065	$15,083
Inventory	218	968	1,186
Prepaid license activation fee	35	—	35
Goodwill	114	4,924	5,038
Total	$385	$20,957	$21,342
For the year ended December 31, 2023, revenue of $25,866 and net income of $1,577 was recorded in the accompanying Consolidated Statement of Income related to the acquired businesses.
Supplemental pro forma information (unaudited)
The following table reflects unaudited pro forma revenues and net income for the years ended December 31, 2023 and 2022, respectively, assuming the acquisitions occurred on January 1, 2022. The unaudited pro forma amounts are not necessarily indicative of the actual results that would have been achieved during the periods presented, nor do they predict future performance.
Years ended December 31, (unaudited)(a)	2023	2022
Revenues	$2,539,247	$2,577,501
Net income	$38,936	$52,823

(a)
To reflect on a pro forma basis unaudited financial information for the years ended December 31, 2023 and 2022 for the Company. The unaudited financial information presented herein was derived from historical internally prepared financial statements.

5. Leases
During the years ended December 31, 2024 and 2023, the Company entered into lease and disbursement agreements (the “BTS Arrangements”) with two different landlords. Under the BTS Arrangements, the Company identifies suitable parcels of land for convenience stores and such sites may be (i) initially owned by the Company and sold to the landlord, (ii) under a binding purchase and sale agreement which is then assigned to the landlord, or (iii) acquired by the landlord directly from a third-party. The Company prepares development and construction plans which are approved by the landlord. The Company then engages and supervises third-party contractors to complete the construction of the stores which the landlord funds and legally owns. In some cases, the Company may begin construction prior to legal sale to landlord.

BW Ultimate Parent, LLC and Subsidiaries
Notes to Consolidated Financial Statements (Continued)
(dollars in thousands)
5. Leases (Continued)
The landlords are expected to fund the majority of the overall construction costs and related improvements. Each individual lease commences upon the substantial completion of each store and the rent commencement date is expected to occur simultaneously. The initial term of each lease is approximately 20 years with a Company option to extend for two additional four-year terms. The Company assessed the renewal options and has included periods in the lease term for which renewal is reasonably certain to be exercised. The Company pays base rent to the landlord in an amount determined based on the total costs funded by landlord and the base rent payments increase 2.0% annually. The Company has a right of first offer to purchase properties at a price determined by the landlord. The Company cannot exercise its right of first refusal without action first taken by the landlord. Thus, the Company does not control the asset and the right of first refusal is not a repurchase option under ASC 606. During the term, the Company will also pay all operating expenses, taxes, and any other expenses payable under each lease.
During the year ended December 31, 2024, the Company finished construction at sixteen stores under the BTS Arrangements and the respective leases commenced and are included as components of the Company’s initial operating lease liabilities in the amount of $120,658, and initial Right-of-use assets in the amount of $124,745 in the accompanying Consolidated Balance Sheets. In addition, the Company had eight in-process construction projects under the BTS Arrangements which are expected to be completed during 2025.
In addition to Sale-Leaseback Transactions and BTS Arrangements, the Company entered into two ground lease agreements and one store lease agreement during the year ended December 31, 2024. The leases were classified as operating leases and included in Operating lease right-of-use assets, net and Operating lease liabilities in the accompanying Consolidated Balance Sheets.
In March 2023, the Company entered into three sale-leaseback transactions for 20 total properties (the “Sale-Leaseback Transactions”) for cash proceeds of $107,876. The Company accounted for the transfer of properties as sales of the assets. The carrying value of the stores and related land was $75,368 and the Company recognized a gain of $32,508 included in Loss (gain) on disposal of assets in the accompanying Consolidated Statements of Income. Measurement of the gain on disposal required the Company to determine whether the Sales-Leaseback Transactions were at fair value. The Company estimated the fair value of the Sale-Leaseback Transactions using an income approach, which required the utilization of assumptions including market rent, overall capitalization rate, purchase price, and rent coverage ratio. As part of the Sale-Leaseback Transactions, the Company entered into leases with an initial 20-year term for the usage of the just sold stores and related land, with four options to renew in five-year increments. The Company will pay base rent to the landlord which will increase every year during the initial term and each option period by 102% of the base rent due for the period prior to the lease year. The Company has a right of first offer to purchase properties at a price determined by the landlord. The Company cannot exercise its right of first refusal without action first taken by the landlord. Thus, the Company does not control the asset and the right of first refusal is not a repurchase option under FASB ASC 606, Revenue Recognition (“ASC 606”). The leases were classified as operating leases and included in Right-of-use assets and Lease liabilities in the accompanying Consolidated Balance Sheets.

BW Ultimate Parent, LLC and Subsidiaries
Notes to Consolidated Financial Statements (Continued)
(dollars in thousands)
5. Leases (Continued)
Lease costs consist of the following:
The components of lease expenses, including base rent, variable lease costs primarily consisting of rent based on a percentage of sales and common area maintenance are included in the accompanying Consolidated Statements of Income as follows:
December 31,	2024	2023	2022
Finance lease cost:
Amortization of right-of-use assets	$114	$219	$10
Interest on lease liabilities	126	129	132
Operating lease cost	17,946	8,802	3,248
Variable lease cost	55	85	105
Short-term lease cost	6	34	32
Total lease costs, net	$18,247	$9,269	$3,527
Weighted-average remaining lease terms and weighted-average discount rates for outstanding leases were as follows:
December 31,	2024	2023
Weighted-average remaining lease-term – finance lease	18.3 years	19.2 years
Weighted-average remaining lease-term – operating lease	18.6 years	18.6 years
Weighted-average discount rate – finance lease	5.48%	5.38%
Weighted-average discount rate – operating lease	7.55%	7.74%
Future minimum payments under the finance leases and operating leases with initial or remaining terms of one year or more consist of the following as of December 31, 2024:
Years ending December 31,	Finance leases	Operating leases
2025	$187	$21,483
2026	187	21,819
2027	188	21,923
2028	189	21,609
2029	189	21,716
Thereafter	2,788	345,340
Total minimum lease payments	3,728	453,890
Less: amount representing interest	(1,416)	(219,745)
Present value of net minimum lease payments	$2,312	$234,145
Pre-commencement leases
In December 2024, the Company executed one lease for a new store with undiscounted fixed payments over the initial 15-year term of $415. This lease commenced subsequently in January 2025. In addition, the Company had eight in-progress construction projects under the BTS Arrangements, with an expected commencement date in the first and second quarters of 2025. The future lease commencement for these sites is not determined as of December 31, 2024.

BW Ultimate Parent, LLC and Subsidiaries
Notes to Consolidated Financial Statements (Continued)
(dollars in thousands)
6. Accounts payable
Accounts payable consist of the following:
December 31,	2024	2023
Trade accounts payable	$62,748	$59,717
Non-trade payables	16,910	25,804
Total accounts payable	$79,658	$85,521
7. Accrued expenses and other current liabilities
Accrued expenses and other current liabilities consist of the following:
December 31,	2024	2023
Employee compensation and related taxes	$14,563	$12,982
Fixed asset purchases	5,624	5,537
Indirect taxes	4,969	3,505
IPO transaction costs	4,951	4,915
Trade related accrued expenses	3,905	2,973
Utilities	2,381	1,421
Other	8,323	7,704
Total accrued expenses and other current liabilities	$44,716	$39,037
8. Debt
On April 2, 2021, the Company entered into a credit facility which was subsequently amended on November 23, 2022 (the “2021 Credit Facility”). The 2021 Credit Facility includes a $410,000 term loan (the “2021 Term Loan”) with a seven-year maturity and a $150,000 revolver (the “2021 Revolver”) with a five-year maturity. The 2021 Credit Facility was further amended on May 26, 2023 (the “2023 Amendment”), to replace the benchmark interest rate from LIBOR to SOFR as of July 1, 2023, and to adopt other conforming changes. The Company elected to apply the optional expedient within FASB ASC 848, Reference Rate Reform, and determined that the 2023 Amendment was a debt modification in accordance with FASB ASC 470-50, Debt—Modifications and Extinguishments. There was no material impact to the accompanying Consolidated Financial Statements for these changes.
As of December 31, 2024, the interest rate under the 2021 Term Loan is SOFR plus 350 basis points (7.97% as of December 31, 2024) and the interest rate under the 2021 Revolver is SOFR plus 300 basis points (7.47% as of December 31, 2024). Principal on the 2021 Term Loan is payable in quarterly installments of $1,025, with a balloon payment of the remaining outstanding balance due upon maturity in April 2028. Borrowings on the 2021 Revolver are due upon maturity in April 2026. As of December 31, 2024, the Company has $60,633 available for future borrowings under the Company’s 2021 Revolver with $4,367 committed to undrawn letters of credit.

BW Ultimate Parent, LLC and Subsidiaries
Notes to Consolidated Financial Statements (Continued)
(dollars in thousands)
8. Debt (Continued)
Debt components as of December 31, 2024 and December 31, 2023 are summarized as follows:
December 31,	2024	2023
2021 Term Loan (effective interest rate of 10.03% and 9.82% as of December 31, 2024, and December 31, 2023, respectively)	$395,650	$399,750
2021 Revolver (effective interest rate of 8.49% and 8.69% as of December 31, 2024, and December 31, 2023, respectively)	85,000	40,000
Total debt	480,650	439,750
Less: debt discount and debt issuance costs	(12,368)	(16,348)
Less: current maturities of debt	(4,100)	(4,100)
Debt, net of current maturities, debt discount, and debt issuance costs	$464,182	$419,302
Scheduled principal payments of debts as of December 31, 2024 are as follows:
Years ending December 31,	Amount
2025	$4,100
2026	89,100
2027	4,100
2028	383,350
Total	$480,650
The 2021 Term Loan and 2021 Revolver are prepayable in accordance with the loan agreements without prepayment penalty. In addition to contractually scheduled maturities, if certain excess free cash flow thresholds are achieved, as defined by the 2021 Credit Facility, and there is an outstanding balance on the 2021 Term Loan at the end of the respective calendar year, the Company will be obligated to prepay a certain amount of principal, as defined by the 2021 Credit Facility, within 125 days of the respective calendar year end. The 2021 Credit Facility is guaranteed by the Company. Under the 2021 Credit Facility, the Company is required to maintain compliance with certain financial and non-financial covenants. As of December 31, 2024, the Company was in compliance with its covenants.
Interest activity for debt for the periods presented is as follows:
Years ended December 31,	2024	2023	2022
Interest incurred	$42,569	$39,322	$26,312
Less: Amounts capitalized	(209)	(1,708)	(5,318)
Interest expense	$42,360	$37,614	$20,994
9. Financing obligations, net
2019 Sale-leaseback transactions
In connection with a sale in 2019 of 76 retail gasoline stations and convenience stores, the Company entered into sale and leaseback transactions with two different buyer-lessors. The leases provide for the lease of land, buildings, structures, and other improvements on the land, exclusive of storage tanks and fuel equipment. The leases have a twenty-year base term with four successive options to renew the leases for a five-year period on the same terms, covenants, conditions and rental as the primary non-revocable lease term. The leases have a

BW Ultimate Parent, LLC and Subsidiaries
Notes to Consolidated Financial Statements (Continued)
(dollars in thousands)
9. Financing obligations, net (Continued)
triple-net structure, which requires the Company to pay substantially all costs associated with the Company’s properties that are subject to the leases, including real estate taxes, insurance, utilities, maintenance and operating costs.
The sale did not meet the criteria for sale accounting as the leases would be classified as finance leases. As a result of not meeting the criteria for sale accounting for these sites, the sale-leaseback transactions are accounted for as a failed sale-leaseback financing obligation. As such, the property and equipment sold and leased back by the Company has not been derecognized and continues to be depreciated. When cash proceeds are exchanged, a failed sale-leaseback financing obligation is equal to the proceeds received for the assets that are sold and then leased back. Accordingly, the Company recognized a financing obligation of $236,894 based on proceeds from the sale. The value of the failed sale-leaseback financing obligations recognized in these transactions was determined to be the fair value of the leased real estate assets.
As the Company’s incremental borrowing rate at the time resulted in an ending financing obligation that was greater than the expected economic value of the leased property, the Company adjusted the interest rate to the effective yield of 6.2%, that, when applied to the minimum lease payments, produces a present value equal to the price. This will produce no gain or loss at the end of the lease term.
The rental payments under the lease are allocated between interest expense and principal repayment of the financing obligation using the effective interest method and amortized over the lease term. The failed sale-leaseback obligations will not be reduced to less than the net book value of the leased assets as of the end of the lease term.
In lieu of recognizing lease expense for the lease rental payments, the Company incurs interest expense associated with the financing obligation. Interest expense of $15,090, $14,391, and $14,288, was recorded for the years ended December 31, 2024, 2023, and 2022, respectively. The financing obligation will amortize through expiration of the leases based upon the lease rental payments which were $1,799 and $2,238 for the years ended December 31, 2024 and 2023, respectively. The rent payable under the lease agreements escalates at the lesser of either 1.5% or 1.5x of the increase in the Consumer Price Index (“CPI”). The estimated future payments in the table below include payments and adjustments to reflect estimated payments as described in the lease agreements. As the annual increases are considered contingent on what the change in CPI will be, the estimated future payments in the table below are not adjusted for minimum annual increases. Contingent payments and payments on account of CPI increases are recorded as interest expense as incurred. The Company incurred $1,276 in financing costs associated with these transactions which were capitalized and are being amortized over the life of the lease.
The components of the financing obligations associated with 2019 sale-leaseback transaction as of December 31, 2024 and 2023 summarized as follows:
December 31,	2024	2023
Net principal payments under financing obligations	$227,684	$229,482
Less: current maturities of financing obligations	(1,913)	(1,799)
Less: debt discount and debt issuance costs, net of accumulated amortization of $326 and $263 as of December 31, 2024, and December 31, 2023, respectively	(950)	(1,014)
Long-term Financing Obligation, net of amounts representing current maturities, debt discount, and debt issuance costs	$224,821	$226,669

BW Ultimate Parent, LLC and Subsidiaries
Notes to Consolidated Financial Statements (Continued)
(dollars in thousands)
9. Financing obligations, net (Continued)
Future minimum payments related to the financing obligations are summarized below:
Years ending December 31,	Amount
2025	$17,110
2026	17,110
2027	17,110
2028	17,110
2029	17,110
Thereafter	511,884
Total	597,434
Less: imputed interest	(369,750)
Total	$227,684
Build-to-suit sale-leaseback arrangements
During the years ended December 31, 2024 and 2023, the Company entered into BTS Arrangements with two different buyer-lessors. These transactions resulted in the Company remaining the accounting owner of the land until lease commencement as sale treatment cannot be determined until lease commencement, which is generally upon construction completion and store opening. Accordingly, the proceeds received from the sale of land are recorded as financing obligations until the lease commences and sale treatment can be evaluated.
Classification of the leases as operating leases upon lease commencement permitted sale recognition, allowing the Company to derecognize the associated obligations. The Company recorded losses on disposal of land under BTS Arrangements of $293 and $0 for the years ended December 31, 2024 and 2023, respectively.
The components of financing obligation associated with BTS Arrangements as of December 31, 2024 and 2023 are summarized as follows:
December 31,	2024	2023
Beginning, financing obligation under BTS Arrangements	$5,284	$—
Add: Additional proceeds from BTS Arrangements, net of debt issuance cost	31,249	8,465
Less: Amortization of debt issuance costs	(147)	—
Less: Deferred closing cost	(280)	—
Less: Property and equipment derecognized after the construction period	(23,297)	(3,181)
Ending, financing obligation under BTS Arrangements	$12,809	$5,284
10. Redeemable senior preferred membership interests and equity
Capital contributions and allocations
The Company has three classes of membership interests: Redeemable Senior Preferred Members, Common Members, and Series P Members. Redeemable Senior Preferred Members and Common Members have accounts that reflect initial and subsequent contributions, allocations of net income or loss, and distributions.
•
Redeemable Senior Preferred Members—Hold a preferred equity interest and are entitled to an annual fixed preferred return as noted in detail below, paid before any distributions to Common Members. Redeemable Senior Preferred Members have no voting rights but hold liquidation preferences. During

BW Ultimate Parent, LLC and Subsidiaries
Notes to Consolidated Financial Statements (Continued)
(dollars in thousands)
10. Redeemable senior preferred membership interests and equity (Continued)
the year ended December 31, 2022, the Company sold 150,000 units Redeemable Senior Preferred Membership Interests with a stated value of $150,000 for aggregate gross cash proceeds of $147,000.
•
Common Members—Hold standard equity interests with full voting rights and share in the remaining profits and losses after Redeemable Senior Preferred Members receive their fixed returns.

•
Series P Members—Hold no equity interest but are entitled to profit interest based on the Unit Incentive Plan. Series P Members have no voting rights. Series P Interests may not exceed 2.5% of the total member interests outstanding. During the year ended December 31, 2020, the Company awarded all 2.5% Series P Interests. Series P Interests are granted at no cost to Plan Participants and consist of time-based vesting conditions. The value of the Series P Interests issued to Plan Participants was not material.

Profit and loss allocations
Net income is allocated among the members in a manner so as to cause the capital account of each member, immediately after such allocation and after taking into account actual distributions made during the period, to equal as nearly as possible (proportionately) the excess of (a) the distributions that would be made to such member, if, at the time of allocation, the Company sold all of its assets for cash equal to their book values, repaid all of its creditors, and distributed the remaining proceeds to the members in accordance with the provisions of the operating agreement over (b) such member’s share of minimum gain and member nonrecourse debt minimum gain, as determined immediately prior to the hypothetical sale of assets. For purposes of making allocations, all Series P Interests shall be treated as fully vested.
Distributions
Distributions are made as follows.
•
First, Redeemable Senior Preferred Members receive their accrued but unpaid preferred return. The holders of Redeemable Senior Preferred Membership Interests shall be entitled to receive, prior and in preference to the declaration or payment of any distribution on any other currently-outstanding membership interest, distributions when, as and if declared by the Board of Managers, payable quarterly on March 31st, June 30th, September 30th, and December 31st of each calendar year (each date a “Distribution Payment Date”), commencing on and including March 31, 2023, which distribution shall be paid in cash at a rate equal to 9.75% plus Term SOFR per annum on the then-current Liquidation Preference Amount (as defined below), which shall increase by 1.50% per annum on the second through seventh anniversaries of the issuance date. If not paid in cash on the Distribution Payment Dates, the distributions shall cumulate and compound quarterly at a rate equal to 10.50% plus Term SOFR, which shall increase by 1.50% per annum on the second through seventh anniversaries of the issuance date. As of December 31, 2024, the Company has $53,839 of cumulative distributions in arrears recorded at Redeemable Senior Preferred Membership Interests in the accompanying Consolidated Balance Sheets.

•
Second, Common Members receive distributions up to total contributions made.

•
Third, Series P Interest holders receive their percentage profit interest of such distributions, until such holder has received an aggregate amount of distributions equal to such holder’s aggregate Series P percentage of the sum of (i) the aggregate amount distributed to all Common Members for all time periods and (ii) the aggregate amount of distributions equal to such holder’s aggregate Series P percentage of the amounts distributed to all Members following the date on which the Series P Interest was granted.

BW Ultimate Parent, LLC and Subsidiaries
Notes to Consolidated Financial Statements (Continued)
(dollars in thousands)
10. Redeemable senior preferred membership interests and equity (Continued)
•
Thereafter, the remainder is apportioned as follows: (i) each holder of Series P Interests shall be entitled to its aggregate Series P percentage of the balance; and (ii) each Common Member shall be entitled to its then-Common Membership percentage interest of the difference between the balance and the amount distributed to holders of Series P Interests.

Liquidation and transfer restrictions
Redeemable Senior Preferred Members have priority over Common Members in the event of liquidation, receiving their initial capital contributions plus any unpaid preferred returns before Common Members receive distributions. In the event of any voluntary or involuntary liquidation event, dissolution, winding up of the Company, each holder of the outstanding Redeemable Senior Preferred Membership Interests will be entitled to receive a preferential payment equal to the stated value ($1,000 per share) plus the aggregate amount of all accrued, accumulated and unpaid distributions (the “Liquidation Preference Amount”), prior and in preference to any distributions to other members. As of December 31, 2024, the Company has Liquidation Preference Amount equal to the Redemption value amount of $203,839. Redeemable Senior Preferred Members have no conversion or exchange rights. Transfers of Common Member Interests and Series P Interests require written approval by the Board, except for certain permitted transfers specified in the operating agreement.
Redemption
The Company, may at any time, redeem the whole or any part of the outstanding Redeemable Senior Preferred Membership Interests at a redemption price based on the greater of (i) the product of (a) 1.30 multiplied by (b) the aggregate purchase price of such interests being redeemed less any distributions previously paid in cash and (ii) the Liquidation Preference Amount (the “Redemption Amount”). In addition, the Redeemable Senior Preferred Membership Interests are redeemable upon the occurrence of (i) any change of control of the Company, (ii) the consummation of a qualified IPO or (iii) any insolvency event, at the Redemption Amount. Common Members and Series P Members do not have redemption rights.
11. Fair value measurements
The Company follows the provisions of FASB ASC 820 Fair Value Measurement (“ASC 820”), which defines fair value and establishes a hierarchy for inputs used in measuring fair value that maximize the use of observable inputs and minimize the use of unobservable inputs, requiring that inputs that are most observable be used when available. Observable inputs are inputs that market participants operating within the same marketplace as the Company would use in pricing the Company’s asset or liability based on independently derived and observable market data. Unobservable inputs cannot be sourced from a broad active market in which assets or liabilities identical or similar to those of the Company are traded. The Company estimates the price of any assets for which there are only unobservable inputs by using assumptions that market participants that have investments in the same or similar assets would use as determined by the money managers for each investment based on best information available in the circumstances.
The fair value hierarchy is categorized into three levels based on the degree to which the exit price is independently observable or determinable as follows:
Level 1—Valuation based on quoted market prices in active markets for identical assets or liabilities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these products does not entail a significant degree of judgment.
Level 2—Observable inputs other than quoted prices included in Level 1 that are observable for the asset or liability through corroboration with market data at the measurement date.

BW Ultimate Parent, LLC and Subsidiaries
Notes to Consolidated Financial Statements (Continued)
(dollars in thousands)
11. Fair value measurements (Continued)
Level 3—Valuation based on inputs that are unobservable and reflect management’s best estimate of what market participants would use as fair value.
The following table summarizes the fair value hierarchy of the Company’s assets and liabilities measured at fair value on a recurring basis as of December 31, 2024 and 2023:
	Fair Value Measurement at the end of December 31,
	Level 1		Level 2		Level 3
	2024	2023	2024	2023	2024	2023
Description
Cash equivalents
Overnight Investments	$21,111	$3,349	$—	$—	$—	$—
Total Cash equivalents	21,111	3,349	—	—	—	—
Derivatives
Redeemable senior preferred membership interests	—	—	—	—	900	10,000
Total Derivatives	—	—	—	—	900	10,000
Total	$21,111	$3,349	$—	$—	$900	$10,000
Valuation techniques and methodologies
Cash, Accounts receivables, Accounts payable, and Accrued expenses and other current liabilities:   The carrying amount approximates fair value due to the short maturity of these instruments.
Debt:   The fair value of the Company’s debt is estimated based on the current rates offered to the Company for debt of the same or similar issues. Based on the variable rate interest (Level 2) in-place, the fair value of the Company’s debt approximated its carrying value at December 31, 2024 and December 31, 2023.
Derivative liability:   The fair value of the embedded derivative is estimated using a “with-and-without” approach as the difference between the value of the Redeemable Senior Preferred Membership Interests with and without the embedded derivative. The fair value of the Redeemable Senior Preferred Membership Interests is estimated using a binomial lattice model in a risk-neutral framework. Specifically, the future preferred yield of the Company is modeled using the Black-Derman-Toy model for the credit spread, plus the forward SOFR rate in a risk-neutral framework. For each modeled future yield, the fair value of the Redeemable Senior Preferred Membership Interests is calculated incorporating any optimal early redemption. The fair value of the Redeemable Senior Preferred Membership Interests is then calculated as the probability-weighted present value over all future modeled payoffs. Input (Level 3) assumptions for this derivative liability measured during the 12 months ended December 31, 2024 and 2013 were as follows:
Year ended December 31,	2024	2023
Forward SOFR rates	4.20% – 5.39%	4.58% – 5.39%
Preferred credit spread (annual)	7.50%	8.90%
Credit spread volatility	60%	55%
Risk-free rate	4.01% – 4.34%	3.45% – 5.37%
Assumed Maturity date	12/31/2028	12/31/2028
Number of time-steps	100	100

BW Ultimate Parent, LLC and Subsidiaries
Notes to Consolidated Financial Statements (Continued)
(dollars in thousands)
11. Fair value measurements (Continued)
The change in fair value is primarily driven by timing as the instrument approaches the mandatory redemption date, as well as changes in the credit spread and credit spread volatility estimate.
The table presented below is a summary of changes in the fair value of the Company’s Level 3 valuation for the derivative liability for the year ended December 31, 2024 and 2023:
December 31,
Balance at December 31, 2023	$10,000
Change in fair value	(9,100)
Balance at December 31, 2024	$900
December 31,
Balance at December 31, 2022	$13,600
Change in fair value	(3,600)
Balance at December 31, 2023	$10,000
There were no transfers between Levels 1, 2, and 3 during the reporting period.
Nonrecurring fair value measurements
The Company also measures certain assets at fair value on a nonrecurring basis, including property and equipment, operating lease right-of-use assets, and finance lease right-of-use assets when impairment indicators are present. For the years ended December 31, 2024 and 2023, the Company recorded an impairment charge of $6,211 and $19,732, respectively, related to property and equipment for underperforming stores. The fair value of these assets is based on management’s estimate of the amount that could be realized from the sale of assets in a current transaction between willing parties. Impairment is evaluated and recorded throughout the year, as necessary. The fair value estimate is derived from offers, actual sale or disposition of assets, and other indications of fair value, which are considered Level 3 inputs. The Level 3 inputs of fair value measurement are significantly influenced by market conditions, including changes in supply and demand, interest rates and financing conditions, inflation, and broader economic trends. See Note 3 to the financial statements for additional information on assets impairment.
The following table summarizes the non-recurring fair value measurements of the Company’s property and equipment taken during the years ended December 31, 2024 and 2023:
	Level 3
	2024	2023
Property and equipment	$7,957	$7,181
12. Employee benefit plans
The Company sponsors a defined contribution 401(k) plan in which eligible employees may participate. Employees who have completed 180 days of service and are at least 21 years of age other than those defined as highly compensated under the Internal Revenue Code are eligible to participate. Employees may contribute up to the maximum allowed by the Internal Revenue Code. The Company made $1,360, $1,294, and $1,099 in matching contributions during the years ended December 31, 2024, 2023, and 2022, respectively, which is included in Total operating expenses in the accompanying Consolidated Statements of Income.

BW Ultimate Parent, LLC and Subsidiaries
Notes to Consolidated Financial Statements (Continued)
(dollars in thousands)
13. Related-party transactions
The Company reimburses an affiliate of the Members for various costs incurred on behalf of the Company, as described below.
The Company was reimbursed $9 in 2022, by an affiliate of the Members for human resource and information technology services provided by the Company which is included in Salaries and employee benefits in the accompanying Consolidated Statements of Income. No amounts were charged or reimbursed during the years ended December 31, 2024 and 2023.
The Company was charged $274, $269, and $286 during the years ended December 31, 2024, 2023, and 2022, respectively, by an affiliate of the Members for a portion of rent for shared office space which is included in Selling, general and administrative expenses in the accompanying Consolidated Statements of Income.
The Company was charged $43, $16, and $208 during the years ended December 31, 2024, 2023, and 2022, respectively, by an affiliate of the Members for certain operating expenses incurred on behalf of the Company which is included in Selling, general and administrative expenses in the accompanying Consolidated Statements of Income.
The Company paid $195 on behalf of an affiliate of the Members during the year ended December 31, 2023 which was included in Due from affiliates in the accompanying Consolidated Balance Sheets. This amount was reimbursed during the year ended December 31, 2024 and partially offset by $65 paid by an affiliate on behalf of the Company.
All amounts Due to and Due from affiliates represent advances to and from the Company. Such amounts are non-interest bearing and due on demand.
14. Commitments and contingencies
Purchase commitments
The Company has minimum retail gasoline volume purchase requirements with various unrelated parties. These gallonage requirements are purchased at the fair market value of the product at the time of delivery. Should these gallonage requirements not be achieved, the Company may be liable to pay penalties to the appropriate supplier. As of December 31, 2024, the Company has fulfilled all gallonage commitments. The following provides minimum volume purchase requirements at December 31, 2024 (in thousands of gallons):
Years ending December 31,
2025	270,895
2026	182,873
2027	120,000
2028	120,000
2029	120,000
Thereafter	60,000
Total	873,768
Other commitments
The Company contracts with various contractors to build its stores. As of December 31, 2024 and 2023, the Company had aggregate remaining commitments of approximately $37,746 and $36,452, respectively. These contracts are expected to be completed in 2025.

BW Ultimate Parent, LLC and Subsidiaries
Notes to Consolidated Financial Statements (Continued)
(dollars in thousands)
14. Commitments and contingencies (Continued)
The Company invested in Intrepid Venture GP, LLC as a Limited Partner in December 2021. This investment is accounted for using the cost method. The investment requires the Company to make capital contributions in cash to the partnership from time to time up to $3,000. As of December 31, 2024, the Company had an investment balance of $1,650 included in Other assets in the accompanying Consolidated Balance Sheets and a remaining commitment totaling $1,350.
Environmental liabilities
The United States Environmental Protection Agency and several states have adopted laws and regulations relating to underground storage tanks used for petroleum products. The Company has engaged environmental consultants to continually evaluate and monitor its locations for environmental compliance and potential remediation. If remediation is required, the Company’s consultants assist in developing remediation plans and cost projections, implement remediation actions, and monitor the sites as required. The requirement for and the cost of remediation could change as a result of (1) changes to the remediation plan as required by federal, state, or local authorities, (2) changes in technology available to treat the sites, (3) unforeseen circumstances at the site, and (4) differences between projected and actual costs. Where allowable, the Company has filed claims under its property insurance policies and with federal, state, and local agencies for ongoing maintenance and preventative care required by the company’s insurance carriers. Environmental liabilities were not material to the Company’s operation as of December 31, 2024, Environmental remediation and maintenance expense totaled $2,358, $2,739, and $1,886 for the years ended December 31, 2024, 2023, and 2022, respectively, and is included in Selling, general, and administrative expenses in the accompanying Consolidated Statements of Income.
Legal proceedings
From time to time, the Company may be involved in legal or administrative proceedings or investigations arising from the conduct of its business operations, including, but not limited to, contractual disputes; employment, personnel, or accessibility matters; personal injury and property damage claims; and claims by federal, state, and local regulatory authorities relating to the sale of products pursuant to licenses and permits issued by those authorities. Claims for damages in those actions may be substantial. While the outcome of such litigation, proceedings, investigations, or claims is never certain, it is management’s opinion, after taking into consideration legal counsel’s assessment and the availability of insurance proceeds and other collateral sources to cover potential losses, that the ultimate disposition of such matters currently pending or threatened, individually or cumulatively, will not have a material adverse effect in the Company’s accompanying Consolidated Financial Statements.
15. Segment reporting
We manage our business activities on a consolidated basis and operate as a single operating segment (the “Retail segment”). We primarily derive our revenue in the United States by operating convenience stores that offer a broad selection of merchandise, fuel and other products and services designed to appeal to the convenience needs of the Company’s customers. The Company’s stores sell similar products and services, use similar processes to sell those products and services, and sell their products and services to similar classes of customers. The Chief Operating Decision Maker (CODM), who is the Chairman and Chief Executive Officer. The CODM evaluates performance using Net income, as reported in the Company’s accompanying Consolidated Statements of Income. These metrics are used to make operational and strategic decisions, prepare our annual plan, and allocate resources. The measurement of segment assets is reported in the accompanying Consolidated Balance Sheets as Total assets.

BW Ultimate Parent, LLC and Subsidiaries
Notes to Consolidated Financial Statements (Continued)
(dollars in thousands)
15. Segment reporting (Continued)
The following table provides the operating financial results of the segment:
	Years ended December 31,
	2024	2023	2022
Segment Information
Total segment revenues
Fuel sales	$1,673,324	$1,718,497	$1,630,336
Inside merchandise sales	829,348	790,184	691,418
Other revenues	23,710	25,514	21,330
Total segment revenues	2,526,382	2,534,195	2,343,084
Less: Significant and other segment expenses
Cost of fuel sales	1,465,552	1,516,582	1,447,452
Cost of merchandise sales	550,386	536,468	471,531
Salaries and employee benefits	189,084	178,543	156,717
Payment fees	45,082	43,200	38,086
Repairs and maintenance	21,634	17,660	11,965
Facility expense	27,891	16,294	8,443
Other selling, general, and administrative expenses(a)	83,068	88,037	74,776
Depreciation, amortization, and accretion	59,367	58,413	43,402
Loss (gain) on disposal of assets	1,435	(32,130)	479
Long-lived asset impairment	6,211	19,732	—
Change in fair value of derivative liability	(9,100)	(3,600)	—
Interest expense	62,102	56,155	39,389
Income tax expense	59	121	—
Consolidated net income	$23,611	$38,720	$50,844

(a)
Other selling, general, and administrative expenses primarily includes: utilities, insurance, supplies, and other operating expenses.

16. Income taxes
Income tax expense attributable to earnings consists of the following components:
Years ended December 31,	2024	2023	2022
Current Tax Expense:
Federal	$9	$82	$—
State	50	39	—
Total income tax expense	$59	$121	$—
As of December 31, 2024 and 2023, the Company has not recorded any amounts for uncertain tax positions. For the years ended December 31, 2024, 2023, and 2022, no estimated interest or penalties were recognized on uncertain tax positions. The Company has made the proper elections and received approval for limited liability company status in the jurisdictions where it is required to do so. Additionally, the Company has filed IRS Form 1065 and Member schedule K-1s, as required, and all other applicable returns in jurisdictions where required.

BW Ultimate Parent, LLC and Subsidiaries
Notes to Consolidated Financial Statements (Continued)
(dollars in thousands)
17. Subsequent events
Management evaluated events that occurred after the balance sheet date through October 3, 2025 when these accompanying Consolidated Financial Statements were available to be issued and the following events that met recognition or disclosure criteria were identified:
•
The Company entered into a new three-year volume purchase agreement with a third-party fuel supplier effective January 1, 2025, requiring annual minimum volume purchase requirements of 10,638 gallons.

•
The Company drew down on its revolving credit facility in the amount of $15,000 on January 31, 2025 and repaid $15,000 on May 21, 2025, $10,000 on July 31, 2025, and $10,000 on August 29, 2025. The amount outstanding on the revolving credit facility is $65,000 as of October 3, 2025.

•
On May 30, 2025, the Company entered an amended credit agreement which extends the existing $150 million Revolving Credit Facility due April 2, 2026, by 1 year, resulting in a maturity date of April 2, 2027. No other significant changes to the Revolving Credit Facility were made as a result of the amendment.

•
On September 12, 2025, the Company entered into a Purchase and Sale Agreement to sell its Iowa and Kansas locations, which are comprised of 28 owned stores and one leased convenience store, for total consideration of $17,500 plus inventory, subject to customary closing and post-closing adjustments. The sale is expected to close in the fourth quarter of 2025.

    Shares
Yesway, Inc.
Class A Common Stock

PROSPECTUS

Morgan Stanley
J.P. Morgan
Goldman Sachs & Co. LLC
           , 2026

PART II
INFORMATION NOT REQUIRED IN THE PROSPECTUS
Item 13. Other expenses of issuance and distribution.
The following table sets forth all fees and expenses, other than the underwriting discounts and commissions payable solely by Yesway, Inc. in connection with the offer and sale of the securities being registered. All amounts shown are estimated except for the SEC registration fee, the Financial Industry Regulatory Authority, Inc., or FINRA, filing fee and the Nasdaq Stock Market listing fee.
SEC registration fee	$	*
FINRA filing fee		*
Nasdaq Stock Market listing fee		*
Printing and engraving expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Blue Sky qualification fees and expenses		*
Transfer agent fees and expenses		*
Miscellaneous fees and expenses		*
Total	$	*

*
To be filed by amendment.

Item 14. Indemnification of directors and officers.
Section 102 of the General Corporation Law of the State of Delaware permits a corporation to eliminate the personal liability of directors of a corporation to the corporation or its stockholders for monetary damages for a breach of fiduciary duty as a director, except where the director breached his duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase or redemption in violation of Delaware corporate law or obtained an improper personal benefit. Our amended and restated certificate of incorporation provides that no director of Yesway, Inc. shall be personally liable to it or its stockholders for monetary damages for any breach of fiduciary duty as a director, notwithstanding any provision of law imposing such liability, except to the extent that the General Corporation Law of the State of Delaware prohibits the elimination or limitation of liability of directors for breaches of fiduciary duty.
Section 145 of the General Corporation Law of the State of Delaware provides that a corporation has the power to indemnify a director, officer, employee, or agent of the corporation, or a person serving at the request of the corporation for another corporation, partnership, joint venture, trust or other enterprise in related capacities against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with an action, suit or proceeding to which he was or is a party or is threatened to be made a party to any threatened, ending or completed action, suit or proceeding by reason of such position, if such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, in any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful, except that, in the case of actions brought by or in the right of the corporation, no indemnification shall be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or other adjudicating court determines that, despite the adjudication of liability but in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.
Upon consummation of the Transactions, our amended and restated certificate of incorporation and amended and restated bylaws will provide indemnification for our directors and officers to the fullest extent permitted by the General Corporation Law of the State of Delaware. We will indemnify each person who was or is a party or threatened to be made a party to any threatened, pending or completed action, suit or proceeding (other than an action by or in the right of us) by reason of the fact that he or she is or was, or has agreed to become, a director or officer, or is or was serving, or has agreed to serve, at our request as a director, officer, partner, employee or trustee of, or in a similar capacity with, another corporation, partnership, joint venture, trust or other enterprise (all such persons being referred to as an “Indemnitee”), or by reason of any action alleged to have been taken or omitted in such capacity, against all expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding and any appeal therefrom, if such Indemnitee acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, our best interests, and, with respect to any criminal action or proceeding, he or she had no reasonable cause to believe his or her conduct was unlawful. Our amended and restated certificate of incorporation and amended and restated bylaws will provide that we will indemnify any Indemnitee who was or is a party to an action or suit by or in the right of us to procure a judgment in our favor by reason of the fact that the Indemnitee is or was, or has agreed to become, a director or officer, or is or was serving, or has agreed to serve, at our request as a director, officer, partner, employee or trustee of, or in a similar capacity with, another corporation, partnership, joint venture, trust or other enterprise, or by reason of any action alleged to have been taken or omitted in such capacity, against all expenses (including attorneys’ fees) and, to the extent permitted by law, amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding, and any appeal therefrom, if the Indemnitee acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, our best interests, except that no indemnification shall be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to us, unless a court determines that, despite such adjudication but in view of all of the circumstances, he or she is entitled to indemnification of such expenses. Notwithstanding the foregoing, to the extent that any Indemnitee has been successful, on the merits or otherwise, he or she will be indemnified by us against all expenses (including attorneys’ fees) actually and reasonably incurred in connection therewith. Expenses must be advanced to an Indemnitee under certain circumstances.
Prior to the consummation of this offering, we intend to enter into separate indemnification agreements with each of our directors and executive officers. Each indemnification agreement will provide, among other things, for indemnification to the fullest extent permitted by law against any and all expenses, judgments, fines, penalties and amounts paid in settlement of any claim. The indemnification agreements will provide for the advancement or payment of all expenses to the indemnitee and for the reimbursement to us if it is found that such indemnitee is not entitled to such indemnification under applicable law and our amended and restated certificate of incorporation and amended and restated bylaws.
We maintain a general liability insurance policy that covers certain liabilities of directors and officers of our corporation arising out of claims based on acts or omissions in their capacities as directors or officers.
In any underwriting agreement we enter into in connection with the sale of Class A common stock being registered hereby, the underwriters will agree to indemnify, under certain conditions, us, our directors, our officers and persons who control us within the meaning of the Securities Act, against certain liabilities.
Item 15. Recent sales of unregistered securities.
None.

Item 16. Exhibits and financial statements.
(a)
Exhibits

The following documents are filed as exhibits to this registration statement.
Exhibit No.
1.1*	Form of Underwriting Agreement.
3.1*	Certificate of Incorporation of Yesway, Inc., as in effect prior to the consummation of the Transactions.
3.2*	Form of Amended and Restated Certificate of Incorporation of Yesway, Inc., to be in effect upon the consummation of the Transactions.
3.3*	Bylaws of Yesway, Inc., as in effect prior to the consummation of the Transactions.
3.4*	Form of Amended and Restated Bylaws of Yesway, Inc. to be in effect upon the consummation of the Transactions.
4.1*	Stock Certificate evidencing the shares of Class A common stock.
5.1*	Opinion of Latham & Watkins LLP.
10.1*	Form of Tax Receivable Agreement, to be effective upon the consummation of the Transactions.
10.2*	Form of Fourth Amended and Restated Limited Liability Company Agreement of BW Ultimate Parent, LLC, to be effective upon the consummation of the Transactions.
10.3*	Form of Stockholders Agreement, to be effective upon the consummation of the Transactions.
10.4*	Form of Registration Rights Agreement, to be effective upon the consummation of the Transactions.
10.5*	Credit Agreement, dated as of April 2, 2021, by and among BW Gas & Convenience Parent, LLC, BW Gas & Convenience Holdings, LLC, as borrower, each lender from time to time party thereto, JPMorgan Chase Bank, N.A., as administrative agent, and each L/C Issuer, as defined thereto.
10.5(a)*	Joinder and Amendment Agreement No. 1 to Credit Agreement.
10.5(b)*	Amendment Agreement No. 2 to Credit Agreement.
10.6#*	2025 Incentive Award Plan, to be in effect upon the consummation of the Transactions.
10.7#*	2025 Employee Stock Purchase Plan, to be in effect upon the consummation of the Transactions.
10.8#*	Non-Employee Director Compensation Policy, to be in effect upon the consummation of the Transactions.
10.9#*	Offer Letter by and between Yesway, Inc. and Thomas N. Trkla.
10.10#*	Offer Letter by and between Yesway, Inc. and Ericka L. Ayles.
10.11#*	Offer Letter by and between Yesway, Inc. and Kurt M. Zernich.
10.12*	Form of Indemnification Agreement.
10.13#*	Executive Severance Plan.
10.14#*	Form of Option Agreement under the 2025 Incentive Award Plan.
10.15#*	Form of Restricted Stock Unit Agreement under the 2025 Incentive Award Plan.
21.1*	List of Subsidiaries of Yesway, Inc.
23.1*	Consent of BDO USA, P.C., as to Yesway, Inc.
23.2*	Consent of BDO USA, P.C., as to BW Ultimate Parent, LLC.
23.3*	Consent of Latham & Watkins LLP (contained in its opinion filed as Exhibit 5.1 hereto).
24.1*	Power of Attorney (included on signature page to the initial filing of the registration statement).
107*	Filing Fee Table

*
To be filed by amendment.

#
Indicates management contract or compensatory plan.

Item 17. Undertakings.
(a)
The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

(b)
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of Yesway, Inc. pursuant to the foregoing provisions, or otherwise, Yesway, Inc. has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by Yesway, Inc. of expenses incurred or paid by a director, officer or controlling person of Yesway, Inc. in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, Yesway, Inc. will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction, the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(c)
The undersigned hereby further undertakes that:

(1)
For purposes of determining any liability under the Securities Act the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by Yesway, Inc. pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)
For the purpose of determining any liability under the Securities Act each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, as amended, Yesway, Inc. has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Fort Worth, state of Texas, on this             day of            , 2026.
Yesway, Inc.
By:

Thomas N. Trkla
Chief Executive Officer
Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement on Form S-1 has been signed by the following persons in the capacities set forth opposite their names and on the date indicated above.
Signature	Title	Date
Thomas N. Trkla	Chief Executive Officer and Director (Principal Executive Officer)	, 2026
Ericka L. Ayles	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	, 2026